14008424

UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC Mail Processing Section
RECEIVED
NOV 05 2014
Wash., D.C.
191

United Mexican States	0000101368
Exact name of registrant as specified in charter	Registrant CIK number
Form 18-K (annual report for fiscal year ended December 31, 2013)	
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on November 4, 2014.

United Mexican States

By: /s/ ALEJANDRO DÍAZ DE LEÓN CARRILLO
Name: Alejandro Díaz de León Carrillo
Title: Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

EXHIBIT C TO

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

EXHIBIT INDEX

Item	Description	Page
Exhibit A:	None	
Exhibit B:	None	
Exhibit C:	Federal Expenditure Budget for 2014 and Federal Annual Revenue Law for 2014 of the Registrant	
Exhibit D:	Current United Mexican States Description*	
Exhibit E:	Debt Tables as of December 31, 2013*	

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2014

Nueva Ley publicada en el Diario Oficial de la Federación el 20 de noviembre de 2013

TEXTO VIGENTE
Última reforma publicada DOF 14-07-2014

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ENRIQUE PEÑA NIETO, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

SE EXPIDE LA LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2014, Y SE REFORMA EL PRIMER PÁRRAFO DEL ARTÍCULO 2o. DE LA LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2013.

ARTÍCULO PRIMERO. Se expide la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014:

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2014.

Capítulo I
De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2014, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO	Millones de pesos
TOTAL	**4,467,225.8**
INGRESOS DEL GOBIERNO FEDERAL (1+3+4+5+6)	**2,709,961.1**
1. Impuestos	**1,770,163.0**
1. Impuestos sobre los ingresos:	1,006,376.9
01. Impuesto sobre la renta.	1,006,376.9
2. Impuestos sobre el patrimonio.	
3. Impuestos sobre la producción, el consumo y las transacciones:	750,537.4
01. Impuesto al valor agregado.	609,392.5

	02.	Impuesto especial sobre producción y servicios:		134,441.6
		01.	Gasolinas, diesel para combustión automotriz:	16,483.0
			01. Artículo 2o-A, fracción I.	-4,283.0
			02. Artículo 2o-A, fracción II.	20,766.0
		02.	Bebidas con contenido alcohólico y cerveza:	36,752.0
			01. Bebidas alcohólicas.	11,714.2
			02. Cervezas y bebidas refrescantes.	25,037.8
		03.	Tabacos labrados.	37,208.4
		04.	Juegos con apuestas y sorteos.	3,012.2
		05.	Redes públicas de telecomunicaciones.	8,081.0
		06.	Bebidas energetizantes.	23.6
		07.	Bebidas saborizadas.	12,455.0
		08.	Alimentos no básicos con alta densidad calórica	5,600.0
		09	Plaguicidas.	184.7
		10	Carbono.	14,641.7
	03.	Impuesto sobre automóviles nuevos.		6,703.3
4.	Impuestos al comercio exterior:			26,758.6
	01.	Impuestos al comercio exterior:		26,758.6
		01.	A la importación.	26,758.6
		02.	A la exportación.	0.0
5.	Impuestos sobre Nóminas y Asimilables.			
6.	Impuestos Ecológicos.			
7.	Accesorios:			20,562.2
	01.	Accesorios.		20,562.2
8.	Otros impuestos:			1,501.2
	01.	Impuesto a los rendimientos petroleros.		1,501.2

		02. Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
	9.	Impuestos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	-35,573.3
INGRESOS DE ORGANISMOS Y EMPRESAS (2+7)			**1,106,786.7**
2.	**Cuotas y aportaciones de seguridad social**		**228,188.0**
	1.	Aportaciones para Fondos de Vivienda.	0.0
		Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
	2.	Cuotas para el Seguro Social.	228,188.0
		01. Cuotas para el Seguro Social a cargo de patrones y trabajadores.	228,188.0
	3.	Cuotas de Ahorro para el Retiro.	0.0
		01. Cuotas del Sistema de Ahorro para el Retiro a cargo de los patrones.	0.0
	4.	Otras Cuotas y Aportaciones para la seguridad social:	0.0
		01. Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
		02. Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
	5.	Accesorios.	
3.	**Contribuciones de mejoras**		**27.8**
	1.	Contribución de mejoras por obras públicas:	27.8
		01. Contribución de mejoras por obras públicas de infraestructura hidráulica.	27.8
	2.	Contribuciones de Mejoras no comprendidas en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	0.0
4.	**Derechos**		**822,023.4**
	1.	Derechos por el uso, goce, aprovechamiento o explotación de	31,974.2

	bienes de dominio público:			
	01.	Secretaría de Hacienda y Crédito Público.		0.2
	02.	Secretaría de la Función Pública.		0.0
	03.	Secretaría de Economía.		3,552.0
	04.	Secretaría de Comunicaciones y Transportes.		11,268.1
	05.	Secretaría de Medio Ambiente y Recursos Naturales.		17,093.4
	06.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.		60.5
	07.	Secretaría del Trabajo y Previsión Social.		0.0
2.	Derechos a los hidrocarburos:			785,383.3
	01.	Derecho ordinario sobre hidrocarburos.		659,341.7
	02.	Derecho sobre hidrocarburos para el fondo de estabilización.		100,825.2
	03.	Derecho extraordinario sobre exportación de petróleo crudo.		3,003.8
	04.	Derecho para la investigación científica y tecnológica en materia de energía.		7,610.9
	05.	Derecho para la fiscalización petrolera.		35.1
	06.	Derecho sobre extracción de hidrocarburos.		4,539.1
	07.	Derecho especial sobre hidrocarburos.		6,745.9
	08.	Derecho adicional sobre hidrocarburos.		2,936.5
	09.	Derecho para regular y supervisar la exploración y explotación de hidrocarburos.		345.1
3.	Derechos por prestación de servicios:			4,665.9
	01.	Servicios que presta el Estado en funciones de derecho público:		4,665.9
		01.	Secretaría de Gobernación.	104.4
		02.	Secretaría de Relaciones Exteriores.	2,411.1
		03.	Secretaría de la Defensa Nacional.	0.0
		04.	Secretaría de Marina.	0.0

		05.	Secretaría de Hacienda y Crédito Público.	204.8
		06.	Secretaría de la Función Pública.	8.2
		07.	Secretaría de Energía.	204.3
		08.	Secretaría de Economía.	36.4
		09.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	41.5
		10.	Secretaría de Comunicaciones y Transportes.	1,000.7
		11.	Secretaría de Medio Ambiente y Recursos Naturales.	59.7
		12.	Secretaría de Educación Pública.	502.3
		13.	Secretaría de Salud.	17.3
		14.	Secretaría del Trabajo y Previsión Social.	3.1
		15.	Secretaría de Desarrollo Agrario, Territorial y Urbano.	71.6
		16.	Secretaría de Turismo.	0.3
		17.	Procuraduría General de la República.	0.2
	4.	Otros Derechos.		0.0
	5.	Accesorios.		0.0
	6.	Derechos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.		0.0
5.	**Productos**			**5,665.7**
	1.	Productos de tipo corriente:		6.2
		01.	Por los servicios que no correspondan a funciones de derecho público.	6.2
	2.	Productos de capital:		5,659.5
		01.	Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:	5,659.5
			01. Explotación de tierras y aguas.	0.0
			02. Arrendamiento de tierras, locales y construcciones.	0.3

		03.	Enajenación de bienes:	1,285.6
			01. Muebles.	1,205.3
			02. Inmuebles.	80.3
		04.	Intereses de valores, créditos y bonos.	3,940.5
		05.	Utilidades:	433.0
			01. De organismos descentralizados y empresas de participación estatal.	0.0
			02. De la Lotería Nacional para la Asistencia Pública.	0.0
			03. De Pronósticos para la Asistencia Pública.	432.5
			04. Otras.	0.5
		06.	Otros.	0.1
	3.		Productos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	0.0
6.	**Aprovechamientos**			**112,081.2**
	1.		Aprovechamientos de tipo corriente:	112,056.8
		01.	Multas.	1,514.3
		02.	Indemnizaciones.	1,750.2
		03.	Reintegros:	115.1
			01. Sostenimiento de las escuelas artículo 123.	0.0
			02. Servicio de vigilancia forestal.	0.1
			03. Otros.	115.0
		04.	Provenientes de obras públicas de infraestructura hidráulica.	334.3
		05.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.	0.0
		06.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.	0.0

07.	Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.		0.0
08.	Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.		0.0
09.	Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.		0.0
10.	5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.		0.0
11.	Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.		671.3
12.	Participaciones señaladas por la Ley Federal de Juegos y Sorteos.		877.1
13.	Regalías provenientes de fondos y explotaciones mineras.		0.0
14.	Aportaciones de contratistas de obras públicas.		5.1
15.	Destinados al Fondo para el Desarrollo Forestal:		0.5
	01.	Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
	02.	De las reservas nacionales forestales.	0.0
	03.	Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	0.0
	04.	Otros conceptos.	0.5
16.	Cuotas Compensatorias.		98.5
17.	Hospitales Militares.		0.0
18.	Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.		0.0
19.	Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.		0.0

		20.	Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	0.0
		21.	No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
		22.	Otros:	106,690.4
			01. Remanente de operación del Banco de México.	0.0
			02. Utilidades por Recompra de Deuda.	0.0
			03. Rendimiento mínimo garantizado.	0.0
			04. Otros.	106,690.4
	2.		Aprovechamientos de capital.	24.4
		01.	Recuperaciones de capital:	24.4
			01. Fondos entregados en fideicomiso, a favor de Entidades Federativas y empresas públicas.	19.1
			02. Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	5.3
			03. Inversiones en obras de agua potable y alcantarillado.	0.0
			04. Desincorporaciones.	0.0
			05. Otros.	0.0
	3.		Accesorios.	0.0
	4.		Aprovechamientos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	0.0
7.			**Ingresos por ventas de bienes y servicios.**	**878,598.7**
	1.		Ingresos por ventas de bienes y servicios de organismos descentralizados:	72,835.8
		01.	Instituto Mexicano del Seguro Social.	29,932.2
		02.	Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado.	42,903.6
	2.		Ingresos de operación de entidades paraestatales empresariales:	805,762.9

		01.	Petróleos Mexicanos.	462,357.5
		02.	Comisión Federal de Electricidad.	343,405.4
		03.	Otros ingresos de empresas de participación estatal.	0.0
	3.		Ingresos por ventas de bienes y servicios producidos en establecimientos del Gobierno Central.	
8.	**Participaciones y aportaciones.**			
	1.		Participaciones.	
	2.		Aportaciones.	
	3.		Convenios.	
9.	**Transferencias, asignaciones, subsidios y otras ayudas.**			
	1.		Transferencias internas y asignaciones al sector público.	
	2.		Transferencias al resto del sector público.	
	3.		Subsidios y subvenciones.	
	4.		Ayudas sociales.	
	5.		Pensiones y jubilaciones.	
	6.		Transferencias a fideicomisos, mandatos y análogos.	
10.	**Ingresos derivados de financiamientos**			**650,478.0**
	1.		Endeudamiento interno:	610,820.1
		01.	Endeudamiento interno del Gobierno Federal.	580,757.3
		02.	Otros financiamientos:	30,062.8
			01. Diferimiento de pagos.	30,062.8
			02. Otros.	0.0
	2.		Endeudamiento externo:	0.0
		01.	Endeudamiento externo del Gobierno Federal.	0.0
	3.		Déficit de organismos y empresas de control directo.	39,657.9
Informativo: Endeudamiento neto del Gobierno Federal (10.01.01+10.02.01)				580,757.3

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este precepto.

Se faculta al Ejecutivo Federal para que durante el ejercicio fiscal de 2014, otorgue los beneficios fiscales que sean necesarios para dar debido cumplimiento a las resoluciones derivadas de la aplicación de mecanismos internacionales para la solución de controversias legales que determinen una violación a un tratado internacional.

Por razones de interés público y cuando se considere necesario evitar aumentos desproporcionados en el precio al usuario final, el Ejecutivo Federal fijará los precios máximos al usuario final y de venta de primera mano del gas licuado de petróleo, sin que se requiera trámite o requisito adicional alguno. El Ejecutivo Federal deberá enviar a las comisiones de Hacienda y Crédito Público, y de Presupuesto y Cuenta Pública de la Cámara de Diputados, un informe detallado del mecanismo para fijar los precios de las gasolinas, gas y energía eléctrica.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos por contribuciones pagados en especie o en servicios, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio fiscal de 2014, se proyecta una recaudación federal participable por 2 billones 289 mil 591.0 millones de pesos.

Durante el ejercicio fiscal de 2014, se procurará que los recursos que genere el derecho para la investigación científica y tecnológica en materia de energía a que se refiere el artículo 254 Bis de la Ley Federal de Derechos, sean utilizados para los fines establecidos en dicha ley, salvo que en el tercer trimestre del año y después de que se haya cumplido previamente con las aportaciones correspondientes, la Secretaría de Energía, la Junta de Gobierno del Consejo Nacional de Ciencia y Tecnología y la Secretaría de Hacienda y Crédito Público, derivado de una revisión de los compromisos asumidos por los fondos hasta ese periodo, determinen la utilización de los recursos hasta por un monto de 3 mil millones de pesos, con la finalidad de financiar únicamente otros proyectos dentro del presupuesto del Ramo 38 Consejo Nacional de Ciencia y Tecnología, que preferentemente se vinculen a los objetivos del programa del sector energético. La determinación que se tome sobre la utilización de estos recursos será comunicada al Congreso de la Unión mediante el Informe sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública correspondiente al cuarto trimestre del año. La aplicación de estos recursos se hará de acuerdo con lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2014.

Durante el ejercicio fiscal de 2014, de los recursos que genere el derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos, en primer término 10 mil millones de pesos se destinarán a lo que establecen las leyes federales de Derechos y de Presupuesto y Responsabilidad Hacendaria y, en segundo término, 90 mil 825.2 millones de pesos se destinarán a financiar programas y proyectos de inversión aprobados en el Presupuesto de Egresos de la Federación. La aplicación de estos recursos se hará de acuerdo con lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2014.

La Secretaría de Hacienda y Crédito Público podrá destinar la recaudación obtenida por el derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos, en exceso de la suma de los montos referidos en el párrafo anterior, para compensar parcial o totalmente los ingresos del Gobierno Federal durante el ejercicio fiscal de 2014, así como para cubrir el costo de los combustibles que se requieran para la generación de electricidad en adición a los recursos previstos en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2014.

La compensación parcial o total de ingresos del Gobierno Federal a que se refiere el párrafo anterior se aplicará cuando los ingresos totales, sin considerar los ingresos a que se refiere el numeral 10 de este artículo "Ingresos derivados de Financiamientos", resulten inferiores a los valores estimados en el mismo debido a una disminución de los ingresos por la recaudación total de los impuestos a que se refiere el numeral 1 de este precepto "Impuestos", o disminuyan los ingresos por concepto del derecho ordinario sobre hidrocarburos a que se refiere el artículo 254 de la Ley Federal de Derechos, con motivo de una disminución de la plataforma de extracción o del precio del petróleo crudo, respecto de los valores que sirvieron de base para las estimaciones contenidas en el presente artículo.

Los recursos del derecho sobre hidrocarburos para el fondo de estabilización a que se refiere el artículo 256 de la Ley Federal de Derechos que resten después de aplicar lo dispuesto en los párrafos noveno, décimo y décimo primero de este artículo, se destinarán a lo que establecen las leyes federales de Derechos y de Presupuesto y Responsabilidad Hacendaria.

Se estima que durante el ejercicio fiscal de 2014, en términos monetarios, el pago en especie del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, previsto en la Ley que establece, reforma y adiciona las disposiciones relativas a diversos impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968, ascenderá al equivalente de 2 mil 740.5 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2014.

Con el objeto de que el Gobierno Federal continúe con la labor reconocida en el artículo segundo transitorio del "Decreto por el que se reforman y adicionan diversas disposiciones de la Ley que crea el Fideicomiso que administrará el fondo para el fortalecimiento de sociedades y cooperativas de ahorro y préstamo y de apoyo a sus ahorradores", publicado en el Diario Oficial de la Federación el 28 de enero de 2004, y a fin de atender la problemática social de los ahorradores afectados por la operación irregular de las cajas populares de ahorro y préstamo a que se refiere dicho transitorio, la Secretaría de Hacienda y Crédito Público, por conducto del área responsable de la banca y ahorro, continuará con la instrumentación, fortalecimiento y supervisión de las acciones o esquemas que correspondan para coadyuvar o intervenir en el resarcimiento de los ahorradores afectados.

En caso de que con base en las acciones o esquemas que se instrumenten conforme al párrafo que antecede sea necesaria la transmisión, administración o enajenación, por parte del Ejecutivo Federal, de los bienes y derechos del fideicomiso referido en el primer párrafo del artículo segundo transitorio del Decreto indicado en el párrafo anterior, las operaciones respectivas, en numerario o en especie, se registrarán en cuentas de orden, con la finalidad de no afectar el patrimonio o activos de los entes públicos federales que lleven a cabo esas operaciones.

El producto de la enajenación de los derechos y bienes decomisados o abandonados relacionados con los procesos judiciales y administrativos a que se refiere el artículo segundo transitorio del Decreto indicado en el párrafo precedente, se destinará en primer término, para cubrir los gastos de administración que eroguen los entes públicos federales que lleven a cabo las operaciones referidas en el párrafo anterior y, posteriormente, se destinarán para restituir al Gobierno Federal los recursos públicos aportados para el resarcimiento de los ahorradores afectados a que se refiere dicho precepto.

Los recursos que durante el ejercicio fiscal de 2014 se destinen al Fondo de Estabilización de los Ingresos de las Entidades Federativas en términos de las disposiciones aplicables, podrán utilizarse para cubrir las obligaciones derivadas de los esquemas que, a fin de mitigar la disminución en participaciones federales del ejercicio fiscal de 2014, se instrumenten para potenciar los recursos que, con cargo a dicho fondo, reciben las entidades federativas.

Hasta el 25 por ciento de las aportaciones que con cargo a los fondos de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, y para el Fortalecimiento de las Entidades Federativas, corresponda recibir a las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, podrán servir como fuente de pago o compensación de las obligaciones que contraigan con el Gobierno Federal, siempre que exista acuerdo entre las partes y sin que sea necesario obtener la autorización de la legislatura local ni la inscripción ante la Secretaría de Hacienda y Crédito Público en el Registro de Obligaciones y Empréstitos de Entidades Federativas y Municipios.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2014, por un monto de endeudamiento neto interno hasta por 570 mil millones de pesos. Asimismo, el Ejecutivo Federal y las entidades de control directo podrán contratar obligaciones constitutivas de deuda pública interna adicionales a lo autorizado, siempre que el endeudamiento neto externo sea menor al establecido en el presente artículo o en el presupuesto de las entidades respectivas en un monto equivalente al de dichas obligaciones adicionales. El Ejecutivo Federal queda autorizado para contratar y ejercer en el exterior créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2014, así como para canjear o refinanciar obligaciones del sector público federal, a efecto de obtener un monto de endeudamiento neto externo de 10 mil millones de dólares de los Estados Unidos de América, el cual incluye el monto de endeudamiento neto externo que se ejercería con organismos financieros internacionales. De igual forma, el Ejecutivo Federal y las entidades de control directo podrán contratar obligaciones constitutivas de deuda pública externa adicionales a lo autorizado, siempre que el endeudamiento neto interno sea menor al establecido en el presente artículo o en el presupuesto de las entidades respectivas, en un monto equivalente al de dichas obligaciones adicionales. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2014 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del erario federal, en los términos de la Ley General de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

Las operaciones a las que se refiere el párrafo anterior no deberán implicar endeudamiento neto adicional al autorizado para el ejercicio fiscal de 2014.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos en la cuenta que, para tal efecto, le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el citado Banco procurará las mejores condiciones para el mencionado Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de 15 días hábiles contado a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Titular de dicha Tesorería, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza al Banco Nacional de Crédito Rural, S.N.C., en liquidación, para que en el mercado interno y por conducto de su liquidador, contrate créditos o emita valores con el único objeto de canjear o refinanciar sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago y, en general, a mejorar los términos y condiciones de sus obligaciones financieras. Las obligaciones asumidas conforme a esta autorización estarán respaldadas por el Gobierno Federal en los términos previstos para los pasivos a cargo de las instituciones de banca de desarrollo conforme a sus respectivas leyes orgánicas. Asimismo en marzo de 2014 la Secretaría de Hacienda y Crédito Público a través del Servicio de Administración y Enajenación de Bienes determinará un plazo definitivo para la liquidación de la Institución el cual no deberá exceder de dieciocho meses.

Las acciones, los cupones o los títulos representativos del capital o partes sociales expropiados de las empresas enlistadas en el "Decreto por el que se expropian por causa de utilidad pública, a favor de la Nación, las acciones, cupones y/o los títulos representativos del capital o partes sociales de las empresas que adelante se enlistan", publicado en el Diario Oficial de la Federación los días 3 y 10 de septiembre de 2001, que se entreguen al Gobierno Federal, serán recibidas por conducto de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, estarán libres de gravamen mercantil y no computarán para considerar a sus emisoras como entidades paraestatales, por lo que no estarán sujetas al régimen aplicable a las mismas.

Corresponderá directamente a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, ejercer los derechos corporativos que deriven de la titularidad de las acciones, los cupones o los títulos representativos del capital o partes sociales expropiados a que se refiere el párrafo que antecede, designar representantes para tal efecto y resolver las situaciones de hecho o de derecho que se presenten respecto de las mismas, así como comunicarle a la Tesorería de la Federación el destino que se les dará a efecto de que ésta, sin más trámite, realice la transmisión correspondiente.

Se autoriza a la banca de desarrollo, a la Financiera Rural, a los fondos de fomento y al Instituto del Fondo Nacional para el Consumo de los Trabajadores, un monto conjunto de déficit por intermediación financiera, definida como el crédito neto otorgado al sector privado y social más el déficit de operación de las instituciones de fomento, de 62 mil 510 millones de pesos, de acuerdo con lo previsto en los Criterios Generales de Política Económica para la Iniciativa de Ley de Ingresos y el Proyecto de Presupuesto de Egresos de la Federación correspondientes al ejercicio fiscal de 2014 y a los programas establecidos en el Tomo VII del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2014.

El monto autorizado conforme al párrafo anterior podrá ser adecuado previa autorización del órgano de gobierno de la entidad de que se trate y con la opinión favorable de la Secretaría de Hacienda y Crédito Público.

Para la integración de los requerimientos financieros del sector público que señala el artículo 26 de esta Ley, podrá considerarse como pérdida o ganancia por intermediación financiera, la diferencia en el capital contable entre el cierre del ejercicio fiscal de 2013 y el cierre del ejercicio fiscal de 2014, de las instituciones de banca de desarrollo, de la Financiera Rural, del Instituto del Fondo Nacional para el Consumo de los Trabajadores y de los fondos de fomento que son regulados y supervisados por la Comisión Nacional Bancaria y de Valores.

Los montos establecidos en el artículo 1o., numeral 10 "Ingresos derivados de Financiamientos" de esta Ley, así como el monto de endeudamiento neto interno consignado en este artículo, se verán, en su caso, modificados en lo conducente como resultado de la distribución, entre el Gobierno Federal y los organismos y empresas de control directo, de los montos autorizados en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2014.

La Secretaría de Hacienda y Crédito Público informará al Congreso de la Unión, un avance del Programa Anual de Financiamiento a más tardar el 30 de junio de cada ejercicio, destacando el comportamiento de los diversos rubros en el cual se haga referencia al financiamiento del Gasto de Capital y Refinanciamiento.

Artículo 3o. Se autoriza para el Distrito Federal la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 4.5 mil millones de pesos para el financiamiento de obras contempladas en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2014. Asimismo, se autoriza la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para realizar operaciones de canje o refinanciamiento de la deuda pública del Distrito Federal.

Los financiamientos a que se refiere este artículo se sujetarán a lo siguiente:

I. Deberán contratarse con apego a lo establecido en la Ley General de Deuda Pública, en este artículo y en las directrices de contratación que, al efecto, emita la Secretaría de Hacienda y Crédito Público.

II. Las obras que se financien con el monto de endeudamiento neto autorizado deberán:

1. Producir directamente un incremento en los ingresos públicos.

2. Contemplarse en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal 2014.

3. Apegarse a las disposiciones legales aplicables.

4. Previamente a la contratación del financiamiento respectivo, contar con registro en la cartera que integra y administra la Secretaría de Hacienda y Crédito Público, de conformidad con los términos y condiciones que la misma determine para ese efecto.

III. Las operaciones de financiamiento deberán contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunden en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del sector público federal o de las demás entidades federativas y municipios.

IV. El monto de los desembolsos de los recursos derivados de financiamientos que integren el endeudamiento neto autorizado y el ritmo al que procedan, deberán conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando las obras respectivas, de manera que el ejercicio y aplicación de los mencionados recursos deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. El desembolso de dichos recursos deberá destinarse directamente al pago de aquellas obras que ya hubieren sido adjudicadas bajo la normatividad correspondiente.

V. El Gobierno del Distrito Federal, por conducto del Jefe de Gobierno, remitirá trimestralmente al Congreso de la Unión un informe sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosado por su origen, fuente de financiamiento y destino, especificando las características financieras de las operaciones realizadas.

VI. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorías a los contratos y operaciones de financiamiento, a los actos asociados a la aplicación de los recursos correspondientes y al cumplimiento de lo dispuesto en este artículo.

VII. El Jefe de Gobierno del Distrito Federal será responsable del estricto cumplimiento de las disposiciones de este artículo, así como de la Ley General de Deuda Pública y de las directrices de contratación que expida la Secretaría de Hacienda y Crédito Público. Las infracciones a los ordenamientos citados se sancionarán en los términos que legalmente correspondan y de conformidad al régimen de responsabilidades de los servidores públicos federales.

VIII. Los informes de avance trimestral que el Jefe de Gobierno rinda al Congreso de la Unión conforme a la fracción V de este artículo, deberán contener un apartado específico de deuda pública, de acuerdo con lo siguiente:

1. Evolución de la deuda pública durante el periodo que se informe.

2. Perfil de vencimientos del principal para el ejercicio fiscal correspondiente y para al menos los 5 siguientes ejercicios fiscales.

3. Colocación de deuda autorizada, por entidad receptora y aplicación a obras específicas.

4. Relación de obras a las que se hayan destinado los recursos de los desembolsos efectuados de cada financiamiento, que integren el endeudamiento neto autorizado.

5. Composición del saldo de la deuda por usuario de los recursos y por acreedor.

6. Servicio de la deuda.

7. Costo financiero de la deuda.

8. Canje o refinanciamiento.

9. Evolución por línea de crédito.

10. Programa de colocación para el resto del ejercicio fiscal.

IX. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo de 2014, el programa de colocación de la deuda autorizada para el ejercicio fiscal de 2014.

Artículo 4o. En el ejercicio fiscal de 2014, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada de la Comisión Federal de Electricidad por un total de 274,008.8 millones de pesos, de los cuales 141,248.0 millones de pesos corresponden a inversión directa y 132,760.8 millones de pesos a inversión condicionada.

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada de la Comisión Federal de Electricidad en los términos de los artículos 18 de la Ley General de Deuda Pública y 32, párrafos segundo a sexto, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como del Título Cuarto, Capítulo XIV, del Reglamento de este último ordenamiento, por un total de 23,160.2 millones de pesos, que corresponden a proyectos de inversión directa.

Los proyectos de inversión financiada condicionada a que hace referencia el artículo 4o. de esta Ley, se ejercerán con apego a la estimación que realice la Secretaría de Energía sobre la evolución del margen operativo de reserva del Sistema Eléctrico Nacional. Dicho indicador en su magnitud y metodología deberá ser enviado para conocimiento del Congreso de la Unión a través de la Comisión de Energía de la Cámara de Diputados.

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Capítulo II
De las Obligaciones de Petróleos Mexicanos

Artículo 7o. Petróleos Mexicanos y sus organismos subsidiarios estarán obligados al pago de contribuciones y sus accesorios, de productos y de aprovechamientos, excepto el impuesto sobre la renta, de acuerdo con las disposiciones que los establecen y con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público, además, estarán a lo siguiente:

I. Hidrocarburos

De acuerdo con lo establecido en el artículo 260 de la Ley Federal de Derechos, PEMEX-Exploración y Producción deberá realizar los anticipos que se señalan en el siguiente párrafo.

A cuenta del derecho ordinario sobre hidrocarburos a que se refiere el artículo 254 de la Ley Federal de Derechos, PEMEX-Exploración y Producción deberá realizar pagos diarios, incluyendo los días inhábiles, por 639 millones 940 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberá efectuar un pago de 4 mil 491 millones 889 mil pesos.

II. Enajenación de gasolinas y diesel

Petróleos Mexicanos y sus organismos subsidiarios, por la enajenación de gasolinas y diesel, enterarán diariamente, incluyendo días inhábiles, por conducto de PEMEX-Refinación, anticipos a cuenta del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, siempre que las tasas aplicables a la enajenación de dichos productos, determinadas de acuerdo con el procedimiento establecido en la citada fracción, resulten positivas. La Secretaría de Hacienda y Crédito Público podrá fijar el monto de estos anticipos, los cuales se podrán acreditar contra el pago mensual señalado en el artículo 2o.-A, fracción I, antes mencionado, correspondiente al mes por el que se efectuaron los mismos.

En el caso de que las tasas aplicables a la enajenación de gasolinas y diesel, referidas en el párrafo anterior, resulten negativas, Petróleos Mexicanos y sus organismos subsidiarios no efectuarán los anticipos diarios mencionados en dicho párrafo.

El pago mensual del impuesto especial sobre producción y servicios deberá presentarse a más tardar el último día hábil del mes posterior a aquél al que corresponda el pago. Estas declaraciones se presentarán en la Tesorería de la Federación.

Cuando en un lugar o región del país se establezcan sobreprecios a los precios de la gasolina o del diesel, no se estará obligado al pago del impuesto especial sobre producción y servicios por dichos sobreprecios en la enajenación de estos combustibles. Los recursos obtenidos por los citados sobreprecios no se considerarán para el cálculo del impuesto a los rendimientos petroleros.

Cuando la determinación de la tasa aplicable, de acuerdo con el procedimiento que establece la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios resulte negativa, Petróleos Mexicanos y sus organismos subsidiarios podrán disminuir el monto que resulte de dicha tasa negativa del impuesto especial sobre producción y servicios a su cargo o del impuesto al valor agregado, si el primero no fuera suficiente. En caso de que el primero y el segundo no fueran suficientes el monto correspondiente se podrá acreditar contra el derecho ordinario sobre hidrocarburos que establece el artículo 254 de la Ley Federal de Derechos o contra los pagos provisionales mensuales a que se refiere el artículo 255 de esta última Ley.

III. Pagos del impuesto al valor agregado

Petróleos Mexicanos y sus organismos subsidiarios efectuarán individualmente los pagos del impuesto al valor agregado en la Tesorería de la Federación, mediante declaraciones que presentarán a más tardar el último día hábil del mes siguiente a aquél al que corresponda el pago.

Las declaraciones informativas del impuesto al valor agregado deberán ser presentadas en formato electrónico ante el Servicio de Administración Tributaria con la misma periodicidad que las declaraciones de pago de dicho impuesto.

IV. Determinación y pago de los impuestos a la exportación de petróleo crudo, gas natural y sus derivados

Cuando el Ejecutivo Federal, en ejercicio de las facultades a que se refiere el artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, establezca impuestos a la exportación de petróleo crudo, gas natural y sus derivados, Petróleos Mexicanos y sus organismos subsidiarios deberán determinarlos y pagarlos a más tardar el último día hábil del mes siguiente a aquél en que se efectúe la exportación.

V. Impuesto a los rendimientos petroleros

Petróleos Mexicanos y sus organismos subsidiarios, a excepción de PEMEX-Exploración y Producción, estarán a lo siguiente:

1. Cada organismo deberá calcular el impuesto a los rendimientos petroleros a que se refiere esta fracción aplicando al rendimiento neto del ejercicio la tasa del 30 por ciento. El rendimiento neto a que se refiere este párrafo se determinará restando de la totalidad de los ingresos del ejercicio el total de las deducciones autorizadas que se efectúen en el mismo. En ningún caso la pérdida neta de ejercicios anteriores se podrá disminuir del rendimiento neto del ejercicio.

2. A cuenta del impuesto a los rendimientos petroleros a que se refiere esta fracción, Petróleos Mexicanos y sus organismos subsidiarios deberán realizar pagos diarios, incluyendo los días inhábiles, por un total de 2 millones 56 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberán efectuar un pago por un total de 14 millones 435 mil pesos.

El impuesto se pagará mediante declaración que se presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2015 y contra el impuesto que resulte se acreditarán los anticipos diarios y semanales a que se refiere el párrafo anterior.

Para el cumplimiento de lo dispuesto en esta fracción se aplicarán, en lo conducente, las disposiciones fiscales y las reglas de carácter general expedidas por la Secretaría de Hacienda y Crédito Público en materia de ingresos, deducciones, cumplimiento de obligaciones y facultades de las autoridades fiscales.

VI. Importación de mercancías

Petróleos Mexicanos y sus organismos subsidiarios determinarán individualmente los impuestos a la importación y las demás contribuciones que se causen con motivo de las importaciones que realicen, y deberán pagarlas ante la Tesorería de la Federación, a más tardar el último día hábil del mes posterior a aquél en que se efectúe la importación.

VII. Otras obligaciones

Petróleos Mexicanos será quien cumpla por sí y por cuenta de sus organismos subsidiarios las obligaciones señaladas en esta Ley y en las demás leyes fiscales, excepto la de efectuar pagos diarios y semanales cuando así se prevea expresamente. Para tal efecto, Petróleos Mexicanos será solidariamente responsable del pago de contribuciones y aprovechamientos que correspondan a sus organismos subsidiarios.

Petróleos Mexicanos y sus organismos subsidiarios presentarán las declaraciones, harán los pagos y cumplirán con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación, a través del esquema para la presentación de declaraciones que para tal efecto establezca el Servicio de Administración Tributaria.

La Secretaría de Hacienda y Crédito Público queda facultada para modificar el monto de los pagos diarios y semanales establecidos en este artículo y, en su caso, para determinar la suspensión de dichos pagos, cuando existan modificaciones en los ingresos de Petróleos Mexicanos o de sus organismos subsidiarios que así lo ameriten, así como para expedir las reglas específicas para la aplicación y cumplimiento de lo dispuesto en este artículo.

La Secretaría de Hacienda y Crédito Público informará y explicará las modificaciones a los montos que, por ingresos extraordinarios o una baja en los mismos, impacten en los pagos diarios y semanales establecidos en este artículo, en un informe que se presentará a la Comisión de Hacienda y Crédito Público y al Centro de Estudios de las Finanzas Públicas, ambos de la Cámara de Diputados, dentro del mes siguiente a aquél en que se generen dichas modificaciones, así como en los Informes Trimestrales Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública.

Petróleos Mexicanos presentará al Servicio de Administración Tributaria en los meses de abril, julio y octubre de 2014 y enero de 2015, una declaración en la que informará sobre los pagos por contribuciones y los accesorios a su cargo o a cargo de sus organismos subsidiarios, efectuados en el trimestre anterior.

Petróleos Mexicanos presentará al Servicio de Administración Tributaria, a más tardar el último día hábil del mes de marzo de 2015, declaración informativa sobre la totalidad de las contribuciones causadas o enteradas durante el ejercicio anterior, por sí y por sus organismos subsidiarios.

Petróleos Mexicanos deberá presentar al Servicio de Administración Tributaria las declaraciones informativas a que se refieren los dos párrafos anteriores y las demás disposiciones fiscales, a través de los medios o formatos electrónicos que establezca dicho órgano desconcentrado, en los que se deberá incluir la información específica que en los mismos se indique respecto de las contribuciones, los productos y los aprovechamientos que esa entidad y sus organismos subsidiarios estén obligados a pagar.

El Banco de México deducirá los pagos diarios y semanales que se establecen en el presente artículo de los depósitos que Petróleos Mexicanos o sus organismos subsidiarios deben hacer en dicha institución conforme a la Ley del Banco de México y los concentrará en la Tesorería de la Federación.

Los gastos de mantenimiento y operación de los proyectos integrales de infraestructura de Petróleos Mexicanos que, hasta antes de la entrada en vigor del "Decreto por el que se adicionan y reforman diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria", publicado en el Diario Oficial de la Federación el 13 de noviembre de 2008, eran considerados proyectos de infraestructura productiva de largo plazo en términos del artículo 32 de dicha Ley, serán registrados como inversión.

Para dar cumplimiento a lo dispuesto en el artículo 261, segundo párrafo de la Ley Federal de Derechos, durante el ejercicio fiscal de 2014 la Secretaría de Hacienda y Crédito Público efectuará anticipos mensuales, a más tardar el día 17 de cada mes, por las participaciones que correspondan a un doceavo de la Recaudación Federal Participable de los derechos, ordinario sobre hidrocarburos, especial sobre hidrocarburos y adicional sobre hidrocarburos, establecidos en el artículo 1o., numerales 4.2.01, 4.2.07 y 4.2.08, de la presente Ley, respectivamente, sobre los cuales, en su caso, se aplicarán los mecanismos de compensación establecidos en las disposiciones en materia de coordinación fiscal.

Para dar cumplimiento a lo dispuesto en el artículo 257, último párrafo, de la Ley Federal de Derechos se establece que la plataforma de extracción y de exportación de petróleo crudo durante 2014 será por una estimación máxima de 2.65 y 1.31 millones de barriles diarios en promedio, respectivamente.

Capítulo III
De las Facilidades Administrativas y Beneficios Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.75 por ciento mensual sobre los saldos insolutos.

II. Cuando de conformidad con el Código Fiscal de la Federación, se autorice el pago a plazos, se aplicará la tasa de recargos que a continuación se establece, sobre los saldos y durante el periodo de que se trate:

1. Tratándose de pagos a plazos en parcialidades de hasta 12 meses, la tasa de recargos será del 1 por ciento mensual.

2. Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.25 por ciento mensual.

3. Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.5 por ciento mensual.

Las tasas de recargos establecidas en la fracción II de este artículo incluyen la actualización realizada conforme a lo establecido por el Código Fiscal de la Federación.

Artículo 9o. Se ratifican los acuerdos y disposiciones de carácter general expedidos en el Ramo de Hacienda, de las que hayan derivado beneficios otorgados en términos de la presente Ley, así como por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Se ratifican los convenios que se hayan celebrado entre la Federación por una parte y las entidades federativas, organismos autónomos por disposición constitucional de éstas, organismos públicos descentralizados de las mismas y los municipios, por la otra, en los que se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las entidades federativas, por la otra, en los que se señalen los incentivos que perciben las propias entidades federativas y, en su caso, los municipios, por las mercancías o vehículos de procedencia extranjera, embargados precautoriamente por las mismas, que pasen a propiedad del Fisco Federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6 bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2014, incluso por el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos o que por cualquier causa legal no se paguen.

Para establecer el monto de los aprovechamientos se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero y, en su caso, se estará a lo siguiente:

I. La cantidad que deba cubrirse por concepto del uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2014, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2014, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2014. Asimismo, los aprovechamientos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los aprovechamientos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2014, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los aprovechamientos que perciba la dependencia correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público establezca un aprovechamiento con motivo de la garantía soberana del Gobierno Federal o tratándose de recuperaciones de capital de las instituciones de banca de desarrollo, los recursos correspondientes se podrán destinar a la capitalización de los bancos de desarrollo o a fomentar acciones que permitan cumplir con el mandato de dicha banca, sin perjuicio de lo previsto en el último párrafo del artículo 12 de la presente Ley.

Los ingresos excedentes provenientes de los aprovechamientos a que se refiere el artículo 1o., numerales 6.1.11, 6.2.01.04 y 6.1.22.04 de esta Ley por concepto de participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía, de desincorporaciones distintos de entidades paraestatales y de otros aprovechamientos, respectivamente, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2014, se aplicarán los vigentes al 31 de diciembre de 2013, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR

Enero	1.0379
Febrero	1.0338
Marzo	1.0287
Abril	1.0212
Mayo	1.0206
Junio	1.0240
Julio	1.0246
Agosto	1.0249
Septiembre	1.0147
Octubre	1.0113
Noviembre	1.0072
Diciembre	1.0013

En el caso de aprovechamientos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2014 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2013, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2014.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, aquéllos a que se refieren la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, la Ley Federal de Competencia Económica, y la Ley Federal de Telecomunicaciones y Radiodifusión, así como los accesorios de los aprovechamientos no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

En aquellos casos en los que se incumpla con la obligación de presentar los comprobantes de pago de los aprovechamientos a que se refiere este artículo en los plazos que para tales efectos se fijen, el prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación de que se trate, procederá conforme a lo dispuesto en el artículo 3o. de la Ley Federal de Derechos.

El prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación, deberá informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2014, los conceptos y montos de los ingresos que hayan percibido por aprovechamientos, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Los sujetos a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2014, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal de 2014, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2014, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los productos que perciba la dependencia correspondiente.

Para los efectos del párrafo anterior, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2014, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2014. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los productos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2014, se aplicarán los vigentes al 31 de diciembre de 2013, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0379
Febrero	1.0338
Marzo	1.0287
Abril	1.0212
Mayo	1.0206
Junio	1.0240
Julio	1.0246
Agosto	1.0249
Septiembre	1.0147
Octubre	1.0113
Noviembre	1.0072
Diciembre	1.0013

En el caso de productos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2014 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2013, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2014.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

De los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, el Servicio de Administración y Enajenación de Bienes deberá descontar los importes necesarios para financiar otras transferencias o mandatos de la propia Tesorería; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en un fondo que se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste, y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables. En el mecanismo previsto en el presente párrafo, se podrá aplicar a los ingresos provenientes de las enajenaciones de bienes de comercio exterior que transfieran las autoridades aduaneras, incluso para el pago de resarcimientos de bienes procedentes de comercio exterior que el Servicio de Administración y Enajenación de Bienes deba realizar por mandato de autoridad administrativa o jurisdiccional; con independencia de que el bien haya o no sido transferido a dicho Organismo por la entidad transferente.

Para los efectos del párrafo anterior, el Servicio de Administración y Enajenación de Bienes remitirá de manera semestral a la Cámara de Diputados, un informe que contenga el desglose de las operaciones efectuadas por motivo de las transferencias de bienes del Gobierno Federal de las autoridades mencionadas en el párrafo citado.

Los ingresos netos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes se podrán destinar hasta en un 100 por ciento a financiar otras transferencias o mandatos de la misma entidad transferente, así como para el pago de los créditos que hayan sido otorgados por la banca de desarrollo para cubrir los gastos de operación de los bienes transferidos, siempre que en el acta de entrega recepción de los bienes transferidos o en el convenio que al efecto se celebre se señale dicha situación. Lo previsto en este párrafo no resulta aplicable a las enajenaciones de bienes decomisados a que se refiere el penúltimo párrafo del artículo 13 de esta Ley.

Los ingresos provenientes de la enajenación de los bienes sobre los que sea declarada la extinción de dominio y de sus frutos, serán destinados a los fines que establece el artículo 54 de la Ley Federal de Extinción de Dominio, Reglamentaria del artículo 22 de la Constitución Política de los Estados Unidos Mexicanos.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2014, los conceptos y montos de los ingresos que hayan percibido por productos, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Las dependencias a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2014 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 12. Los ingresos que se recauden por parte de las dependencias de la Administración Pública Federal o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán concentrarse en la Tesorería de la Federación el día hábil siguiente al de su recepción y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

También se concentrarán en la Tesorería de la Federación en el plazo señalado en el párrafo anterior, los derechos y aprovechamientos, por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, así como los aprovechamientos por infracciones a la Ley Federal de Competencia Económica.

El incumplimiento en la concentración oportuna a que se refieren los párrafos anteriores, generará a las dependencias u órganos públicos la obligación de pagar cargas financieras por concepto de indemnización al Fisco Federal, sin exceder sus presupuestos autorizados o los del prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte de promediar la Tasa Ponderada de Fondeo Bancario dada a conocer diariamente por el Banco de México en su página de Internet durante el periodo que dure la falta de concentración. En el caso de que por cualquier motivo se deje de publicar la mencionada tasa se utilizará la tasa de interés que el Banco de México dé a conocer en sustitución de la misma.

El monto de las cargas financieras se determinará dividiendo la tasa anual a que se refiere el párrafo anterior entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse la concentración y hasta el día en que la misma se efectúe. El resultado obtenido se multiplicará por el importe no concentrado oportunamente.

No será aplicable la carga financiera a que se refiere este artículo cuando se acredite ante la Tesorería de la Federación la imposibilidad práctica del cumplimiento oportuno de la concentración, siempre que cuenten con la validación respectiva del órgano interno de control en la dependencia u órgano de que se trate.

Las entidades de control directo, los poderes Legislativo y Judicial y los órganos autónomos por disposición constitucional, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley, salvo por lo dispuesto en el segundo párrafo de este artículo, y deberán conservar a disposición de los órganos revisores de la Cuenta de la Hacienda Pública Federal, la documentación comprobatoria de dichos ingresos.

Para los efectos del registro de los ingresos a que se refiere el párrafo anterior, se deberá presentar a la Secretaría de Hacienda y Crédito Público la documentación comprobatoria de la obtención de dichos ingresos, o bien, de los informes avalados por el órgano interno de control o de la comisión respectiva del órgano de gobierno, según sea el caso, especificando los importes del impuesto al valor agregado que hayan trasladado por los actos o las actividades que dieron lugar a la obtención de los ingresos.

Las entidades de control indirecto deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios institutos o por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

Los ingresos que obtengan las instituciones educativas, planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquier otra vía, incluidos los que generen sus escuelas, centros y unidades de enseñanza y de investigación, formarán parte de su patrimonio, en su caso, serán administrados por las propias instituciones y se destinarán para sus finalidades y programas institucionales, de acuerdo con las disposiciones presupuestarias aplicables, sin perjuicio de lo dispuesto en el primer párrafo de este artículo.

Para el ejercicio oportuno de los recursos a que se refiere el párrafo anterior, la Secretaría de Hacienda y Crédito Público podrá establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de 10 días hábiles, contado a partir de que dichos ingresos hayan sido concentrados en la Tesorería de la Federación.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público el origen y aplicación de sus ingresos.

Los ingresos que provengan de proyectos de comercialización de certificados de reducción de gases de efecto invernadero, como dióxido de carbono y metano, se destinarán a las entidades de control directo que los generen, para la realización del proyecto que los generó o proyectos de la misma naturaleza.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar los recursos públicos al final del ejercicio en la Tesorería de la Federación, en los términos del artículo 54, párrafo tercero, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos públicos remanentes a la extinción o terminación de la vigencia de un fideicomiso, mandato o contrato análogo deberán ser concentrados en la Tesorería de la Federación bajo la naturaleza de productos o aprovechamientos, según su origen, y se podrán destinar a la dependencia que aportó los recursos o a la dependencia o entidad que concuerden con los fines u objeto para los cuales se creó el fideicomiso, mandato o contrato análogo, salvo aquéllos para los que esté previsto un destino distinto en el instrumento correspondiente. Asimismo, los ingresos excedentes provenientes de los aprovechamientos a que se refiere el numeral 6.2.01, con excepción del numeral 6.2.01.04 del artículo 1o. de esta Ley, por concepto de recuperaciones de capital, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos, negociaciones y desincorporación de entidades paraestatales son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Con excepción de lo dispuesto en el séptimo párrafo de este artículo para los procesos de desincorporación de entidades paraestatales, los ingresos netos a que se refiere este párrafo se concentrarán en la Tesorería de la Federación y deberán manifestarse tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier entidad transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje, por concepto de gastos indirectos de operación, que no podrá ser mayor del 7 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por la Junta de Gobierno de la citada entidad y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

Los recursos remanentes de los procesos de desincorporación de entidades concluidos podrán destinarse para cubrir los gastos y pasivos derivados de los procesos de desincorporación de entidades deficitarios, directamente o por conducto del Fondo de Desincorporación de Entidades, siempre que se cuente con la opinión favorable de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, sin que sea necesario concentrarlos en la Tesorería de la Federación. Estos recursos deberán identificarse por el liquidador, fiduciario o responsable del proceso en una subcuenta específica.

Los pasivos a cargo de organismos descentralizados en proceso de desincorporación que tengan como acreedor al Gobierno Federal, con excepción de aquéllos que tengan el carácter de crédito fiscal, quedarán extinguidos de pleno derecho sin necesidad de autorización alguna, y los créditos quedarán cancelados de las cuentas públicas.

Los recursos remanentes de los procesos de desincorporación de entidades que se encuentren en el Fondo de Desincorporación de Entidades, podrán permanecer afectos a éste para hacer frente a los gastos y pasivos de los procesos de desincorporación de entidades deficitarios, previa opinión de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación. No se considerará enajenación la transmisión de bienes y derechos al Fondo de Desincorporación de Entidades que, con la opinión favorable de dicha Comisión, efectúen las entidades en proceso de desincorporación, para concluir las actividades residuales del proceso respectivo.

Tratándose de los procesos de desincorporación de entidades constituidas o en las que participen entidades paraestatales no apoyadas u otras entidades con recursos propios, los recursos remanentes que les correspondan de dichos procesos ingresarán a sus respectivas tesorerías para hacer frente a sus gastos.

Los ingresos obtenidos por la venta de bienes asegurados cuya administración y destino hayan sido encomendados al Servicio de Administración y Enajenación de Bienes, en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, deberán conservarse en cuentas de orden, hasta en tanto se defina el estatus jurídico de dichos bienes. Una vez que se determine el estatus jurídico, se podrán aplicar a los ingresos los descuentos aludidos en el presente artículo, previo al entero a la Tesorería de la Federación o a la entrega a la dependencia o entidad que tenga derecho a recibirlos.

Los ingresos provenientes de la enajenación de bienes decomisados y de sus frutos, a que se refiere la fracción I del artículo 1o. de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, se destinarán a la compensación a que se refieren los artículos 66, 67 y 69 de la Ley General de Víctimas y una vez que sea cubierta la misma, ésta no proceda o no sea instruida, los recursos restantes o su totalidad se entregarán en partes iguales, al Poder Judicial de la Federación, a la Procuraduría General de la República y a la Secretaría de Salud, con excepción de lo dispuesto en el párrafo décimo sexto del artículo 1o. de la presente Ley.

Los ingresos que la Federación obtenga en términos del artículo 71 de la Ley General de Víctimas, serán integrados al patrimonio del Fondo de Ayuda, Asistencia y Reparación Integral previsto en la Ley citada.

Artículo 14. Se aplicará lo establecido en esta Ley a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de su Reglamento y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2014, entre las que se comprende de manera enunciativa a las siguientes:

I. Petróleos Mexicanos y sus organismos subsidiarios.

II. Comisión Federal de Electricidad.

III. Instituto Mexicano del Seguro Social.

IV. Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones.

Reforma DOF 14-07-2014: Derogó del artículo el entonces último párrafo

Artículo 15. Cuando con anterioridad al 1 de enero de 2014, una persona hubiere incurrido en infracción a las disposiciones aduaneras en los casos a que se refiere el artículo 152 de la Ley Aduanera y a la fecha de entrada en vigor de esta Ley no le haya sido impuesta la sanción correspondiente, dicha sanción no le será determinada si, por las circunstancias del infractor o de la comisión de la infracción, el crédito fiscal aplicable no excede a 3,500 unidades de inversión o su equivalente en moneda nacional al 1 de enero de 2014.

Durante el ejercicio fiscal de 2014, los contribuyentes a los que se les impongan multas por infracciones derivadas del incumplimiento de obligaciones fiscales federales distintas a las obligaciones de pago, entre otras, las relacionadas con el Registro Federal de Contribuyentes, con la presentación de declaraciones, solicitudes o avisos y con la obligación de llevar contabilidad, así como aquéllos a los que se les impongan multas por no efectuar los pagos provisionales de una contribución, de conformidad con lo dispuesto en el artículo 81, fracción IV del Código Fiscal de la Federación, con excepción de las impuestas por declarar pérdidas fiscales en exceso y las contempladas en el artículo 85, fracción I del citado Código, independientemente del ejercicio por el que corrijan su situación derivado del ejercicio de facultades de comprobación, pagarán el 50 por ciento de la multa que les corresponda si llevan a cabo dicho pago después de que las autoridades fiscales inicien el ejercicio de sus facultades de comprobación y hasta antes de que se le levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación, siempre y cuando, además de dicha multa, se paguen las contribuciones omitidas y sus accesorios, cuando sea procedente.

Para los efectos del párrafo que antecede, cuando los contribuyentes corrijan su situación fiscal y paguen las contribuciones omitidas junto con sus accesorios, en su caso, después de que se levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere dicho párrafo, pero antes de que se notifique la resolución que determine el monto de las contribuciones omitidas, los contribuyentes pagarán el 60 por ciento de la multa que les corresponda siempre que se cumplan los demás requisitos exigidos en el párrafo anterior.

Artículo 16. Durante el ejercicio fiscal de 2014, se estará a lo siguiente:

A. En materia de estímulos fiscales:

I. Se otorga un estímulo fiscal a las personas que realicen actividades empresariales, excepto minería, y que para determinar su utilidad puedan deducir el diesel que adquieran para su consumo final, siempre que se utilice exclusivamente como combustible en maquinaria en general, excepto vehículos, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de dicho combustible.

El estímulo a que se refiere el párrafo anterior también será aplicable a los vehículos marinos siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

II. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

1. Podrán acreditar únicamente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación del diesel en términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios.

Para los efectos del párrafo anterior, el monto que se podrá acreditar será el que resulte de aplicar el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, y que se señale en forma expresa y por separado en el comprobante correspondiente.

En los casos en que el diesel se adquiera de agencias o distribuidores autorizados, el impuesto que podrán acreditar será el que resulte de aplicar el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, y que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a dichas agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores les hayan enajenado. En ningún caso procederá la devolución de las cantidades a que se refiere este numeral.

2. Las personas que utilicen el diesel en las actividades agropecuarias o silvícolas, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diesel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el numeral anterior. Para la determinación del estímulo en los términos de este párrafo, no se considerará el impuesto correspondiente a la fracción II del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, incluido dentro del precio señalado.

Lo dispuesto en este numeral no será aplicable cuando la tasa para la enajenación de diesel, de acuerdo con el procedimiento que establece la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, resulte negativa o igual a cero.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que en los términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate.

El acreditamiento a que se refiere la fracción anterior podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo o contra las retenciones efectuadas en el mismo ejercicio a terceros por dicho impuesto.

III. Las personas que adquieran diesel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere la fracción I del presente artículo podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción II que antecede, en lugar de efectuar el acreditamiento a que la misma se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año. En ningún caso el monto de la devolución podrá ser superior a 747.69 pesos mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior.

Las personas morales que podrán solicitar la devolución a que se refiere esta fracción serán aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a 747.69 pesos mensuales, por cada uno de los socios o asociados, sin que exceda en su totalidad de 7,884.96 pesos mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VIII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de 14,947.81 pesos mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre de 2014 y enero de 2015.

Las personas a que se refiere el primer párrafo de esta fracción deberán llevar un registro de control de consumo de diesel, en el que asienten mensualmente la totalidad del diesel que utilicen para sus actividades agropecuarias o silvícolas en los términos de la fracción I de este artículo, en el que se deberá distinguir entre el diesel que se hubiera destinado para los fines a que se refiere dicha fracción, del diesel utilizado para otros fines. Este registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

La devolución a que se refiere esta fracción se deberá solicitar al Servicio de Administración Tributaria acompañando la documentación prevista en la presente fracción, así como aquélla que dicho órgano desconcentrado determine mediante reglas de carácter general.

El derecho para la devolución del impuesto especial sobre producción y servicios tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diesel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción y en la fracción II de este artículo no serán aplicables a los contribuyentes que utilicen el diesel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

Lo dispuesto en esta fracción no será aplicable cuando la tasa para la enajenación de diesel, de acuerdo con el procedimiento que establece la fracción I del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, resulte negativa o igual a cero.

Se cancelan los créditos fiscales derivados de las cantidades que obtuvieron del Servicio de Administración Tributaria los contribuyentes del sector agropecuario y silvícola por el uso del diesel para su consumo final, durante el periodo enero-junio del ejercicio fiscal de 2013.

IV. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado, de personas o de carga, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios a que se refiere el artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios, que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate en los términos del artículo 2o.-A, fracción I de la Ley del Impuesto Especial sobre Producción y Servicios. El comprobante que se expida deberá reunir los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del mes en que se adquiera el diesel, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, de acuerdo al artículo 179 de la Ley del Impuesto sobre la Renta.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

V. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre público y privado, de carga o pasaje que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50 por ciento del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del ejercicio en que se realicen los gastos, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. En el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación del beneficio contenido en esta fracción.

VI. Se otorga un estímulo fiscal a los adquirentes que utilicen los combustibles fósiles a que se refiere el artículo 2o., fracción I, inciso H) de la Ley del Impuesto Especial sobre Producción y Servicios, en sus procesos productivos para la elaboración de otros bienes y que en su proceso productivo no se destinen a la combustión.

El estímulo fiscal señalado en esta fracción será igual al monto que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda, por la cantidad del combustible consumido en un mes, que no se haya sometido a un proceso de combustión.

El monto que resulte conforme a lo señalado en el párrafo anterior únicamente podrá ser acreditado contra el impuesto sobre la renta que tenga el contribuyente a su cargo en el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio. Para el caso de Petróleos Mexicanos y sus organismos subsidiarios, el monto señalado sólo podrá ser acreditable contra el impuesto a los rendimientos petroleros a su cargo.

Se faculta al Servicio de Administración Tributaria para emitir reglas de carácter general que determinen los porcentajes máximos de utilización del combustible no sujeto a un proceso de combustión por tipos de industria, así como las demás disposiciones que considere necesarias para la correcta aplicación de este estímulo fiscal.

VII. Se otorga un estímulo fiscal a los contribuyentes titulares de concesiones y asignaciones mineras cuyos ingresos brutos totales anuales por venta o enajenación de minerales y sustancias a que se refiere la Ley Minera, sean menores a 50 millones de pesos, consistente en permitir el acreditamiento del derecho especial sobre minería a que se refiere el artículo 268 de la Ley Federal de Derechos que hayan pagado en el ejercicio de que se trate.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tengan los concesionarios o asignatarios mineros a su cargo, correspondiente al mismo ejercicio en que se haya determinado el estímulo.

El Servicio de Administración Tributaria podrá expedir las disposiciones de carácter general necesarias para la correcta y debida aplicación de esta fracción.

Los beneficiarios de los estímulos fiscales previstos en las fracciones I, IV, V, VI y VII de este apartado quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto señalen.

Los beneficios que se otorgan en las fracciones I, II y III del presente apartado no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley.

Los estímulos establecidos en las fracciones IV y V de este apartado podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la presente Ley.

Los estímulos fiscales que se otorgan en el presente apartado están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada uno de ellos se establece en la presente Ley.

B. En materia de exenciones:

I. Se exime del pago del impuesto sobre automóviles nuevos que se cause a cargo de las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, así como de aquéllos eléctricos que además cuenten con motor de combustión interna o con motor accionado por hidrógeno.

II. Se exime del pago del derecho de trámite aduanero que se cause por la importación de gas natural, en los términos del artículo 49 de la Ley Federal de Derechos.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la aplicación del contenido previsto en este artículo.

Artículo 17. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en la presente Ley, en el Código Fiscal de la Federación, ordenamientos legales referentes a organismos descentralizados federales que prestan los servicios de seguridad social, decretos presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación o las bases de organización o funcionamiento de los entes públicos o empresas de participación estatal, cualquiera que sea su naturaleza.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias u órganos por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias u órganos, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 18. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo 1o. de esta Ley, los poderes Legislativo y Judicial de la Federación, los tribunales administrativos, los órganos autónomos por disposición constitucional, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades, se deberán aplicar en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados de la dependencia en la Ley de Ingresos de la Federación, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso, goce, aprovechamiento o explotación de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

Se faculta a la Secretaría de Hacienda y Crédito Público para que, en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, emita dictámenes y reciba notificaciones, de ingresos excedentes que generen las dependencias, sus órganos administrativos desconcentrados y entidades.

Artículo 19. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la entidad, tales como la recuperación de seguros, los donativos en dinero y la enajenación de bienes muebles.

IV. Ingresos de los poderes Legislativo y Judicial de la Federación, así como de los tribunales administrativos y de los órganos constitucionales autónomos. No se incluyen en esta fracción los aprovechamientos por infracciones a la Ley Federal de Competencia Económica ni aquéllos por concepto de derechos y aprovechamientos por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, los cuales se sujetan a lo dispuesto en el artículo 12, segundo párrafo, de esta Ley.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades a más tardar el último día hábil de enero de 2014 y durante dicho ejercicio fiscal, conforme se modifiquen.

Artículo 20. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 21. Durante el ejercicio fiscal de 2014 la tasa de retención anual a que se refieren los artículos 54 y 135 de la Ley del Impuesto sobre la Renta será del 0.60 por ciento.

Capítulo IV
De la Información, la Transparencia, la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 22. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio referido en el párrafo anterior será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2014.

Artículo 23. Los estímulos fiscales y las facilidades administrativas que prevea la Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2015 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos fiscales deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el Presupuesto de Gastos Fiscales.

Artículo 24. Los datos generales que a continuación se citan, de las personas morales y de las personas físicas que realicen actividades empresariales o profesionales de conformidad con lo dispuesto en la Ley del Impuesto sobre la Renta, que el Servicio de Administración Tributaria obtenga con motivo del ejercicio de sus atribuciones, deberán ser comunicados al Instituto Nacional de Estadística y Geografía para fines estadísticos:

I. Nombre, denominación o razón social.

II. Domicilio o domicilios donde se lleven a cabo actividades empresariales o profesionales.

III. Actividad preponderante y la clave que se utilice para su identificación.

La información obtenida conforme a este artículo y comunicada al Instituto Nacional de Estadística y Geografía, no se considerará comprendida dentro de las prohibiciones y restricciones que establece el Código Fiscal de la Federación, pero le serán aplicables las disposiciones que sobre confidencialidad de la información determine el Instituto Nacional de Estadística y Geografía, en términos de la Ley del Sistema Nacional de Información Estadística y Geográfica y de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

La información estadística que se obtenga con los datos a que se refiere el presente artículo podrá ser objeto de difusión pública.

Artículo 25. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores a más tardar el 30 de junio de 2014, el Presupuesto de Gastos Fiscales.

El Presupuesto de Gastos Fiscales comprenderá los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades administrativas, estímulos fiscales, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal.

El presupuesto a que se refiere el párrafo anterior deberá contener los montos referidos estimados para el ejercicio fiscal de 2015 en los siguientes términos:

I. El monto estimado de los recursos que dejará de percibir en el ejercicio el Erario Federal.

II. La metodología utilizada para realizar la estimación.

III. La referencia o sustento jurídico que respalde la inclusión de cada concepto o partida.

IV. Los sectores o actividades beneficiados específicamente de cada concepto, en su caso.

V. Los beneficios sociales y económicos asociados a cada uno de los gastos fiscales.

La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar, a más tardar el 30 de septiembre de 2014, a las instancias a que se refiere el primer párrafo de este artículo un reporte de las personas morales y fideicomisos autorizados para recibir donativos deducibles para los efectos del impuesto sobre la renta, en el que se deberá señalar, para cada una, los montos de los donativos obtenidos en efectivo y en especie, así como los recibidos del extranjero y las entidades federativas en las que se ubiquen las mismas, clasificándolas por tipo de donataria de conformidad con los conceptos contenidos en los artículos 79, 82, 83 y 84 de la Ley del Impuesto sobre la Renta y 31, segundo párrafo y 114 de su Reglamento. Para la generación de este reporte, la información se obtendrá de la que las donatarias autorizadas estén obligadas a presentar en la declaración informativa de las personas morales con fines no lucrativos a la que se refiere el penúltimo párrafo del artículo 86 de la Ley del Impuesto sobre la Renta, correspondiente al ejercicio fiscal de 2013.

La información a que se refiere el párrafo anterior no se considerará comprendida dentro de las prohibiciones y restricciones que establecen los artículos 69 del Código Fiscal de la Federación y 2o., fracción VII de la Ley Federal de los Derechos del Contribuyente.

Artículo 26. Con el propósito de transparentar el monto y la composición de los pasivos financieros del Gobierno Federal, la Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y hacer llegar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, a más tardar el 30 de abril de 2014, un documento que explique cómo se computan los balances fiscales y los requerimientos financieros del sector público, junto con la metodología respectiva, en el que se incluyan de manera integral todas las obligaciones financieras del Gobierno Federal, así como los pasivos públicos, pasivos contingentes y pasivos laborales.

Artículo 27. En el ejercicio fiscal de 2014, toda iniciativa en materia fiscal, incluyendo aquéllas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2015, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo del ordenamiento de que se trate en el cual se llevarían a cabo las reformas.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

I. Que se otorgue certidumbre jurídica a los contribuyentes.

II. Que el pago de las contribuciones sea sencillo y asequible.

III. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización.

IV. Que las contribuciones sean estables para las finanzas públicas.

Los aspectos anteriores deberán incluirse en la exposición de motivos de la iniciativa de que se trate, mismos que deberán ser tomados en cuenta en la elaboración de los dictámenes que emitan las comisiones respectivas del Congreso de la Unión. La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2015 incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2015 deberá especificar la memoria de cálculo de cada uno de los rubros de ingresos previstos en la misma, así como las proyecciones de estos ingresos para los próximos 5 años. Se deberá entender por memoria de cálculo los procedimientos descritos en forma detallada de cómo se realizaron los cálculos, con el fin de que puedan ser revisados por la Cámara de Diputados.

Transitorios de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014

Primero. La presente Ley entrará en vigor el 1 de enero de 2014.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales de Importación y de Exportación efectuadas por el Ejecutivo Federal a las que se refiere el informe que, en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, ha rendido el propio Ejecutivo Federal al Congreso de la Unión en el año 2013.

Tercero. Para los efectos de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014, cuando de conformidad con la Ley Orgánica de la Administración Pública Federal se modifique la denominación de alguna dependencia o las existentes desaparezcan, se entenderá que los ingresos estimados para éstas en la presente Ley corresponderán a las dependencias cuyas denominaciones hayan cambiado o que absorban las facultades de aquéllas que desaparezcan, según corresponda.

Cuarto. A partir de 2015, los precios al público que determine la Secretaría de Hacienda y Crédito Público para las gasolinas Magna y Premium y el diesel deberán ajustarse mensualmente de forma congruente con la inflación esperada de la economía. La política de precios establecida en este Transitorio se mantendrá siempre que los precios internacionales permanezcan estables o disminuyan, en caso contrario, la Secretaría de Hacienda y Crédito Público revisará al alza los incrementos de los precios públicos, de manera consistente con el crecimiento en el precio de los combustibles en el mercado internacional.

Quinto.- Se crea el Fondo de Compensación del Régimen de Pequeños Contribuyentes y del Régimen de Intermedios, el cual será destinado a aquellas entidades federativas que, mediante convenio con el Gobierno Federal en términos del artículo 13 de la Ley de Coordinación Fiscal, colaboren en su territorio en la administración del Régimen de Incorporación Fiscal, a que se refiere el Título IV, Capítulo II, Sección II, de la Ley del Impuesto sobre la Renta.

El Fondo de Compensación del Régimen de Pequeños Contribuyentes y del Régimen de Intermedios se integrará considerando la recaudación correspondiente a los regímenes de Pequeños Contribuyentes e Intermedios que, en el ejercicio fiscal 2013, las entidades federativas hayan obtenido y reportado en la Cuenta Mensual Comprobada de Ingresos Coordinados y de acuerdo con la siguiente fórmula:

$$FCRI_t = 0.77614RRI_{13,t} + CISR_t RISR_{13,t}$$

Donde:

$FCRI_t$ es el monto del Fondo de Compensación del Régimen de Pequeños Contribuyentes y del Régimen de Intermedios del año t.

$RRI_{13,t}$ son los recursos derivados de la recaudación del Régimen de Intermedios de las entidades que convengan con la Federación, colaborar en la administración del Régimen de Incorporación Fiscal y que hayan reportado en la Cuenta Mensual Comprobada de Ingresos Coordinados correspondiente al ejercicio 2013, actualizados por la inflación observada entre el ejercicio 2013 y el año inmediato anterior al año t.

$CISR_t$ corresponde al valor por año establecido en el siguiente cuadro:

t	$CISR_t$
2014	100%
2015	90%
2016	80%
2017	70%
2018	60%
2019	50%
2020	40%
2021	30%
2022	20%
2023	10%
2024 en adelante	0%

$RISR_{13,t}$ es la recaudación del Régimen de Pequeños Contribuyentes por concepto de impuesto sobre la renta, de las entidades que convengan con la Federación colaborar en la administración del Régimen de Incorporación Fiscal y que hayan reportado en la Cuenta Mensual Comprobada de Ingresos Coordinados del ejercicio 2013, actualizados por la inflación observada entre el ejercicio 2013 y el año inmediato anterior al año t.

La distribución del Fondo de Compensación del Régimen de Pequeños Contribuyentes y del Régimen de Intermedios hacia las entidades federativas se realizará tomando como base la información de la recaudación reportada por las entidades federativas en la Cuenta Mensual Comprobada de Ingresos Coordinados, y conforme a lo siguiente:

$$FCRI_{i,t} = c_{i,t} 0.77614 RRI_{13,t} + CISR_t Compensación_{i,t}$$

$$Compensación_{i,t} = \min\{RISR^i{}_{13,t}, RI^i{}_t\}$$

$$c_{i,t} = \frac{RRI^i{}_{13}}{RRI_{13,14}}$$

Donde:

$FCRI_{i,t}$ es el monto por concepto de Fondo de Compensación del Régimen de Pequeños Contribuyentes y del Régimen de Intermedios de la entidad i en el año t.

$Compensación_{i,t}$ corresponde al valor mínimo entre las variables $RISR^{i}{}_{13,t}$ y $RI^{i}{}_{t}$.

$RRI^{i}{}_{13}$ son los recursos derivados de la recaudación del Régimen de Intermedios, que la entidad i haya reportado en la Cuenta Mensual Comprobada de Ingresos Coordinados correspondiente al ejercicio 2013, siempre y cuando la entidad haya convenido con la Federación colaborar en la administración del Régimen de Incorporación Fiscal. En caso contrario, tendrá un valor de cero para fines de cálculo.

$RISR^{i}{}_{13,t}$ es la recaudación del Régimen de Pequeños Contribuyentes por concepto de impuesto sobre la renta, que la entidad i haya reportado en la Cuenta Mensual Comprobada de Ingresos Coordinados correspondiente al ejercicio 2013, actualizados por la inflación observada entre el ejercicio 2013 y el año inmediato anterior al año t. Lo anterior, siempre y cuando la entidad haya convenido con la Federación, colaborar en la administración del Régimen de Incorporación Fiscal. En caso contrario, el valor asignado a esta variable será de cero, para fines de cálculo.

$RI^{i}{}_{t}$ es la recaudación del Régimen de Incorporación Fiscal que la entidad i haya reportado en la Cuenta Mensual Comprobada de Ingresos Coordinados correspondiente al ejercicio t, sin exenciones acreditadas.

El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, distribuirá los recursos del Fondo a que se refiere este artículo durante los primeros 25 días de cada mes de forma provisional. Dicha Secretaría realizará los ajustes que correspondan en términos de lo establecido en el artículo 7 de la Ley de Coordinación Fiscal.

Sexto.- El Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2014 deberá prever una asignación equivalente a la recaudación estimada que corresponda a la Federación, una vez descontadas las participaciones que correspondan a las entidades federativas, por concepto del impuesto especial sobre producción y servicios aplicable a las bebidas saborizadas, en términos del artículo 1o. de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014, para destinarse a programas de combate a la desnutrición, a la atención y prevención de la obesidad y enfermedades crónico degenerativas relacionadas, así como al acceso al agua potable en zonas rurales, en escuelas y espacios públicos.

ARTÍCULO SEGUNDO. ....

Transitorio

Único. El presente Decreto entrará en vigor conforme a lo siguiente:

I. El artículo primero, el 1 de enero de 2014, y

II. El artículo segundo, al día siguiente de su publicación en el Diario Oficial de la Federación.

México, D.F., a 31 de octubre de 2013.- Sen. **Raúl Cervantes Andrade**, Presidente.- Dip. **Ricardo Anaya Cortés**, Presidente.- Sen. **Lilia Guadalupe Merodio Reza**, Secretaria.- Dip. **Javier Orozco Gómez**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a diecinueve de noviembre de dos mil trece.- **Enrique Peña Nieto**.- Rúbrica.- El Secretario de Gobernación, **Miguel Ángel Osorio Chong**.- Rúbrica.

ARTÍCULOS TRANSITORIOS DE DECRETOS DE REFORMA

DECRETO por el que se expiden la Ley Federal de Telecomunicaciones y Radiodifusión, y la Ley del Sistema Público de Radiodifusión del Estado Mexicano; y se reforman, adicionan y derogan diversas disposiciones en materia de telecomunicaciones y radiodifusión.

Publicado en el Diario Oficial de la Federación el 14 de julio de 2014

TRANSITORIOS

PRIMERO. El presente Decreto entrará en vigor a los treinta días naturales siguientes a su publicación en el Diario Oficial de la Federación, sin perjuicio de lo dispuesto en los transitorios siguientes.

SEGUNDO. Se abrogan la Ley Federal de Telecomunicaciones y la Ley Federal de Radio y Televisión. Se dejan sin efectos aquellas disposiciones de la Ley de Vías Generales de Comunicación en lo que se opongan a lo dispuesto en la Ley Federal de Telecomunicaciones y Radiodifusión que se expide por virtud del presente Decreto.

TERCERO. Las disposiciones reglamentarias y administrativas y las normas oficiales mexicanas en vigor, continuarán aplicándose hasta en tanto se expidan los nuevos ordenamientos que los sustituyan, salvo en lo que se opongan a la Ley Federal de Telecomunicaciones y Radiodifusión que se expide por virtud del presente Decreto.

CUARTO. El Instituto Federal de Telecomunicaciones deberá adecuar a la Ley Federal de Telecomunicaciones y Radiodifusión su estatuto orgánico, dentro de los sesenta días naturales siguientes a la entrada en vigor del presente Decreto.

QUINTO. El Ejecutivo Federal deberá emitir, dentro de los ciento ochenta días naturales siguientes a la expedición del presente Decreto, las disposiciones reglamentarias y lineamientos en materia de contenidos establecidos en la Ley Federal de Telecomunicaciones y Radiodifusión que se expide por virtud del presente Decreto.

Los concesionarios de radiodifusión y de televisión o audio restringidos no podrán promocionar video-juegos que no hayan sido clasificados de acuerdo a la normatividad aplicable, misma que deberá expedir el Ejecutivo Federal dentro del plazo referido en el párrafo anterior.

SEXTO. La atención, trámite y resolución de los asuntos y procedimientos que hayan iniciado previo a la entrada en vigor del presente Decreto, se realizará en los términos establecidos en el artículo Séptimo Transitorio del Decreto por el que se reforman y adicionan diversas disposiciones de los artículos 6o., 7o., 27, 28, 73, 78, 94 y 105 de la Constitución Política de los Estados Unidos Mexicanos en materia de telecomunicaciones, publicado en el Diario Oficial de la Federación el 11 de junio de 2013. Lo anterior sin perjuicio de lo previsto en el Vigésimo Transitorio del presente Decreto.

SÉPTIMO. Sin perjuicio de lo establecido en la Ley Federal de Telecomunicaciones y Radiodifusión que se expide por virtud del Decreto, en la ley y en la normatividad que al efecto emita el Instituto Federal de Telecomunicaciones, las concesiones y permisos otorgados con anterioridad a la entrada en vigor del presente Decreto, se mantendrán en los términos y condiciones consignados en los respectivos títulos o permisos hasta su terminación, a menos que se obtenga la autorización para prestar servicios adicionales a los que son objeto de su concesión o hubiere transitado a la concesión única prevista en la Ley Federal de Telecomunicaciones y Radiodifusión, en cuyo caso, se estará a los términos y condiciones que el Instituto Federal de Telecomunicaciones establezca.

Tratándose de concesiones de espectro radioeléctrico, no podrán modificarse en cuanto al plazo de la concesión, la cobertura autorizada y la cantidad de Megahertz concesionados, ni modificar las condiciones de hacer o no hacer previstas en el título de concesión de origen y que hubieren sido determinantes para el otorgamiento de la concesión.

OCTAVO. Salvo lo dispuesto en los artículos Décimo y Décimo Primero Transitorios del presente Decreto, los actuales concesionarios podrán obtener autorización del Instituto Federal de Telecomunicaciones para prestar servicios adicionales a los que son objeto de su concesión o para transitar a la concesión única, siempre que se encuentren en cumplimiento de las obligaciones previstas en las leyes y en sus títulos de concesión. Los concesionarios que cuentan con concesiones de espectro radioeléctrico deberán pagar las contraprestaciones correspondientes en términos de la Ley Federal de Telecomunicaciones y Radiodifusión.

Los concesionarios que cuenten con varios títulos de concesión, además de poder transitar a la concesión única podrán consolidar sus títulos en una sola concesión.

NOVENO. En tanto exista un agente económico preponderante en los sectores de telecomunicaciones y radiodifusión, con el fin de promover la competencia y desarrollar competidores viables en el largo plazo, no requerirán de autorización del Instituto Federal de Telecomunicaciones las concentraciones que se realicen entre agentes económicos titulares de concesiones, ni las cesiones de concesión y los cambios de control que deriven de éstas, que reúnan los siguientes requisitos:

a. Generen una reducción sectorial del Índice de Dominancia "ID", siempre que el índice Hirschman-Herfindahl "IHH" no se incremente en más de doscientos puntos;

b. Tengan como resultado que el agente económico cuente con un porcentaje de participación sectorial menor al veinte por ciento;

c. Que en dicha concentración no participe el agente económico preponderante en el sector en el que se lleve a cabo la concentración, y

d. No tengan como efecto disminuir, dañar o impedir la libre competencia y concurrencia, en el sector que corresponda.

Por Índice Hirschman-Herfindahl "IHH" se entiende la suma de los cuadrados de las participaciones de cada agente económico (IHH=Σi qi2), en el sector que corresponda, medida para el caso del sector de las telecomunicaciones con base en el indicador de número de suscriptores y usuarios de servicios de telecomunicaciones, y para el sector de la radiodifusión con base en audiencia. Este índice puede tomar valores entre cero y diez mil.

Para calcular el Índice de Dominancia "ID", se determinará primero la contribución porcentual hi de cada agente económico al índice IHH definido en el párrafo anterior (hi = 100xqi2/IHH). Después se calculará el valor de ID aplicando la fórmula del Hirschman-Herfindahl, pero utilizando ahora las contribuciones hi en vez de las participaciones qi (es decir, ID=Σi hi2). Este índice también varía entre cero y diez mil.

Los agentes económicos deberán presentar al Instituto Federal de Telecomunicaciones, dentro de los 10 días siguientes a la concentración, un aviso por escrito que contendrá la información a que se refiere el artículo 89 de la Ley Federal de Competencia Económica referida al sector correspondiente así como los elementos de convicción que demuestren que la concentración cumple con los incisos anteriores.

El Instituto investigará dichas concentraciones en un plazo no mayor a noventa días naturales y en caso de encontrar que existe poder sustancial en el mercado de redes de telecomunicaciones que presten servicios de voz, datos o video o en el de radio y televisión según el sector que corresponda, podrá imponer las medidas necesarias para proteger y fomentar en dicho mercado la libre competencia y concurrencia, de conformidad con lo dispuesto en la Ley Federal de Telecomunicaciones y Radiodifusión y la Ley Federal de Competencia Económica sin perjuicio de las concentraciones a que refiere el presente artículo.

Las medidas que imponga el Instituto se extinguirán una vez que se autorice a los agentes económicos preponderantes la prestación de servicios adicionales.

DÉCIMO. Los agentes económicos preponderantes y los concesionarios cuyos títulos de concesión contengan alguna prohibición o restricción expresa para prestar servicios determinados, previo al inicio del trámite para obtener la autorización para prestar servicios adicionales, acreditarán ante el Instituto Federal de Telecomunicaciones y éste supervisará el cumplimiento efectivo de las obligaciones previstas en el Decreto por el que se reforman y adicionan diversas disposiciones de los artículos 6o., 7o., 27, 28, 73, 78, 94 y 105 de la Constitución Política de los Estados Unidos Mexicanos, en materia de telecomunicaciones, publicado en el Diario Oficial de la Federación el 11 de junio de 2013, de la Ley de Telecomunicaciones y Radiodifusión, así como de la Ley Federal de Competencia Económica, sus títulos de concesión y disposiciones administrativas aplicables, conforme a lo siguiente:

I. Los agentes económicos preponderantes deberán acreditar ante el Instituto Federal de Telecomunicaciones que se encuentran en cumplimiento efectivo de lo anterior y de las medidas expedidas por el propio Instituto Federal de Telecomunicaciones a que se refieren las fracciones III y IV del artículo Octavo Transitorio del Decreto antes referido. Para tal efecto, el Instituto Federal de Telecomunicaciones establecerá la forma y términos para presentar la información y documentación respectiva;

II. El agente económico preponderante deberá estar en cumplimiento efectivo de las medidas a las que se refiere la fracción I anterior cuando menos durante dieciocho meses en forma continua;

III. Transcurrido el plazo a que se refiere la fracción anterior y siempre que continúe en cumplimiento de lo dispuesto en la fracción I que antecede, el Instituto Federal de Telecomunicaciones resolverá y emitirá un dictamen en el que certifique que se dio cumplimiento efectivo de las obligaciones referidas, y

IV. Una vez que el concesionario haya obtenido la certificación de cumplimiento, podrá solicitar ante el Instituto Federal de Telecomunicaciones la autorización del servicio adicional.

Lo dispuesto en este artículo también será aplicable en caso de que los agentes y concesionarios respectivos opten por transitar a la concesión única.

No será aplicable lo dispuesto en el presente artículo después de transcurridos cinco años contados a partir de la entrada en vigor de la Ley Federal de Telecomunicaciones y Radiodifusión, siempre que el agente económico preponderante en el sector de las telecomunicaciones esté en cumplimiento del artículo Octavo Transitorio de este Decreto, de las medidas que se le hayan impuesto conforme a lo previsto en las fracciones III y IV del artículo Octavo Transitorio del Decreto por el que se reforman y adicionan diversas disposiciones de los artículos 6o., 7o., 27, 28, 73, 78, 94 y 105 de la Constitución Política de los Estados Unidos Mexicanos, en materia de telecomunicaciones, publicado en el Diario Oficial de la Federación el 11 de junio de 2013, y de aquellas que le haya impuesto el Instituto Federal de Telecomunicaciones en los términos de la Ley Federal de Telecomunicaciones y Radiodifusión.

DÉCIMO PRIMERO. El trámite de la solicitud a que se refiere el artículo anterior se sujetará a lo siguiente:

I. Los agentes económicos preponderantes y los concesionarios cuyos títulos de concesión contengan alguna prohibición o restricción expresa para prestar servicios determinados, deberán cumplir con lo previsto en los lineamientos del Instituto Federal de Telecomunicaciones en términos del artículo Cuarto Transitorio del Decreto por el que se reforman y adicionan diversas disposiciones de los artículos 6o., 7o., 27, 28, 73, 78, 94 y 105 de la Constitución en materia de telecomunicaciones, publicado en el Diario Oficial de la Federación el 11 de junio de 2013;

II. Al presentar la solicitud, dichos agentes y concesionarios deberán acompañar el dictamen de cumplimiento a que se refiere la fracción III del artículo anterior, presentar la información que determine el Instituto Federal de Telecomunicaciones respecto de los servicios que pretende prestar;

III. El Instituto Federal de Telecomunicaciones resolverá sobre la procedencia de la solicitud dentro de los sesenta días naturales siguientes a su presentación, con base en los lineamientos de carácter general que al efecto emita y determinará las contraprestaciones que procedan.

Transcurrido el plazo señalado en el párrafo que antecede sin que el Instituto haya resuelto la solicitud correspondiente, la misma se entenderá en sentido negativo, y

IV. En el trámite de la solicitud, el Instituto Federal de Telecomunicaciones deberá asegurarse que el otorgamiento de la autorización no genera efectos adversos a la competencia y libre concurrencia.

Se entenderá que se generan efectos adversos a la competencia y libre concurrencia, entre otros factores que considere el Instituto Federal de Telecomunicaciones, cuando:

a. Dicha autorización pueda tener como efecto incrementar la participación en el sector que corresponda del agente económico preponderante o del grupo de interés económico al cual pertenecen los concesionarios cuyos títulos de concesión contengan alguna prohibición o restricción para prestar servicios determinados, respecto de la participación determinada por el Instituto Federal de Telecomunicaciones en la resolución mediante la cual se le declaró agente económico preponderante en el sector que corresponda.

b. La autorización de servicios adicionales tenga como efecto conferir poder sustancial en el mercado relevante a alguno de los concesionarios o integrantes del agente económico preponderante o de los concesionarios cuyos títulos de concesión contengan alguna prohibición o restricción para prestar servicios determinados en el sector que corresponda.

Lo dispuesto en este artículo será aplicable en caso de que los agentes y concesionarios respectivos opten por transitar a la concesión única, y será independiente de las sanciones económicas que procedan conforme a la Ley Federal de Telecomunicaciones y Radiodifusión.

DÉCIMO SEGUNDO. El agente económico preponderante en el sector de las telecomunicaciones podrá optar en cualquier momento por el esquema previsto en el artículo 276 de la Ley Federal de Telecomunicaciones y Radiodifusión o ejercer el derecho que establece este artículo.

El agente económico preponderante en el sector de las telecomunicaciones podrá presentar al Instituto Federal de Telecomunicaciones un plan basado en una situación real, concreta y respecto de personas determinadas, que incluya en lo aplicable, la separación estructural, la desincorporación total o parcial de activos, derechos, partes sociales o acciones o cualquier combinación de las opciones anteriores a efecto de reducir su participación nacional por debajo del cincuenta por ciento del sector de telecomunicaciones a que se refiere la fracción III del artículo Octavo Transitorio del Decreto por el que se reforman y adicionan diversas disposiciones de los artículos 6o., 7o., 27, 28, 73, 78, 94 y 105 de la Constitución Política de los Estados Unidos Mexicanos, en materia de telecomunicaciones, publicado en el Diario Oficial de la Federación el 11 de junio de 2013, de conformidad con las variables y parámetros de medición utilizados por el Instituto Federal de Telecomunicaciones en la declaratoria de preponderancia correspondiente, y siempre que con la ejecución de dicho plan se generen condiciones de competencia efectiva en los mercados que integran dicho sector de conformidad con la Ley Federal de Competencia Económica. En caso de que el agente económico preponderante ejerza esta opción, se estará a lo siguiente:

I. Al presentar el plan a que se refiere el párrafo que antecede, el agente económico preponderante deberá manifestar por escrito que se adhiere a lo previsto en este artículo y que acepta sus términos y condiciones; asimismo deberá acompañar la información y documentación necesaria que permita al Instituto Federal de Telecomunicaciones conocer y analizar el plan que se propone;

II. En caso que el Instituto Federal de Telecomunicaciones considere que la información presentada es insuficiente, dentro del plazo de 20 días hábiles siguientes a la presentación del plan, prevendrá al agente económico preponderante para que presente la información faltante en un plazo de 20 días hábiles. En caso de que el agente económico preponderante no desahogue la prevención dentro del plazo señalado o que a juicio del Instituto la documentación o información presentada no sea suficiente o idónea para analizar el plan que se propone, se le podrá hacer una segunda prevención en los términos señalados con antelación y en caso de que no cumpla esta última prevención se tendrá por no presentado el plan, sin perjuicio de que el agente económico pueda presentar una nueva propuesta de plan en términos del presente artículo;

III. Atendida la prevención en los términos formulados, el Instituto Federal de Telecomunicaciones analizará, evaluará y, en su caso, aprobará el plan propuesto dentro de los ciento veinte días naturales siguientes. En caso de que el Instituto lo considere necesario podrá prorrogar dicho plazo hasta en dos ocasiones y hasta por noventa días naturales cada una.

Para aprobar dicho plan el Instituto Federal de Telecomunicaciones deberá determinar que el mismo reduce efectivamente la participación nacional del agente económico preponderante por debajo del cincuenta por ciento en el sector de las telecomunicaciones a que se refiere la fracción III del artículo Octavo Transitorio del Decreto antes referido, que genere condiciones de competencia efectiva en los mercados que integran dicho sector en los términos de la Ley Federal de Competencia Económica y que no tenga por objeto o efecto afectar o reducir la cobertura social existente.

El plan deberá tener como resultado que la participación en el sector que el agente preponderante disminuye, sea transferida a otro u otros agentes económicos distintos e independientes del agente económico preponderante. Al aprobar el plan, el Instituto Federal de Telecomunicaciones deberá asegurar la separación efectiva e independencia de esos agentes y deberá establecer los términos y condiciones necesarios para que esa situación quede debidamente salvaguardada;

IV. En el supuesto de que el Instituto Federal de Telecomunicaciones apruebe el plan, el agente económico preponderante en el sector de las telecomunicaciones contará con un plazo de hasta diez días hábiles para manifestar que acepta el plan y consiente expresamente las tarifas que derivan de la aplicación de los incisos a) y b) del segundo párrafo del artículo 131 de la Ley Federal de Telecomunicaciones y de Radiodifusión, y las fracciones VI a VIII de este artículo.

Aceptado el plan por el agente económico preponderante, no podrá ser modificado y deberá ejecutarse en sus términos, sin que dicho agente pueda volver a ejercer el beneficio que otorga este artículo y sin perjuicio de que pueda optar por lo dispuesto en el artículo 276 de la Ley Federal de Telecomunicaciones y Radiodifusión;

V. El plan deberá ejecutarse durante los 365 días naturales posteriores a que haya sido aceptado en términos de la fracción IV. Los agentes económicos involucrados en el plan deberán informar con la periodicidad que establezca el Instituto Federal de Telecomunicaciones sobre el proceso de ejecución del plan. En caso de que el agente económico preponderante acredite que la falta de cumplimiento del plan dentro del plazo referido se debe a causas que no le son imputables, podrá solicitar al Instituto Federal de Telecomunicaciones una prórroga, la cual se podrá otorgar por un plazo de hasta 120 días naturales, por única ocasión y siempre y cuando dichas causas se encuentren debidamente justificadas;

VI. A partir de la fecha en que el agente económico preponderante en el sector de las telecomunicaciones haya aceptado el plan y durante el plazo referido en la fracción anterior, se aplicarán provisionalmente entre el agente económico preponderante en el sector de las telecomunicaciones y los demás concesionarios, los acuerdos de compensación recíproca de tráfico referidos en el primer párrafo del artículo 131 de la Ley Federal de Telecomunicaciones y de Radiodifusión, y se suspenderán entre ellos las tarifas que deriven de la aplicación de los incisos a) y b) del párrafo segundo de dicho artículo;

VII. El Instituto Federal de Telecomunicaciones certificará que el plan ha sido ejecutado efectivamente en el plazo señalado en la fracción V de este artículo. Para tal efecto, dentro de los 5 días hábiles siguientes al término del plazo de ejecución o, en su caso, al término de la prórroga correspondiente, el Instituto Federal de Telecomunicaciones deberá iniciar los estudios que demuestren que su ejecución generó condiciones de competencia efectiva en los mercados que integran el sector de telecomunicaciones, de conformidad con la Ley Federal de Competencia Económica.

Otorgada la certificación referida en el párrafo anterior, se aplicarán de manera general para todos los concesionarios los acuerdos de compensación de tráfico a que se refiere el párrafo primero del artículo 131 de la citada Ley;

VIII. En caso de que el plan no se ejecute en el plazo a que se refiere la fracción V o, en su caso, al término de la prórroga correspondiente, o el Instituto Federal de Telecomunicaciones niegue la certificación referida en la fracción anterior o determine que no se dio cumplimiento total a dicho plan en los términos aprobados, se dejarán sin efectos los acuerdos de compensación recíproca de tráfico y la suspensión de las tarifas a que se refieren los incisos a) y b) del artículo 131 de la Ley Federal de Telecomunicaciones y Radiodifusión, entre el agente económico preponderante en el sector de las telecomunicaciones y los demás concesionarios, y su aplicación se retrotraerá a la fecha en que inició la suspensión, debiendo dicho agente restituir a los demás concesionarios las cantidades que correspondan a la aplicación de las citadas tarifas. En este supuesto, los concesionarios citados podrán compensar las cantidades a ser restituidas contra otras cantidades que le adeuden al agente económico preponderante;

IX. El Instituto Federal de Telecomunicaciones autorizará al agente económico que propuso el plan y a los agentes económicos resultantes o que formen parte de dicho plan, la prestación de servicios adicionales a los que son objeto de su concesión o su tránsito al modelo de concesión única, a partir de que certifique que el plan se ha ejecutado efectivamente y siempre que con la ejecución de dicho plan se generen condiciones de competencia efectiva en los mercados que integran el sector de telecomunicaciones de conformidad con la Ley Federal de Competencia Económica;

X. Una vez que el Instituto Federal de Telecomunicaciones certifique que el plan aprobado ha sido ejecutado efectivamente, procederá a extinguir:

a. Las resoluciones mediante las cuales haya determinado al agente económico como preponderante en el sector de las telecomunicaciones así como las medidas asimétricas que le haya impuesto en los términos de lo dispuesto en la fracción III y IV del artículo Octavo del Decreto antes referido, y

b. Las resoluciones mediante las cuales haya determinado al agente económico con poder sustancial en algún mercado, así como las medidas específicas que le haya impuesto.

DÉCIMO TERCERO. El Ejecutivo Federal a través de la Secretaría de Comunicaciones y Transportes, realizará las acciones tendientes a instalar la red pública compartida de telecomunicaciones a que se refiere el artículo Décimo Sexto transitorio del Decreto por el que se reforman y adicionan diversas disposiciones de los artículos 6o., 7o., 27, 28, 73, 78, 94 y 105 de la Constitución Política de los Estados Unidos Mexicanos, en materia de telecomunicaciones, publicado en el Diario Oficial de la Federación el 11 de junio de 2013.

En caso de que el Ejecutivo Federal requiera de bandas de frecuencias del espectro liberado por la transición a la Televisión Digital Terrestre (banda 700 MHz) para crecer y fortalecer la red compartida señalada en el párrafo que antecede, el Instituto Federal de Telecomunicaciones las otorgará directamente, siempre y cuando dicha red se mantenga bajo el control de una entidad o dependencia pública o bajo un esquema de asociación público-privada.

DÉCIMO CUARTO. El Instituto Federal de Telecomunicaciones deberá implementar un sistema de servicio profesional dentro de los ciento ochenta días naturales siguientes a la entrada en vigor del presente Decreto, el cual deberá contener, entre otros aspectos, el reconocimiento de los derechos de los trabajadores de la Comisión Federal de Telecomunicaciones que se encuentren certificados como trabajadores del servicio profesional.

DÉCIMO QUINTO. El Instituto Federal de Telecomunicaciones deberá instalar su Consejo Consultivo dentro de los ciento ochentas días naturales siguientes a la entrada en vigor del presente Decreto.

DÉCIMO SEXTO. La Secretaría de Comunicaciones y Transportes deberá establecer los mecanismos para llevar a cabo la coordinación prevista en el artículo 9, fracción V de la Ley Federal de Telecomunicaciones y Radiodifusión, dentro de los ciento ochenta días naturales siguientes a la entrada en vigor del presente Decreto.

DÉCIMO SÉPTIMO. Los permisos de radiodifusión que se encuentren vigentes o en proceso de refrendo a la entrada en vigor del presente Decreto, deberán transitar al régimen de concesión correspondiente dentro del año siguiente a la entrada en vigor de la Ley Federal de Telecomunicaciones y Radiodifusión, en los términos que establezca el Instituto. Los permisos que hayan sido otorgados a los poderes de la Unión, de los estados, los órganos de Gobierno del Distrito Federal, los municipios, los órganos constitucionales autónomos e instituciones de educación superior de carácter público deberán transitar al régimen de concesión de uso público, mientras que el resto de los permisos otorgados deberán hacerlo al régimen de concesión de uso social.

Para transitar al régimen de concesión correspondiente, los permisionarios deberán presentar solicitud al Instituto Federal de Telecomunicaciones, quien resolverá lo conducente, en un plazo de noventa días hábiles.

En tanto se realiza la transición, dichos permisos se regirán por lo dispuesto en la Ley Federal de Telecomunicaciones y Radiodifusión para las concesiones de uso público o social, según sea el caso.

En caso de no cumplir con el presente artículo, los permisos concluirán su vigencia.

DÉCIMO OCTAVO. El Instituto Federal de Telecomunicaciones deberá emitir dentro de los ciento ochenta días siguientes a la entrada en vigor de la Ley Federal de Telecomunicaciones y Radiodifusión, el programa de trabajo para reorganizar el espectro radioeléctrico a estaciones de radio y televisión a que se refiere el inciso b) de la fracción V del artículo Décimo Séptimo transitorio del Decreto por el que se reforman y adicionan diversas disposiciones de los artículos 6o., 7o., 27, 28, 73, 78, 94 y 105 de la Constitución Política de los Estados Unidos Mexicanos, en materia de telecomunicaciones, publicado en el Diario Oficial de la Federación el 11 de junio de 2013. En la determinación del programa de trabajo, el Instituto procurará el desarrollo del mercado relevante de la radio, la migración del mayor número posible de estaciones de concesionarios de la banda AM a FM, el fortalecimiento de las condiciones de competencia y la continuidad en la prestación de los servicios.

DÉCIMO NOVENO. La transición digital terrestre culminará el 31 de diciembre de 2015.

El Ejecutivo Federal, a través de la Secretaría de Comunicaciones y Transportes, implementará los programas y acciones vinculados con la política de transición a la televisión digital terrestre, para la entrega o distribución de equipos receptores o decodificadores a que se refiere el tercer párrafo del artículo Quinto transitorio del Decreto por el que se reforman y adicionan diversas disposiciones de los artículos 6o., 7o., 27, 28, 73, 78, 94 y 105 de la Constitución Política de los Estados Unidos Mexicanos, en materia de telecomunicaciones, publicado en el Diario Oficial de la Federación el 11 de junio de 2013.

El Instituto Federal de Telecomunicaciones deberá concluir la transmisión de señales analógicas de televisión radiodifundida en todo el país, a más tardar el 31 de diciembre de 2015, una vez que se alcance un nivel de penetración del noventa por ciento de hogares de escasos recursos definidos por la Secretaría de Desarrollo Social, con receptores o decodificadores aptos para recibir señales digitales de televisión radiodifundida.

Para lo anterior, el Instituto Federal de Telecomunicaciones deberá concluir las señales analógicas de televisión radiodifundida anticipadamente al 31 de diciembre de 2015, por área de cobertura de dichas señales, una vez que se alcance, en el área que corresponda, el nivel de penetración referido en el párrafo que antecede.

La Secretaría de Comunicaciones y Transportes y el Instituto Federal de Telecomunicaciones realizarán campañas de difusión para la entrega o distribución de equipos y para la conclusión de la transmisión de señales analógicas de televisión, respectivamente.

Los concesionarios y permisionarios de televisión radiodifundida estarán obligados a realizar todas las inversiones e instalaciones necesarias para transitar a la televisión digital terrestre a más tardar el 31 de diciembre de 2015. El Instituto Federal de Telecomunicaciones vigilará el debido cumplimiento de la obligación citada.

En caso de que para las fechas de conclusión anticipada de las señales analógicas de televisión radiodifundida por área de cobertura o de que al 31 de diciembre de 2015, los actuales permisionarios que operen estaciones de televisión radiodifundida con una potencia radiada aparente menor o igual a 1 kW para canales de VHF y 10 kW para canales de UHF, no se encuentren transmitiendo señales de televisión digital terrestre, y/o no se hubiere alcanzado el nivel de penetración señalado en los párrafos tercero y cuarto de este artículo, ya sea en alguna región, localidad o en todo el país; el Instituto Federal de Telecomunicaciones deberá establecer un programa para que la población continúe recibiendo este servicio público de interés general, en tanto los permisionarios inicien transmisiones digitales y/o se alcancen los niveles de penetración señalados en este artículo.

Se derogan las disposiciones legales, administrativas o reglamentarias en lo que se opongan al presente transitorio.

VIGÉSIMO. El Instituto Federal de Telecomunicaciones aplicará el artículo 131 de la Ley Federal de Telecomunicaciones y Radiodifusión y demás que resulten aplicables en materia de interconexión en términos de la misma, y garantizará el debido cumplimiento de las obligaciones establecidas en dichos preceptos, mismos que serán exigibles sin perjuicio e independiente de que a la entrada en vigor de la Ley, ya hubiera determinado la existencia de un agente económico preponderante e impuesto medidas necesarias para evitar que se afecte la competencia y la libre concurrencia de acuerdo a la fracción III del artículo Octavo Transitorio del Decreto por el que se reforman y adicionan diversas disposiciones de los artículos 6o., 7o., 27, 28, 73, 78, 94 y 105 de la Constitución Política de los Estados Unidos Mexicanos, en materia de telecomunicaciones, publicado en el Diario Oficial de la Federación el 11 de junio de 2013.

Para efectos de lo dispuesto en el inciso b) del artículo 131 de la Ley Federal de Telecomunicaciones y Radiodifusión, y hasta en tanto los concesionarios a que se refiere ese inciso no acuerden las tarifas de interconexión correspondientes o, en su caso, el Instituto no resuelva cualquier disputa respecto de dichas tarifas, seguirán en vigor las que actualmente aplican, salvo tratándose del agente económico al que se refiere le párrafo segundo del artículo 131 de la Ley en cita, al que le será aplicable el inciso a) del mismo artículo.

VIGÉSIMO PRIMERO. Para la atención, promoción y supervisión de los derechos de los usuarios previstos en la Ley Federal de Telecomunicaciones y Radiodifusión, y en la Ley Federal de Protección al Consumidor, la PROFECO deberá crear un área especializada con nivel no inferior a Subprocuraduría, así como la estructura necesaria para ello, conforme al presupuesto que le apruebe la Cámara de Diputados para tal efecto.

VIGÉSIMO SEGUNDO. El Instituto Federal de Telecomunicaciones deberá emitir las disposiciones administrativas de carácter general a que se refiere el Título Octavo de la Ley Federal de Telecomunicaciones y Radiodifusión, en un plazo máximo de noventa días naturales contados a partir de la entrada en vigor del presente Decreto.

VIGÉSIMO TERCERO. El impacto presupuestario que se genere con motivo de la entrada en vigor del presente Decreto en materia de servicios personales, así como el establecimiento de nuevas atribuciones y actividades a cargo del Instituto Federal de Telecomunicaciones, se cubrirá con cargo al presupuesto aprobado anualmente por la Cámara de Diputados a dicho organismo.

VIGÉSIMO CUARTO. De conformidad con lo dispuesto en los artículos Décimo Quinto, Décimo Sexto y Décimo Séptimo transitorios del Decreto por el que se reforman y adicionan diversas disposiciones de los artículos 6o., 7o., 27, 28, 73, 78, 94 y 105 de la Constitución Política de los Estados Unidos Mexicanos, en materia de telecomunicaciones, publicado en el Diario Oficial de la Federación el 11 de junio de 2013, **se deroga el último párrafo del artículo 14 de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014**.

VIGÉSIMO QUINTO. Lo dispuesto en la fracción V del artículo 118 de la Ley Federal de Telecomunicaciones y Radiodifusión, entrará en vigor el 1 de enero de 2015, por lo que a partir de dicha fecha los concesionarios de redes públicas de telecomunicaciones que presten servicios fijos, móviles o ambos, no podrán realizar cargos de larga distancia nacional a sus usuarios por las llamadas que realicen a cualquier destino nacional.

Sin perjuicio de lo anterior, los concesionarios deberán realizar la consolidación de todas las áreas de servicio local existentes en el país de conformidad con los lineamientos que para tal efecto emita el Instituto Federal de Telecomunicaciones. Cada concesionario deberá asumir los costos que se originen con motivo de dicha consolidación.

Asimismo, el Instituto Federal de Telecomunicaciones, dentro de los ciento ochenta días siguientes a la entrada en vigor del presente Decreto, deberá definir los puntos de interconexión a la red pública de telecomunicaciones del agente económico preponderante o con poder sustancial.

Las resoluciones administrativas que se hubieren emitido quedarán sin efectos en lo que se opongan a lo previsto en el presente transitorio.

Los concesionarios mantendrán la numeración que les haya sido asignada a fin de utilizarla para servicios de red inteligente en sus modalidades de cobro revertido y otros servicios especiales, tales como números 900.

VIGÉSIMO SEXTO. El Ejecutivo Federal deberá remitir al Senado de la República o, en su caso, a la Comisión Permanente, la propuesta de designación del Presidente del Sistema Público de Radiodifusión del Estado Mexicano, dentro de los treinta días naturales siguientes a la entrada en vigor del presente Decreto.

El Senado o, en su caso, la Comisión Permanente, deberá designar al Presidente del Sistema dentro de los treinta días naturales siguientes a aquél en que reciba la propuesta del Ejecutivo Federal.

VIGÉSIMO SÉPTIMO. Los representantes de las Secretarías de Estado que integren la Junta de Gobierno del Sistema Público del Estado Mexicano deberán ser designados dentro de los sesenta días naturales siguientes a la entrada en vigor del presente Decreto.

VIGÉSIMO OCTAVO. La designación de los miembros del Consejo Ciudadano del Sistema Público de Radiodifusión del Estado Mexicano deberá realizarse dentro de los sesenta días naturales siguientes a la entrada en vigor del presente Decreto.

VIGÉSIMO NOVENO. El Presidente del Sistema Público de Radiodifusión del Estado Mexicano someterá a la Junta de Gobierno, para su aprobación, el proyecto de Estatuto Orgánico, dentro de los noventa días naturales siguientes a su nombramiento.

TRIGÉSIMO. A partir de la entrada en vigor de este Decreto el organismo descentralizado denominado Organismo Promotor de Medios Audiovisuales, se transforma en el Sistema Público de Radiodifusión del Estado Mexicano, el cual contará con los recursos humanos, presupuestales, financieros y materiales del organismo citado.

En tanto se emite el Estatuto Orgánico del Sistema Público de Radiodifusión del Estado Mexicano, continuará aplicándose, en lo que no se oponga a la Ley del Sistema Público de Radiodifusión del Estado Mexicano, el Estatuto Orgánico del Organismo Promotor de Medios Audiovisuales.

Los derechos laborales del personal del Organismo Promotor de Medios Audiovisuales se respetarán conforme a la ley.

TRIGÉSIMO PRIMERO. Los recursos humanos, presupuestales, financieros y materiales del Organismo Promotor de Medios Audiovisuales, pasarán a formar parte del Sistema Público de Radiodifusión del Estado Mexicano una vez que se nombre a su Presidente, sin menoscabo de los derechos laborales de sus trabajadores.

TRIGÉSIMO SEGUNDO. La Secretaría de Gobernación deberá coordinarse con las autoridades que correspondan para el ejercicio de las atribuciones que en materia de monitoreo establece la Ley Federal de Telecomunicaciones y Radiodifusión.

La Cámara de Diputados deberá destinar los recursos necesarios para garantizar el adecuado ejercicio de las atribuciones referidas en el presente transitorio.

TRIGÉSIMO TERCERO. El Instituto Federal de Telecomunicaciones expedirá los lineamientos a que se refiere la fracción III del artículo 158 de la Ley Federal de Telecomunicaciones y Radiodifusión, en un plazo no mayor a 180 días naturales contados a partir del día siguiente a la entrada en vigor del presente Decreto.

TRIGÉSIMO CUARTO. La Cámara de Diputados deberá destinar al Sistema Público de Radiodifusión del Estado Mexicano recursos económicos acordes con sus objetivos y funciones, para lo que deberá considerar:

I. Sus planes de crecimiento;

II. Sus gastos de operación, y

III. Su equilibrio financiero.

TRIGÉSIMO QUINTO. Con excepción de lo dispuesto en el artículo Vigésimo Transitorio, por el cual se encuentra obligado el Instituto Federal de Telecomunicaciones a aplicar el artículo 131 de la Ley Federal de Telecomunicaciones y Radiodifusión que se expide por virtud de este Decreto y demás que resulten aplicables en materia de interconexión en términos de la misma, las resoluciones administrativas que el Instituto Federal de Telecomunicaciones hubiere emitido previo a la entrada en vigor del presente Decreto en materia de preponderancia continuarán surtiendo todos sus efectos.

TRIGÉSIMO SEXTO. El Instituto Federal de Telecomunicaciones dentro de los 180 días posteriores a la entrada en vigor del presente Decreto, deberá realizar los estudios correspondientes para analizar si resulta necesario establecer mecanismos que promuevan e incentiven a los concesionarios a incluir una barra programática dirigida al público infantil en la que se promueva la cultura, el deporte, la conservación del medio ambiente, el respeto a los derechos humanos, el interés superior de la niñez, la igualdad de género y la no discriminación.

TRIGÉSIMO SÉPTIMO. Para efectos de las autoridades de procuración de justicia referidas en la fracción I del artículo 190 de la Ley Federal de Telecomunicaciones y Radiodifusión, continuarán vigentes las disposiciones de la Ley Federal de Telecomunicaciones en materia de localización geográfica en tiempo real hasta en tanto entre en vigor el Código Nacional de Procedimientos Penales.

TRIGÉSIMO OCTAVO. El Instituto Federal de Telecomunicaciones deberá emitir dentro de los sesenta días hábiles siguientes a la entrada en vigor de la Ley Federal de Telecomunicaciones y Radiodifusión, las reglas administrativas necesarias que eliminen requisitos que puedan retrasar o impedir la portabilidad numérica y, en su caso, promover que se haga a través de medios electrónicos.

Las reglas a que se refiere el párrafo anterior, deberán garantizar una portabilidad efectiva y que la misma se realice en un plazo no mayor a 24 horas contadas a partir de la solicitud realizada por el titular del número respectivo.

Para realizar dicha portación solo será necesaria la identificación del titular y la manifestación de voluntad del usuario. En el caso de personas morales el trámite deberá realizarse por el representante o apoderado legal que acredite su personalidad en términos de la normatividad aplicable.

TRIGÉSIMO NOVENO. Para efectos de lo dispuesto en el artículo 264 de la Ley Federal de Telecomunicaciones y Radiodifusión, el Instituto Federal de Telecomunicaciones iniciará, sin perjuicio de lo dispuesto en el artículo Noveno Transitorio del presente Decreto, dentro de los treinta días naturales posteriores a su entrada en vigor, los procedimientos de investigación que correspondan en términos de la Ley Federal de Competencia Económica, a fin de determinar la existencia de agentes económicos con poder sustancial en cualquiera de los mercados relevantes de los sectores de telecomunicaciones y radiodifusión, entre los que deberá incluirse el mercado nacional de audio y video asociado a través de redes públicas de telecomunicaciones y, en su caso, imponer las medidas correspondientes.

CUADRAGÉSIMO. El agente económico preponderante en el sector de las telecomunicaciones o el agente con poder sustancial en el mercado relevante que corresponda, estarán obligados a cumplir con lo dispuesto en los artículos 138, fracción VIII, 208 y en las fracciones V y VI del artículo 267 de la Ley Federal de Telecomunicaciones y Radiodifusión, a partir de su entrada en vigor.

CUADRAGÉSIMO PRIMERO. Las instituciones de educación superior de carácter público, que a la fecha de entrada en vigor del presente Decreto, cuenten con medios de radiodifusión a que se refieren los artículos 67 fracción II y 76 fracción II de la Ley Federal de Telecomunicaciones y Radiodifusión, no recibirán presupuesto adicional para ese objeto.

CUADRAGÉSIMO SEGUNDO. A la concesión para instalar, operar y explotar una red pública de telecomunicaciones que, en los términos del artículo Décimo Quinto Transitorio del Decreto por el que se reforman y adicionan diversas disposiciones de los artículos 6o, 7o, 27, 28, 73, 78, 94 y 105 de la Constitución Política de los Estados Unidos Mexicanos, en materia de telecomunicaciones, debe ser cedida por la Comisión Federal de Electricidad a Telecomunicaciones de México, no le resultará aplicable lo establecido en los artículos 140 y 144 de la Ley Federal de Telecomunicaciones y Radiodifusión, exclusivamente respecto a aquellos contratos vigentes a la fecha de publicación del presente Decreto que hayan sido celebrados entre la Comisión Federal de Electricidad y aquellas personas físicas o morales que, conforme a la misma Ley, han de ser considerados como usuarios finales.

Dichos contratos serán cedidos por la Comisión Federal de Electricidad a Telecomunicaciones de México, junto con el título de concesión correspondiente. Telecomunicaciones de México cederá los referidos contratos a favor de otros concesionarios autorizados a prestar servicios a usuarios finales, dentro de los seis meses siguientes a la fecha en que le hubieren sido cedidos.

En caso de que exista impedimento técnico, legal o económico para que Telecomunicaciones de México pueda ceder los referidos contratos, estos se mantendrán vigentes como máximo hasta la fecha en ellos señalada para su terminación, sin que puedan ser renovados o extendidos para nuevos períodos.

CUADRAGÉSIMO TERCERO. Dentro de un plazo que no excederá de 36 meses a partir de la entrada en vigor del presente Decreto, las señales de los concesionarios de uso comercial que transmitan televisión radiodifundida y que cubran más del cincuenta por ciento del territorio nacional deberán contar con lenguaje de señas mexicana o subtitulaje oculto en idioma nacional, en la programación que transmitan de las 06:00 a las 24:00 horas, excluyendo la publicidad y otros casos que establezca el Instituto Federal de Telecomunicaciones, atendiendo a las mejores prácticas internacionales. Los entes públicos federales que sean concesionarios de uso público de televisión radiodifundida estarán sujetos a la misma obligación.

CUADRAGÉSIMO CUARTO. En relación a las obligaciones establecidas en materia de accesibilidad para personas con discapacidad referidas en la Ley Federal de Telecomunicaciones y Radiodifusión para los defensores de las audiencias, los concesionarios contarán con un plazo de hasta noventa días naturales a partir de la entrada en vigor del presente Decreto para iniciar las adecuaciones y mecanismos que correspondan.

CUADRAGÉSIMO QUINTO. La restricción para acceder a la compartición de infraestructura del agente económico preponderante en radiodifusión, prevista en la fracción VII del artículo 266 de la Ley

Federal de Telecomunicaciones y Radiodifusión, no será aplicable al o los concesionarios que resulten de la licitación de las nuevas cadenas digitales de televisión abierta a que se refiere la fracción II del artículo Octavo Transitorio del Decreto por el que se reforman y adicionan diversas disposiciones de los artículos 6o., 7o., 27, 28, 73, 78, 94 y 105 de la Constitución Política de los Estados Unidos Mexicanos, en materia de telecomunicaciones.

México, D.F., a 08 de julio de 2014.- Sen. **Raúl Cervantes Andrade**, Presidente.- Dip. **José González Morfín**, Presidente.- Sen. **María Elena Barrera Tapia**, Secretaria.- Dip. **Angelina Carreño Mijares**, Secretaria.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a catorce de julio de dos mil catorce.- **Enrique Peña Nieto**.- Rúbrica.- El Secretario de Gobernación, **Miguel Ángel Osorio Chong**.- Rúbrica.

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2014

TEXTO VIGENTE (a partir del 01-01-2014)
Nuevo Presupuesto publicado en el Diario Oficial de la Federación el 3 de diciembre de 2013

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ENRIQUE PEÑA NIETO, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2014

TÍTULO PRIMERO
DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I
Disposiciones generales

Artículo 1. El ejercicio, el control y la evaluación del gasto público federal para el ejercicio fiscal de 2014, así como la contabilidad y la presentación de la información financiera correspondiente, se realizarán conforme a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley General de Contabilidad Gubernamental y en las disposiciones que, en el marco de dichas leyes, estén establecidas en otros ordenamientos legales y en este Presupuesto de Egresos.

La interpretación del presente Presupuesto de Egresos, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a la Secretaría y a la Función Pública, en el ámbito de sus atribuciones, conforme a las disposiciones y definiciones que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La información que, en términos del presente Decreto deba remitirse a la Cámara de Diputados, será enviada a la Mesa Directiva de la misma, la cual turnará dicha información a las comisiones competentes, en forma impresa y en formato electrónico de texto modificable de base de datos, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones normativas vigentes, y será publicada en las páginas de Internet que correspondan.

En caso de que la fecha límite para presentar la información sea un día inhábil, la misma se recorrerá al día hábil siguiente.

En el ámbito de sus atribuciones, la Secretaría presentará información presupuestaria comparable respecto del ejercicio fiscal anterior y a los diversos documentos presupuestarios.

La Secretaría reportará en los Informes Trimestrales la evolución de las erogaciones correspondientes a los anexos transversales a que se refiere el artículo 41, fracción II, incisos j), o), p), q), r), s), t) y u), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; así como las principales causas de variación del gasto neto total al trimestre que corresponda, respecto del presupuesto autorizado modificado, por ramo y entidad.

CAPÍTULO II
De las erogaciones

Artículo 2. El gasto neto total previsto en el presente Presupuesto de Egresos, importa la cantidad de $4'467,225'800,000 y corresponde al total de los ingresos aprobados en la Ley de Ingresos.

Artículo 3. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto y Tomos del Presupuesto de Egresos y se observará lo siguiente:

I. Las erogaciones de los ramos autónomos, administrativos y generales, así como los capítulos específicos que incorporan los flujos de efectivo de las entidades, se distribuyen conforme a lo previsto en el Anexo 1 del presente Decreto y los Tomos II a VIII, de este Presupuesto de Egresos. En el Tomo I se incluye la información establecida en el artículo 41, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

II. El capítulo específico que incorpora las erogaciones correspondientes a los gastos obligatorios, se incluye en el Anexo 2 de este Decreto;

III. El capítulo específico que incorpora los proyectos de inversión en infraestructura que cuentan con aprobación para realizar erogaciones plurianuales en términos del artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos, se incluye en el Anexo 3 de este Decreto;

IV. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos plurianuales sujetos a la disponibilidad presupuestaria de los años subsecuentes, se incluye en el Anexo 4 de este Decreto;

V. El capítulo específico que incorpora las obligaciones presupuestarias de los proyectos de asociación público-privada, en términos del artículo 24 de la Ley de Asociaciones Público Privadas, se incluye en el Anexo 4.A., de este Decreto y en el Tomo VII del Presupuesto de Egresos;

VI. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos derivados de proyectos de infraestructura productiva de largo plazo se incluye en el Anexo 5 de este Decreto y en el Tomo V del Presupuesto de Egresos;

VII. El capítulo específico que incorpora las previsiones salariales y económicas, se incluye en los Anexos 6 y 23 de este Decreto y en los Tomos III a VI del Presupuesto de Egresos.

Los montos y términos aprobados en este capítulo específico en dichos Anexos y Tomos del Presupuesto de Egresos, incluyendo las previsiones para contingencias y sus ampliaciones derivadas de adecuaciones presupuestarias y ahorros necesarios durante el ejercicio fiscal para cumplir, en su caso, con las disposiciones laborales aplicables, forman parte de la asignación global a que se refiere el artículo 33 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

VIII. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las entidades incluidas en el Anexo 1, inciso D, de este

Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuyen conforme a lo establecido en el Anexo 7 de este Decreto;

IX. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 8 de este Decreto. Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado;

X. Los recursos para el desarrollo integral de los pueblos y comunidades indígenas se señalan en el Anexo 9 de este Decreto, en los términos del artículo 2, Apartado B, de la Constitución Política de los Estados Unidos Mexicanos y conforme al artículo 41, fracción II, inciso j), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, se presentan desglosados por ramo y programa presupuestario;

XI. Los recursos que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 10 de este Decreto, conforme a lo previsto en los artículos 16 y 69 de la Ley de Desarrollo Rural Sustentable;

XII. El monto total de los recursos previstos para el programa en materia de ciencia, tecnología e innovación, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 11 de este Decreto;

XIII. Las erogaciones de los programas para la Igualdad entre Mujeres y Hombres, se señalan en el Anexo 12 de este Decreto;

XIV. El presupuesto consolidado de la Estrategia Nacional para la Transición Energética y el Aprovechamiento Sustentable de la Energía, a que se refiere el artículo 25 de la Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética, se señala en el Anexo 14 de este Decreto;

XV. Las erogaciones para el Ramo General 23 Provisiones Salariales y Económicas se distribuyen conforme a lo previsto en el Anexo 19 de este Decreto;

XVI. Las erogaciones para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos se distribuyen conforme a lo previsto en el Anexo 20 de este Decreto.

Las previsiones para servicios personales referidas en el párrafo anterior, que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el segundo párrafo de la fracción VII anterior y el artículo 20 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

XVII. Las erogaciones para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se distribuyen conforme a lo previsto en el Anexo 21 de este Decreto;

XVIII. Los límites de las remuneraciones de los servidores públicos de la Federación se señalan en el Anexo 22 de este Decreto y en el Tomo VIII de este Presupuesto de Egresos;

XIX. Las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas para los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, y 33 Aportaciones Federales para Entidades Federativas y Municipios, se distribuyen conforme a lo establecido en el Anexo 23 de este Decreto;

XX. Los programas sujetos a reglas de operación se señalan en el Anexo 24 de este Decreto;

XXI. Los principales programas previstos en este Presupuesto de Egresos se detallan en el Anexo 25 de este Decreto, y

XXII. El presupuesto del Programa de Desarrollo Humano Oportunidades se distribuye conforme a lo establecido en el Anexo 26 de este Decreto.

Los Anexos 13, 15, 16, 17, 18 y 27 al 30 de este Decreto, comprenden los recursos para la atención a grupos vulnerables; la mitigación de los efectos del cambio climático; el desarrollo de los jóvenes; la atención de niñas, niños y adolescentes; la prevención del delito, combate a las adicciones, rescate de espacios públicos y promoción de proyectos productivos; conservación, mantenimiento carretero y empleo temporal; subsidio ordinario para organismos descentralizados estatales; distribución de los programas de salud y medio ambiente y recursos naturales.

Dichos recursos deberán ser ejercidos de forma tal que permitan su debido seguimiento, evaluación y difusión para conocer su impacto conforme al Plan Nacional de Desarrollo y las políticas públicas derivadas del mismo.

Artículo 4. El gasto programable previsto para el Ramo General 23 Provisiones Salariales y Económicas, se sujeta a las siguientes reglas:

I. Para el presente ejercicio fiscal no se incluyen recursos para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el artículo 74, fracción IV, párrafo cuarto, de la Constitución Política de los Estados Unidos Mexicanos;

II. Las dependencias y entidades podrán solicitar autorización a la Secretaría para que, con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas o al mecanismo presupuestario y de pago correspondiente, se apliquen medidas para cubrir una compensación económica a los servidores públicos que decidan concluir la prestación de sus servicios en la Administración Pública Federal, sin perjuicio de las prestaciones que les correspondan en materia de seguridad social; asimismo, para que se apliquen medidas para cubrir la indemnización que, en términos de la legislación aplicable, corresponda a los servidores públicos por la terminación de su relación laboral. Dichas medidas se sujetarán a las disposiciones específicas emitidas por la Secretaría, las cuales regularán, entre otros aspectos, lo siguiente:

a) Tratándose de las medidas para cubrir una compensación económica a los servidores públicos que reúnan los requisitos establecidos en las disposiciones señaladas y que decidan concluir la prestación de sus servicios en la Administración Pública Federal:

i. Las plazas correspondientes a los servidores públicos que concluyan la prestación de sus servicios en la Administración Pública Federal se cancelarán en los términos de las disposiciones aplicables, salvo en el caso de reestructuras a ésta como resultado de reformas jurídicas;

ii. En términos de la legislación en materia de seguridad social las medidas podrán contemplar que sean cubiertas, por cuenta del trabajador, las cuotas y aportaciones a la seguridad social, hasta por los periodos de cotización que establezcan las disposiciones a que se refiere el párrafo primero de esta fracción, a efecto de que los servidores públicos elegibles puedan obtener una pensión conforme a dicha legislación;

iii. Las dependencias, con cargo a las economías que se generen en sus respectivos presupuestos autorizados por la aplicación de las medidas, deberán restituir anualmente y a más tardar en el ejercicio fiscal 2015, en los plazos y condiciones que señalen las disposiciones aplicables, los recursos correspondientes a las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría, descontará los recursos correspondientes de las ministraciones posteriores de la respectiva dependencia.

En los mismos términos, las entidades solicitarán a la Secretaría las adecuaciones a sus respectivos presupuestos por el monto que hayan utilizado para cubrir las compensaciones a los servidores públicos a su cargo. En caso contrario, dicha Secretaría realizará las adecuaciones presupuestarias por los montos que correspondan;

iv. Los recursos restituidos serán destinados al mecanismo presupuestario y de pago establecido para cubrir las medidas a que se refiere este inciso.

Por ningún motivo estos recursos podrán ser destinados para fines distintos a cubrir la compensación económica y la indemnización que corresponda a los servidores públicos que decidan concluir la prestación de sus servicios en la Administración Pública Federal;

v. Las modalidades del mecanismo y los tipos de personal que podrán acogerse a las medidas a que se refiere este inciso, a efecto de no afectar la prestación de servicios públicos, y

vi. El Ejecutivo Federal reportará en los Informes Trimestrales sobre el ejercicio de los recursos a que se refiere este inciso;

b) Podrán autorizarse medidas para cubrir indemnizaciones, como resultado de la terminación de la relación laboral en términos de la legislación de la materia, a los servidores públicos que corresponda, incluyendo los pagos que se originen como consecuencia de reestructuraciones a la Administración Pública Federal, la desincorporación de entidades o la eliminación de unidades administrativas de las dependencias y entidades, en los términos de las disposiciones a que se refiere el párrafo primero de la presente fracción.

Los Poderes Legislativo y Judicial, así como los entes autónomos, podrán aplicar las medidas a que se refiere esta fracción, previo convenio que celebren con la Secretaría, siempre y cuando cancelen las plazas correspondientes y restituyan los recursos en los términos del inciso a), subinciso iii, de esta fracción.

Las economías que resulten se podrán destinar a sus programas prioritarios, siempre y cuando no impliquen la creación de plazas ni la contratación de personal eventual o de personas físicas por honorarios ni aumente el presupuesto regularizable de los subsecuentes ejercicios fiscales. Las medidas previstas en esta fracción podrán aplicarse, en los mismos términos, al personal federalizado de los sectores educación y de salud, previo convenio que celebre el Ejecutivo Federal, por conducto de las dependencias competentes, con las entidades federativas, previa autorización de la Secretaría.

Las dependencias y entidades que en los años 2011, 2012 y 2013, hayan aplicado las medidas establecidas en el artículo 4, fracción II, de los Decretos de Presupuesto de Egresos de la Federación para los ejercicios fiscales de 2011, 2012 y 2013, respectivamente, así como los Poderes Legislativo y Judicial y los entes autónomos, deberán restituir con cargo a sus respectivos presupuestos, en los plazos y términos del artículo citado y de las demás disposiciones aplicables, los montos equivalentes a los recursos que hayan utilizado para cubrir las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría, descontará los recursos correspondientes de las ministraciones posteriores de recursos, y

III. Los recursos para el Fondo de pavimentación, espacios deportivos, alumbrado público y rehabilitación de infraestructura educativa, previstos en el Anexo 19.2 de este Decreto, se destinarán a los municipios y demarcaciones territoriales del Distrito Federal. La Secretaría, a más tardar el 31 de enero, emitirá las disposiciones para la aplicación de los recursos de dicho Fondo, tomando en cuenta la opinión y los proyectos que le comunique a más tardar el 20 de enero, la Comisión de Presupuesto y Cuenta Pública.

Los municipios y demarcaciones territoriales del Distrito Federal, a través de las entidades federativas, deberán solicitar los recursos del Fondo de pavimentación, espacios deportivos, alumbrado público y rehabilitación de infraestructura educativa a más tardar el 15 de marzo, los cuales serán ministrados 50 por ciento a más tardar en el mes de marzo y 50 por ciento a más tardar en el mes de agosto. En caso de incumplimiento de los plazos, términos y condiciones establecidos en las disposiciones aplicables, la Secretaría podrá suspender las ministraciones o reasignar dichos recursos a programas sociales y de inversión en infraestructura.

Del monto total asignado al Fondo, la Secretaría transferirá a la Auditoría, una cantidad equivalente al 1 al millar para su fiscalización y para este efecto dicha instancia deberá seleccionar una muestra representativa de los recursos aprobados del Fondo.

CAPÍTULO III
De las entidades de control directo

Artículo 5. Petróleos Mexicanos y sus organismos subsidiarios se sujetarán a las erogaciones y a las metas de balance primario y financiero aprobadas en este Presupuesto y, para su ejercicio, control y evaluación, así como para la elaboración del anteproyecto de presupuesto del próximo ejercicio fiscal, observarán lo dispuesto en la Ley de Petróleos Mexicanos y la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

A efecto de que Petróleos Mexicanos mantenga sus metas y pueda tomar medidas en caso de que durante el ejercicio se presente una disminución de los ingresos netos previstos en su presupuesto por condiciones de mercado, deberá apegarse a lo dispuesto en el artículo 21 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, para efectos de la evaluación del cumplimiento de estas metas de balance primario y financiero, no se considerará lo siguiente:

I. La cantidad que exceda del monto correspondiente a la importación de mercancía para reventa por $289,553'867,016, y

II. Los retrasos que en su caso se presenten durante el ejercicio fiscal en la cobranza por ventas de combustibles realizadas a la Comisión Federal de Electricidad.

En caso de que dichas condiciones sean ajenas a la operación de esta entidad, la Secretaría determinará el mecanismo para evaluar las metas de balance primario y financiero.

Petróleos Mexicanos administrará el fondo para dar cumplimiento a las obligaciones laborales contractuales y las que deriven de las disposiciones jurídicas, con el objeto de que prevea recursos suficientes para cubrir pasivos contingentes asociados a las contrataciones.

La remuneración de los consejeros profesionales del Consejo de Administración de Petróleos Mexicanos, en términos de la Ley de Petróleos Mexicanos, será la comprendida en el Grupo Jerárquico J del Anexo 22.1., de este Decreto, de acuerdo con las disposiciones administrativas aplicables. En el caso de los consejeros profesionales de los organismos subsidiarios de Petróleos Mexicanos, su remuneración no podrá ser superior al Grupo Jerárquico K.

Los consejeros profesionales del Consejo de Administración de Petróleos Mexicanos no podrán recibir una remuneración superior al Grupo Jerárquico J, con independencia de que también se desempeñen como consejeros profesionales de los consejos de administración de los organismos subsidiarios de aquella entidad.

Tratándose de los consejeros profesionales de los consejos de administración de los organismos subsidiarios de Petróleos Mexicanos, que igualmente se desempeñen como consejeros profesionales en otros organismos subsidiarios de aquella entidad, su remuneración conjunta no podrá ser superior al Grupo Jerárquico K.

La cifra que señala el Anexo 1, inciso D, de este Decreto, la cual comprende las erogaciones de los organismos subsidiarios de Petróleos Mexicanos, no incluye operaciones realizadas entre ellos.

A efecto de dotar de mayor transparencia al gasto de inversión de Petróleos Mexicanos, la entidad deberá informar trimestralmente a la Cámara de Diputados, en forma impresa y en formato electrónico de texto modificable de base de datos, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones normativas vigentes, sobre el gasto de inversión ejercido, así como del avance de sus principales proyectos.

Petróleos Mexicanos y sus organismos subsidiarios deberán adoptar las medidas necesarias para que las transferencias y afectaciones de los bienes muebles e inmuebles que realicen entre sí, se lleven a cabo observando criterios de austeridad y racionalidad para generar ahorros y eficiencia en los procedimientos y actos que se requieran al efecto.

Artículo 6. Las entidades de control directo deberán sujetarse a lo siguiente:

I. Los montos señalados en el Anexo 1, inciso D, de este Decreto para la Comisión Federal de Electricidad incluyen previsiones para cubrir obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo a que se refiere el artículo 27 de este Decreto. También incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos y variables correspondientes a los contratos de suministro de bienes o servicios a que se refiere el artículo 32, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Las previsiones de dichos cargos fijos y variables y para cada uno de los proyectos se presentan en el Tomo V de este Presupuesto de Egresos;

II. La cantidad que en el Anexo 1, inciso D, de este Decreto se destina para la Comisión Federal de Electricidad refleja el monto neto sin incluir erogación alguna por concepto de aprovechamientos, así como ninguna transferencia del Gobierno Federal para el otorgamiento de subsidios;

III. Dentro de los primeros dos meses del año, la Comisión Federal de Electricidad deberá informar a la Cámara de Diputados, desglosando por entidad federativa y municipios, en forma impresa y en formato electrónico de texto modificable de base de datos, sobre los subsidios otorgados a los consumidores en el año 2013;

IV. Los movimientos de servicios personales que realicen Petróleos Mexicanos y sus organismos subsidiarios y la Comisión Federal de Electricidad, estarán sujetos a que no se rebase el costo ni el número de plazas registradas ante la Secretaría, y a contar con los recursos que financien plenamente en todo momento los impuestos, las aportaciones de seguridad social y demás pagos y prestaciones que por ley deban cubrirse. Los recursos para cubrir obligaciones inherentes a las contrataciones que tengan un impacto futuro en el gasto deberán constituirse en reservas que garanticen que dichas obligaciones estén en todo momento plenamente financiadas, y

V. Petróleos Mexicanos y la Comisión Federal de Electricidad deberán realizar, de conformidad con las disposiciones que se emitan, las acciones necesarias para reducir el pago de horas de trabajo extraordinarias y el pago de contrataciones eventuales o por conceptos similares, en un 10 por ciento respecto del gasto ejercido por dichos conceptos en 2013.

Artículo 7. Conforme al artículo 272 de la Ley del Seguro Social, el gasto programable del Instituto Mexicano del Seguro Social será de $476,960'996,089. El Gobierno Federal aportará al Instituto la cantidad de $68,497'000,000 como aportaciones para los seguros; asimismo, dispondrá de la cantidad de $160,724'000,000, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social publicada en el Diario Oficial de la Federación el 21 de diciembre de 1995, y aportará la cantidad de $4,499'000,000, para atender lo dispuesto en los artículos 141, 172 y 172 A de dicha Ley.

Durante el ejercicio fiscal de 2014, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $6,893,000,000 a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes; asimismo, conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

El uso de reservas de cualquier naturaleza y tipo deberá ser registrado invariablemente como gasto programable. Asimismo, las reservas del Seguro de Invalidez y Vida y de Riesgos de Trabajo, únicamente podrán destinarse para las prestaciones monetarias de esos seguros; y no para financiar gasto corriente del Instituto, salvo en los casos que así lo prevea la Ley del Seguro Social.

El titular y los servidores públicos competentes del Instituto Mexicano del Seguro Social serán responsables de que el ejercicio del gasto de dicho Instituto se sujete a los montos autorizados para cubrir su gasto programable, para las reservas y el fondo a que se refiere este artículo.

TÍTULO SEGUNDO
DEL FEDERALISMO

CAPÍTULO ÚNICO
De los recursos federales transferidos a las entidades federativas, a los municipios y a las demarcaciones territoriales del Distrito Federal

Artículo 8. El ejercicio de los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y a las demarcaciones territoriales del Distrito Federal, así como el de los recursos federales que se ejerzan de manera concurrente con recursos de dichos órdenes de gobierno, se sujetará a las disposiciones legales aplicables, al principio de anualidad y a lo siguiente:

I. El resultado de la distribución entre las entidades federativas de los recursos que integran los fondos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se presenta en el Tomo IV de este Presupuesto de Egresos, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP), cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal;

II. Para el otorgamiento de apoyos a municipios en el marco de los programas sociales y de inversión en infraestructura, el Ejecutivo Federal, a través de la Secretaría, deberá establecer instrumentos y esquemas previstos en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en términos de las disposiciones que emita dicha Secretaría;

III. Los recursos federales a que se refiere este artículo, distintos a los previstos en la Ley de Coordinación Fiscal, serán ministrados siempre y cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales del Distrito Federal, cumplan con lo previsto en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley General de Contabilidad Gubernamental, el Presupuesto de Egresos y los convenios correspondientes;

IV. Los programas que prevean la aportación de recursos por parte de las entidades federativas y, en su caso, municipios o demarcaciones territoriales del Distrito Federal, para ser ejercidos de manera concurrente con recursos federales, se sujetarán a lo siguiente:

a) El porcentaje o monto que corresponda aportar a las entidades federativas y, en su caso, a los municipios o demarcaciones territoriales del Distrito Federal, será establecido por las dependencias de la Administración Pública Federal a cargo de los respectivos programas, previa opinión de la Secretaría, tomando en consideración la capacidad financiera de dichos órdenes de gobierno y el ejercicio eficiente de los recursos de dichos programas;

b) Dichos órdenes de gobierno deberán realizar las aportaciones de recursos que le correspondan en las cuentas específicas respectivas, en un periodo que no deberá exceder de 20 días hábiles contados a partir de la recepción de los recursos federales. Los recursos federales deberán ser ministrados de acuerdo al calendario establecido en los convenios y de ninguna manera podrá iniciar ministraciones después del mes de marzo.

Cumplido el plazo a que se refiere el párrafo anterior sin que se haya realizado la aportación de recursos locales, las entidades federativas y, en su caso, municipios o demarcaciones territoriales del Distrito Federal, en casos debidamente justificados, podrán solicitar a la dependencia o entidad correspondiente una prórroga hasta por el mismo plazo a que se refiere el párrafo anterior;

c) La entidad federativa, municipio o demarcación territorial que se vea afectado por situaciones que obliguen al Ejecutivo Federal a emitir declaratorias de emergencia o de desastre natural, en los términos de la Ley General de Protección Civil, contará con una prórroga de 20 días hábiles adicionales para efectuar el depósito de las aportaciones que le correspondan una vez publicada la declaratoria;

d) Las entidades federativas podrán cubrir hasta en dos exhibiciones durante el ejercicio fiscal su aportación a los programas concurrentes en materia educativa para todos los niveles, y

e) Las ministraciones de recursos federales podrán ser suspendidas cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales del Distrito Federal no aporten en los plazos previstos los recursos que les corresponden en las cuentas específicas;

V. La Secretaría de Educación Pública comunicará a las entidades federativas a más tardar el último día hábil del mes de marzo, el presupuesto para el subsidio ordinario para organismos descentralizados estatales que la Federación otorga, así como para los programas financiados con fondos concurrentes;

VI. En caso de que, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deban realizarse ajustes o adecuaciones al Presupuesto de Egresos durante el ejercicio fiscal, una vez que se realicen las compensaciones previstas en la misma y, en su caso, una vez utilizados los recursos de las reservas que correspondan en términos de dicha ley, los ajustes que fuera necesario realizar a los recursos federales distintos a los contenidos en la Ley de Coordinación Fiscal destinados a las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, deberán efectuarse de manera proporcional a los demás ajustes al Presupuesto de Egresos, informando de tales ajustes o adecuaciones a la Cámara de Diputados;

VII. Los recursos federales vinculados con ingresos excedentes que, en los términos de los artículos 19, fracciones IV, inciso d), y V, inciso b), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 12, sexto párrafo de su Reglamento, tengan como destino la realización de programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas, se sujetarán a las disposiciones aplicables del Fideicomiso para la Infraestructura en los Estados (FIES). En el caso de los subsidios que tengan el mismo destino, la Secretaría deberá entregar los recursos a las entidades federativas de acuerdo a un calendario establecido y podrá emitir las disposiciones correspondientes para comprobación de los mismos en términos de los artículos 34 y 79 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

VIII. Las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal deberán enviar a la Secretaría, a través del sistema establecido por ésta la información de las evaluaciones sobre recursos federales transferidos, en los términos de las disposiciones aplicables. La Secretaría deberá reportar en Internet dicha información a partir del segundo Informe Trimestral, y

IX. El Consejo Nacional de Seguridad Pública aprobará a más tardar en el mes de enero, los criterios de distribución de los recursos de los fondos de ayuda federal para la seguridad pública a que se refiere el artículo 21 de la Constitución Política de los Estados Unidos Mexicanos, en términos de lo establecido en el artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública.

Para efectos del párrafo anterior, se promoverá que por lo menos el 20 por ciento de los recursos previstos en el Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal (FORTAMUN), se destinen a la atención de necesidades directamente vinculadas con la seguridad pública.

El Consejo Nacional de Seguridad Pública, al aprobar los criterios para la distribución de los recursos de los fondos de ayuda federal para la seguridad pública, promoverá y vigilará que su erogación y aplicación se realice dentro del presente ejercicio fiscal y se alcancen los objetivos para los que están destinados.

Para tales efectos, los convenios relativos a estos fondos establecerán mecanismos que contribuyan a agilizar la recepción y el ejercicio de los recursos que reciban las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal.

Dicho Consejo promoverá que, por lo menos, el 20 por ciento de los recursos del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP) se distribuya entre los municipios y las demarcaciones territoriales del Distrito Federal conforme a criterios que integren el número de habitantes y el avance en la aplicación del Programa Estatal de Seguridad Pública en materia de profesionalización, equipamiento, modernización tecnológica e infraestructura.

Las entidades federativas, los municipios y las demarcaciones territoriales del Distrito Federal, en el ejercicio de los recursos que les sean transferidos a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios deberán alinear, en su caso, la aplicación de los recursos para implementar y operar el modelo policial previsto en la ley de la materia, conforme a los acuerdos que apruebe el Consejo Nacional de Seguridad Pública.

Artículo 9. El presente Presupuesto incluye la cantidad de $4,733'026,525, para el otorgamiento de subsidios a los municipios y, en su caso, a los estados cuando tengan a su cargo la función o la ejerzan coordinadamente con los municipios, así como al Gobierno del Distrito Federal para la seguridad pública en sus demarcaciones territoriales, con objeto de fortalecer el desempeño de sus funciones en materia de seguridad pública, salvaguardar los derechos e integridad de sus habitantes y preservar las libertades, el orden y la paz públicos.

Los subsidios a que se refiere este artículo serán destinados para los conceptos y conforme a las reglas que establezca el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, con el propósito de profesionalizar y equipar a los cuerpos de seguridad pública en los municipios y demarcaciones territoriales del Distrito Federal, mejorar la infraestructura de las corporaciones, en el marco de las disposiciones legales aplicables, así como para el desarrollo y aplicación de políticas públicas para la prevención social del delito.

Para el desarrollo y aplicación de políticas públicas en materia de prevención social del delito con participación ciudadana se destinará cuando menos el 20 por ciento de los recursos a que se refiere el presente artículo.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública dará a conocer a más tardar el 15 de enero, a través del Diario Oficial de la Federación, la lista de los municipios y demarcaciones territoriales del Distrito Federal elegibles para el otorgamiento del subsidio a que se refiere este artículo, así como la fórmula utilizada para su selección, misma que deberá considerar, entre otros criterios, el número de habitantes y la incidencia delictiva; asimismo, se dará cobertura a municipios con destinos turísticos, zonas fronterizas, municipios conurbados, así como a grupos de municipios que por su proximidad geográfica se vean afectados por la alta incidencia delictiva. En dicha publicación se establecerá igualmente el porcentaje de participación que representarán las aportaciones de recursos que realicen al fondo los municipios y el Distrito Federal.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, en un término que no deberá exceder el 28 de febrero, deberá suscribir convenios específicos con las respectivas entidades federativas y sus municipios así como con el Gobierno del Distrito Federal para sus demarcaciones territoriales elegibles, que deseen adherirse a este programa, con base en lo dispuesto en el último párrafo del artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública, en los cuales deberá preverse lo siguiente:

I. Las acciones programáticas a las que se destinará el subsidio en el marco de las políticas generales acordadas en el seno del Consejo Nacional de Seguridad Pública;

II. Los mecanismos a través de los cuales podrá realizarse la adquisición de equipamiento, así como las condiciones y procedimientos a los que deberá sujetarse la profesionalización;

III. El compromiso de las entidades federativas de hacer entrega a los municipios del monto total de los subsidios del programa, incluyendo sus rendimientos financieros, a más tardar dentro de los 5 días hábiles posteriores a que éstas reciban los recursos de la Federación;

IV. El establecimiento por parte de las entidades federativas y los municipios de cuentas bancarias específicas para la administración de los recursos federales que les sean transferidos, para efectos de su fiscalización;

V. La obligación de las entidades federativas y los municipios de registrar los recursos que por este programa reciban en sus respectivos presupuestos e informar para efectos de la cuenta pública local y demás informes previstos en la legislación local;

VI. La obligación de los municipios, a través del estado respectivo, y del Gobierno del Distrito Federal de informar al Consejo Nacional de Seguridad Pública, a través del Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, y al Consejo Estatal, sobre las acciones realizadas con base en los convenios específicos a que se refiere este artículo, y

VII. La obligación de las entidades federativas y los municipios de reportar trimestralmente al Consejo Nacional de Seguridad Pública, lo siguiente:

a) La información sobre el ejercicio, destino y resultados obtenidos con los recursos del fondo;

b) Las disponibilidades financieras del fondo con las que, en su caso, cuenten, y

c) El presupuesto comprometido, devengado y pagado correspondiente.

Para acceder a los recursos, los municipios y el Gobierno del Distrito Federal deberán comprometerse, a través de los convenios suscritos con el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública, al cumplimiento de las políticas, lineamientos y acciones contenidos en los mismos.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública operará el sistema de información en el cual, con desglose mensual, publicará las fechas en que se hayan transferido los recursos a que se refiere este artículo a las entidades federativas para su entrega a los municipios. Los municipios, a su vez, incorporarán en dicho sistema la fecha en que recibieron los recursos, la fecha en la que éstos fueron finalmente ejercidos, así como los destinos y conceptos específicos en los cuales fueron aplicados los recursos.

La distribución de los recursos se realizará conforme a los principios de equidad, proporcionalidad y racionalidad en el combate al fenómeno delictivo.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 8 de este Decreto.

Artículo 10. En el presente Presupuesto de Egresos se incluyen las siguientes cantidades:

A. $2,668'400,000 para el otorgamiento de subsidios a las entidades federativas que cuenten con programas en materia de equipamiento y reorganización de estructuras de mando policial, para el fortalecimiento de sus instituciones de seguridad pública en materia de mando policial, y

B. $2,595'000,000 para el otorgamiento de apoyos en el marco del Programa Nacional de Prevención del Delito.

Dichos recursos se otorgarán a aquéllas entidades federativas que cumplan los lineamientos que para tal efecto emita el Ejecutivo Federal, por conducto de la Secretaría de Gobernación.

Los Lineamientos que para el efecto emita el Ejecutivo Federal, por conducto de la Secretaría de Gobernación, a más tardar el 15 de febrero, contendrán, por lo menos, la distribución de los recursos a las entidades federativas bajo criterios de población beneficiada, incidencia delictiva y cobertura territorial de las instituciones estatales de seguridad pública, así como las bases para la evaluación de la aplicación de dichos recursos y sus resultados.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, a más tardar el 31 de marzo, deberá suscribir convenios específicos con las entidades federativas que deseen adherirse a estos subsidios, en los cuales deberá preverse lo siguiente:

I. El establecimiento por parte de las entidades federativas de cuentas bancarias específicas para la administración de los recursos federales que les sean transferidos, para efectos de su fiscalización;

II. La obligación de las entidades federativas de registrar los recursos que por estos subsidios reciban en sus respectivos presupuestos e informar para efectos de la cuenta pública local y demás informes previstos en la legislación local y federal, y

III. La obligación de las entidades federativas de reportar a la Secretaría de Gobernación, la cual deberá enviar a su vez a la Secretaría de manera trimestral, lo siguiente:

a) La información sobre el ejercicio, destino y resultados obtenidos con los recursos del fondo;

b) Las disponibilidades financieras del fondo con las que, en su caso, cuenten, y

c) El presupuesto comprometido, devengado y pagado correspondiente.

Para acceder a los recursos, las entidades federativas deberán cumplir los lineamientos, políticas y acciones contenidos en los convenios a que se refiere este artículo.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 8 de este Decreto.

Artículo 11. La Secretaría, a más tardar el 15 de febrero, emitirá las disposiciones o lineamientos para la aplicación de los recursos de los siguientes fondos:

I. Fondo Regional. Este fondo tiene por objeto apoyar a los 10 estados con menor índice de desarrollo humano respecto del índice nacional, a través de programas y proyectos de inversión destinados a mantener e incrementar el capital físico o la capacidad productiva, o ambos, complementar las aportaciones de las entidades federativas relacionadas a dichos fines, así como a impulsar el desarrollo regional equilibrado mediante infraestructura pública y su equipamiento;

II. Fondo para la Accesibilidad para las Personas con Discapacidad, y

III. Fondo de Capitalidad para el Distrito Federal. Este fondo tiene por objeto apoyar al Distrito Federal, en consideración a su condición de sede de los Poderes de la Unión y capital de los Estados Unidos Mexicanos, en términos del artículo 44 de la Constitución.

La asignación prevista para dichos fondos se distribuirá conforme a lo señalado en los Anexos 19 y 19.1. de este Decreto, en los términos y condiciones que mediante convenio se determinen para tal efecto.

Los recursos de los fondos a que se refieren las fracciones I y II del presente artículo deberán solicitarse y convenirse dentro del primer trimestre del ejercicio, en términos de las disposiciones que emita la Secretaría, así como reasignarse los que no hayan sido devengados en ese periodo, a programas sociales y de inversión en infraestructura.

Artículo 12. Los recursos a que se refieren el Anexo 19.3 Fondo de Cultura y el Anexo 19.4 Fondo de Infraestructura Deportiva del presente Decreto, se destinarán a las entidades federativas, municipios y demarcaciones territoriales del Distrito Federal, a través del Ramo General 23 Provisiones Salariales y Económicas, de conformidad con lo siguiente:

I. El Fondo de Cultura tendrá como finalidad la construcción, rehabilitación, remodelación y equipamiento de espacios artísticos y culturales para la consolidación de la infraestructura pública de los espacios dedicados a la difusión cultural, y

II. El Fondo de Infraestructura Deportiva tendrá como finalidad fortalecer el desarrollo del deporte y la actividad física mediante proyectos de inversión en infraestructura deportiva, que comprendan acciones de obra pública y equipamiento deportivo, a fin de crear, ampliar y mejorar los espacios para la práctica del deporte en general y el de alto nivel competitivo.

La Secretaría emitirá, a más tardar el 31 de enero, las disposiciones específicas para la aplicación de dichos fondos. Las entidades federativas deberán solicitar los recursos correspondientes a más tardar el 15 de marzo, los cuales serán ministrados 50 por ciento en el mes de marzo y 50 por ciento a más tardar en el mes de agosto. Aquellos recursos que no hayan sido convenidos y ministrados en ese periodo se reasignarán a programas sociales y de inversión en infraestructura. Del total del costo de cada proyecto, se podrá destinar hasta el 30 por ciento de los recursos para equipamiento.

Del monto total asignado a cada uno de los fondos, la Secretaría transferirá a la Auditoría una cantidad equivalente al 1 al millar de los mismos para su fiscalización, y para este efecto dicha instancia deberá seleccionar una muestra representativa de los recursos aprobados.

TÍTULO TERCERO
DE LOS LINEAMIENTOS GENERALES PARA EL EJERCICIO FISCAL

CAPÍTULO I
Disposiciones generales

Artículo 13. Las dependencias y entidades, conforme al sistema de compensación de créditos y adeudos a que se refiere el artículo 73 de la Ley del Servicio de Tesorería de la Federación y sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos no fiscales contraídos entre sí, las cuales se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de la Tasa Interbancaria de Fondeo dada a conocer diariamente por el Banco de México, durante el mes inmediato anterior a la fecha del ciclo compensatorio.

La Secretaría, analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos y este Presupuesto de Egresos en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del artículo 1 de la Ley de Ingresos o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora.

La Secretaría podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas se realicen durante el presente ejercicio fiscal.

Los ingresos que se perciban por las operaciones a que se refiere este artículo no se considerarán para efectos del cálculo de los ingresos excedentes a que se refiere el artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Artículo 14. Los ingresos que resulten del Derecho para la Fiscalización Petrolera, a que se refiere el artículo 254 Ter de la Ley Federal de Derechos, se destinarán, sin requerir autorización de la Secretaría, a la Auditoría, a través del ramo correspondiente, y se aplicarán para fiscalizar el ejercicio de los recursos a que se refiere el artículo 19, fracciones IV, inciso d) y V, inciso b), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como el ejercicio de sus programas prioritarios. La Auditoría informará sobre el resultado de la fiscalización a la Cámara de Diputados, y difundirá la información correspondiente a través de su página de Internet para su conocimiento público.

La Secretaría hará entrega de anticipos a cargo de este derecho, dentro de los 10 días hábiles posteriores al entero que realice Petróleos Mexicanos y sus organismos subsidiarios, en los términos del artículo 254 Ter de la Ley Federal de Derechos. La Auditoría informará a la Secretaría sobre su ejercicio.

Artículo 15. Los ingresos que, en su caso, se obtengan en exceso a los previstos para el presente ejercicio fiscal en la Ley de Ingresos y los excedentes de ingresos propios de las entidades, deberán destinarse conforme a lo establecido en el artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y en la misma Ley de Ingresos.

En todos los casos, los programas y proyectos de inversión en infraestructura, que se financien con los ingresos excedentes a que se refiere el artículo 19, fracción V, inciso a), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deberán contar con registro en la cartera de inversión a que se refiere el artículo 34, fracción III, de dicha Ley.

Artículo 16. Los recursos correspondientes a los subejercicios que no sean subsanados en el plazo que establece el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como el importe de los ahorros que se obtengan como resultado de la instrumentación de las medidas de austeridad y disciplina presupuestaria, serán reasignados a los programas sociales y de inversión en infraestructura previstos en este Presupuesto. Al efecto, la Secretaría informará trimestralmente a la Cámara de Diputados, a partir del 1 de abril, sobre dichos subejercicios. En el caso de las economías generadas durante el ejercicio, éstas deberán canalizarse a los proyectos y tomos aprobados en este Presupuesto.

La determinación de los subejercicios se realizará conforme a los calendarios autorizados en los términos del artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Si al término de los 90 días establecidos en el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria los subejercicios no hubieran sido subsanados, la Secretaría informará a la Función Pública sobre dichos subejercicios, a fin de que ésta proceda en los términos de la fracción IX del artículo 114 de la ley antes señalada.

La Función Pública informará trimestralmente a la Cámara de Diputados y a la Auditoría sobre las denuncias y las acciones realizadas en contra de los servidores públicos a que hace referencia el párrafo anterior.

Al término de dicho plazo, la Comisión del ramo de la Cámara de Diputados emitirá una opinión sobre los subejercicios informados.

CAPÍTULO II
De las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública

Artículo 17. Las dependencias y entidades se sujetarán a las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública que se establezcan en los términos del Título Tercero, Capítulo IV de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales deberán prever como mínimo:

I. No crear plazas, salvo que los ramos y entidades cuenten expresamente con recursos aprobados para tal fin en este Presupuesto de Egresos, así como aquéllas que sean resultado de reformas jurídicas.

Para el caso de las plazas de investigadores y personal técnico de investigación que se creen a partir de los recursos que tenga aprobados el Ramo 38 para este fin, éstas se concursarán bajo los lineamientos que para tal efecto apruebe la Junta de Gobierno del Consejo Nacional de Ciencia y Tecnología. El personal contratado en términos del párrafo anterior podrá prestar servicios de investigación y docencia en las instituciones educativas y de investigación, según se determine en los lineamientos referidos y en las disposiciones jurídicas aplicables, manteniendo la relación laboral con el Consejo Nacional de Ciencia y Tecnología;

II. No se autorizará incremento salarial en términos reales para mandos superiores. Los incrementos que, en su caso, se otorguen al personal operativo, de base y de confianza, y categorías, se sujetarán a los recursos aprobados específicamente para tales efectos en los Anexos 6 y 23 de este Decreto y tendrán exclusivamente como objetivo mantener el poder adquisitivo de dichos trabajadores respecto del año 2012;

III. La adquisición y los arrendamientos de inmuebles procederán exclusivamente cuando no se cuente con bienes nacionales aptos para cubrir las necesidades correspondientes y previo análisis costo beneficio;

IV. La remodelación de oficinas se limitará, de acuerdo al presupuesto aprobado para tal efecto, a aquéllas que sean estructurales y no puedan postergarse, las que impliquen una ocupación más eficiente de los espacios en los inmuebles y generen ahorros en el mediano plazo, las que se destinen a reparar daños provenientes de casos fortuitos, así como las que tengan por objeto mejorar y hacer más eficiente la atención al público;

V. No procederá la adquisición de vehículos, salvo aquéllos que resulten indispensables para prestar directamente servicios públicos a la población, los necesarios para actividades de seguridad pública y nacional, o para las actividades productivas de la Comisión Federal de Electricidad y de Petróleos Mexicanos y sus organismos subsidiarios, preferentemente eléctricos o híbridos;

VI. Se realizará la contratación consolidada de materiales y suministros; servicios, incluyendo telefonía, mantenimiento de bienes muebles e inmuebles, fotocopiado, vigilancia, boletos de avión, vales de despensa, medicamentos, seguros sobre personas y bienes, entre otros, siempre y cuando se asegure la obtención de ahorros y de las mejores condiciones para el Estado en cuanto a calidad, precio y oportunidad disponibles.

Adicionalmente, se utilizará la modalidad de ofertas subsecuentes de descuentos en las licitaciones públicas que se realicen cuando los bienes a adquirir o servicios por contratar satisfagan los requisitos y condiciones que establece la normatividad en la materia y se asegure con ello la obtención de las mejores condiciones para el Estado;

VII. Las dependencias y entidades que tengan contratadas pólizas de seguros sobre personas y bienes deberán llevar a cabo las acciones necesarias para incorporarse a las pólizas institucionales coordinadas por la Secretaría, siempre y cuando dicha incorporación represente una reducción en el gasto que tenga que realizar por concepto de pago de primas, y

VIII. Deberán preverse acciones para fomentar la eficiencia energética y el ahorro en el consumo de agua en las oficinas públicas.

La Secretaría podrá determinar las modalidades específicas de aplicación de las medidas de austeridad, disciplina presupuestaria y modernización en casos excepcionales, previa justificación de la dependencia o entidad correspondiente, así como para las dependencias y entidades que sean objeto de reformas jurídicas o de nueva creación.

Los Poderes Legislativo y Judicial, así como los entes autónomos, deberán implantar medidas equivalentes a las aplicables en las dependencias y entidades, respecto a la reducción del gasto destinado a las actividades administrativas y de apoyo y del presupuesto regularizable de servicios personales, para lo cual publicarán en el Diario Oficial de la Federación y en sus respectivas páginas de Internet, a más tardar el último día hábil del mes de febrero, sus respectivos lineamientos y el monto correspondiente a la meta de ahorro. Asimismo, reportarán en los Informes Trimestrales las medidas que hayan adoptado y los montos de ahorros obtenidos. Dichos reportes serán considerados por la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos para el siguiente ejercicio fiscal.

Artículo 18. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, podrán destinar recursos presupuestarios para actividades de comunicación social a través de la radio y la televisión, siempre y cuando hayan solicitado en primera instancia los tiempos que por ley deben poner a disposición del Estado las empresas de comunicación que operan al amparo de concesiones federales para el uso, aprovechamiento o explotación de bienes del dominio directo de la Nación y dichos tiempos no estuvieran disponibles en los espacios y tiempos solicitados.

No podrán realizarse erogaciones en comunicación social en las entidades federativas en donde se lleven a cabo elecciones, durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la jornada comicial. Sólo podrán realizarse erogaciones en los tiempos a que se refiere el párrafo anterior, en los casos de excepción previstos en la Constitución Política de los Estados Unidos Mexicanos y en la legislación en la materia.

El Ejecutivo Federal, a través de la Secretaría de Gobernación, observando lo dispuesto en el párrafo primero de este artículo, supervisará la administración y distribución de los tiempos fiscales cubiertos por las empresas de comunicación que operan mediante concesión federal. Dicha distribución se realizará en la proporción siguiente: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo, tiempos que se distribuirán en partes iguales a la Cámara de Diputados y a la Cámara de Senadores; 10 por ciento al Poder Judicial, y 20 por ciento a los entes autónomos.

La Secretaría de Gobernación dará seguimiento a la utilización de los tiempos fiscales. Asimismo, estará facultada para reasignar estos tiempos cuando no hubieren sido utilizados con oportunidad o se encuentren subutilizados, de conformidad con las disposiciones generales que al efecto emita. Las reasignaciones se ajustarán a la proporción prevista en este artículo.

Con base en lo anterior, la Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados sobre la utilización de los tiempos fiscales, así como sobre las reasignaciones que, en su caso, realice.

La Secretaría de Gobernación autorizará las estrategias y programas de comunicación social, y registrará los gastos derivados de las partidas relativas a difusión de mensajes sobre programas y actividades gubernamentales; difusión de mensajes comerciales para promover la venta de productos o servicios; e información en medios masivos derivada de la operación y administración de las dependencias y entidades, de conformidad con las disposiciones generales que para tal efecto publique en el Diario Oficial de la Federación.

Todas las erogaciones que conforme a este artículo realicen las entidades deberán ser autorizadas por el órgano de gobierno respectivo o su equivalente.

Durante el ejercicio fiscal no podrán realizarse ampliaciones, traspasos de recursos de otros capítulos o conceptos de gasto al concepto de gasto correspondiente a servicios de comunicación social y publicidad de los respectivos presupuestos ni podrán incrementarse dichos conceptos de gasto, salvo cuando se trate de mensajes para atender situaciones de carácter contingente, se requiera para promoción comercial de las entidades para que generen mayores ingresos, tengan como propósito promover a México como destino turístico en el extranjero y los que deriven de los ingresos excedentes que obtenga el Instituto Nacional de Migración para mejorar los servicios migratorios. En dichos supuestos se requerirá que la Secretaría de Gobernación autorice la modificación al programa de comunicación social correspondiente y posteriormente la Secretaría emitirá la autorización presupuestaria en el concepto de gasto respectivo.

La Secretaría de Gobernación informará a la Cámara de Diputados, dentro de los 10 días naturales siguientes a la fecha en la que las dependencias y entidades cuenten con los recursos autorizados, sobre las razones que justifican la ampliación, traspaso o incremento de recursos, así como sobre su cuantía y modalidades de ejercicio.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, remitirá a la Cámara de Diputados, en forma impresa y en formato electrónico de texto modificable de base de datos, la relación de todos los programas y campañas de comunicación social, relativos a la partida de difusión de mensajes sobre programas y actividades gubernamentales, desglosadas por dependencias y entidades, así como la programación de las erogaciones destinadas a sufragarlos. Asimismo, deberá contener la descripción de las fórmulas, modalidades y reglas para la asignación de tiempos oficiales. Dicho informe deberá presentarse una vez autorizados los programas de comunicación correspondientes.

Los programas y campañas de comunicación social se ejecutarán con arreglo a las siguientes bases:

I. Los tiempos oficiales sólo podrán destinarse a actividades de difusión, información o promoción de los programas y acciones de las dependencias o entidades, así como a las actividades análogas que prevean las disposiciones aplicables;

II. Las dependencias y entidades no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás actividades en materia de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado la prestación recíproca de servicios de publicidad;

III. Las erogaciones realizadas en materia de comunicación social, se acreditarán únicamente con órdenes de transmisión para medios electrónicos, con órdenes de inserción para medios impresos y con órdenes de servicio para medios complementarios. En todos los casos se deberá especificar la tarifa convenida, concepto, descripción del mensaje, destinatarios, cobertura, pautas de difusión en medios electrónicos y circulación certificada en medios impresos;

IV. Las dependencias y entidades, previo a la contratación de servicios de producción, espacios en radio y televisión comerciales, deberán atender la información de los medios sobre cobertura geográfica, audiencias, programación y métodos para medición de audiencias, así como su capacidad técnica para la producción, postproducción y copiado. La Secretaría de Gobernación dará seguimiento a la inclusión de los medios públicos en los programas y campañas de comunicación social y publicidad de las dependencias y entidades;

V. La publicidad que adquieran las dependencias y entidades para la difusión de sus programas que otorguen subsidios o beneficios directos a la población deberá incluir, claramente visible y audible, la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa". En los casos de los programas de desarrollo social únicamente deberá incluirse la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social.

Para lo anterior, deberán considerarse las características de cada medio. En ningún caso los partidos políticos podrán emplear o referir estos programas en su propaganda, y

VI. Los Poderes Ejecutivo, Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades harán uso de la Lengua de Señas Mexicanas por medio de un intérprete, o en su caso tecnologías que permita el acceso a los contenidos de campañas en televisión a las personas con discapacidad auditiva.

La Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados sobre la ejecución de los programas y campañas relativos a la partida de difusión de mensajes sobre programas y actividades gubernamentales. Dichos informes deberán contener, al menos, lo siguiente: monto total erogado por dependencia y entidad, empresas prestadoras de los servicios y tiempos contratados, fiscales y de estado utilizados por cada dependencia y entidad.

El gasto en comunicación social aprobado en este Presupuesto deberá destinarse, al menos, en un 5 por ciento a la contratación en medios impresos, conforme a las disposiciones aplicables.

Artículo 19. Las dependencias y entidades deberán sujetarse al Programa de Cadenas Productivas de Nacional Financiera, S.N.C., y dar de alta en el mismo la totalidad de las cuentas por pagar a sus proveedores o contratistas, apegándose a las disposiciones generales aplicables a dicho Programa. El registro de las cuentas por pagar deberá realizarse de acuerdo con los plazos definidos en dichas disposiciones, con el propósito de dar mayor certidumbre, transparencia y eficiencia en los pagos.

Las dependencias y entidades requerirán a los proveedores y contratistas su afiliación al Programa de Cadenas Productivas y deberán tomar en cuenta mecanismos que promuevan la realización de los pagos correspondientes a través de dicho Programa.

Nacional Financiera, S.N.C., con el apoyo de las dependencias y entidades, promoverá la utilización del Programa de Cadenas Productivas con los proveedores y contratistas del sector público y reportará en los Informes Trimestrales los avances que se presenten.

CAPÍTULO III
De los servicios personales

Artículo 20. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los ramos generales incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas y se sujetarán a lo siguiente:

I. Los incrementos a las percepciones se determinarán, conforme a:

a) La estructura ocupacional autorizada;

b) El Registro Común de Plantillas de Personal, en el caso del Fondo previsto en los artículos 26 y 27 de la Ley de Coordinación Fiscal y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

c) La plantilla de personal, tratándose del Fondo de Aportaciones para los Servicios de Salud (FASSA), y

d) Las plantillas de personal, tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos (FAETA); adicionalmente, en el caso de los servicios de educación para adultos, en los términos de la Ley de Coordinación Fiscal.

Las previsiones para el incremento a las percepciones, a que se refieren los Anexos 6 y 23 de este Decreto, incluyen la totalidad de los recursos para categorías y personal de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo para favorecer a otro;

II. En el presente ejercicio fiscal en las dependencias y entidades no se crearán plazas en nivel alguno con excepción de los casos previstos en el artículo 17, fracción I, de este Decreto;

III. Las previsiones a que se refiere el Anexo 23 de este Decreto incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios establecidos en el artículo 42 de la Ley de Coordinación Fiscal. Una vez que dichas entidades celebren los convenios respectivos, dichos recursos serán entregados a éstas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

IV. Los recursos del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones para cubrir:

a) Las medidas salariales y económicas correspondientes al fondo previsto en los artículos 26 y 27 de la Ley de Coordinación Fiscal y al Fondo para la Educación Tecnológica y de Adultos (FAETA), que serán cubiertas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, y

b) Las medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a la Carrera Magisterial, así como los sistemas de desarrollo profesional que, en su caso, correspondan en los términos de la ley de la materia.

Las plazas que sean creadas con cargo a los recursos establecidos en el rubro de previsiones salariales y económicas del Ramo 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para su aplicación a través del Ramo 33 Aportaciones Federales para Entidades Federativas y Municipios, de acuerdo con la normatividad aplicable, y

V. Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud (FASSA), incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades reportarán en los Informes Trimestrales el impacto de los incrementos salariales en el presupuesto regularizable y, cuando se trate de las entidades, adicionalmente, el impacto en el déficit actuarial de pensiones.

Artículo 21. Las remuneraciones autorizadas a los servidores públicos de la Federación se detallan en el Anexo 22 de este Decreto y en el Tomo VIII de este Presupuesto, conforme a lo dispuesto en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos:

I. Las remuneraciones se integran, conforme a lo dispuesto en la referida disposición constitucional y en el artículo 2, fracciones XXXIII, XXXIV y XLVI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, con la suma de la totalidad de percepciones ordinarias y extraordinarias que perciben los servidores públicos de la Federación.

Las percepciones ordinarias incluyen la totalidad de los elementos fijos de la remuneración. Las percepciones extraordinarias consideran los elementos variables de dicha remuneración, la cual sólo podrá cubrirse conforme a los requisitos y la periodicidad establecidos en las disposiciones aplicables.

Las contribuciones a cargo de los servidores públicos que se causen por las percepciones señaladas en el párrafo anterior, forman parte de su remuneración;

II. La remuneración total anual autorizada al Presidente de la República y los tabuladores de remuneraciones para la Administración Pública Federal se presentan en el Anexo 22.1., de este Decreto, conforme a lo siguiente:

a) Los límites mínimos y máximos de percepciones ordinarias netas mensuales para los servidores públicos de la Administración Pública Federal, las cuales incluyen la suma de la totalidad de pagos fijos, en efectivo y en especie, se presentan en el Anexo 22.1.1., de este Decreto y comprenden los conceptos que a continuación se señalan con sus respectivos montos, una vez realizada la retención de impuestos correspondiente:

i. Los montos correspondientes a sueldos y salarios, y

ii. Los montos correspondientes a las prestaciones.

Los montos presentados en dicho Anexo no consideran los incrementos salariales que, en su caso, se autoricen para el presente ejercicio fiscal ni las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal;

b) Los montos máximos de percepciones extraordinarias que perciban los servidores públicos de la Administración Pública Federal que, conforme a las disposiciones aplicables, tengan derecho a percibirlas, se detallan en el Anexo 22.1.2., de este Decreto.

En aquellos puestos de personal civil y militar de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse la potenciación del seguro de vida institucional, y un pago extraordinario por riesgo hasta por el 30 por ciento sobre la percepción ordinaria mensual, por concepto de sueldos y salarios. Lo anterior, conforme a los límites establecidos en el Anexo 22.1.2., de este Decreto y a las disposiciones que para tal efecto emita la Función Pública, la cual evaluará la gravedad del riesgo y determinará el porcentaje del pago extraordinario en función del riesgo y, en su caso, autorizará el pago, previo dictamen favorable de la Secretaría en el ámbito presupuestario, y

c) La remuneración total anual autorizada al Presidente de la República para el ejercicio fiscal de 2014 se incluye en el Anexo 22.1.3., de este Decreto, en cumplimiento a lo dispuesto en la Base II del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

III. La remuneración total anual autorizada a la máxima representación de los ejecutores de gasto que a continuación se indican y los tabuladores correspondientes a las percepciones ordinarias y extraordinarias de los servidores públicos de dichos ejecutores de gasto, conforme a lo dispuesto en la fracción I de este artículo, se presentan en los siguientes Anexos de este Decreto:

a) Anexo 22.2. Ramo 01: Cámara de Senadores;

b) Anexo 22.3. Ramo 01: Cámara de Diputados;

c) Anexo 22.4. Ramo 01: Auditoría Superior de la Federación;

d) Anexo 22.5. Ramo 03: Suprema Corte de Justicia de la Nación;

e) Anexo 22.6. Ramo 03: Consejo de la Judicatura Federal;

f) Anexo 22.7. Ramo 03: Tribunal Electoral del Poder Judicial de la Federación;

g) Anexo 22.8. Ramo 22: Instituto Federal Electoral;

h) Anexo 22.9. Ramo 35: Comisión Nacional de los Derechos Humanos;

i) Anexo 22.10. Ramo 40: Instituto Nacional de Estadística y Geografía;

j) Anexo 22.11. Ramo 41: Comisión Federal de Competencia Económica;

k) Anexo 22.12. Ramo 42: Instituto Nacional para la Evaluación de la Educación, y

l) Anexo 22.13. Ramo 43: Instituto Federal de Telecomunicaciones;

IV. El desglose de las percepciones por ejecutor de gasto, se presenta en el Tomo VIII de este Presupuesto.

Las dependencias y entidades podrán modificar las percepciones ordinarias de los puestos conforme a las disposiciones aplicables, sujetándose a los límites máximos establecidos en el Anexo 22.1., del presente Decreto, previa autorización y registro presupuestario en los términos de las disposiciones aplicables. Asimismo, podrán efectuarse ajustes en la composición de las percepciones ordinarias por concepto de sueldos y salarios, siempre y cuando no se incremente el monto mensual previsto en dicho Anexo para el puesto correspondiente, y no se aumente su presupuesto regularizable de servicios personales.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por lo que se refiere a la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

Ningún servidor público podrá recibir emolumentos extraordinarios, sueldos, compensaciones o gratificaciones por participar en consejos, órganos de gobierno o equivalentes en las dependencias y entidades o comités técnicos de fideicomisos públicos o análogos a éstos.

El Ramo Administrativo 02 Oficina de la Presidencia de la República, a que se refiere el Anexo 1, inciso B, de este Decreto, incluye los recursos para cubrir las compensaciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal o, a falta de éste, a quien en términos de las disposiciones aplicables sea su beneficiario, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial. Las remuneraciones del personal civil de apoyo deberán reportarse en los Informes Trimestrales y serán públicas en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Los ejecutores de gasto público federal publicarán en sus respectivas páginas de Internet, de manera permanente, y reportarán en la Cuenta Pública, los tabuladores y las remuneraciones que se cubren a los servidores públicos a su cargo y, en los casos correspondientes, al personal militar; personal de enlace; así como personal operativo de base y confianza, y categorías, especificando los elementos fijos y variables, tanto en efectivo como en especie.

Los Poderes Legislativo y Judicial, las dependencias y entidades, así como los entes autónomos, deberán abstenerse de cubrir cualquier tipo de estímulo, pago o compensación especial a los servidores públicos a su servicio, con motivo del término de su encargo, o bien por el término de la administración correspondiente.

Artículo 22. Los servidores públicos de mando y personal de enlace de las dependencias y entidades sólo podrán percibir las prestaciones establecidas en el manual a que se refiere el artículo 66 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, las dependencias y entidades no podrán destinar recursos para cubrir prestaciones en adición a aquéllos previstos en el gasto de servicios personales aprobado en este Presupuesto de Egresos.

Los titulares de las entidades informarán a la Cámara de Diputados, así como a la Secretaría y a la Función Pública, sobre los resultados obtenidos en los procesos de revisión de las condiciones generales de trabajo, de los contratos colectivos de trabajo y de las revisiones de salario que, en su caso, realicen en el presente ejercicio fiscal. Dichos informes, incluyendo el reporte sobre el cumplimiento de lo dispuesto en el artículo 65, fracción XII, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán presentados, a más tardar a los 10 días hábiles posteriores a la conclusión de dichas negociaciones.

Las dependencias y entidades enviarán informes a la Secretaría con el detalle de todas las prestaciones que perciben los servidores públicos a su cargo, así como el gasto total destinado al pago de las mismas en el periodo correspondiente, a fin de que se incluyan en los Informes Trimestrales.

Artículo 23. Las dependencias y entidades observarán las siguientes disposiciones en materia de servicios personales:

I. Solicitarán autorización presupuestaria de la Secretaría, respecto a sus tabuladores, para dar cumplimiento a lo dispuesto en la Base V del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

II. Los pagos retroactivos por ocupación de plazas, cuando procedan, deberán cubrirse al trabajador dentro de los 45 días naturales anteriores a la fecha en que el servidor público correspondiente reciba su nombramiento. Lo anterior, siempre y cuando se acredite fehacientemente la asistencia durante dicho periodo en la plaza respectiva, y

III. Podrán traspasarse las plazas necesarias de las dependencias y entidades, que con motivo de una reestructura en la Administración Pública Federal, asuman funciones de aquéllas que se transformen, compacten, eliminen o sean creadas, para lo cual se deberá contar con la autorización presupuestaria de la Secretaría, conforme al mecanismo presupuestario que establezca para dichos fines, lo cual podrá acompañarse de las medidas a que se refiere el artículo 4, fracción II, inciso b), de este Decreto.

Artículo 24. Los Poderes Legislativo y Judicial y los entes autónomos deberán publicar en el Diario Oficial de la Federación, a más tardar el último día hábil del mes de febrero, el manual que regule las remuneraciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación; Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Consejero Presidente; Consejeros Electorales y Secretario Ejecutivo del Instituto Federal Electoral; Presidente y Consejeros de la Comisión Nacional de los Derechos Humanos; así como a los demás servidores públicos; en el que se proporcione la información completa y detallada relativa a las remuneraciones que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación, en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones y la estructura ocupacional a que se refieren los párrafos anteriores de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos o gastos equivalentes a los mismos.

CAPÍTULO IV
De la igualdad entre Mujeres y Hombres

Artículo 25. En cumplimiento a la Ley General para la Igualdad entre Mujeres y Hombres, la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia, las estrategias transversales del Plan Nacional de Desarrollo 2013-2018 y el Programa Nacional para la Igualdad de Oportunidades y no Discriminación contra las Mujeres 2013-2018, el Ejecutivo Federal impulsará, de manera transversal, la igualdad sustantiva entre mujeres y hombres a través de la incorporación de la perspectiva de igualdad entre mujeres y hombres en el diseño, elaboración, aplicación, seguimiento y evaluación de resultados de los programas de la Administración Pública Federal. Para tal efecto, las dependencias y entidades deberán considerar lo siguiente:

I. Incorporar la igualdad entre mujeres y hombres y reflejarla en la matriz de indicadores para resultados de los programas bajo su responsabilidad;

II. Identificar y registrar la población objetivo y la atendida por dichos programas, diferenciada por sexo, grupo de edad, región del país, entidad federativa, municipio o demarcación territorial del Distrito Federal, y población indígena en los sistemas que disponga la Secretaría y en los padrones de beneficiarias y beneficiarios que correspondan;

III. Fomentar la igualdad entre mujeres y hombres en el diseño y la ejecución de programas en los que, aun cuando no estén dirigidos a mitigar o solventar desigualdades de género, se puedan identificar de forma diferenciada los beneficios específicos para mujeres y hombres;

IV. Establecer o consolidar en los programas bajo su responsabilidad, las metodologías de evaluación y seguimiento que generen información relacionada con indicadores para resultados con igualdad entre mujeres y hombres;

V. Incorporar la perspectiva de género en las evaluaciones de los programas, con los criterios que emitan el Instituto Nacional de las Mujeres, la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Las acciones contenidas en las fracciones anteriores serán obligatorias en lo relativo a los programas y acciones incorporadas en el Anexo 12 del presente Decreto y para los demás programas federales que correspondan.

Todas las dependencias y entidades que tengan a su cargo programas para mujeres y la igualdad de género, así como las entidades federativas y municipios que reciban recursos etiquetados incluidos en el Anexo 12 de este Decreto deberán informar sobre los resultados de los mismos, los publicarán y difundirán para darlos a conocer a la población e informarle, en las lenguas nacionales reconocidas por la Ley General de Derechos Lingüísticos de los Pueblos Indígenas existentes en la entidad federativa, sobre los beneficios y requisitos para acceder a ellos, en los términos de la normativa aplicable.

Para el seguimiento de los recursos destinados a las mujeres y a la igualdad de género, todo programa federal que contenga padrones de beneficiarias y beneficiarios, además de reflejar dicho enfoque en su matriz de indicadores para resultados, generará información de manera desagregada, al menos por sexo y entidad federativa.

Las dependencias y entidades con presupuesto asignado dentro del Anexo 12, que realicen estudios y generen bases de datos o levantamientos de encuestas, deberán hacer públicos sus resultados en sus portales institucionales con el propósito de poder realizar evaluaciones y análisis posteriores. Las dependencias y entidades responsables de la coordinación de los programas contenidos en el Anexo 12 del presente Decreto informarán trimestralmente a través del sistema de información desarrollado por la Secretaría, y en el Sistema de Evaluación de Desempeño en los términos y plazos establecidos en las disposiciones respectivas, sobre los aspectos presupuestarios de los programas y los resultados alcanzados en materia de mujeres e igualdad de género, medidos a través de los indicadores y sus metas contenidos en la matriz respectiva. Asimismo, se detallarán los aspectos por cada programa presupuestario, contenido en el Anexo mencionado, la población objetivo y atendida, los indicadores utilizados, la programación y el avance en el ejercicio de los recursos.

La Secretaría presentará en los Informes Trimestrales los avances financieros y programáticos que le envíe el Instituto Nacional de las Mujeres con base en la información que a éste le proporcionen las dependencias y entidades responsables de los programas a través del sistema indicado en el párrafo anterior.

El Instituto Nacional de las Mujeres remitirá el informe mencionado anteriormente a la Cámara de Diputados, a más tardar a los 30 días naturales de concluido el trimestre que corresponda. Asimismo, deberá poner dicho informe a disposición del público en general a través de su página de Internet, en la misma fecha en que se publiquen los Informes Trimestrales.

La información que se publique trimestralmente servirá para las evaluaciones que se realicen en el marco de las disposiciones aplicables.

Los ejecutores del gasto público federal promoverán programas y acciones para cumplir con el Programa y las acciones derivadas del Sistema Nacional de Prevención, Atención, Sanción y Erradicación de la Violencia contra las Mujeres y el Sistema Nacional para la Igualdad entre Mujeres y Hombres, en los términos de la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia y en la Ley General para la Igualdad entre Mujeres y Hombres, respectivamente.

Los resultados de los montos autorizados en los programas y actividades contenidas en el Anexo 12 de este Decreto se detallarán en un anexo específico dentro de la Cuenta Pública del ejercicio fiscal 2014.

La Comisión Federal de Mejora Regulatoria en conjunción con el Instituto Nacional de las Mujeres revisará las reglas de operación de los programas del Anexo 12 a fin de garantizar el cumplimiento de los objetivos de la Política Nacional para la Igualdad entre Mujeres y Hombres, en los términos de las disposiciones aplicables.

Una vez publicado el Presupuesto de Egresos en el Diario Oficial de la Federación, la Secretaría comunicará a cada dependencia y entidad con presupuesto asignado, los montos detallados por programa presupuestario y unidad responsable correspondientes al Anexo 12 del presente Decreto, informando de ello a la Cámara de Diputados.

Las menciones realizadas en el presente Decreto respecto a beneficiarios, así como a titulares y servidores públicos de los ejecutores de gasto, se entenderán referidas a las mujeres y los hombres que integren el grupo de personas correspondiente.

VI. El Ejecutivo Federal, por conducto del Instituto Mexicano de la Juventud y con el apoyo de la Secretaría, dará seguimiento a los recursos destinados a la atención de los jóvenes entre los 12 y 29 años de edad, así como de las acciones que garanticen las condiciones necesarias para su desarrollo integral, con base en los mecanismos específicos correspondientes,

Las dependencias y entidades responsables de los programas incluidos en el Anexo 16 de este Decreto, procurarán que en el diseño y ejecución de sus programas y en sus reglas de operación se considere específicamente la atención a los jóvenes, tomando en consideración sus características y necesidades, así como generar la información estadística desagregada para el grupo de edad referido en el párrafo anterior.

Asimismo, dichas dependencias y entidades deberán informar trimestralmente al Instituto Mexicano de la Juventud, a la Secretaría y a la Comisión de Juventud de la Cámara de Diputados, sobre los recursos ejercidos y las acciones, servicios y/o apoyos realizados, en beneficio de personas jóvenes, de conformidad con la Ley del Instituto Mexicano de la Juventud y demás disposiciones aplicables.

CAPÍTULO V
Del desarrollo integral de los pueblos y comunidades indígenas

Artículo 26. El ejercicio de las erogaciones para el desarrollo integral de los pueblos y comunidades indígenas a que se refiere el Anexo 9 del presente Decreto, se dirigirá al cumplimiento de las obligaciones que señala el artículo 2o, apartado B, fracciones I a IX, de la Constitución Política de los Estados Unidos Mexicanos.

Para tal efecto, de conformidad con los artículos 42, fracción VII, y 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las dependencias y entidades, al ejecutar dichas erogaciones y emitir reglas de operación, se ajustarán a lo siguiente:

I. Las disposiciones para la operación de los programas que la Administración Pública Federal desarrolle en la materia considerará la participación que, en su caso, tenga la Comisión Nacional para el Desarrollo de los Pueblos Indígenas, contando con la intervención que corresponda a su Consejo Consultivo, para facilitar el acceso de los pueblos y comunidades indígenas a sus beneficios;

II. En la ejecución de los programas se considerará la participación de los pueblos y comunidades indígenas, con base en su cultura y formas de organización tradicionales;

III. Para los municipios indígenas comprendidos entre los 200 más pobres del país, los proyectos de inversión del Programa de Infraestructura Indígena, se podrán financiar en su totalidad con recursos federales o de manera concurrente. Asimismo, se procurará atender su pleno acceso y la satisfacción de sus necesidades tales como electricidad, agua, drenaje, educación, salud, vivienda y de infraestructura para la producción de alimentos;

IV. El Ejecutivo Federal, por sí o a través de sus dependencias y entidades, podrá celebrar convenios de coordinación con los gobiernos de las entidades federativas, así como formalizar convenios de concertación de acciones con las comunidades indígenas, para proveer la mejor observancia de las previsiones del presente artículo;

V. Las reglas de operación de los programas operados por las dependencias y entidades que atiendan a la población indígena, deberán contener disposiciones que faciliten su acceso a los programas y procurarán reducir los trámites y requisitos existentes;

VI. Se dará preferencia en los programas de infraestructura a la conclusión de obras iniciadas en ejercicios anteriores, así como a las obras de mantenimiento y reconstrucción.

La Comisión de Asuntos Indígenas de la Cámara de Diputados, integrará a más tardar el 14 de febrero, un Grupo de Trabajo encargado de dar seguimiento y evaluar el ejercicio del presupuesto comprendido en el Anexo 9 Erogaciones para el Desarrollo Integral de los Pueblos y Comunidades Indígenas del presente Decreto, y

VII. Se buscará la inclusión financiera de las comunidades indígenas mediante programas de la banca de desarrollo.

CAPÍTULO VI
De la inversión pública

Artículo 27. En el presente ejercicio fiscal se faculta al Ejecutivo Federal para comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, por la cantidad señalada en el Anexo 5, inciso A de este Decreto, correspondientes a la Comisión Federal de Electricidad.

El monto autorizado correspondiente a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 5, inciso B de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo V de este Presupuesto de Egresos.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 5, inciso C de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 5, inciso D de este

Decreto y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Por lo que se refiere a los proyectos de infraestructura productiva de largo plazo de inversión condicionada, en caso de que conforme a lo dispuesto en el artículo 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en el presente ejercicio fiscal surja la obligación de adquirir los bienes en los términos del contrato respectivo, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 5, inciso E de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 5, inciso F de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo V de este Presupuesto de Egresos y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo V de este Presupuesto de Egresos.

En el último Informe Trimestral del ejercicio, adicionalmente se deberá incluir la información sobre los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; el monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información se deberá publicar en la página de Internet de la Comisión Federal de Electricidad.

Artículo 28. Los proyectos aprobados en este Presupuesto de Egresos que no cuenten con registro en la cartera de inversión, se sujetarán a lo siguiente:

I. Las entidades federativas, previa acreditación de que cuentan con la liberación del derecho de vía, así como las autorizaciones que garanticen la ejecución inmediata del proyecto, podrán presentar dichos proyectos ante el órgano o la dependencia competente según el sector, quien los remitirá a la Secretaría en un plazo máximo de 15 días hábiles, a fin de tramitar su registro en la cartera de programas y proyectos de inversión.

En caso de que se requiera subsanar uno o varios de los requisitos señalados en el artículo 34 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, dicho órgano o dependencia deberá notificar a la entidad federativa solicitante, a más tardar dentro de los 10 días hábiles siguientes a la presentación de la solicitud.

En todo caso se considerará como fecha de entrega la recepción por el órgano o dependencia primeramente mencionados, siempre y cuando la solicitud reúna los requisitos señalados o, en su caso, haya sido completada;

II. La Secretaría estará obligada a dar respuesta a las solicitudes que se le remitan dentro de un plazo no mayor a 20 días hábiles, comunicando la asignación del número del registro o las razones técnicas por las cuales no es procedente el mismo o, en su caso, solicite se precise la información;

III. Una vez que dicho proyecto cuente con registro en la cartera de programas y proyectos de inversión, se podrán realizar los trámites conducentes para efectos de la suscripción del convenio de reasignación correspondiente en términos de las disposiciones aplicables, y

IV. Los recursos reasignados a la entidad federativa estarán sujetos al cumplimiento de la normatividad federal aplicable en materia de obras públicas y servicios relacionados con las mismas, y en las demás disposiciones aplicables.

CAPÍTULO VII
De la evaluación del desempeño

Artículo 29. La evaluación de los programas a cargo de las dependencias y entidades, derivados del sistema de planeación democrática del desarrollo nacional, se sujetará a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a los lineamientos emitidos por la Secretaría, la Función Pública y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, y a las demás disposiciones aplicables, y se llevará a cabo en los términos del Programa Anual de Evaluación, que emitan, de manera conjunta, dichas instituciones.

Las dependencias y entidades responsables de los programas, deberán observar lo siguiente:

I. Actualizar las matrices de indicadores para resultados de los programas presupuestarios.

Los programas que determine la Secretaría tendrán una matriz de indicadores para resultados, en la cual estarán contenidos los objetivos, indicadores y metas de los mismos, así como su vinculación con los objetivos derivados de los programas sectoriales y metas derivadas del Plan Nacional de Desarrollo 2013-2018. Para la actualización de las matrices, se deberán considerar los avances y resultados obtenidos del monitoreo que se haga respecto del cumplimiento de las metas de los programas presupuestarios y de aquellas contenidas en los programas derivados del Plan Nacional de Desarrollo 2013-2018, de las evaluaciones realizadas conforme al programa anual de evaluación, y de los criterios y recomendaciones que en su caso emitan la Secretaría, la Función Pública y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los términos de las disposiciones aplicables. Las matrices de indicadores para resultados deberán considerar, en el caso de los programas que así lo requieran y sea factible, los enfoques transversales de equidad de género, juventud, discapacidad, y etnicidad.

Las dependencias y entidades deberán incorporar las recomendaciones de mejora a sus matrices de indicadores y hacerlas públicas en su página de Internet.

Las dependencias y entidades que tengan a su cargo programas con beneficiarios, deberán relacionarlos a un listado o padrón. A más tardar el último día hábil del mes de enero, las dependencias y entidades deberán remitir a la Función Pública una relación de esos programas y señalar para cada uno de ellos los casos en los que por razón de su naturaleza, tipo de beneficiarios, zonas geográficas atendidas, normatividad aplicable o cualquier otro criterio, éstos resulten excluyentes respecto a otros programas federales.

Las dependencias y entidades llevarán a cabo las confrontas de los padrones o listados de los programas a su cargo con el propósito de identificar, si las hubiere, las concurrencias y/o duplicidades de beneficiarios o derechohabientes y señalar si, en su caso, existe improcedencia legal de la concurrencia o duplicidad de los registros. La Función Pública podrá realizar la confronta de los padrones o listas de beneficiarios para identificar concurrencias y/o duplicidades entre programas de distintas dependencias y entidades.

Las dependencias y entidades deberán informar los resultados de la identificación de las concurrencias y/o duplicidades, así como de las acciones de depuración de los padrones de beneficiarios de sus programas a la Secretaría, y a la Función Pública a más tardar el 15 de noviembre, conforme al procedimiento que establezca el Manual de Operación del Sistema Integral de Información de Padrones de Programas Gubernamentales. Dicha información será publicada por las dependencias, entidades y la Función Pública en sus respectivas páginas de Internet.

Los resultados de los procesos de depuración, mejora o actualización de los padrones o listados serán tomados en cuenta por las dependencias y entidades para adecuar las reglas de operación de los programas correspondientes.

Las dependencias y entidades, en los programas a su cargo, deberán adecuar, cuando corresponda, las reglas o lineamientos de operación de dichos programas, a efecto de hacerlos consistentes con la información de las matrices de indicadores para resultados, como resultado de su mejora y actualización; así como de las recomendaciones de las evaluaciones;

II. El seguimiento a los avances en las metas de los indicadores se reportará en los sistemas que disponga la Secretaría, y se utilizará en las evaluaciones que se realicen;

III. La evaluación externa se realizará de acuerdo con lo establecido en el programa anual de evaluación y presentará los resultados de las evaluaciones de acuerdo con los plazos previstos en dicho programa, a la Cámara de Diputados, a la Auditoría, a la Secretaría, a la Función Pública y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán continuar y, en su caso, concluir con lo establecido en los programas anuales de evaluación de años anteriores, así como ejecutar lo relacionado con las evaluaciones para 2014;

IV. Elaborar un programa de trabajo para dar seguimiento a los principales resultados de las evaluaciones con que cuenten e integrar los aspectos que sean susceptibles de mejora en el diseño de las políticas públicas y de los programas correspondientes.

Los compromisos se formalizarán mediante instrumentos específicos, se reportarán los avances y resultados que se alcancen mediante el sistema de evaluación del desempeño y se publicarán en los términos de las disposiciones aplicables.

La información que se haya obtenido del seguimiento a los compromisos de mejora y de las evaluaciones, correspondiente a los ejercicios fiscales 2007 a 2013, se tomará en cuenta, como parte de un proceso gradual y progresivo, durante 2014 y para los procesos presupuestarios subsecuentes;

V. Cubrir el costo de las evaluaciones de los programas operados o coordinados por ellas con cargo a su presupuesto y conforme al mecanismo de pago que se determine. Las evaluaciones deberán realizarse por instituciones académicas y de investigación, personas físicas o morales especializadas en la materia u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas en los términos de las disposiciones aplicables. Asimismo, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La contratación, operación y supervisión de la evaluación externa, objetiva, imparcial, transparente e independiente, al interior de cada dependencia y entidad, se deberá realizar por una unidad administrativa ajena a la operación del programa a evaluar y al ejercicio de los recursos presupuestarios, en los términos de las disposiciones aplicables.

El total de las erogaciones que se lleven a cabo para realizar las diferentes etapas de las evaluaciones se deberá registrar de manera específica para su plena transparencia y rendición de cuentas;

VI. Publicar y dar transparencia a las evaluaciones, en los términos de las disposiciones aplicables.

Las dependencias y entidades deberán reportar el avance en el cumplimiento de las metas de los programas establecidas en las matrices de indicadores para resultados de cada programa, los resultados de las evaluaciones y el grado de cumplimiento de los compromisos de mejora derivados de las mismas, en los Informes Trimestrales que corresponda, de conformidad con las disposiciones de la Secretaría y del Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Dicha información será publicada en las respectivas páginas de Internet de las dependencias y entidades.

Por su parte, la Secretaría integrará la información relativa al avance de cumplimiento de metas, a los resultados de las evaluaciones y al seguimiento a los compromisos de mejora. Asimismo, las dependencias y entidades publicarán dicha información en su página de Internet y la integrarán a los informes correspondientes en términos de las disposiciones aplicables.

La Secretaría deberá publicar trimestralmente en Internet los avances en el cumplimiento de los aspectos que sean susceptibles de mejora que se deriven de las evaluaciones externas contempladas en los programas anuales de evaluación. Para tal efecto, la Función Pública y el Consejo Nacional para la Evaluación de la Política de Desarrollo Social, en el ámbito de sus respectivas competencias, remitirán a la Secretaría la información derivada de las evaluaciones que hayan coordinado dentro de los 15 días naturales siguientes al término del trimestre que se informa, en la forma que para tal efecto determine la Secretaría.

La Secretaría, la Función Pública y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, establecerán los modelos de términos de referencia y demás elementos particulares que se requieran para las evaluaciones y coordinarán el proceso correspondiente, de conformidad con las disposiciones aplicables y sus competencias respectivas;

VII. La Cámara de Diputados, a través de las comisiones legislativas, la Auditoría y los centros de estudios correspondientes que lo soliciten, en los términos previstos en las disposiciones aplicables, tendrán acceso a la información relativa a la matriz de indicadores para resultados de los programas, al seguimiento del avance de cumplimiento de las metas de los indicadores de los programas, y a las evaluaciones realizadas, misma que será pública y estará disponible en las respectivas páginas de Internet de las entidades o dependencias correspondientes.

La Secretaría definirá los criterios específicos a seguir al respecto y proporcionará capacitación y asistencia técnica para que las instancias de la Cámara de Diputados que lo soliciten puedan llevar a cabo directamente la operación de las consultas y la generación de los reportes que requieran, con base en la información disponible en el sistema correspondiente;

VIII. La Secretaría podrá apoyar a las entidades federativas y, por conducto de éstas, a los municipios, en materia de planeación, programación, presupuesto, contabilidad y sistemas, así como para instrumentar la evaluación del desempeño, de conformidad con los artículos 134 de la Constitución Política de los Estados Unidos Mexicanos, 85 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, 49 de la Ley de Coordinación Fiscal y 80 de la Ley General de Contabilidad Gubernamental;

IX. Implantar mecanismos para innovar y modernizar el funcionamiento organizacional y el proceso de presupuesto y gasto público, con el objeto de que la información obtenida del seguimiento del cumplimiento de las metas de los indicadores de los programas, de las evaluaciones realizadas a los programas, y del seguimiento a los resultados de éstas, se utilice gradualmente en las decisiones presupuestarias y en la gestión de los programas. Lo anterior será coordinado por la Secretaría;

X. Capacitar y coadyuvar a la especialización de los servidores públicos involucrados en las funciones de planeación, evaluación, coordinación de las políticas y programas, así como de programación y presupuesto, para impulsar una mayor calidad del gasto público con base en el presupuesto basado en resultados y la evaluación del desempeño, y

XI. Publicar en los portales de Internet de cada dependencia o entidad, para dar transparencia, a todas las evaluaciones, estudios y encuestas, que con cargo a recursos fiscales hagan las dependencias y entidades, aun cuando no sean parte del programa anual de evaluación.

TÍTULO CUARTO
DE LA OPERACIÓN DE LOS PROGRAMAS

CAPÍTULO I
Disposiciones generales

Artículo 30. Los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 24 de este Decreto. El Ejecutivo Federal por conducto de la Secretaría, podrá incluir otros programas que, por razones de su impacto social, deban sujetarse a reglas de operación:

I. Las reglas de operación de los programas federales deberán sujetarse a los siguientes criterios generales:

a) Deberán ser simples, precisas y de fácil acceso para los beneficiarios;

b) Se procurará que la ejecución de las acciones correspondientes a los programas federales que por su naturaleza así lo permitan, sea desarrollada por los órdenes de gobierno más cercanos a la población, debiendo reducir al mínimo indispensable los gastos administrativos y de operación del programa respectivo; los gobiernos municipales deberán llevar un registro de beneficiarios y realizar el seguimiento para verificar la efectividad y coadyuvar en la evaluación de las acciones;

c) Se deberán tomar en cuenta las características de las diferentes regiones socioeconómicas del país;

d) Se deberán considerar las características sociales, económicas y culturales de la población objetivo;

e) Preverán que las aportaciones acordadas se realicen oportunamente y sean ejercidas de inmediato;

f) Se promoverá una calendarización eficiente para el ejercicio de los recursos federales respectivos;

g) Se asegurará la transparencia en la distribución, aplicación y comprobación de recursos;

h) Promover los principios de igualdad, no discriminación, interés superior de la niñez y adolescencia, integridad familiar, igualdad de género, libre determinación de las comunidades indígenas, protección al medio ambiente, protección a la vida, salud e integridad de las personas, según corresponda, así como transparencia y acceso a la información, y eficiencia y eficacia de los recursos públicos, y

i) Articular las políticas públicas en materia de promoción y fomento al turismo, con la participación que corresponda a la dependencia coordinadora de sector;

II. La Cámara de Diputados, a través de la comisión ordinaria que en razón de su competencia corresponda, emitirá opinión sobre las reglas de operación publicadas por el Ejecutivo Federal en los términos del artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Dicha opinión deberá fundarse y motivarse conforme a los criterios a que se refiere el último párrafo de dicho artículo.

En caso de que las comisiones ordinarias de la Cámara de Diputados no emitan su opinión a más tardar el 31 de marzo, se entenderá como opinión favorable.

El Ejecutivo Federal, por conducto de la dependencia a cargo del programa sujeto a reglas de operación correspondiente, dará respuesta a la Cámara de Diputados en un plazo que no excederá de 30 días naturales posteriores a la recepción de la opinión respectiva, realizando las adecuaciones que procedan, y

III. Las dependencias y entidades que tengan a su cargo dichos programas deberán observar las siguientes disposiciones para fomentar la transparencia de los mismos:

a) La papelería y documentación oficial para los programas deberán incluir la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa".

Todo el gasto en comunicación social relacionado con la publicidad que se adquiera para estos programas por parte de las dependencias y entidades, así como aquél relacionado con los recursos presupuestarios federales que se transfiera a las entidades federativas, municipios y las demarcaciones territoriales del Distrito Federal, que se aplique a través de anuncios en medios electrónicos, impresos, complementarios o de cualquier otra índole, deberá señalar que se realiza con los recursos federales aprobados en este Presupuesto y restringirse a lo establecido en el artículo 18 de este Decreto;

b) En el caso de programas que no cuenten con padrón de beneficiarios deberán manejarse invariablemente mediante convocatoria abierta y, en ningún caso, se podrá etiquetar o predeterminar de manera específica recursos a determinadas personas físicas o morales u otorgarles preferencias o ventajas sobre el resto de la población objetivo;

c) Poner a disposición del público en general un medio de contacto directo, en el cual se proporcione asesoría sobre el llenado de los formatos y sobre el cumplimiento de los requisitos y trámite que deben observarse para obtener los recursos o los beneficios de los programas, y

d) Las reglas de operación, los formatos, las solicitudes y demás requisitos que se establezcan para obtener los recursos o los beneficios de los programas; los indicadores de desempeño de los programas, y los medios de contacto de las unidades responsables de los mismos deberán estar disponibles en las páginas de Internet de las dependencias y entidades.

De igual manera, queda estrictamente prohibida la utilización de los programas de apoyo para promover o inducir la afiliación de la población objetivo a determinadas asociaciones o personas morales.

Artículo 31. Las dependencias y entidades que tengan a su cargo programas sujetos a reglas de operación deberán observar las siguientes disposiciones para asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos:

I. Publicar en sus páginas de Internet los plazos de respuesta a las solicitudes que reciban. Los rechazos deberán estar fundados y motivados;

II. Tratándose de facultades concurrentes, cuando el Ejecutivo Federal por conducto de la dependencia competente y las entidades federativas decidan suscribir convenios de coordinación en términos de la Ley de Planeación, éstos deberán celebrarse a más tardar en el mes de febrero en condiciones de oportunidad y certeza para beneficio de la población objetivo. Dichos convenios especificarán como mínimo: los programas a que se refieren, las zonas dentro de la respectiva entidad federativa a que se destinarán los recursos, las aportaciones monetarias de cada parte y su calendarización.

El Gobierno Federal y los gobiernos estatales previa opinión de los Comités de Planeación para el Desarrollo o su equivalente y dentro del marco del Convenio de Coordinación respectivo, decidirán a qué orden de gobierno corresponde la ejecución de los programas de acuerdo a la naturaleza de cada uno de ellos y a las características de las zonas donde se van a aplicar los programas, para lograr el mejor desarrollo e impacto social de los mismos;

III. Brindar asesoría a los municipios para la integración de los expedientes técnicos que, en su caso, requiera el programa, especialmente a los que se encuentran en condiciones de muy alta y alta marginación, y

IV. Incluir, en los términos y plazos que disponga la Secretaría, la información sobre la cobertura de su población potencial, población objetivo y población atendida.

CAPÍTULO II
De los criterios específicos para la operación de los programas

Artículo 32. Los programas de subsidios del Ramo Administrativo 20 Desarrollo Social se destinarán, en las entidades federativas, en los términos de las disposiciones aplicables, exclusivamente a la población en condiciones de pobreza, de vulnerabilidad, rezago y de marginación, de acuerdo con los criterios de resultados que defina el Consejo Nacional de Población y a las evaluaciones del Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los programas que resulte aplicable y la Declaratoria de Zonas de Atención Prioritaria formulada por la Cámara de Diputados, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; protección social y programas asistenciales; y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas.

Para estos fines, el Ramo Administrativo 20 Desarrollo Social considera los programas establecidos en el Anexo 24 para dicho ramo.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos de las entidades federativas se impulsará el trabajo corresponsable en materia de superación de pobreza, vulnerabilidad, rezago y marginación y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno, así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios específicos y anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la Federación, las entidades federativas y municipios, y las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados.

Los convenios a que se refiere este artículo, deberán ser publicados en el Diario Oficial de la Federación y en el correspondiente medio oficial de difusión de la entidad federativa que corresponda, dentro de los 15 días hábiles siguientes a la fecha en que queden íntegramente suscritos.

A efecto de fortalecer la formulación, ejecución e instrumentación de programas, acciones e inversiones en materia de desarrollo social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades.

Cuando la Secretaría, la Función Pública o la Secretaría de Desarrollo Social, en el ámbito de sus respectivas competencias, detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de la información relativa a avances y metas alcanzadas, la Secretaría de Desarrollo Social, después de escuchar la opinión del gobierno de las entidades federativas, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a las entidades federativas, el Ejecutivo Federal convendrá con los gobiernos respectivos, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Desarrollo Social los avances de ejecución físicos y financieros.

Por lo que se refiere al Programa de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V., la Secretaría de Desarrollo Social hará del conocimiento público los nombres de los proveedores de leche de Liconsa, S.A. de C.V., en términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Artículo 33. Las reglas de operación del Programa de Desarrollo Humano Oportunidades para el ejercicio fiscal 2014, deberán considerar lo siguiente:

I. Los criterios para la inclusión de localidades en el medio rural y urbano. Las entidades federativas, en atención a los recursos de las mismas destinados a los componentes de salud y educación, podrán opinar, a través de los comités técnicos estatales, sobre dichos criterios, debiendo la Secretaría de Desarrollo Social, dar respuesta a dichas opiniones, en su caso, en un plazo no mayor de 30 días.

A más tardar el último día del mes de febrero de 2014, la Secretaría de Desarrollo Social informará a la Cámara de Diputados, la cobertura de atención de familias beneficiarias.

La Coordinación Nacional del Programa entregará a la Cámara de Diputados, el padrón de beneficiarios, el cual deberá permitir su identificación y para ello deberá contener, cuando menos, los nombres de quienes sean atendidos por el Programa, así como su localidad, municipio y entidad federativa de residencia, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y demás normativa aplicable. Los integrantes de la Cámara de Diputados serán responsables de su uso y deberán observar en lo conducente, en términos de ley, la protección de los datos personales. La Coordinación Nacional del Programa deberá actualizarlo semestralmente;

II. La metodología de focalización para la identificación, inclusión y recertificación de las familias en el programa será única para todo el país, pudiendo diferenciar entre zonas rurales y urbanas. Esta metodología deberá considerar el levantamiento de cédulas individuales de información socioeconómica a las familias;

III. Los criterios para atender la demanda de incorporación de familias tanto en localidades aún no atendidas como en localidades ya atendidas a través de un proceso de densificación. Este programa no deberá duplicar apoyos y debe limitarse a atender a la población en pobreza en los términos de la Ley General de Desarrollo Social;

IV. Las condiciones y mecanismos para otorgar el incentivo para la conclusión de la educación media superior, denominado Jóvenes con Oportunidades;

V. El esquema de operación que incluya las condiciones de la prestación de los servicios de salud y educación básica y media superior para la población beneficiaria; la producción y distribución de los suplementos alimenticios; los criterios para certificar la asistencia a estos servicios de los miembros de la familia, los montos, mecanismos y medios para la entrega de los apoyos y su periodicidad;

VI. Los criterios para certificar el cumplimiento de las obligaciones a cargo de los beneficiarios;

VII. La definición de responsabilidades de cada una de las dependencias involucradas en el programa para la certificación del cumplimiento de asistencia de las familias beneficiarias, tanto en el componente de salud como en el de educación y la entrega de los apoyos a nivel central y en las entidades federativas, así como para la ampliación y la elevación de la calidad de los servicios.

El cumplimiento de asistencia a unidades de salud y a planteles educativos, debidamente registrada, será indispensable para el otorgamiento de los respectivos apoyos. La entrega de los respectivos apoyos no podrá condicionarse al cumplimiento de otros requisitos o contraprestaciones, por lo que las reglas de operación deberán contemplar mecanismos para que se detecte y corrija la presencia de requerimientos adicionales;

VIII. Los criterios de recertificación para las familias y los criterios y mecanismos para la verificación permanente de las condiciones socioeconómicas de las familias beneficiarias, así como para atender el incremento demográfico en las localidades, y para la sustitución de bajas del padrón por incumplimiento de corresponsabilidades;

IX. Los mecanismos para promover alternativas dentro del sistema financiero para la entrega de los apoyos con oportunidad;

X. Los mecanismos para asegurar la complementariedad de acciones con otros programas; para aprovechar la información y el padrón del programa para focalizar otros subsidios complementarios y no duplicarlos, y para definir la transición de beneficiarios de otros programas federales que otorgan subsidios con el mismo objetivo de evitar duplicidad;

XI. En su caso, las propuestas que, durante el año inmediato anterior, hubiesen sido presentadas y aprobadas por el Comité Técnico de la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades con relación a la complementariedad de acciones a favor de las familias beneficiarias, y

XII. Se podrán otorgar apoyos a los adultos mayores que formen parte de hogares beneficiarios, incluyendo las condiciones, los montos, procedimientos y la corresponsabilidad en salud adecuada a su condición.

El presupuesto del Programa de Desarrollo Humano Oportunidades se distribuye conforme a lo señalado en el Anexo 26 de este Decreto. Los recursos del Programa de Desarrollo Humano Oportunidades no podrán ser traspasados a otros programas. Podrán realizarse traspasos no regularizables en las asignaciones del Programa entre las secretarías de Desarrollo Social, de Educación Pública y de Salud en los términos de las disposiciones aplicables. De lo anterior, se informará trimestralmente a la Cámara de Diputados.

El presupuesto para el componente de salud se ejercerá con base en una cuota igual por familia atendida, multiplicada por el padrón activo correspondiente, pudiendo ser ajustada, sin rebasar el presupuesto regularizable del Programa, en función de los servicios efectivamente prestados y la calidad provista en los mismos y será entregado a los proveedores de los servicios de salud, tanto de los servicios estatales de salud como del IMSS-Oportunidades y del IMSS-Régimen Ordinario u otros que puedan resultar necesarios para cumplir con los objetivos del programa.

Las secretarías de Desarrollo Social, de Educación Pública y de Salud, presentarán a la Cámara de Diputados a más tardar en abril de 2014, un informe sobre la contratación del proveedor encargado de entregar los apoyos a los beneficiarios en donde no exista infraestructura para realizar el pago directo a través de transferencia electrónica.

Artículo 34. Los programas de garantías, de reducción de costo de financiamiento, de capital de riesgo y cualquier otro esquema que promueva el acceso al financiamiento que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser implementados exclusivamente por conducto de la banca de desarrollo, de Financiera Rural y/o de fideicomisos públicos de fomento del Gobierno Federal. Dichas dependencias y entidades podrán establecer convenios de colaboración con las agencias de desarrollo de los gobiernos de las entidades federativas para la implementación de los programas.

De los recursos aprobados en este presupuesto para el programa del Fondo Nacional Emprendedor se destinará al menos el 36 por ciento a través del Fideicomiso México Emprende a programas de garantía operados por la banca de desarrollo, en un plazo no mayor a 45 días a partir de la entrada en vigor del presente Decreto, siempre que exista disponibilidad presupuestaria.

Adicionalmente, hasta el 10 por ciento de los recursos aprobados en este Presupuesto para el programa del Fondo Nacional Emprendedor, se destinará a programas que otorguen créditos subordinados operados por las instituciones señaladas en el primer párrafo de este artículo, a través del Fideicomiso México Emprende, siempre que exista disponibilidad presupuestaria.

Artículo 35. En el Anexo 10 de este Decreto se prevé la asignación de recursos para fortalecer el patrimonio de Financiera Rural, del Fondo de Capitalización e Inversión del Sector Rural (FOCIR) y del Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios (FEGA).

Artículo 36. El Programa Especial Concurrente para el Desarrollo Rural Sustentable se sujetará a los siguientes lineamientos para la distribución del gasto aprobado en este Presupuesto:

I. Deberá abarcar políticas públicas orientadas a incrementar la producción, la productividad y la competitividad agroalimentaria y pesquera del país, a la generación del empleo rural y para las actividades pesqueras y acuícolas, a promover en la población campesina y de la pesca el bienestar y su incorporación al desarrollo nacional, dando prioridad a las zonas de alta y muy alta marginación y a poblaciones indígenas.

El presupuesto para el campo procurará el abasto de alimentos y productos básicos y estratégicos a la población, promoviendo su acceso a los grupos sociales menos favorecidos y dando prioridad a la producción nacional, a que se refiere el artículo 178 de la Ley de Desarrollo Rural Sustentable.

El presupuesto dirigido al campo deberá tener las siguientes características:

a) Que permita la complementariedad de acciones con las demás dependencias y entidades de la Administración Pública Federal;

b) Que permita el desarrollo de proyectos productivos por etapas, y

c) Que se oriente prioritariamente hacia las pequeñas unidades de producción;

II. Los ramos administrativos que participan en el Programa Especial Concurrente para el Desarrollo Rural Sustentable continuarán con el sistema de rendición de cuentas sobre el destino de los recursos fiscales de los programas concurrentes, el cual incorpora los siguientes elementos: región geográfica, entidad federativa, municipio y localidad, actividad productiva, eslabón de la cadena de valor, concepto de apoyo, monto fiscal y fecha de otorgamiento, y la estratificación correspondiente;

III. Establecer como prioridades, entre otras, las siguientes:

a) Incrementar la productividad, la inocuidad y el ingreso de los productores, apoyar en el combate a la pobreza, contribuyendo con la agricultura de autoconsumo a las familias pobres que habitan principalmente en las zonas rurales;

b) Se procurará que los recursos destinados a competitividad, se orienten principalmente a las pequeñas unidades de producción, que se dedican a las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable y otros productos básicos y estratégicos.

Dichos recursos se direccionarán una vez que se cuente con la estratificación de zonas y regiones productivas del país dando prioridad a las pequeñas unidades de producción;

c) Apoyar a los productores para que apliquen las innovaciones y desarrollos tecnológicos disponibles y fortalezcan su vinculación con los centros de investigación, así como la transferencia de tecnología del país, mediante servicios de extensionismo que aseguren la incorporación del pequeño productor a las innovaciones tecnológicas que redunden en la mejora de la productividad;

d) Ampliar la oferta de bienes y servicios públicos, particularmente en materia de infraestructura, investigación y desarrollo, capacitación, extensionismo rural e información;

e) Contribuir a adaptar las actividades agropecuarias, acuícolas y pesqueras mediante acciones para prevenir, mitigar y atender los impactos del fenómeno del cambio climático, así como la oportuna prevención, administración y atención a riesgos climáticos, sanitarios y de mercado, considerando los potenciales productivos de cada región;

f) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente al aprovechamiento responsable del agua y la tierra, y

g) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente a los recursos genéticos;

IV. Coadyuvar al impulso de los mercados y a perfeccionar la información disponible para el sector;

V. Propiciar la competitividad de las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable, así como estrategias especiales para otros sistemas producto de alto impacto social;

VI. Coadyuvar al impulso de la producción primaria, de los productos básicos y estratégicos señalados en la Ley de Desarrollo Rural Sustentable, entre otros, para el aprovisionamiento de insumos básicos y apoyo a paquetes tecnológicos;

VII. Apoyar a las entidades federativas con recursos presupuestarios para la ejecución de proyectos productivos y/o estratégicos de impacto estatal o regional, de acuerdo a las prioridades y planteamientos que defina el Consejo Estatal para el Desarrollo Rural Sustentable, conforme a lo siguiente:

a) Depositarlos en los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), en los términos de los convenios de coordinación y las reglas de operación. Las ministraciones que se acuerden no rebasen al periodo marzo a agosto, en el entendido de que una vez depositada la primera aportación, para que el Gobierno Federal pueda depositar la segunda y subsecuentes, los Fideicomisos de Fomento Agropecuario del Estado (FOFAE) deben haber ejercido y pagado al menos el 70 por ciento de las aportaciones.

Las entidades federativas podrán solicitar a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, adecuaciones entre programas de ejecución a cargo de éstas, siempre y cuando se hayan cumplido las metas establecidas en los convenios respectivos, y permitan un mejor cumplimiento de los objetivos y metas de los programas en su conjunto, en el marco de las disposiciones aplicables;

b) Que las entidades federativas sean las responsables de la oportuna ejecución de los recursos, administrados por los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), constituidos de manera paritaria para este fin. Los apoyos se entregarán a los beneficiarios de acuerdo a la disponibilidad de los recursos del fondo independientemente de su origen y utilizar el pago electrónico a los beneficiarios;

c) El porcentaje máximo de apoyo sea de hasta el 50 por ciento del costo total del proyecto, con excepción de los apoyos dirigidos a productores de bajos ingresos en zonas y localidades de alta y muy alta marginación que serán conforme se establezca en las reglas de operación. En ambos casos el trámite se hará gratuito y sin costo alguno para los beneficiarios, y

d) En el caso de los subsidios a energéticos como energía eléctrica, diesel agropecuario, marino y gasolina ribereña, se beneficiará preferentemente a los productores de bajos recursos ubicados en zonas de alta y muy alta marginación de acuerdo a lo señalado en la Ley de Desarrollo Rural Sustentable. Asimismo, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá integrar un listado de beneficiarios;

VIII. Impulsar la producción y productividad en el sector mediante el fomento de proyectos integrales que consideren la tecnificación del riego y el uso de insumos (semillas, fertilizantes, biofertilizantes y prácticas agrícolas sustentables, entre otros);

IX. Promover el desarrollo regional mediante el desarrollo de clústeres agroalimentarios y agroparques que vinculen a los productores con las cadenas de valor y propicien la generación de economías de escala, incrementen la productividad y competitividad, así como un desarrollo equilibrado en las regiones norte, centro y sur-sureste del país;

X. Los recursos destinados a fortalecer el medio ambiente buscarán que se beneficie prioritariamente a los territorios ejidales, comunales y privados de los pequeños productores;

XI. Se fortalecerán las obras de tecnificación de riego para aumentar la producción y productividad, dando prioridad a las pequeñas unidades de producción;

XII. Las autoridades fiscales pondrán a disposición de las dependencias y entidades encargadas del otorgamiento de subsidios y estímulos, herramientas tecnológicas que permitan la consulta sobre el cumplimiento de la obligación contenida dentro del artículo 32-D del Código Fiscal de la Federación. En las Reglas de Operación de los Programas Federales del Ramo 08 de Secretaría de Agricultura,

Ganadería, Desarrollo Rural, Pesca y Alimentación, se deberá establecer que la consulta referida, la hará directamente ésta última dependencia y no el beneficiario;

XIII. Para el caso del Programa Integral de Desarrollo Rural, el componente de agricultura familiar, periurbana y de traspatio será destinado prioritariamente para apoyar a productores de huertos familiares de hasta 1 hectárea, y

XIV. Los incentivos al proceso de comercialización de los productos agropecuarios y pesqueros, buscarán impulsar el desarrollo de las regiones del país en donde la infraestructura para el acopio y agregación de valor es deficiente e insuficiente; asimismo, privilegiará a la población objetivo de más bajos recursos, con base en el fortalecimiento de su organización y capacitación, a través del otorgamiento de un mayor porcentaje de apoyo en los programas y componentes que instrumente la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.

Artículo 37. La ejecución y operación del Sistema de Protección Social en Salud deberá sujetarse a lo dispuesto por la Ley General de Salud, a las disposiciones reglamentarias de dicha Ley, así como a las disposiciones de carácter general o lineamientos que emitan la Secretaría de Salud o la Comisión Nacional de Protección Social en Salud.

A. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, llevará a cabo lo siguiente:

I. Difundir criterios públicos y objetivos para la definición de la población sujeta a la afiliación en el medio rural y urbano, prioritariamente a madres embarazadas y niños recién nacidos;

II. Dar a conocer semestralmente, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, la relación de municipios en los que opera el Sistema de Protección Social en Salud y el número de personas beneficiarias, en cada una de ellas por entidad federativa, así como el monto de las cuotas familiares, la cuota social y las aportaciones solidarias federal y estatal, por entidad federativa;

III. Publicar semestralmente en su página de Internet las obras e inversiones realizadas con los recursos del Fondo de Previsión Presupuestal, a que se refiere el artículo 77 bis 18 de la Ley General de Salud, y

IV. Emitir disposiciones generales o lineamientos sobre:

a) El destino de los recursos federales que se transfieran a las entidades federativas por concepto de cuota social y aportación solidaria federal, conforme a las siguientes bases:

i. Hasta el 40 por ciento, por concepto de remuneraciones del personal ya contratado directamente involucrado en la prestación de servicios de atención a los afiliados al Sistema;

ii. Hasta el 30 por ciento, por concepto de adquisición de medicamentos, material de curación y otros insumos necesarios para la prestación de servicios a los afiliados al Sistema;

iii. Al menos el 20 por ciento, para acciones de promoción, prevención y detección oportuna de enfermedades que estén contenidas en el Catálogo Universal de Servicios de Salud (CAUSES), y

iv. Hasta el 6 por ciento, para el gasto operativo y para el pago de personal administrativo del Régimen Estatal de Protección Social en Salud correspondiente a cada entidad federativa.

Sólo en casos plenamente justificados o excepcionales, la composición de dichos porcentajes podrá modificarse siempre que las características estatales o perfil de salud de la población afiliada lo ameriten, en el entendido de que dichas modificaciones deberán acreditarse y ser aprobadas por la Secretaría de Salud, y

b) El destino de los recursos federales que se transfieran a las entidades federativas para el fortalecimiento de la infraestructura médica.

B. Las entidades federativas deberán remitir la información que determine la Comisión Nacional de Protección Social en Salud, de conformidad con las disposiciones generales que para tal efecto emita.

Los anexos I, II, III y IV del Acuerdo de Coordinación a que se refiere el artículo 77 bis 6 de la Ley General de Salud, deberán firmarse, en su caso, en el primer trimestre del año fiscal. Al momento de su firma a la Comisión Nacional de Protección en Salud y las entidades federativas, les corresponderá su publicación en sus respectivas páginas de Internet. Tratándose de los anexos II, III y IV, deberán ser publicados en el Diario Oficial de la Federación, a través de la Secretaría de Salud.

Las disposiciones consideradas en la fracción IV de este artículo deberán formar parte del anexo IV de dicho Acuerdo de Coordinación.

La Secretaría de Salud coordinará y centralizará el proceso de licitación y adquisición de medicamentos y demás insumos en materia de salud sexual y reproductiva contenidos en el Catálogo Universal de Servicios de Salud vigente, transfiriéndolos a las entidades federativas en especie de acuerdo a sus necesidades poblacionales respectivas y conforme a los lineamientos que para tal efecto emitan la secretarías de Salud y de Hacienda y Crédito Público, en el ámbito de sus respectivas competencias.

El Consejo Nacional de Evaluación de la Política de Desarrollo Social normará la evaluación del Sistema de Protección Social en Salud, de conformidad con lo establecido en la Ley General de Desarrollo Social.

Artículo 38. La Comisión Nacional de Cultura Física y Deporte, podrá otorgar subsidios a las asociaciones deportivas nacionales y demás instituciones y organismos públicos, siempre y cuando cumplan con la Ley General de Cultura Física y Deporte y su Reglamento, con el Programa Nacional de Cultura Física y Deporte y con las reglas de operación de dicha Comisión.

Artículo 39. Los recursos federales que se asignan en este Presupuesto de Egresos para el Fondo Metropolitano se distribuyen entre las zonas metropolitanas conforme a la asignación que se presenta en el Anexo 19 de este Decreto y se deberán aplicar, evaluar, rendir cuentas y transparentar en los términos de las disposiciones aplicables.

Los recursos del Fondo Metropolitano se destinarán prioritariamente a estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos, en proceso, o para completar el financiamiento de aquéllos que no hubiesen contado con los recursos necesarios para su ejecución; los cuales demuestren ser viables y sustentables, orientados a promover la adecuada planeación del desarrollo regional, urbano y del ordenamiento del territorio para impulsar la competitividad económica, la sustentabilidad y las capacidades productivas de las zonas metropolitanas, coadyuvar a su viabilidad y a mitigar su vulnerabilidad o riesgos por fenómenos naturales, ambientales y los propiciados por la dinámica demográfica y económica, así como a la consolidación urbana y al aprovechamiento óptimo de las ventajas competitivas de funcionamiento regional, urbano y económico del espacio territorial de las zonas metropolitanas.

Los estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento a los que se destinen los recursos federales del Fondo Metropolitano deberán estar relacionados directamente o ser resultado de la planeación del desarrollo regional y urbano, así como de los programas de ordenamiento de los asentamientos humanos en el territorio y los programas ya establecidos para la movilidad no motorizada, por lo que deberán guardar congruencia con el Plan Nacional de Desarrollo 2013-2018 y con los programas en materia de desarrollo regional y urbano que se deriven del mismo, además de estar alineados con los planes estatales y municipales de desarrollo urbano y de los municipios comprendidos en la respectiva zona metropolitana.

Las decisiones sobre la asignación y aplicación de los recursos del Fondo Metropolitano las tomarán los gobiernos de los estados a través de su Consejo de Desarrollo Metropolitano y deberán sujetarse para su financiamiento a criterios objetivos de evaluación de costo y beneficio, así como de impacto metropolitano, económico, social y ambiental, de acuerdo con las disposiciones del Fondo Metropolitano y las demás aplicables, tomando en cuenta la movilidad no motorizada considerada en estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos o en proceso.

Para coadyuvar en la asignación, aplicación, seguimiento, evaluación, rendición de cuentas y transparencia de los recursos del Fondo Metropolitano, cada zona metropolitana deberá contar con un Consejo para el Desarrollo Metropolitano o un órgano equivalente que tendrá carácter estatal, donde las entidades federativas determinarán los mecanismos de participación de los municipios y un fideicomiso de administración e inversión, en los términos que se establezcan en este artículo, en las disposiciones del Fondo Metropolitano y en las demás aplicables.

El Consejo para el Desarrollo Metropolitano, o su equivalente, estará presidido por el gobernador o gobernadores e integrado por el presidente municipal o presidentes municipales y, en su caso, jefes delegacionales, del territorio que integra la zona metropolitana, así como por los representantes que señalen las disposiciones del Fondo Metropolitano. En el caso de zonas metropolitanas en territorio de dos o más entidades federativas la presidencia será rotativa y con duración de por lo menos un año, pudiendo acordar el establecimiento de una presidencia conjunta, en cuyo caso no tendrá término de duración.

Dicho Consejo deberá quedar instalado a más tardar el tercer mes del año de ejercicio, salvo cuando se trate del inicio de un nuevo mandato de gobierno estatal, en cuyo caso dispondrá de hasta 30 días naturales contados a partir de la fecha de toma de posesión del cargo.

El Consejo referido en los dos párrafos anteriores o su equivalente, deberá asignar los recursos del Fondo Metropolitano exclusivamente a programas, obras y proyectos basados en un plan de orden metropolitano, acordado por el Consejo para el Desarrollo Metropolitano de la respectiva zona metropolitana, conforme a lo dispuesto en este artículo, y remitir trimestralmente el informe del destino y aplicación de los recursos, del avance físico y financiero y de la evaluación de los resultados alcanzados y el impacto urbano, económico y social a la Secretaría, así como a la Cámara de Diputados, en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las demás disposiciones legales aplicables al Fondo Metropolitano.

Respecto de los recursos del Fondo Metropolitano, se procederá en los términos de las disposiciones aplicables para imponer o promover las sanciones que correspondan cuando las entidades federativas no hayan entregado la información a que se refiere el párrafo anterior.

Los Consejos Metropolitanos remitirán, trimestralmente y desglosada, a la Cámara de Diputados, la información en la que se autoriza la asignación de recursos del Fondo Metropolitano, misma que estará disponible en el portal de Internet de las entidades federativas que conforman cada zona metropolitana, debiendo ésta actualizarla con la misma periodicidad.

Las Zonas Metropolitanas donde se asignen recursos del Fondo Metropolitano podrán aplicar parte de los recursos a la realización de un Plan de Desarrollo Metropolitano de mediano y largo plazo, así como a planes de movilidad no motorizada, el cual será valorado por los Consejos Metropolitanos de acuerdo a los términos que establezcan dichos Consejos, a las Reglas de Operación del Fondo Metropolitano y en las demás disposiciones aplicables.

Artículo 40. La Secretaría de Educación Pública será responsable de emitir las reglas de operación de los programas sujetos a las mismas, de acuerdo a lo dispuesto en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales contendrán, entre otras reglas, las siguientes:

I. Los recursos destinados a programas educativos deberán ser ejercidos exclusivamente por las autoridades educativas, tanto federales como estatales;

II. Las instituciones educativas contarán con un listado exhaustivo que contenga el personal comisionado a actividades sindicales. La Secretaría de Educación Pública enviará dichos listados a la Cámara de Diputados, y

III. En ningún caso podrán existir nóminas o partidas confidenciales. Los recursos públicos otorgados a las instituciones educativas que sean usados para el pago de nóminas deberán ejercerse en el marco de la transparencia y rendición de cuentas, por lo que los beneficiarios de dichos programas deberán reportar a la Secretaría de Educación Pública los montos pagados a cada trabajador.

La Secretaría de Educación Pública, antes del último día hábil del mes de enero, emitirá las convocatorias para el concurso de los diversos fondos aprobados, respecto a los programas a que se refiere este artículo, con la excepción de los que estén sujetos a los calendarios escolares específicos.

Artículo 41. Los programas destinados a educación media superior y superior, sujetos a reglas de operación, deberán contener las siguientes disposiciones:

I. La Secretaría de Educación Pública al diseñar los programas deberá enviar a la Cámara de Diputados un informe sobre cómo dichos programas disminuirán los rezagos de cobertura y absorción en educación media superior y superior en las diversas regiones del país;

II. Las entidades federativas deberán enviar, de manera trimestral, informes tanto a la Cámara de Diputados, como a la Secretaría de Educación Pública, sobre la aplicación de fondos para la operación de los subsistemas de educación media superior y superior;

III. Las instituciones públicas de educación superior estarán obligadas a la práctica de auditoría externa de su matrícula, debiendo enviar los resultados de ésta, así como un informe semestral específico sobre la ampliación de la misma, tanto a la Cámara de Diputados como a la Secretaría de Educación Pública, y

IV. Las instituciones públicas federales y estatales de educación media superior y superior pondrán a disposición de la sociedad la información sobre la aplicación y uso de los recursos recibidos a través de este Presupuesto de Egresos. En el marco de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y, en su caso, la ley local respectiva, las instituciones incorporarán en su página de Internet la información relacionada con los proyectos y los montos autorizados. En particular, el registro, la asignación, los avances técnicos, académicos o ambos, y el seguimiento del ejercicio de recursos, manteniendo la información actualizada con periodicidad trimestral.

La información a que se refiere este artículo deberá estar disponible de manera permanente y actualizada en la página de Internet de la Secretaría de Educación Pública, la cual deberá enviar dicha información a la Secretaría de manera trimestral.

TÍTULO QUINTO
OTRAS DISPOSICIONES PARA EL EJERCICIO FISCAL

CAPÍTULO ÚNICO

Artículo 42. Con el objeto de impulsar la cultura del pago por suministro de agua en bloque en los Distritos de Riego y mejorar la infraestructura de riego, el Ejecutivo Federal, a través de la Comisión Nacional del Agua, devolverá a los Distritos de Riego que estén al corriente en sus pagos, un importe de recursos equivalente a las cuotas que se generen en el presente ejercicio fiscal, los cuales se destinarán en un 65 por ciento a la conservación y mantenimiento de los canales y drenes menores; 25 por ciento a la conservación de la red mayor, canales y drenes principales; 8 por ciento al mantenimiento de las obras de cabeza, y 2 por ciento a la supervisión y gasto de operación.

Artículo 43. Los programas de la Secretaría de Educación Pública, destinados a fomentar la expansión de la oferta educativa de los niveles Media Superior y Superior, establecerán mecanismos que permitan disminuir el rezago en el índice de cobertura en aquellas entidades federativas que estén por debajo del promedio nacional.

La Secretaría de Educación Pública deberá informar a la Cámara de Diputados, sobre la estructura de los programas destinados a fomentar la expansión de la oferta educativa a los que hace referencia el párrafo anterior, su distribución y metas de mediano y largo plazo, a más tardar el 31 de marzo.

Los recursos federales que reciban las universidades e instituciones públicas de educación media superior y superior, incluyendo subsidios, estarán sujetos a la fiscalización que realice la Auditoría en términos de lo establecido en la Ley de Fiscalización y Rendición de Cuentas de la Federación, y se rendirá cuenta sobre el ejercicio de los mismos en los términos de las disposiciones aplicables, detallando la información siguiente:

I. Los programas a los que se destinen los recursos y el cumplimiento de las metas correspondientes;

II. El costo de nómina del personal docente, no docente, administrativo y manual, identificando las distintas categorías y los tabuladores de remuneraciones por puesto, responsabilidad laboral y su lugar de ubicación;

III. Desglose del gasto corriente destinado a su operación;

IV. Los estados de situación financiera, analítico, así como el de origen y aplicación de recursos públicos federales, y

V. La información sobre matrícula de inicio y fin de cada ciclo escolar.

De conformidad con la Ley General de Contabilidad Gubernamental, así como con los lineamientos que emita en la materia el Consejo Nacional de Armonización Contable, las universidades e instituciones públicas de educación media superior y superior llevarán el registro y la fiscalización de los activos, pasivos corrientes y contingentes, ingresos, gastos y patrimonio.

Las universidades e instituciones públicas de educación media superior y superior a que se refiere este artículo entregarán a la Secretaría de Educación Pública la información señalada en el mismo, a más tardar el día 15 de los meses de abril, julio y octubre de 2014 y 15 de enero de 2015. Dicha Secretaría entregará esta información a la Cámara de Diputados y la publicará en su página de Internet, a más tardar a los 30 días naturales posteriores al periodo correspondiente.

Las autoridades correspondientes para aplicar dichos recursos verificarán que el personal de cada una de las universidades e instituciones de educación media superior y superior públicas, cumplan con sus obligaciones en términos de los contratos laborales correspondientes realizándose, en su caso, la compulsa entre las nóminas y los registros de asistencia.

La Secretaría de Educación Pública enviará la información a que se refiere este artículo a la Secretaría dentro de los 10 días hábiles posteriores a que aquélla la reciba.

Artículo 44. Las sanciones económicas que, en su caso, aplique el Instituto Federal Electoral derivado del régimen disciplinario de los partidos políticos durante 2014, serán concentradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados en los términos de las disposiciones aplicables al Ramo 38 para el Consejo Nacional de Ciencia y Tecnología y los Centros Públicos de Investigación y deberán destinarse a actividades sustantivas y proyectos científicos; dichos recursos no podrán ejercerse en servicios personales y su ejercicio y destino deberá reportarse en los Informes Trimestrales.

Asimismo, los recursos a que se refiere el párrafo séptimo del artículo 1° de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014, serán aplicados en los proyectos y programas de ciencia y tecnología establecidos en el presente Decreto, incluyendo los relativos a la materia de hidrocarburos.

Artículo 45. El Ejecutivo Federal, por conducto de la Secretaría, con la participación que corresponda al Consejo Nacional de Armonización Contable, establecerá los términos y condiciones para la distribución del fondo previsto en este Presupuesto de Egresos, para el otorgamiento de subsidios a las entidades federativas y a los municipios para la capacitación y profesionalización de las unidades administrativas competentes en materia de contabilidad gubernamental, así como para la modernización de tecnologías de la información y comunicaciones que permitan el cumplimiento de la armonización contable de los tres órdenes de gobierno conforme a lo dispuesto en la Ley General de Contabilidad Gubernamental.

Las disposiciones a que se refiere el párrafo anterior deberán ser publicadas en el Diario Oficial de la Federación, a más tardar dentro del primer trimestre del año.

El Consejo Nacional de Armonización Contable, a más tardar el último día hábil de octubre, deberá publicar en su página de Internet un reporte especial sobre la aplicación de los recursos del fondo a que hace referencia el presente artículo; así como publicar durante el último trimestre del año:

I. El monto de los subsidios otorgados a cada una de las entidades federativas y municipios;

II. El tipo y alcances de los subsidios federales otorgados, y

III. Los avances y resultados reportados por las entidades federativas y municipios.

TRANSITORIOS

PRIMERO. El presente Decreto entrará en vigor el primero de enero del año 2014.

SEGUNDO. Las disposiciones administrativas emitidas con base en lo dispuesto en los Decretos de Presupuesto de Egresos de la Federación de ejercicios fiscales anteriores, que se encuentren vigentes hasta antes de la entrada en vigor del presente Decreto, continuarán aplicándose en lo que no se opongan a éste, hasta en tanto no se emitan nuevas disposiciones administrativas que las reformen o abroguen.

TERCERO. Se faculta al Ejecutivo Federal, a través de la Secretaría, para que emita las autorizaciones que correspondan, a efecto de realizar los traspasos de recursos humanos, financieros y materiales, incluyendo bienes muebles e inmuebles, que sean necesarios como consecuencia de reformas jurídicas que tengan por objeto la creación o modificación, de cualquier dependencia, entidad o ente autónomo, reportando las mismas en los Informes Trimestrales.

CUARTO. El Programa Pensión para Adultos Mayores continuará operando en tanto se implemente la Pensión Universal en términos de las disposiciones legales aplicables. Dicho programa dispondrá de recursos por $42,225'520,621, con los cuales deberá atender a adultos mayores de 65 años en los términos que señalen sus reglas de operación. Los recursos del Programa no podrán ser traspasados a otros programas, se ejercerán hasta agotar su disponibilidad y deberán ser traspasados en su totalidad a la Pensión Universal una vez que ésta se encuentre en operación.

QUINTO. De las erogaciones previstas para la creación de la Gendarmería Nacional en el Ramo Administrativo 04 Gobernación se podrá destinar hasta el 25 por ciento para la creación de plazas. La Secretaría de Gobernación informará a la Cámara de Diputados sobre los avances en la creación de dicha Gendarmería, a más tardar el último día hábil de junio.

SEXTO. Para atender y mitigar los daños causados por los fenómenos hidrometeorológicos en el Estado de Guerrero, se aprueban $7,000,000,000.00, para la creación de una reserva especial en el Fideicomiso Fondo de Desastres Naturales (FONDEN), con el objetivo de procurar la oportuna asignación y aplicación de recursos prioritarios para financiar la reconstrucción de la infraestructura federal y estatal en el territorio de dicha entidad federativa, de acuerdo con las obras y acciones autorizadas por el Comité Técnico del Fideicomiso FONDEN y la normativa específica que para tal efecto emita la Secretaría.

Asimismo, durante el ejercicio fiscal 2014, el Ejecutivo Federal, a través de la banca de desarrollo y con el objeto de fortalecer la infraestructura pública en el Estado de Guerrero y sur del país, elaborará estudios de preinversión y, en su caso, realizará proyectos ejecutivos, entre los cuales deben considerarse los siguientes:

1. El desarrollo logístico e industrial del Puerto Balsas (Costa Grande, Guerrero) - Puerto Lázaro Cárdenas (Michoacán).

2. La autopista Intercostera que conecte Michoacán en la Autopista Siglo XXI (Zihuatanejo – Acapulco – Salina Cruz), hasta Puerto Chiapas.

3. La autopista Puebla - Tlapa- Marquelia (Montaña, Costa Chica, Guerrero).

4. Mejorar accesos y libramientos de la Autopista del Sol desde la Ciudad de México y Cuernavaca, Morelos, Chilpancingo y Acapulco.

5. Construcción de un proyecto hidroeléctrico en el Río Papagayo.

6. Modernizar la infraestructura del puerto de Acapulco.

7. Modernización de los distritos de riego de la región de Tierra caliente y la zona norte (Guerrero).

8. Corredor logístico Salina Cruz – Coatzacoalcos.

9. Camino Filo Mayor en la Sierra de Guerrero.

SÉPTIMO. Los poderes Legislativo, Ejecutivo y Judicial, así como los entes autónomos, deberán presentar a la Cámara de Diputados, a más tardar el último día hábil de julio, un diagnóstico sobre la estructura orgánica con la que cuentan, considerando las funciones sustantivas y administrativas de su personal a partir del nivel de dirección de área u homólogos según corresponda, con la finalidad de identificar aquellas plazas que pudieran resultar redundantes o ineficientes. El diagnóstico deberá incluir las propuestas y acciones a emprender por cada Poder y ente autónomo, para hacer más eficiente su organización y procesos internos.

OCTAVO. Los recursos previstos en el Ramo General 23 Provisiones Salariales y Económicas de este Decreto por $5,000,000,000.00, para la implementación del Sistema de Justicia Penal en las entidades federativas, se sujetarán a los lineamientos que para tal efecto emita la Secretaría en el mes de enero, a través de los cuales se establecerán los requisitos y procedimientos para que las entidades federativas puedan acceder a los recursos asignados en este Presupuesto de Egresos, así como los mecanismos financieros que, en su caso, permitan potenciar dichos recursos.

NOVENO. El Ejecutivo Federal, a través de las secretarías de Gobernación y de Hacienda y Crédito Público, deberá realizar una revisión integral de las normas administrativas que regulan a los Instrumentos Financieros de Gestión de Riesgos, incluyendo al Fondo de Desastres Naturales, a que se refiere la Ley General de Protección Civil, con la finalidad de mejorar la eficiencia y eficacia en la aplicación de los recursos de dichos instrumentos.

El resultado de la revisión deberá ser enviado a la Comisión de la Cámara de Diputados que corresponda, a más tardar el último día hábil del primer trimestre de 2014, para que ésta emita su opinión y, en su caso, las observaciones que considere procedentes.

DÉCIMO. El programa de Inclusión y Alfabetización Digital previsto en el Anexo 17 del presente Decreto, preverá la entrega de equipos de cómputo para alumnos de educación primaria y los esquemas que permitan el aseguramiento de dichos equipos.

DÉCIMO PRIMERO. La información sobre los padrones de beneficiarios a la que hace referencia el artículo 7, fracción XI, de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, deberá estar disponible en formato electrónico de texto modificable de base de datos.

DÉCIMO SEGUNDO. En el Anexo 19 de este Presupuesto de Egresos se prevé la cantidad de $3,000,000,000.00, para la constitución del Fondo para Fronteras, el cual tendrá por objeto el otorgamiento de subsidios para contribuir al desarrollo económico de las entidades federativas en cuyo territorio se encuentren las líneas divisorias internacionales del norte y sur del país. El ejercicio de los recursos de dicho Fondo estará sujeto a los lineamientos que para tal efecto emita la Secretaría, dentro del primer trimestre de 2014.

DÉCIMO TERCERO. El Anexo 19 de este Presupuesto de Egresos incluye la cantidad de $500,000,000.00, para la constitución del Fondo del Sur-Sureste, el cual tendrá por objeto el otorgamiento de subsidios para sufragar total o parcialmente el costo de la elaboración de estudios, programas y/o proyectos de inversión en infraestructura y equipamiento para el desarrollo de las entidades federativas que conforman dicha región. El ejercicio de los recursos de dicho Fondo estará sujeto a los lineamientos que para tal efecto emita la Secretaría, dentro del primer trimestre de 2014.

DÉCIMO CUARTO. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, deberá formular el Programa Nacional de la Agroindustria de la Caña de Azúcar, conforme al artículo 8 de la Ley de Desarrollo Sustentable de la Caña de Azúcar, mismo que incluirá, entre otros, el fomento de la diversificación y el desarrollo tecnológico.

DÉCIMO QUINTO.- La Comisión Nacional para el Desarrollo de los Pueblos Indígenas deberá informar a la Cámara de Diputados, a más tardar el último día hábil del mes de marzo, sobre los programas y acciones que atiendan a los pueblos y comunidades afromexicanas.

ANEXO 1. GASTO NETO TOTAL (pesos)

A: RAMOS AUTÓNOMOS			**78,784,090,949**
Gasto Programable			
	01	Poder Legislativo	12,381,688,301
		Cámara de Senadores	3,722,428,466
		Cámara de Diputados	6,795,524,255
		Auditoría Superior de la Federación	1,863,735,580
	03	Poder Judicial	50,241,566,172
		Suprema Corte de Justicia de la Nación	4,553,898,691
		Consejo de la Judicatura Federal	43,199,052,003
		Tribunal Electoral del Poder Judicial de la Federación	2,488,615,478
	22	Instituto Federal Electoral	11,833,978,178
	35	Comisión Nacional de los Derechos Humanos	1,416,381,046
	41	Comisión Federal de Competencia Económica	297,126,371
	42	Instituto Nacional para la Evaluación de la Educación	613,350,881
	43	Instituto Federal de Telecomunicaciones	2,000,000,000
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA			
		Instituto Nacional de Estadística y Geografía	7,839,972,647
RAMO: 32 Tribunal Federal de Justicia Fiscal y Administrativa			
		Tribunal Federal de Justicia Fiscal y Administrativa	2,226,881,319
B: RAMOS ADMINISTRATIVOS			**1,131,486,031,191**
Gasto Programable			
	02	Oficina de la Presidencia de la República	2,200,521,844
	04	Gobernación	75,003,300,371
	05	Relaciones Exteriores	7,532,481,803
	06	Hacienda y Crédito Público	41,882,330,182
	07	Defensa Nacional	65,236,949,977
	08	Agricultura, Ganaderia, Desarrollo Rural, Pesca y Alimentación	82,900,445,356
	09	Comunicaciones y Transportes	118,832,379,900
	10	Economía	21,183,713,493
	11	Educación Pública	292,548,777,245
	12	Salud	130,264,761,743
	13	Marina	24,602,681,183
	14	Trabajo y Previsión Social	4,903,502,940
	15	Desarrollo Agrario, Territorial y Urbano	26,590,502,424
	16	Medio Ambiente y Recursos Naturales	66,227,588,237
	17	Procuraduría General de la República	17,288,262,206
	18	Energía	3,294,173,325
	20	Desarrollo Social	111,211,236,932
	21	Turismo	6,053,174,957

	27	Función Pública	1,478,429,368
	31	Tribunales Agrarios	1,035,066,143
	37	Consejería Jurídica del Ejecutivo Federal	129,427,428
	38	Consejo Nacional de Ciencia y Tecnología	31,086,324,134
C: RAMOS GENERALES			**2,113,921,809,124**
Gasto Programable			
	19	Aportaciones a Seguridad Social	485,720,346,250
	23	Provisiones Salariales y Económicas	122,956,689,588
	25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	47,093,171,409
	33	Aportaciones Federales para Entidades Federativas y Municipios	545,578,452,387
Gasto No Programable			
	24	Deuda Pública	307,646,100,000
	28	Participaciones a Entidades Federativas y Municipios	577,638,648,790
	29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
	30	Adeudos de Ejercicios Fiscales Anteriores	15,550,200,000
	34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	11,738,200,700
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO			**1,571,142,262,782**
Gasto Programable			
	GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	205,458,619,771
	GYR	Instituto Mexicano del Seguro Social	476,960,996,089
	TOQ	Comisión Federal de Electricidad	306,065,799,227
	TZZ	Petróleos Mexicanos (Consolidado)	521,676,229,238
Gasto No Programable			
		Costo Financiero, que se distribuye para erogaciones de:	60,980,618,457
	TOQ	Comisión Federal de Electricidad	15,419,600,000
	TZZ	Petróleos Mexicanos (Consolidado)	45,561,018,457
Neteo: Resta de: a) aportaciones ISSSTE del Gobierno Federal; b) subsidios y transferencias a las entidades de control directo en la Administración Pública Federal			**438,175,248,012**
GASTO NETO TOTAL			**4,467,225,800,000**

ANEXO 2. GASTOS OBLIGATORIOS (millones de pesos)

Previsiones para Gastos Obligatorios	**3,055,936.3**

ANEXO 3. EROGACIONES PLURIANUALES PARA PROYECTOS DE INFRAESTRUCTURA (millones de pesos)

	2014
INFRAESTRUCTURA CARRETERA	**972.3**
REGIÓN NOROESTE	**233.6**
Puertecitos-Laguna de Chapala	233.6
REGIÓN OCCIDENTE-NORESTE	**142.8**
Durango-Fresnillo	142.8
REGIÓN SUR SUROESTE	**595.8**
Acapulco-Zihuatanejo	595.8
INFRAESTRUCTURA HIDRÁULICA	**2,174.7**
Túnel Emisor Oriente (TEO)	1,088.2
Presa El Zapotillo	1,086.5
INFRAESTRUCTURA TURÍSTICA	**583.1**
CIP Costa del Pacífico	583.1
TOTAL	**3,730.1**

ANEXO 4. COMPROMISOS PLURIANUALES (millones de pesos)

Dependencias y Entidades (Recursos Fiscales)	40,190.5
Entidades de Control Directo	339,268.0

ANEXO 4.A. PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA (millones de pesos)

	Monto Total de Inversión	Asignación 2014
INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO	**956.3**	**0.0**
Construcción y operación del nuevo Hospital General Dr. Gonzalo Castañeda, D.F.	956.3	0.0
TOTAL	**956.3**	**-**

ANEXO 5. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO (pesos)

5.A. MONTO AUTORIZADO PARA NUEVOS PROYECTOS

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	23,160,211,200	0	23,160,211,200

5.B. MONTO AUTORIZADO PARA PROYECTOS APROBADOS EN EJERCICIOS FISCALES ANTERIORES DE INVERSIÓN DIRECTA E INVERSIÓN CONDICIONADA

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	357,115,723,619	202,342,847,967	559,458,571,586

5.C. MONTO AUTORIZADO PARA PROYECTOS APROBADOS PARA EJERCICIOS FISCALES ANTERIORES Y PARA NUEVOS PROYECTOS

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	380,275,934,819	202,342,847,967	582,618,782,786

5.D. MONTO COMPROMETIDO DE PROYECTOS DE INVERSIÓN DIRECTA AUTORIZADOS EN EJERCICIOS FISCALES ANTERIORES

	Monto Autorizado	Monto Contratado	Monto Comprometido
Comisión Federal de Electricidad	272,814,616,823	216,461,489,649	185,883,605,698

5.E. MONTO MÁXIMO DE COMPROMISO DE PROYECTOS DE INVERSIÓN CONDICIONADA AUTORIZADOS EN EJERCICIOS FISCALES ANTERIORES

	Monto Autorizado	Monto Contratado	Máximo Comprometido
Comisión Federal de Electricidad	111,657,439,188	94,482,291,846	75,087,735,984

5.F. PREVISIONES PARA PAGO DE AMORTIZACIONES Y COSTO FINANCIERO DE PROYECTOS DE INVERSIÓN DIRECTA

	Inversión Física (Amortizaciones)	Costo Financiero	Suma
Comisión Federal de Electricidad	16,748,149,326	7,658,751,021	24,406,900,347

Nota: Para estos anexos los totales pueden no sumar respecto al total debido al redondeo

ANEXO 6. PREVISIONES SALARIALES Y ECONÓMICAS (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
		I	II	III	
Ramos Administrativos					
02	Oficina de la Presidencia de la República	19,277,121	10,000,000	1,468,808	30,745,929
04	Gobernación	739,206,975	45,000,000	143,126,441	927,333,416
05	Relaciones Exteriores	33,613,347	10,000,000	5,467,823	49,081,170
06	Hacienda y Crédito Público	431,069,349	225,000,000	56,047,031	712,116,380
07	Defensa Nacional	1,032,766,071	57,100,000	0	1,089,866,071
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y	176,342,904	50,000,000	48,142,703	274,485,607

	Alimentación				
09	Comunicaciones y Transportes	155,492,166	57,000,000	53,278,802	265,770,968
10	Economía	67,916,235	40,000,000	15,462,582	123,378,817
11	Educación Pública	2,021,575,710	40,000,000	1,123,235,760	3,184,811,470
12	Salud	567,371,019	20,000,000	109,820,360	697,191,379
13	Marina	247,934,745	15,000,000	113,806,126	376,740,871
14	Trabajo y Previsión Social	47,556,720	60,000,000	10,100,131	117,656,851
15	Desarrollo Agrario, Territorial y Urbano	41,625,942	25,000,000	10,614,010	77,239,952
16	Medio Ambiente y Recursos Naturales	170,493,699	15,000,000	53,232,274	238,725,973
17	Procuraduría General de la República	303,819,060	29,000,000	12,190,021	345,009,081
18	Energía	41,254,918	137,600,000	1,952,079	180,806,997
20	Desarrollo Social	49,337,967	98,400,000	11,758,804	159,496,771
21	Turismo	19,529,003	125,000,000	4,259,897	148,788,900
27	Función Pública	32,563,851	0	1,500,969	34,064,820
31	Tribunales Agrarios	16,182,093	0	2,891,157	19,073,250
37	Consejería Jurídica del Ejecutivo Federal	3,181,905	0	32,163	3,214,068
38	Consejo Nacional de Ciencia y Tecnología	93,077,214	550,000,000	30,019,130	673,096,344

ANEXO 6.1. PODERES Y ENTES AUTÓNOMOS (pesos)

	Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
	I	II	III	
Ramos Autónomos				
Poder Legislativo	155,377,512	0	4,440,774	159,818,286
Poder Judicial	1,310,156,835	2,095,521,028	0	3,405,677,863
Instituto Federal Electoral	125,163,739	0	7,417,285	132,581,024
Comisión Nacional de los Derechos Humanos	0	0	5,377,635	5,377,635
Comisión Federal de Competencia Económica	3,945,084	0	110,786	4,055,870
Instituto Nacional para la Evaluación de la Educación	2,321,217	0	103,639	2,424,856
Instituto Federal de Telecomunicaciones	8,485,443	0	425,275	8,910,718
Información Nacional Estadística y Geografía				
Instituto Nacional de Estadística y Geografía	63,142,813	0	0	63,142,813
Tribunal Federal de Justicia Fiscal y Administrativa				
Tribunal Federal de Justicia Fiscal y Administrativa	19,510,642	0	839,470	20,350,112

ANEXO 7. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES (pesos)

	Monto
Costo financiero de la deuda del Gobierno Federal incluido en el ramo general 24 Deuda Pública	307,646,100,000
Costo financiero de la deuda de las entidades incluidas en el Anexo 1.D de este Decreto	60,980,618,457
Erogaciones incluidas en el ramo general 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
Erogaciones incluidas en el ramo general 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	11,738,200,700
Obligaciones incurridas a través de los programas de apoyo a deudores	1,934,700,700
Obligaciones surgidas de los programas de apoyo a ahorradores	9,803,500,000
Total	**380,364,919,157**

ANEXO 8. MONTOS MÁXIMOS DE ADJUDICACIÓN MEDIANTE PROCEDIMIENTO DE ADJUDICACIÓN DIRECTA Y DE INVITACIÓN A CUANDO MENOS TRES PERSONAS, ESTABLECIDOS EN MILES DE PESOS, SIN CONSIDERAR EL IMPUESTO AL VALOR AGREGADO:

Adquisiciones, Arrendamientos y Servicios			
Presupuesto autorizado de adquisiciones, arrendamientos y servicios		Monto máximo total de cada operación que podrá adjudicarse directamente	Monto máximo total de cada operación que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades
	15,000	147	504
15,000	30,000	168	725
30,000	50,000	189	945
50,000	100,000	210	1,166
100,000	150,000	231	1,391
150,000	250,000	263	1,680
250,000	350,000	284	1,890
350,000	450,000	305	2,006
450,000	600,000	326	2,226
600,000	750,000	336	2,342
750,000	1,000,000	368	2,562
1,000,000		389	2,678

Obras Públicas y Servicios Relacionados con las Mismas					
Presupuesto autorizado para realizar obras públicas y servicios relacionados con las mismas		Monto máximo total de cada obra pública que podrá adjudicarse directamente	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse directamente	Monto máximo total de cada obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades
	15,000	226	111	2,006	1,559
15,000	30,000	278	142	2,226	1,670
30,000	50,000	336	168	2,562	2,006
50,000	100,000	389	194	3,119	2,336
100,000	150,000	446	226	3,675	2,783
150,000	250,000	504	252	4,232	3,339
250,000	350,000	614	305	4,904	3,675
350,000	450,000	667	336	5,345	4,006
450,000	600,000	782	389	6,353	4,788
600,000	750,000	893	446	7,235	5,460
750,000	1,000,000	998	504	8,127	6,122
1,000,000		1,061	557	9,125	6,899

Nota.- Los anteriores montos se establecen sin perjuicio de los umbrales derivados de los tratados de libre comercio suscritos por México, por lo que las contrataciones por montos superiores a dichos umbrales deberán licitarse, salvo que las mismas se incluyan en la reserva correspondiente, o se cumpla con algún supuesto de excepción a la licitación pública prevista en dichos tratados.

ANEXO 9. EROGACIONES PARA EL DESARROLLO INTEGRAL DE LOS PUEBLOS Y COMUNIDADES INDÍGENAS (pesos)

Ramo	Denominación	Monto

Total		**77,174,089,375**
06 Hacienda y Crédito Público (CDI)		**11,408,834,424**
	Fomento del patrimonio cultural Indígena	130,894,221
	Proyectos de inmuebles	25,100,000
	Actividades de apoyo administrativo	219,360,508
	Actividades de apoyo a la función pública y buen gobierno	14,103,168
	Planeación y Articulación de la Acción Pública hacia los Pueblos Indígenas	1,336,299,198
	Cuotas, Apoyos y Aportaciones a Organismos Internacionales	500,000
	Programa de Apoyo a la Educación Indígena	1,040,285,811
	Programa de Infraestructura Indígena	7,141,391,518
	Programa para el Mejoramiento de la Producción y la Productividad Indígena	1,284,060,000
	Programa de Derechos Indígenas	216,840,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**3,153,665,865**
	Programa Integral de Desarrollo Rural	1,073,665,865
	Programa de Fomento a la Agricultura	2,080,000,000
09 Comunicaciones y Transportes		**5,509,794,264**
	Proyectos de infraestructura económica de carreteras alimentadoras y caminos rurales	3,805,783,457
	Conservación de infraestructura de caminos rurales y carreteras alimentadoras	1,312,638,911
	Estudios y proyectos de construcción de caminos rurales y carreteras alimentadoras	46,657,839
	Programa de Empleo Temporal (PET)	344,714,056
10 Economía		**36,000,000**
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	25,200,000
	Programa Nacional de Financiamiento al Microempresario	10,800,000
11 Educación Pública		**7,990,521,411**
	Prestación de Servicios de Educación Inicial y Básica Comunitaria	490,917,759
	Normar los servicios educativos	76,156,055
	Diseño y aplicación de la política educativa	29,323,875
	Fortalecimiento a la educación y la cultura indígena	101,634,921
	Programa de Desarrollo Humano Oportunidades	6,830,371,753
	Programa Nacional de Becas	132,460,151
	Programa para la Inclusión y la Equidad Educativa	259,489,389
	Programa de fortalecimiento de la calidad en instituciones educativas	70,167,506
12 Salud		**4,866,476,397**
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud	10,036,006
	Cuotas, Apoyos y Aportaciones a Organismos Internacionales	9,800,000
	Programa Comunidades Saludables	47,654,135
	Programa de Desarrollo Humano Oportunidades	971,999,705
	Caravanas de la Salud	137,553,043
	Seguro Popular	3,689,433,505
15 Desarrollo Agrario, Territorial y Urbano		**1,923,218,464**
	Programa de vivienda digna	771,880,959
	Programa de Apoyo para la Productividad de la Mujer Emprendedora	262,619,968
	Programa de Vivienda Rural	518,993,536
	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)	295,779,200
	Fomento al desarrollo agrario	73,944,800
16 Medio Ambiente y Recursos Naturales		**1,800,164,517**
	Infraestructura de riego y Temporal Tecnificado	953,450,502
	Inversión para el Manejo Integral del Ciclo Hidrológico	5,266,841
	Planeación, Dirección y Evaluación Ambiental	713,294
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)	47,376,000

	Programa de Empleo Temporal (PET)	74,072,163
	Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales	345,127,180
	Programa Nacional Forestal Pago por Servicios Ambientales	199,590,650
	Programa hacia la igualdad y la sustentabilidad ambiental	14,369,272
	Programa Nacional Forestal-Desarrollo Forestal	160,198,612
19 Aportaciones a Seguridad Social		**3,169,493,930**
	Programa IMSS-Oportunidades	3,169,493,930
20 Desarrollo Social		**27,110,717,428**
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	25,875,676
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)	867,089,356
	Programa de Opciones Productivas	140,000,000
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)	212,048,663
	Programa 3 x 1 para Migrantes	33,031,340
	Programa de Coinversión Social	19,916,734
	Programa de Empleo Temporal (PET)	222,129,817
	Programa de Desarrollo Humano Oportunidades	11,512,174,035
	Programa de Apoyo Alimentario	461,679,206
	Programa de estancias infantiles para apoyar a madres trabajadoras	220,939,586
	Pensión para Adultos Mayores	12,440,984,108
	Programa para el Desarrollo de Zonas Prioritarias	954,848,902
23 Provisiones Salariales y Económicas		**150,000,000**
	Fondo de Apoyo a Migrantes	150,000,000
33 Aportaciones Federales para Entidades Federativas y Municipios		**10,020,883,489**
	FAIS Municipal y de las Demarcaciones Territoriales del Distrito Federal	7,892,096,325
	FAM Asistencia Social	2,128,787,164
35 Comisión Nacional de los Derechos Humanos		**14,319,183**
	Protección de los Derechos Humanos de Indígenas en Reclusión	5,185,944
	Promover los Derechos Humanos de los pueblos y las comunidades indígenas	9,133,239
38 Consejo Nacional de Ciencia y Tecnología		**20,000,000**
	Apoyos institucionales para actividades científicas, tecnológicas y de innovación	20,000,000

ANEXO 10. PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE (millones de pesos)

Vertiente	Denominación	Monto
	Total	**338,669.9**
Financiera		**3,121.0**
	Programa de financiamiento y aseguramiento al medio rural	**3,121.0**
	Hacienda y Crédito Público	**3,121.0**
	AGROASEMEX	1,553.8
	BANSEFI	200.0
	FINANCIERA RURAL	703.4
	FIRA (Fideicomisos Instituidos en Relación con la Agricultura)	534.1
	Fondo de Capitalización e Inversión del Sector Rural (FOCIR)	129.7
Competitividad		**61,999.4**
	Programa de Comercialización y Desarrollo de Mercados	**8,072.1**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**8,072.1**
	Programa de Comercialización y Desarrollo de Mercados	8,072.1
	Incentivos a la Comercialización	7,737.8
	Promoción Comercial y Fomento a las Exportaciones	334.4
	Programa de Desarrollo de Capacidades, Innovación Tecnológica y Extensionismo	**1,161.2**
	Desarrollo Agrario, Territorial y Urbano	**924.3**
	Apoyo a organizaciones sociales	224.3
	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)	700.0
	Desarrollo Social	**236.9**
	Coinversión Social Ramo 20	236.9

	Programa de Fomento a la Inversión y Productividad	**52,410.2**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**48,104.9**
	Programa de Concurrencia con las Entidades Federativas	4,587.4
	Programa de Fomento a la Agricultura	18,334.6
	Agroincentivos	577.7
	Agroproducción Integral	564.6
	Desarrollo de Cluster Agroalimentario (AGROCLUSTER)	427.7
	PROAGRO Productivo	13,558.8
	PROCAFE e Impulso Productivo al Café	700.0
	Producción Intensiva y Cubiertas Agrícolas (PROCURA)	429.9
	Sistemas Producto Agrícolas (SISPROA)	47.8
	Tecnificación del Riego	2,028.1
	Programa de Fomento a la Productividad Pesquera y Acuícola	1,767.8
	Impulso a la Capitalización Pesquera y Acuícola	1,706.7
	Integración Productiva y Comercial Pesquera y Acuícola	61.1
	Programa de Fomento Ganadero	1,041.8
	Manejo Postproducción Pecuario (incentivos a la postproducción pecuaria)	191.1
	Manejo Postproducción Pecuario (infraestructura, maquinaria y equipo postproductivo pecuario)	146.2
	Productividad Pecuaria (Ganado Alimentario)	125.5
	Programa Porcino (PROPOR)	75.0
	Programa de Perforación y Equipamiento de Pozos Ganaderos	150.0
	Productividad Pecuaria (Manejo de Ganado)	125.5
	Productividad Pecuaria (Reproducción y Material Genético Pecuario)	207.5
	Sistemas Producto Pecuarios	21.0
	Programa de Innovación, Investigación, Desarrollo Tecnológico y Educación	3,011.0
	Innovación para el Desarrollo Tecnológico Aplicado	2,356.4
	Minería Social	100.0
	Innovación y Transferencia de Tecnología Ganadera	190.8
	Recursos Genéticos Acuícolas	147.8
	Recursos Genéticos Agrícolas	95.5
	Recursos Zoogenéticos	120.5
	Programa de Productividad y Competitividad Agroalimentaria	6,570.4
	Acceso al Financiamiento Productivo y Competitivo	1,433.0
	Certificación para la Productividad Agroalimentaria	47.8
	Desarrollo Productivo Sur Sureste	1,033.7
	Fortalecimiento a la Cadena Productiva	238.8
	Información Estadística y Estudios (SNIDRUS)	261.4
	Planeación de Proyectos (Mapa de Proyectos)	97.8
	Productividad Agroalimentaria	2,335.9
	Programa Regional de Desarrollo previsto en el PND	47.8
	Sistema Nacional de Agroparques	1,074.3
	Programa de Sanidad e Inocuidad Agroalimentaria	5,143.0
	Rastros TIF	450.0
	Programa Integral de Desarrollo Rural	7,648.9
	Agricultura Familiar, Periurbana y de Traspatio	482.6
	Atención a Desastres Naturales en el	3,950.0

	Sector Agropecuario y Pesquero	
	Coordinación para la Integración de Proyectos	169.0
	Desarrollo de Zonas Áridas (PRODEZA)	1,215.2
	Desarrollo Integral de Cadenas de Valor	191.1
	Capacitación y Extensión de Educación Agropecuaria	150.0
	Extensión e Innovación Productiva	600.0
	Extensionismo Rural	600.0
	Fortalecimiento a Organizaciones Rurales	291.1
	Desarrollo Agrario, Territorial y Urbano	**1,141.8**
	Programa de Apoyo a la Productividad de la Mujer Emprendedora	1,141.8
	Economía	**2,994.0**
	Competitividad en logística y centrales de abasto	198.5
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	204.9
	Programa de Fomento a la Economía Social	2,350.5
	Programa Nacional de Financiamiento al Microempresario (PRONAFIM) y Fondo Nacional Emprendedor	240.0
	Turismo	**169.5**
	Ecoturismo y Turismo Rural	169.5
	Programa de Prevención y Manejo de Riesgos	**355.9**
	Desarrollo Agrario, Territorial y Urbano	**200.0**
	Apoyos a Jóvenes para la Productividad de Futuras Empresas Rurales	200.0
	Desarrollo Social	**155.9**
	Fondo Nacional de Fomento a las Artesanías (FONART)	155.9
Medio Ambiente		**14,855.7**
	Programa de Sustentabilidad de los Recursos Naturales	**14,855.7**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**8,250.6**
	Programa de Fomento a la Agricultura	1,052.0
	Bioenergía y Sustentabilidad	417.2
	Reconversión y Productividad	634.8
	Programa de Fomento a la Productividad Pesquera y Acuícola 2_/	274.2
	Desarrollo Estratégico de la Acuacultura	152.9
	Ordenamiento Pesquero y Acuícola Integral y Sustentable	54.5
	Soporte para la Vigilancia de los Recursos Pesqueros y Acuícolas	66.9
	Programa de Fomento Ganadero	5,163.4
	Bioseguridad pecuaria	213.8
	PROGAN Productivo	4,022.0
	Infraestructura y equipo del repoblamiento	200.0
	Repoblamiento y Recría Pecuaria	727.6
	Programa Integral de Desarrollo Rural	1,761.1
	Conservación y Uso Sustentable de Suelo y Agua (COUSSA)	1,761.1
	Medio Ambiente y Recursos Naturales	**6,605.1**
	Forestal	4,504.9
	Protección al medio ambiente en el medio rural	2,100.2
	Desarrollo Regional Sustentable	225.6
	PET (Incendios Forestales)	569.8
	PROFEPA	187.8
	Vida Silvestre	1,117.0
Educativa		**35,609.5**
	Programa de Educación e Investigación	**35,609.5**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**5,638.2**
	Colegio de Postgraduados	1,170.7
	CSAEGRO	94.8

			Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias (INIFAP)		1,392.3
			Instituto Nacional de Pesca (INAPESCA)		683.7
			Universidad Autónoma Chapingo		2,296.6
		Educación Pública			**29,971.3**
			Desarrollo de Capacidades		4,635.8
			Educación Agropecuaria		7,263.0
				Infraestructura Educativa Tecnológica	100.0
			Oportunidades		16,724.5
			Programa Educativo Rural		400.0
			Universidad Autónoma Agraria Antonio Narro		848.1
Laboral					**1,125.6**
	Programa de mejoramiento de condiciones laborales en el medio rural				**1,125.6**
		Desarrollo Social			**985.6**
			PET		985.6
		Trabajo y Previsión Social			**140.0**
			Trabajadores Agrícolas Temporales		140.0
Social					**92,612.4**
	Programa de atención a la pobreza en el medio rural				**58,886.3**
		Desarrollo Agrario, Territorial y Urbano			**3,038.7**
			Atención a la población		3,038.7
				Vivienda Rural	3,038.7
		Desarrollo Social			**44,343.8**
			Atención a la población		44,343.8
				Jornaleros Agrícolas	229.6
				Oportunidades	5,814.1
				Pensión para Adultos Mayores	33,240.8
				Programa para el Desarrollo de Zonas Prioritarias	5,059.4
		Hacienda y Crédito Público			**11,428.8**
			Atención a Indígenas (CDI)		11,428.8
		Relaciones Exteriores			**75.0**
				Atención a migrantes	75.0
	Programa de Derecho a la Alimentación				**33,726.1**
		Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación			**5,446.1**
			Programa de Fomento a la Agricultura		1,213.3
				Programa de Incentivos para Productores de Maíz y Frijol (PIMAF)	1,213.3
			Programa de Fomento a la Productividad Pesquera y Acuícola		95.5
				Fomento al Consumo de Productos Pesqueros y Acuícolas	95.5
			Programa Integral de Desarrollo Rural		4,137.3
				Modernización Sustentable de la Agricultura Tradicional (MASAGRO)	582.1
				Proyecto Estratégico de Seguridad Alimentaria (PESA)	3,230.0
				Vinculación con Organismos de la Sociedad Civil	325.2
		Desarrollo Social			**28,280.0**
			Abasto Rural a cargo de DICONSA S.A. de C.V.		1,418.1
			Oportunidades		23,256.5
			Programa Alimentario		3,605.4
Infraestructura					**70,263.8**
	Programa de Infraestructura en el medio rural				**70,263.8**
		Aportaciones Federales para Entidades Federativas y Municipios			**40,228.3**
			Aportaciones Federales para Entidades Federativas y Municipios		40,228.3
		Comunicaciones y Transportes			**14,588.9**
			Infraestructura		14,588.9

	Caminos Rurales	14,588.9
	Medio Ambiente y Recursos Naturales	**15,146.5**
	IMTA	270.6
	Infraestructura Hidroagrícola	10,479.4
	Programa de perforación y equipamiento de pozos agrícolas en estados afectados con sequía	90.7
	Programas Hidráulicos	4,305.8
	Provisiones Salariales y Económicas	**300.0**
	Fondo para el desarrollo rural sustentable	300.0
Salud		**47,231.1**
	Programa de atención a las condiciones de salud en el medio rural	**47,231.1**
	Aportaciones a Seguridad Social	**9,669.3**
	IMSS-Oportunidades	9,319.3
	Seguridad Social Cañeros	350.0
	Salud	**37,561.8**
	Salud en población rural	37,561.8
	Desarrollo de Capacidades	590.9
	Sistema de Protección Social en Salud (SPSS)	36,970.9
	Oportunidades	4,968.9
	Seguro Médico Siglo XXI	1,891.8
	Seguro Popular	30,110.2
Agraria		**1,308.1**
	Programa para la atención de aspectos agrarios	**1,308.1**
	Desarrollo Agrario, Territorial y Urbano	**1,308.1**
	Atención de aspectos agrarios	1,308.1
	Archivo General Agrario	362.4
	Conflictos Agrarios y Obligaciones Jurídicas	611.0
	Fondo de Apoyo para los Núcleos Agrarios sin Regularizar (FANAR)	334.7
Administrativa		**10,543.3**
	Gasto Administrativo	**10,543.3**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**7,388.5**
	ASERCA	275.2
	Comité Nal. para el Desarrollo Sustentable de la Caña de Azúcar	36.7
	CONAPESCA	1,075.2
	CONAZA	59.2
	Dependencia	4,261.6
	FEESA	159.3
	FIRCO 1_/	299.9
	INCA RURAL	34.5
	SENASICA (Incluye obra pública de inspección)	1,004.3
	SIAP	129.6
	SNICS	52.9
	Desarrollo Agrario, Territorial y Urbano	**2,119.8**
	Dependencia	749.1
	Procuraduría Agraria	900.0
	Registro Agrario Nacional	470.7
	Tribunales Agrarios	**1,035.1**
	Tribunales Agrarios	1,035.1

1_/ Se incluyen 80 mdp para el Fideicomiso de Riesgo Compartido (FIRCO)

2_/ Incluye 50 mdp para iniciar el PROPESCA.

ANEXO 10.1 DISTRIBUCIÓN DE RECURSOS POR ENTIDAD FEDERATIVA (millones de pesos)

Entidad	Concurrencia con Entidades Federativas	Extensión e Innovación Productiva	Sistemas Producto Agrícolas y Pecuarios	COUSSA[1/]	PESA	Información Estadística y Estudios (SNIDRUS)[1/]	Sanidad e Inocuidad Agroalimentaria
Aguascalientes	59.7	7.9	9.0	23.2	0.0	3.7	22.3
Baja California	76.8	10.2	0.8	30.0	0.0	5.2	30.2
Baja California Sur	42.9	5.7	0.3	16.4	0.0	3.9	27.8
Campeche	78.8	10.4	0.7	30.6	51.9	5.2	53.4
Coahuila	159.4	14.0	0.3	41.1	0.0	0.0	49.5
Colima	49.8	6.6	1.3	19.5	0.0	3.9	25.2
Chiapas	284.0	37.6	3.6	110.3	426.7	17.0	107.0
Chihuahua	148.8	19.7	1.6	57.8	117.7	8.4	73.1
Distrito Federal	35.1	4.7	1.0	13.9	0.0	7.6	3.7
Durango	118.7	15.7	1.0	46.0	121.4	8.6	55.8
Guanajuato	198.2	26.3	1.2	76.9	12.0	8.9	66.4
Guerrero	181.9	23.9	0.0	71.1	602.3	11.0	65.1
Hidalgo	159.4	20.9	1.0	62.4	232.0	8.1	50.6
Jalisco	221.6	29.8	1.4	85.0	19.6	18.3	106.7
México	196.2	25.7	3.0	76.6	126.4	16.2	45.6
Michoacán	202.9	26.9	3.5	78.8	116.6	13.1	117.0
Morelos	96.5	12.8	0.3	37.4	75.4	3.7	34.8
Nayarit	95.7	12.6	2.2	37.1	46.0	6.5	64.0
Nuevo León	88.7	11.8	0.3	34.6	0.0	5.2	49.6
Oaxaca	261.1	34.6	7.5	101.0	430.7	10.5	47.2
Puebla	204.0	27.0	4.7	79.1	230.7	9.7	66.5
Querétaro	91.1	12.1	0.3	35.2	0.0	4.4	26.3
Quintana Roo	53.6	7.1	0.8	20.7	0.0	3.1	27.0
San Luis Potosí	119.8	15.8	1.8	46.3	120.4	8.9	55.8
Sinaloa	192.7	25.4	0.8	75.1	0.0	8.6	227.0
Sonora	191.2	25.3	1.3	74.2	0.0	9.9	91.3
Tabasco	130.2	17.3	1.8	50.7	16.1	14.9	57.2
Tamaulipas	158.1	20.9	6.4	61.5	0.0	10.5	81.5
Tlaxcala	66.1	8.8	0.3	26.0	40.7	3.7	13.2
Veracruz	320.4	42.4	9.3	124.5	229.4	14.6	105.3
Yucatán	130.7	17.3	0.0	51.0	15.4	0.0	48.5
Zacatecas	173.0	22.9	1.3	67.4	118.6	8.1	44.0

TOTAL	**4,587.4**	**600.0**	**68.8**	**1,761.1**	**3,150.0**	**261.4**	**1,939.0**

1_/ El 75 por ciento de los recursos de este componente serán ejercidos mediante la Comisión Nacional de las Zonas Áridas (CONAZA) y el Servicio de Información Agroalimentaria y Pesquera (SIAP) respectivamente.

ANEXO 11. PROGRAMA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (pesos)

Ramo	Unidad Responsable	Recursos Fiscales	Recursos Propios	Monto Total
TOTAL		**67,568,503,166**	**14,293,319,333**	**81,861,822,499**
04 Gobernación		**95,739,537**	**0**	**95,739,537**
	Centro Nacional de Prevención de Desastres	95,739,537	0	95,739,537
05 Relaciones Exteriores		**5,300,000**	**0**	**5,300,000**
	Agencia Mexicana de Cooperación Internacional para el Desarrollo	5,300,000	0	5,300,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**5,938,613,507**	**421,600,000**	**6,360,213,507**
	Colegio de Postgraduados	1,120,674,746	12,000,000	1,132,674,746
	Dirección General de Fibras Naturales y Biocombustibles	267,187,808	0	267,187,808
	Dirección General de Productividad y Desarrollo Tecnológico	203,834,100	0	203,834,100
	Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias	1,361,430,578	376,000,000	1,737,430,578
	Instituto Nacional de Pesca	688,871,205	30,000,000	718,871,205
	Universidad Autónoma Chapingo	2,296,615,070	3,600,000	2,300,215,070
09 Comunicaciones y Transportes		**290,304,166**	**0**	**290,304,166**
	Instituto Mexicano del Transporte	177,492,193	0	177,492,193
	Agencia Espacial Mexicana	112,811,973	0	112,811,973
10 Economía		**1,672,262,780**	**663,358,989**	**2,335,621,769**
	Centro Nacional de Metrología	300,899,847	77,713,742	378,613,589
	Dirección General de Industrias Ligeras	5,000,000	0	5,000,000
	Dirección General de Innovación, Servicios y Comercio Interior	1,091,748,874	0	1,091,748,874
	Instituto Mexicano de la Propiedad Industrial	0	132,222,469	132,222,469
	Instituto Nacional del Emprendedor	101,543,591	0	101,543,591
	Procuraduría Federal del Consumidor	12,250,000	5,250,000	17,500,000
	Servicio Geológico Mexicano	160,820,468	448,172,778	608,993,246
11 Educación Pública		**16,761,303,661**	**1,735,223,979**	**18,496,527,640**
	Centro de Enseñanza Técnica Industrial	2,521,580	0	2,521,580
	Centro de Investigación y de Estudios Avanzados del Instituto Politécnico Nacional	2,004,433,950	920,110,804	2,924,544,754
	Comisión de Operación y Fomento de Actividades Académicas del Instituto Politécnico Nacional	92,442,686	94,752,108	187,194,794
	Dirección General de Desarrollo de la Gestión e Innovación Educativa	2,700,000	0	2,700,000
	Dirección General de Educación Superior Tecnológica	153,742,350	0	153,742,350
	Dirección General de Educación Superior Universitaria	1,141,121,318	0	1,141,121,318
	El Colegio de México, A.C.	525,801,256	112,790,416	638,591,672

	Instituto Nacional de Antropología e Historia	232,059,647	0	232,059,647
	Instituto Politécnico Nacional	2,247,888,017	0	2,247,888,017
	Subsecretaría de Educación Media Superior	7,276,975	0	7,276,975
	Subsecretaría de Educación Superior	357,545,262	0	357,545,262
	Universidad Autónoma Agraria Antonio Narro	154,037,438	3,699,616	157,737,054
	Universidad Autónoma Metropolitana	1,914,521,415	29,500,000	1,944,021,415
	Universidad Nacional Autónoma de México	7,778,412,341	574,371,035	8,352,783,376
	Universidad Pedagógica Nacional	146,799,426	0	146,799,426
12 Salud		**5,431,793,659**	**530,325,296**	**5,962,118,955**
	Centro Regional de Alta Especialidad de Chiapas	15,593,839	0	15,593,839
	Centros de Integración Juvenil, A.C.	13,342,505	154,846	13,497,351
	Comisión Coordinadora de Institutos Nacionales de Salud y Hospitales de Alta Especialidad	2,214,700	0	2,214,700
	Dirección General de Calidad y Educación en Salud	2,815,535,305	0	2,815,535,305
	Hospital General "Dr. Manuel Gea González"	81,299,605	2,000,000	83,299,605
	Hospital General de México	30,546,530	18,260,431	48,806,961
	Hospital Infantil de México Federico Gómez	154,275,911	10,671,712	164,947,623
	Hospital Juárez de México	34,933,880	0	34,933,880
	Hospital Regional de Alta Especialidad de Ciudad Victoria "Bicentenario 2010"	2,989,734	795,000	3,784,734
	Hospital Regional de Alta Especialidad de Ixtapaluca	5,448,340	510,000	5,958,340
	Hospital Regional de Alta Especialidad de la Península de Yucatán	8,219,341	0	8,219,341
	Hospital Regional de Alta Especialidad de Oaxaca	6,921,541	10,000	6,931,541
	Hospital Regional de Alta Especialidad del Bajío	18,968,831	10,000,000	28,968,831
	Instituto Nacional de Cancerología	109,700,194	19,973,531	129,673,725
	Instituto Nacional de Cardiología Ignacio Chávez	138,382,916	56,438,354	194,821,270
	Instituto Nacional de Ciencias Médicas y Nutrición Salvador Zubirán	259,320,819	155,579,869	414,900,688
	Instituto Nacional de Enfermedades Respiratorias Ismael Cosío Villegas	192,928,933	34,866,569	227,795,502
	Instituto Nacional de Geriatría	49,774,266	2,940,000	52,714,266
	Instituto Nacional de Medicina Genómica	202,896,886	7,872,000	210,768,886
	Instituto Nacional de Neurología y Neurocirugía Manuel Velasco Suárez	142,603,913	16,994,880	159,598,793
	Instituto Nacional de Pediatría	197,298,727	9,441,970	206,740,697
	Instituto Nacional de Perinatología Isidro Espinosa de los Reyes	247,416,927	34,934,039	282,350,966
	Instituto Nacional de Psiquiatría Ramón de la Fuente Muñiz	156,003,386	11,066,698	167,070,084
	Instituto Nacional de Rehabilitación	113,306,204	6,031,559	119,337,763
	Instituto Nacional de Salud Pública	369,743,413	110,741,500	480,484,913
	Laboratorios de Biológicos y Reactivos de México, S.A. de C.V.	0	21,042,338	21,042,338
	Servicios de Atención Psiquiátrica	390,000	0	390,000
	Sistema Nacional para el Desarrollo Integral de la Familia	61,737,013	0	61,737,013

13 Marina		**15,000,000**	**0**	**15,000,000**
	Dirección General de Investigación y Desarrollo	15,000,000	0	15,000,000
16 Medio Ambiente y Recursos Naturales		**547,329,942**	**233,750,000**	**781,079,942**
	Comisión Nacional del Agua	11,400,000	0	11,400,000
	Comisión Nacional Forestal	7,400,000	0	7,400,000
	Instituto Mexicano de Tecnología del Agua	270,583,487	233,750,000	504,333,487
	Instituto Nacional de Ecología y Cambio Climático	257,946,455	0	257,946,455
17 Procuraduría General de la República		**61,600,913**	**56,000,000**	**117,600,913**
	Instituto Nacional de Ciencias Penales	61,600,913	56,000,000	117,600,913
18 Energía		**796,681,740**	**6,947,959,541**	**7,744,641,281**
	Instituto de Investigaciones Eléctricas	250,000,007	654,401,719	904,401,726
	Instituto Mexicano del Petróleo	0	6,072,016,507	6,072,016,507
	Instituto Nacional de Investigaciones Nucleares	546,681,733	221,541,315	768,223,048
21 Turismo		**28,349,514**	**0**	**28,349,514**
	Centro de Estudios Superiores en Turismo	28,349,514	0	28,349,514
23 Provisiones Salariales y Económicas		**4,610,900,000**	**0**	**4,610,900,000**
	Unidad de Política y Control Presupuestario	4,610,900,000	0	4,610,900,000
38 Consejo Nacional de Ciencia y Tecnología		**31,086,324,134**	**3,381,086,154**	**34,467,410,288**
	Centro de Ingeniería y Desarrollo Industrial	336,397,828	239,992,787	576,390,615
	Centro de Investigación Científica de Yucatán, A.C.	242,522,636	16,844,666	259,367,302
	Centro de Investigación Científica y de Educación Superior de Ensenada, Baja California	564,462,237	68,166,375	632,628,612
	Centro de Investigación en Alimentación y Desarrollo, A.C.	332,620,018	59,431,540	392,051,558
	Centro de Investigación en Geografía y Geomática, "Ing. Jorge L. Tamayo", A.C.	56,098,698	11,000,001	67,098,699
	Centro de Investigación en Matemáticas, A.C.	182,981,293	24,624,382	207,605,675
	Centro de Investigación en Materiales Avanzados, S.C.	173,524,632	29,700,000	203,224,632
	Centro de Investigación en Química Aplicada	246,992,822	34,000,000	280,992,822
	Centro de Investigación y Asistencia en Tecnología y Diseño del Estado de Jalisco, A.C.	185,456,420	50,722,036	236,178,456
	Centro de Investigación y Desarrollo Tecnológico en Electroquímica, S.C.	128,351,376	43,500,000	171,851,376
	Centro de Investigación y Docencia Económicas, A.C.	389,060,814	24,505,623	413,566,437
	Centro de Investigaciones Biológicas del Noroeste, S.C.	407,831,254	81,955,416	489,786,670
	Centro de Investigaciones en Óptica, A.C.	164,414,341	19,540,717	183,955,058
	Centro de Investigaciones y Estudios Superiores en Antropología Social	309,596,430	1,184,252	310,780,682
	CIATEC, A.C. "Centro de Innovación Aplicada en Tecnologías Competitivas"	198,670,904	72,000,000	270,670,904
	CIATEQ, A.C. Centro de Tecnología Avanzada	246,409,525	445,007,285	691,416,810
	Consejo Nacional de Ciencia y Tecnología	25,112,555,606	2,500,000	25,115,055,606
	Corporación Mexicana de Investigación en Materiales, S.A. de C.V.	0	1,036,443,745	1,036,443,745

	El Colegio de la Frontera Norte, A.C.	271,522,460	36,909,214	308,431,674
	El Colegio de la Frontera Sur	330,806,751	95,518,227	426,324,978
	El Colegio de Michoacán, A.C.	128,566,639	3,242,600	131,809,239
	El Colegio de San Luis, A.C.	109,537,863	2,881,000	112,418,863
	Fondo de Información y Documentación para la Industria	0	708,270,849	708,270,849
	Fondo para el Desarrollo de Recursos Humanos	74,460,375	103,325,829	177,786,204
	Instituto de Ecología, A.C.	255,820,053	59,368,065	315,188,118
	Instituto de Investigaciones "Dr. José María Luis Mora"	167,192,154	11,500,000	178,692,154
	Instituto Nacional de Astrofísica, Óptica y Electrónica	348,295,814	45,000,000	393,295,814
	Instituto Potosino de Investigación Científica y Tecnológica, A.C.	122,175,191	53,951,545	176,126,736
50 Instituto Mexicano del Seguro Social		**198,157,138**	**266,768,655**	**464,925,793**
	Instituto Mexicano del Seguro Social	198,157,138	266,768,655	464,925,793
51 Instituto de Seguridad Social para los Trabajadores del Estado		**28,842,475**	**57,246,719**	**86,089,194**
	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	28,842,475	57,246,719	86,089,194

ANEXO 12. EROGACIONES PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES (pesos)

Ramo	Programa Presupuestario	Monto
TOTAL		**22,341,073,676**
01 Poder Legislativo		**36,000,000**
	Actividades derivadas del Trabajo Legislativo	36,000,000
04 Gobernación		**243,855,654**
	Promover la atención y prevención de la violencia contra las mujeres	191,423,983
	Planeación demográfica del país	10,000,000
	Promover la prevención, protección y atención en materia de trata de personas	10,431,671
	Mecanismos de protección a periodistas y defensoras y defensores de derechos humanos	10,000,000
	Implementar las políticas, programas y acciones tendientes a garantizar la seguridad pública de la Nación y sus habitantes	3,000,000
	Conducción de la política en materia de Derechos Humanos	10,000,000
	Fomento de la cultura de la participación ciudadana en la prevención del delito	2,000,000
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	7,000,000
05 Relaciones Exteriores		**11,000,000**
	Protección y asistencia consular	10,250,000
	Foros, publicaciones y actividades en materia de equidad de género	750,000
06 Hacienda y Crédito Público		**1,465,762,245**
	Atención Integral a Víctimas y Ofendidos de Delitos de Alto Impacto	190,134
	Proyectos de inmuebles (oficinas administrativas)	17,555,905
	Actividades de apoyo administrativo	23,778,899
	Actividades de apoyo a la función pública y buen gobierno	7,539,057
	Fortalecimiento de la Igualdad Sustantiva entre Mujeres y Hombres	473,421,454
	Fortalecimiento a la Transversalidad de la Perspectiva de Género	401,820,712
	Programa para el Mejoramiento de la Producción y la Productividad Indígena	450,191,436
	Programa de Derechos Indígenas	91,264,648
07 Defensa Nacional		**104,000,000**

	Programa de igualdad entre mujeres y hombres SDN	104,000,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**449,352,608**
	Registro, Control y Seguimiento de los Programas Presupuestarios	4,352,608
	Programa Integral de Desarrollo Rural	445,000,000
09 Comunicaciones y Transportes		**8,500,000**
	Definición y conducción de la política de comunicaciones y transportes	8,500,000
10 Economía		**1,497,948,573**
	Planeación, elaboración y seguimiento de las políticas y programas de la dependencia	3,000,000
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	204,948,573
	Programa de Fomento a la Economía Social (FONAES)	550,000,000
	Fondo Nacional Emprendedor	650,000,000
	Programa Nacional de Financiamiento al Microempresario	90,000,000
11 Educación Pública		**2,388,910,409**
	Impulso al desarrollo de la cultura	25,000,000
	Diseño y aplicación de políticas de equidad de género	76,395,035
	Programa Nacional de Becas	1,975,090,293
	Programa para la Inclusión y la Equidad Educativa	223,168,981
	Programa de fortalecimiento de la calidad en instituciones educativas	75,000,000
	Programa para el Desarrollo Profesional Docente	14,256,100
12 Salud		**4,789,598,170**
	Formación y desarrollo profesional de recursos humanos especializados para la salud	62,003,982
	Capacitación técnica y gerencial de recursos humanos para la salud	1,745,362
	Investigación y desarrollo tecnológico en salud	167,281,607
	Prestación de servicios en los diferentes niveles de atención a la salud	1,314,750,642
	Prevención y atención contra las adicciones	5,189,306
	Reducción de enfermedades prevenibles por vacunación	311,603,218
	Calidad en Salud e Innovación	17,776,299
	Promoción de la salud, prevención y control de enfermedades crónico degenerativas y transmisibles y lesiones	6,047,396
	Prevención y atención de VIH/SIDA y otras ITS	231,367,508
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud	1,432,601,867
	Programa de Atención a Familias y Población Vulnerable	91,965,765
	Programa de estancias infantiles para apoyar a madres trabajadoras	315,145,082
	Reducción de la mortalidad materna	520,000,000
	Prevención contra la obesidad	312,120,136
13 Marina		**48,467,820**
	Administración y fomento de la educación naval	19,010,876
	Actividades de apoyo administrativo	3,000,000
	Proyectos de infraestructura social de asistencia y seguridad social	26,456,944
14 Trabajo y Previsión Social		**47,221,422**
	Procuración de justicia laboral	26,500,000
	Fomento de la equidad de género y la no discriminación en el mercado laboral	20,721,422
15 Desarrollo Agrario, Territorial y Urbano		**4,882,748,541**
	Actividades de apoyo administrativo	3,000,000
	Programa Hábitat	643,048,100
	Programa de vivienda digna	693,436,463
	Programa de Apoyo para la Productividad de la Mujer Emprendedora	1,141,825,950
	Programa de Vivienda Rural	206,244,037
	Rescate de espacios públicos	138,345,235
	Programa de esquema de financiamiento y subsidio federal para vivienda	1,626,926,189

	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)	343,938,054
	Fomento al desarrollo agrario	85,984,513
16 Medio Ambiente y Recursos Naturales		**488,873,735**
	Planeación, Dirección y Evaluación Ambiental	557,127
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)	78,960,000
	Programa de Empleo Temporal (PET)	212,120,019
	Programa Nacional Forestal Pago por Servicios Ambientales	182,867,317
	Programa hacia la igualdad y la sustentabilidad ambiental	14,369,272
17 Procuraduría General de la República		**131,111,393**
	Investigar y perseguir los delitos del orden federal	84,111,393
	Investigar y perseguir los delitos relativos a la Delincuencia Organizada	37,000,000
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	10,000,000
18 Energía		**8,570,000**
	Promoción en materia de aprovechamiento sustentable de la energía	150,000
	Regulación y supervisión del otorgamiento de permisos y la administración de estos, en materia de electricidad, gas natural y gas licuado de petróleo	130,000
	Regulación y supervisión de la seguridad nuclear, radiológica y física de las instalaciones nucleares y radiológicas	240,000
	Actividades de apoyo administrativo	3,050,000
	Coordinación de la implementación de la política energética y de las entidades del sector electricidad	5,000,000
19 Aportaciones a Seguridad Social		**700,000**
	Apoyo Económico a Viudas de Veteranos de la Revolución Mexicana	700,000
20 Desarrollo Social		**5,567,110,883**
	Generación y articulación de políticas públicas integrales de juventud	43,974,392
	Definición y conducción de la política del desarrollo social y comunitario, así como la participación social	404,605,080
	Programa de Opciones Productivas	5,000,000
	Programa de Coinversión Social	128,026,148
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres	288,000,000
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,682,326,439
	Seguro de vida para jefas de familia	1,015,178,824
21 Turismo		**14,084,592**
	Servicios de asistencia integral e información turística	114,762
	Conservación y mantenimiento a los CIP's a cargo del FONATUR	183,559
	Promoción de México como Destino Turístico	171,787
	Desarrollo de infraestructura para el fomento y promoción de la inversión en el sector turístico	3,244,393
	Promoción y desarrollo de programas y proyectos turísticos en las Entidades Federativas	158,774
	Desarrollo e innovación de productos turísticos sustentables	3,905,669
	Regulación y certificación de estándares de calidad turística	888,348
	Actividades de apoyo administrativo	544,405
	Planeación y conducción de la política de turismo	3,691,769
	Impulso a la competitividad del sector turismo	1,181,126
22 Instituto Federal Electoral		**20,994,290**
	Capacitación y educación para el ejercicio democrático de la ciudadanía	10,200,000
	Dirección, soporte jurídico electoral y apoyo logístico	5,423,892
	Otorgamiento de prerrogativas a partidos políticos, fiscalización de sus recursos y administración de los tiempos del estado en radio y televisión	5,120,398
	Vinculación con la sociedad	250,000

35 Comisión Nacional de los Derechos Humanos		**23,609,668**
	Promover, divulgar, dar seguimiento, evaluar y monitorear la política nacional en materia de Igualdad entre mujeres y hombres, y atender Asuntos de la mujer	23,609,668
38 Consejo Nacional de Ciencia y Tecnología		**70,000,000**
	Apoyos institucionales para actividades científicas, tecnológicas y de innovación	70,000,000
40 Información Nacional Estadística y Geográfica		**42,653,673**
	Producción y difusión de información estadística y geográfica de interés nacional	42,653,673
18 Energía 1/		**15,550,869**
	Operación comercial de la Red de Fibra Óptica y apoyo tecnológico a los procesos productivos en control de calidad, sistemas informáticos y de telecomunicaciones	499,995
	Operación y mantenimiento de las centrales generadoras de energía eléctrica	3,046,878
	Operación, mantenimiento y recarga de la Nucleoeléctrica Laguna Verde para la generación de energía eléctrica	392,502
	Suministro de energéticos a las centrales generadoras de electricidad	1,084,098
	Operar y mantener las líneas de transmisión y subestaciones de transformación que integran el Sistema Eléctrico Nacional, así como operar y mantener la Red Nacional de Fibra Óptica, y proporcionar servicios de telecomunicaciones	1,320,699
	Dirección, coordinación y control de la operación del Sistema Eléctrico Nacional	985,803
	Operación y mantenimiento de los procesos de distribución y de comercialización de energía eléctrica	4,570,317
	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	471,000
	Actividades de apoyo administrativo	880,002
	Actividades de apoyo a la función pública y buen gobierno	165,000
	Planeación, dirección, coordinación, supervisión y seguimiento a las funciones y recursos asignados para cumplir con la construcción de la infraestructura eléctrica	1,200,003
	Planeación y dirección de los procesos productivos	934,572
GYR Instituto Mexicano del Seguro Social 1/		**14,562,657,890**
	Servicios de guardería	9,294,098,286
	Atención a la salud reproductiva	5,268,559,604
GYN Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado 1/		**197,021,890**
	Control del Estado de Salud de la Embarazada	173,149,108
	Equidad de Género	23,872,782

1/ El presupuesto no se suma en el total por ser recursos propios.

ANEXO 13. RECURSOS PARA LA ATENCIÓN DE GRUPOS VULNERABLES (pesos)

Ramo	Denominación	Monto
Total		**50,431,993,451**
04 Gobernación		**145,939,713**
	Consejo Nacional para Prevenir la Discriminación	145,939,713
05 Relaciones Exteriores		**225,700,000**
	Protección y asistencia consular	225,700,000
11 Educación Pública 1/		**1,421,678,144**
	Programa de Escuela Segura	340,000,000
	Programa Nacional de Becas	563,093,653
	Programa para la Inclusión y la Equidad Educativa	303,584,491
	Escuelas Dignas	200,000,000
	Apoyos a centros y organizaciones de educación	15,000,000

12 Salud [1/]	**6,048,668,625**
Formación y desarrollo profesional de recursos humanos especializados para la salud	61,737,013
Asistencia social y protección del paciente	503,397,319
Prevención y atención de VIH/SIDA y otras ITS	352,000,506
Programas de Atención a Familias y Población Vulnerable	91,965,765
Servicios de Atención a Población Vulnerable	796,555,288
Programa de Desarrollo Comunitario "Comunidad DIFerente"	177,371,668
Programa de estancias infantiles para apoyar a madres trabajadoras	315,145,082
Programa de Atención a Personas con Discapacidad	39,703,702
Programa para la Protección y el Desarrollo Integral de la Infancia	131,580,192
Seguro Médico Siglo XXI	2,519,425,918
Instituto Nacional de Rehabilitación	1,059,786,173
14 Trabajo y Previsión Social	**29,130,629**
Fomento de la equidad de género y la no discriminación en el mercado laboral	29,130,629
15 Desarrollo Agrario, Territorial y Urbano	**39,111,258**
Programa de vivienda digna	39,111,258
20 Desarrollo Social	**41,972,347,004**
Servicios a grupos con necesidades especiales	301,155,703
Pensión para Adultos Mayores	36,064,983,536
Programa de Atención a Jornaleros Agrícolas	262,932,968
Programa de Coinversión Social	294,200,829
Programa de estancias infantiles para apoyar a madres trabajadoras	3,440,802,863
Seguro de vida para jefas de familia	1,015,178,824
Generación y articulación de políticas públicas integrales de juventud	243,974,392
Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres	288,000,000
Consejo Nacional para el Desarrollo y la Inclusión de las Personas con Discapacidad	61,117,889
23 Previsiones Salariales y Económicas	**500,000,000**
Fondo para la Accesibilidad en el Transporte Público para las Personas con discapacidad	500,000,000
35 Comisión Nacional de los Derechos Humanos	**27,795,438**
Atender asuntos relativos a la aplicación del Mecanismo Nacional de Promoción, Protección y Supervisión de la Convención sobre los derechos de las Personas con Discapacidad	7,140,900
Atender asuntos relacionados con víctimas del delito	20,654,538
51 ISSSTE	**21,622,640**
Atención a Personas con Discapacidad	21,622,640

[1/] Incluye recursos para la atención de los trastornos del espectro autista.

ANEXO 14. ESTRATEGIA NACIONAL PARA LA TRANSICIÓN ENERGÉTICA Y EL APROVECHAMIENTO SUSTENTABLE DE LA ENERGÍA (pesos)

Ramo	Denominación	PPEF 2014 Monto
Total		**17,813,238,120**
04 Gobernación		**2,121,728**
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**417,187,808**
12 Salud		**33,000,000**
16 Medio Ambiente y Recursos Naturales		**3,100,000**
	Procuraduría Federal de Protección al Ambiente	3,100,000
18 Energía		**17,357,828,584**

	Secretaría de Energía	1,030,300,000
	Comisión Nacional para el Uso Eficiente de la Energía	101,315,227
	Instituto de Investigaciones Eléctricas	350,000
	Pemex-Exploración y Producción	20,750,000
	Pemex-Refinación	1,218,107,314
	Pemex-Gas y Petroquímica Básica	104,266,812
	Pemex-Petroquímica	11,408,198
	Comisión Federal de Electricidad*	14,871,331,033

* Incluye la Inversión Financiada de los Proyectos de Infraestructura Productiva de Largo Plazo

ANEXO 15. RECURSOS PARA LA ADAPTACIÓN Y MITIGACIÓN DE LOS EFECTOS DEL CAMBIO CLIMÁTICO (pesos)

Ramo	Denominación	Monto
Total		**37,702,769,006**
04 Gobernación		**241,797,812**
	Coordinación del Sistema Nacional de Protección Civil	241,797,812
06 Hacienda y Crédito Público		**48,096,746**
	Programa para el Mejoramiento de la Producción y la Productividad Indígena	48,096,746
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**11,715,010,526**
	Programa de Fomento a la Agricultura	851,977,598
	Programa de Fomento a la Productividad Pesquera y Acuícola	591,188,004
	Programa de Fomento Ganadero	4,560,771,176
	Programa Integral de Desarrollo Rural	5,711,073,748
09 Comunicaciones y Transportes		**1,075,349,983**
	Reconstrucción y Conservación de Carreteras	1,075,349,983
10 Economía		**10,450,000**
	Promoción de una cultura de consumo responsable e inteligente	450,000
	Promoción del Comercio Exterior y Atracción de Inversión Extranjera Directa	10,000,000
12 Salud		**651,109,592**
	Protección Contra Riesgos Sanitarios	268,221,810
	Vigilancia epidemiológica	382,887,782
13 Marina		**201,903,004**
	Seguridad a la Navegación y Protección al Medio Ambiente Marino	201,903,004
15 Desarrollo Agrario, Territorial y Urbano		**51,090,000**
	Programa de prevención de riesgos en los asentamientos humanos	34,090,000
	Programa de Reordenamiento y Rescate de Unidades Habitacionales	17,000,000
16 Medio Ambiente y Recursos Naturales		**13,126,094,485**
	Actividades de apoyo a la función pública y buen gobierno	15,573,904
	Actividades de apoyo administrativo	11,931,867
	Capacitación Ambiental y Desarrollo Sustentable	7,533,904
	Consolidar el Sistema Nacional de Áreas Naturales Protegidas	246,188,091
	Cuotas, Apoyos y Aportaciones a Organismos Internacionales	18,259,938
	Fideicomisos Ambientales	1,110,000
	Fomento a Programas de Calidad del Aire y Verificación Vehicular	1,471,006
	Fomento para la Conservación y Aprovechamiento Sustentable de la Vida Silvestre	174,033,972
	Infraestructura para la Protección de Centros de Población y Áreas Productivas	2,896,487,147
	Inversión del Servicio Meteorológico Nacional	63,957,296
	Inversión para el Manejo Integral del Ciclo Hidrológico	71,820,571
	Investigación científica y tecnológica	253,994,512
	Investigación en Cambio Climático, sustentabilidad ambiental y crecimiento verde	244,013,625
	Manejo Sustentable de tierras	3,100,000
	Normatividad Ambiental e Instrumentos de Fomento para el Desarrollo Sustentable	24,082,832

	Planeación, Dirección y Evaluación Ambiental	160,989,196
	Políticas de Investigación de Cambio Climático	5,185,413
	Prevención y gestión integral de residuos	653,493,238
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)	225,600,000
	Programa de Cultura del Agua	1,094,000
	Programa de Desarrollo Institucional y Ambiental	450,000
	Programa de Inspección y Vigilancia en Materia de Medio Ambiente y Recursos Naturales	56,597,819
	Programa de Inversión en Infraestructura Social y de Protección Ambiental	13,620,712
	Programa de Tratamiento de Aguas Residuales	108,585,000
	Programa de Vigilancia Comunitaria en Áreas Naturales Protegidas y Zonas de Influencia	21,500,000
	Programa hacia la igualdad y la sustentabilidad ambiental	4,047,839
	Programa Nacional Forestal Pago por Servicios Ambientales	2,134,059,070
	Programa Nacional Forestal-Desarrollo Forestal	2,550,140,930
	Programa Nacional Forestal-Protección Forestal	2,265,640,700
	Programa para atender desastres naturales	200,382,000
	Programas Hídricos Integrales	332,831,400
	Regulación Ambiental	68,455,187
	Servicio Meteorológico Nacional y Estaciones Hidrometeorológicas	243,135,439
	Zona de Mitigación y Rescate Ecológico en el Lago de Texcoco	46,727,877
18 Energía		**3,768,551,951**
	Actividades de apoyo administrativo	4,838,840
	Conducción de la política energética	237,294,466
	Coordinación de la implementación de la política energética y de las entidades del sector electricidad	96,753,271
	Fondo para la Transición Energética y Aprovechamiento Sustentable de Energía	1,030,300,000
	Gestión e implementación en aprovechamiento sustentable de la energía	29,161,927
	Mantenimiento de infraestructura	100,648,282
	Otros programas de inversión	102
	Otros proyectos	36,409,731
	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	6,087,816
	Promoción en materia de aprovechamiento sustentable de la energía	21,572,757
	Proyectos de infraestructura económica de hidrocarburos	2,170,791,072
	Seguimiento y evaluación de políticas públicas en aprovechamiento sustentable de la energía	21,366,819
	Supervisar el aprovechamiento sustentable de la energía	13,326,868
21 Turismo		**655,000**
	Actividades de apoyo a la función pública y buen gobierno	1,648
	Actividades de apoyo administrativo	25,371
	Desarrollo de infraestructura para el fomento y promoción de la inversión en el sector turístico	219,798
	Desarrollo e innovación de productos turísticos sustentables	68,161
	Impulso a la competitividad del sector turismo	68,514
	Planeación y conducción de la política de turismo	204,327
	Promoción de México como Destino Turístico	33,911
	Regulación y certificación de estándares de calidad turística	24,180
	Servicios de asistencia integral e información turística	9,090
23 Provisiones Salariales y Económicas		**6,580,659,907**
	Fondo de Desastres Naturales (FONDEN)	6,245,468,947
	Fondo de Prevención de Desastres Naturales (FOPREDEN)	335,190,960
38 Consejo Nacional de Ciencia y Tecnología		**232,000,000**
	Apoyos institucionales para actividades científicas, tecnológicas y de innovación	2,000,000
	Becas de posgrado y otras modalidades de apoyo a la calidad	100,000,000
	Innovación tecnológica para negocios de alto valor agregado, tecnologías precursoras y competitividad de las empresas	130,000,000

ANEXO 16. EROGACIONES PARA EL DESARROLLO DE LOS JÓVENES (pesos)

Ramo	Denominación	Monto
Total		**203,283,348,759**
06 Hacienda y Crédito Público		**67,822,383**
	Programa de Apoyo a la Educación Indígena	67,822,383
10 Economía		**205,000,000**
	Programa de Fomento a la Economia Social (FONAES)	105,000,000
	Fondo Nacional Emprendedor	100,000,000
11 Educación Pública		**188,884,624,777**
	Educación Básica	**7,057,408,870**
	Programa Nacional de Becas	130,000,000
	Programa para la Inclusión y la Equidad Educativa	51,792,245
	Programa de Desarrollo Humano Oportunidades	6,875,616,625
	Educación Media Superior	**78,066,947,400**
	Prestación de servicios de educación superior y posgrado	49,082,765
	Investigación científica y desarrollo tecnológico	1,713,375
	Diseño, construcción, certificación y evaluación de la infraestructura física educativa	35,941,987
	Formación y certificación para el trabajo	2,648,446,919
	Prestación de servicios de educación media superior	7,021,292,470
	Prestación de servicios de educación técnica	26,264,528,351
	Programa de Formación de Recursos Humanos basados en Competencias (PROFORHCOM)	16,846,933
	Mantenimiento de infraestructura	147,704,000
	Proyectos de infraestructura social del sector educativo	524,488,143
	Programa Nacional de Becas	5,242,935,046
	Programa para la Inclusión y la Equidad Educativa	50,000,000
	Programa de Desarrollo Humano Oportunidades	10,182,140,083
	Subsidios federales para organismos descentralizados estatales	22,565,633,809
	Programa de Expansión en la Oferta Educativa en Educación Media Superior y Superior	3,165,740,000
	Apoyos a centros y organizaciones de educación	150,453,519
	Educación Superior	**103,337,368,584**
	Prestación de servicios de educación superior y posgrado	39,218,458,050
	Mantenimiento de infraestructura	262,287,266
	Proyectos de infraestructura social del sector educativo	763,081,309
	Programa Nacional de Becas[1]	7,466,959,059
	Programa para la Inclusión y la Equidad Educativa	150,000,000
	Programa de fortalecimiento de la calidad en instituciones educativas	2,236,853,363
	Programa para el Desarrollo Profesional Docente	775,798,650
	Programa de Carrera Docente (UPES)	385,093,462
	Subsidios federales para organismos descentralizados estatales	46,010,340,989
	Fondo para elevar la calidad de la educación superior	1,037,966,822
	Programa de Expansión en la Oferta Educativa en Educación Media Superior y Superior	2,286,565,207
	Apoyos a centros y organizaciones de educación	668,030,764
	Apoyos para saneamiento financiero y la atención a problemas estructurales de las UPES	2,075,933,643
	Posgrado	**422,899,923**
	Programa Nacional de Becas	174,537,788
	Subsidios federales para organismos descentralizados estatales	248,362,136
12 Salud		**357,518,729**
	Prevención y atención contra las adicciones	208,544,835
	Prevención y atención de VIH/SIDA y otras ITS	148,973,894
15 Desarrollo Agrario, Territorial y Urbano		**523,598,017**
	Programa de Vivienda Rural	33,884,991
	Programa de Apoyo a Jovenes para la Productividad de Futuras Empresas Rurales	200,000,000

	Programa de vivienda digna	289,713,026
16 Medio Ambiente y Recursos Naturales		**817,428**
	Planeación, Dirección y Evaluación Ambiental	817,428
20 Desarrollo Social		**345,045,412**
	Instituto Mexicano de la Juventud	345,045,412
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos		**738,836,955**
	Prestación de servicios de educación normal en el D.F.	738,836,955
33 Aportaciones Federales para Entidades Federativas y Municipios		**10,621,665,653**
	Educación Básica	**3,396,747,811**
	FAEB	2,479,731,669
	FAM Infraestructura Educativa Básica	54,748,847
	FAETA Educación de Adultos	862,267,296
	Educación Media Superior	**4,076,456,248**
	FAM Infraestructura Educativa Media Superior y Superior	474,623,838
	FAETA Educación Tecnológica	3,601,832,410
	Educación Superior	**3,148,461,594**
	FAM Infraestructura Educativa Media Superior y Superior	3,148,461,594
50 Instituto Mexicano del Seguro Social		**1,538,419,404**
	Atención a la salud reproductiva	1,538,419,404

Nota 1. Incluye recursos por 400 mdp para el Programa de Becas Salario, de los cuales 200 mdp corresponden al estado de Guerrero y 200 mdp al estado de Morelos.

ANEXO 17. RECURSOS PARA LA ATENCIÓN DE NIÑAS, NIÑOS Y ADOLESCENTES (pesos)

Ramo	Denominación	Monto
Total		**655,956,428,857**
06 Hacienda y Crédito Público		**873,592,789**
	Programa de Apoyo a la Educación Indígena[1/]	873,592,789
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**720,277,449**
	Desarrollo y aplicación de programas educativos a nivel medio superior	720,277,449
11 Educación Pública		**133,555,395,602**
	Atención a la Demanda de Educación para Adultos (INEA)	347,228,121
	Cultura Física	220,653,451
	Diseño y aplicación de la política educativa	86,053,713
	Diseño y aplicación de políticas de equidad de género	15,279,007
	Diseño, construcción, certificación y evaluación de la infraestructura física educativa	35,941,987
	Edición, producción y distribución de libros y otros materiales educativos	2,809,449,275
	Escuelas Dignas	3,330,000,000
	Evaluaciones confiables de la calidad educativa y difusión oportuna de sus resultados	411,723,044
	Formación y certificación para el trabajo	1,059,378,768
	Fortalecimiento a la Educación Temprana y el Desarrollo Infantil	850,000,000
	Investigación científica y desarrollo tecnológico	1,713,375
	Mantenimiento de infraestructura	147,704,000
	Normar los servicios educativos	28,990,891
	Prestación de Servicios de Educación Inicial y Básica Comunitaria	4,420,870,399
	Prestación de servicios de educación media superior	7,021,292,470
	Prestación de servicios de educación técnica	26,264,528,351
	Producción y transmisión de materiales educativos y culturales	279,568,539
	Programa de Desarrollo Humano Oportunidades	28,275,868,044
	Programa de Escuela Segura	340,000,000
	Programa de Expansión en la Oferta Educativa en Educación Media Superior y Superior	3,165,740,000
	Programa de Formación de Recursos Humanos basados en Competencias (PROFORHCOM)	16,846,933
	Programa de Fortalecimiento de la Calidad en Educación Básica	800,000,000

	Programa de Inclusión y Alfabetización Digital	2,510,135,065
	Programa Escuelas de Calidad	1,515,911,529
	Programa Escuelas de Excelencia para Abatir el Rezago Educativo	7,567,248,270
	Programa Escuelas de Tiempo Completo	12,000,381,528
	Programa Nacional de Becas	5,525,045,805
	Programa para el Desarrollo Profesional Docente	203,658,574
	Programa para la Inclusión y la Equidad Educativa	395,281,635
	Proyectos de infraestructura social del sector educativo	1,343,269,021
	Subsidios federales para organismos descentralizados estatales	22,565,633,809
12 Salud [2/]		**40,617,344,560**
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud	49,433,443
	Capacitación técnica y gerencial de recursos humanos para la salud	1,187,272
	Dignificación, conservación y mantenimiento de la infraestructura y equipamiento en salud	20,000,000
	Formación y desarrollo profesional de recursos humanos especializados para la salud	142,652,769
	Investigación y desarrollo tecnológico en salud	208,921,869
	Prestación de servicios en los diferentes niveles de atención a la salud	1,867,461,129
	Prevención contra la Obesidad	14,000,000
	Prevención y atención contra las adicciones	214,478,063
	Prevención y atención de VIH/SIDA y otras ITS	1,608,471
	Programa de Atención a Personas con Discapacidad	4,764,444
	Programa de Desarrollo Humano Oportunidades	3,122,603,276
	Programa de estancias infantiles para apoyar a madres trabajadoras	315,145,082
	Programa de Fortalecimiento a las Procuradurías de la Defensa del Menor y la Familia	45,505,451
	Programa para la Protección y el Desarrollo Integral de la Infancia	131,580,192
	Promoción de la salud, prevención y control de enfermedades crónico degenerativas y transmisibles y lesiones	92,929,418
	Proyectos de infraestructura social de salud	3,366,472
	Reducción de enfermedades prevenibles por vacunación	1,376,311,482
	Reducción de la mortalidad materna	520,000,000
	Seguro Médico Siglo XXI	2,519,425,918
	Seguro Popular	29,655,313,246
	Servicios de Atención a Población Vulnerable	310,656,562
19 Aportaciones a Seguridad Social		**3,363,335,370**
	Programa IMSS-Oportunidades	3,363,335,370
20 Desarrollo Social		**44,525,907,612**
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	699,678,257
	Programa de adquisición de leche nacional a cargo de LICONSA, S. A. de C. V.	1,255,373,198
	Programa de Apoyo Alimentario	3,828,185,792
	Programa de Atención a Jornaleros Agrícolas	72,589,942
	Programa de Desarrollo Humano Oportunidades	34,467,893,441
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,440,802,863
	Seguro de vida para jefas de familia	761,384,118
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos		**32,544,136,601**
	Becas para la población atendida por el sector educativo	190,675,499
	Prestación de servicios de educación básica en el D.F.	31,614,624,147
	Prestación de servicios de educación normal en el D.F.	738,836,955
33 Aportaciones Federales para Entidades Federativas y Municipios		**322,146,124,737**
	FAEB	292,583,472,824
	FAETA Educación de Adultos	134,662,877
	FAETA Educación Tecnológica	3,601,832,410
	FAM Asistencia Social	6,652,760,163
	FAM Infraestructura Educativa Básica	6,441,040,768
	FAM Infraestructura Educativa Media Superior y Superior	474,623,838
	FASSA	12,257,731,857
35 Comisión Nacional de los Derechos Humanos		**3,196,946**
	Atender asuntos de la niñez, la familia, adolescentes y personas adultas mayores	3,196,946

50 Instituto Mexicano del Seguro Social		**73,372,895,188**
	Atención a la salud pública	2,496,333,311
	Atención a la salud reproductiva	5,268,559,604
	Atención curativa eficiente	56,046,233,931
	Prestaciones sociales eficientes	267,670,056
	Servicios de guardería	9,294,098,286
51 Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado		**4,234,222,003**
	Atención Materno Infantil	116,994,446
	Consulta Externa Especializada	569,561,871
	Consulta Externa General	1,215,694,840
	Control de Enfermedades Prevenibles por Vacunación	300,703,559
	Control del Estado de Salud de la Embarazada	173,149,108
	Servicios de Estancias de Bienestar y Desarrollo Infantil	1,858,118,178

1/ Programa operado por la Comisión Nacional para el Desarrollo de los Pueblos Indígenas (CDI)

2/ Incluye al Sistema Nacional para el Desarrollo Integral de la Familia (DIF)

ANEXO 18. ACCIONES PARA LA PREVENCIÓN DEL DELITO, COMBATE A LAS ADICCIONES, RESCATE DE ESPACIOS PÚBLICOS Y PROMOCIÓN DE PROYECTOS PRODUCTIVOS (Pesos)

Ramo	Denominación	Monto
Total		**130,950,628,011**
04 Gobernación		**32,250,524,499**
	Actividades de apoyo a la función pública y buen gobierno	1,403,758
	Actividades de apoyo administrativo	3,817,299
	Actividades para contribuir al desarrollo político y cívico social del país	45,080,659
	Coordinación con las instancias que integran el Sistema Nacional de Seguridad Pública	630,816,400
	Desarrollo de instrumentos para la prevención del delito	1,566,573,939
	Divulgación de las acciones en materia de derechos humanos	34,432,499
	Fomento de la cultura de la participación ciudadana en la prevención del delito	341,112,322
	Implementación de operativos para la prevención y disuasión del delito	20,684,202,680
	Mecanismos de protección a periodistas y defensoras y defensores de derechos humanos	134,400,000
	Otorgamiento de subsidios en materia de Seguridad Pública a Entidades Federativas, Municipios y el Distrito Federal	4,733,026,525
	Otorgamiento de subsidios para la implementación de la reforma al sistema de justicia penal	976,443,840
	Programa Nacional de Prevención del Delito	2,595,000,000
	Promover la atención y prevención de la violencia contra las mujeres	191,423,983
	Promover la prevención, protección y atención en materia de trata de personas	10,431,671
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	141,873,365
	Realizar, promover y coordinar la generación, producción y distribución de materiales audiovisuales	160,485,559
06 Hacienda y Crédito Público		**328,079,712**
	Atención Integral a Familiares de Personas Desaparecidas o No Localizadas	46,823,274
	Atención Integral a Víctimas y Ofendidos de Delitos de Alto Impacto	186,884,616
	Detección y prevención de ilícitos financieros relacionados con el terrorismo y el lavado de dinero	94,371,822
07 Defensa Nacional		**4,364,444,063**
	Derechos humanos	41,021,816
	Programa de igualdad entre mujeres y hombres SDN	104,000,000
	Programa de Seguridad Pública de la Secretaría de la Defensa Nacional	2,811,277,388
	Sistema educativo militar	1,408,144,859
09 Comunicaciones y Transportes		**1,799,500,000**

	Programa de Empleo Temporal (PET)	1,799,500,000
10 Economía		**822,866,000**
	Competitividad en Logística y Centrales de Abasto	40,000,000
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	40,320,000
	Fondo Nacional Emprendedor	400,000,000
	Programa de Fomento a la Economía Social (FONAES)	315,546,000
	Programa Nacional de Financiamiento al Microempresario	27,000,000
11 Educación Pública		**79,362,797,808**
	Atención al deporte	736,845,170
	Cultura Física	735,511,503
	Deporte	2,112,542,506
	Diseño, construcción, certificación y evaluación de la infraestructura física educativa	230,738,943
	Formación y certificación para el trabajo	2,648,446,919
	Fortalecimiento a la educación y la cultura indígena	101,634,921
	Impulso al desarrollo de la cultura	5,881,351,223
	Instituciones Estatales de Cultura	1,025,960,032
	Producción y distribución de libros, materiales educativos, culturales y comerciales	283,096,047
	Producción y transmisión de materiales educativos y culturales	1,265,428,207
	Programa de Apoyo a la Infraestructura Cultural de los Estados (PAICE)	600,000,000
	Programa de Apoyo a las Culturas Municipales y Comunitarias (PACMYC)	48,587,667
	Programa de Desarrollo Humano Oportunidades	28,275,868,044
	Programa de Escuela Segura	340,000,000
	Programa de Expansión en la Oferta Educativa en Educación Media Superior y Superior	5,462,705,207
	Programa de Inclusión y Alfabetización Digital	2,510,135,065
	Programa Escuelas de Calidad	1,515,911,529
	Programa Escuelas de Tiempo Completo	12,000,381,528
	Programa Nacional de Becas	13,587,653,297
12 Salud		**1,374,059,102**
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud	950,000
	Prevención y atención contra las adicciones	1,358,805,372
	Programa Comunidades Saludables	11,345,211
	Promoción de la salud, prevención y control de enfermedades crónico degenerativas y transmisibles y lesiones	2,958,519
13 Marina		**2,414,492,667**
	Administración y fomento de la educación naval	1,491,388,829
	Desarrollo de las comunicaciones navales e informática	142,469,844
	Desarrollo y dirección de la política y estrategia naval	780,633,994
14 Trabajo y Previsión Social		**1,798,213**
	Capacitación a trabajadores	24,848
	Ejecución a nivel nacional de los programas y acciones de la Política Laboral	1,000,000
	Fomento de la equidad de género y la no discriminación en el mercado laboral	116,835
	Instrumentación de la política laboral	656,530
15 Desarrollo Agrario, Territorial y Urbano		**2,081,704,351**
	Programa de Apoyo a Jóvenes para la Productividad de Futuras Empresas Rurales	10,000,000
	Programa de Apoyo para la Productividad de la Mujer Emprendedora	114,182,595
	Programa de vivienda digna	64,393,834
	Programa Hábitat	765,697,922

	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)	70,000,000
	Fomento al Desarrollo Agrario	22,430,000
	Rescate de espacios públicos	1,035,000,000
17 Procuraduría General de la República		**1,930,661,955**
	Promoción del Desarrollo Humano y Planeación Institucional	1,773,052,581
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	157,609,374
20 Desarrollo Social		**4,219,699,640**
	Actividades de apoyo a la función pública y buen gobierno	2,063,284
	Actividades de apoyo administrativo	27,786,079
	Cuotas, Apoyos y Aportaciones a Organismos Internacionales	3,198,157
	Generación y articulación de políticas públicas integrales de juventud	243,974,392
	Programa 3 x 1 para Migrantes	123,754,789
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres	167,645,033
	Programa de Coinversión Social	83,282,846
	Programa de Empleo Temporal (PET)	1,250,629,574
	Programa de estancias infantiles para apoyar a madres trabajadoras	619,344,515
	Programa de Opciones Productivas	112,203,550
	Programa para el Desarrollo de Zonas Prioritarias	1,142,771,293
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)	192,290,440
	Seguro de vida para jefas de familia	182,732,188
	Subsidios a programas para jóvenes	68,023,500

ANEXO 19. PROGRAMAS DEL RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS (pesos)

	Monto
Programa Salarial	**10,397,231,472**
Situaciones laborales supervenientes	10,397,231,472
Provisiones Económicas	**14,639,409,580**
Fondo de Desastres Naturales (FONDEN)	14,217,187,718
Fideicomiso FONDEN	7,217,187,718
Fondo Guerrero	7,000,000,000
Fondo de Prevención de Desastres Naturales (FOPREDEN)	335,190,960
Comisiones y pago a CECOBAN	87,030,902
Provisiones Salariales y Económicas (Operación)	**5,789,299,438**
Otras provisiones económicas	**69,596,749,098**
Programas Regionales	3,014,248,200
Fondo de Apoyo para el Desarrollo Rural Sustentable	300,000,000
Fondo Regional	6,747,000,000
Chiapas	1,471,831,499
Guerrero	1,332,723,395
Oaxaca	1,257,488,757
Veracruz	469,540,658
Hidalgo	445,017,403
Michoacán	426,796,288
Guanajuato	376,240,895
Puebla	367,009,026

	Zacatecas	320,728,936
	San Luis Potosí	279,623,143
Fondos Metropolitanos		9,943,468,314
	Zona Metropolitana de la Ciudad de Aguascalientes	133,557,442
	Zona Metropolitana de la Ciudad de Tijuana	115,814,981
	Zona Metropolitana de Mexicali	37,521,051
	Zona Metropolitana de la Ciudad de Tuxtla Gutiérrez	86,916,191
	Zona Metropolitana de Juárez	52,045,623
	Zona Metropolitana de Chihuahua	46,262,776
	Zona Metropolitana de Saltillo	115,656,940
	Zona Metropolitana de Monclova - Frontera	57,828,470
	Zona Metropolitana de Piedras Negras	46,262,776
	Zona Metropolitana de Colima - Villa de Álvarez	46,262,776
	Zona Metropolitana de Tecomán	27,757,665
	Zona Metropolitana de la Ciudad de León	404,799,293
	Zona Metropolitana de La Laja - Bajío	10,409,124
	Zona Metropolitana de Moroleón - Uriangato	27,757,665
	Zona Metropolitana de la Ciudad Acapulco	106,341,709
	Zona Metropolitana de Pachuca	115,406,235
	Zona Metropolitana de Tulancingo	34,621,870
	Zona Metropolitana de Tula	57,828,470
	Zona Metropolitana de la Ciudad de Guadalajara	1,018,012,394
	Zona Metropolitana de Ocotlán	33,540,513
	Zona Metropolitana de Toluca	404,799,293
	Zona Metropolitana de Morelia	40,479,929
	Zona Metropolitana de Cuernavaca	52,045,623
	Zona Metropolitana de Cuautla	13,878,832
	Zona Metropolitana de Tepic	57,703,117
	Zona Metropolitana de la Ciudad de Monterrey	876,679,612
	Zona Metropolitana de la Ciudad de Oaxaca	75,177,011
	Zona Metropolitana de Tehuacán	26,948,066
	Zona Metropolitana de la Ciudad de Querétaro	230,812,471
	Zona Metropolitana de la Ciudad Cancún	112,765,517
	Zona Metropolitana de San Luis Potosí-Soledad de G. S.	92,462,876
	Zona Metropolitana de Río Verde - Cd. Fernández	27,757,665
	Zona Metropolitana de la Ciudad de Villahermosa	115,406,235
	Zona Metropolitana de Reynosa - Río Bravo	46,262,776
	Zona Metropolitana de Matamoros	40,479,929
	Zona Metropolitana de Tlaxcala - Apizaco	40,479,929
	Zona Metropolitana del Valle de México	3,919,035,473
	Zona Metropolitana de Puebla-Tlaxcala	349,283,962
	Zona Metropolitana de la Laguna	487,879,219
	Zona Metropolitana de Puerto Vallarta	47,766,316
	Zona Metropolitana de La Piedad - Pénjamo	18,505,110
	Zona Metropolitana de Veracruz	58,059,784

	Zona Metropolitana de Xalapa	23,131,387
	Zona Metropolitana de Coatzacoalcos	46,262,776
	Zona Metropolitana de Acayucan	21,627,847
	Zona Metropolitana de la Ciudad Mérida	85,470,478
	Zona Metropolitana de Zacatecas - Guadalupe	57,703,117
Fondo de Apoyo en Infraestructura y productividad		2,535,100,960
Implementación del Sistema de Justicia Penal		5,000,000,000
Conservación, operación y equipamiento de los recintos de los Poderes		500,000,000
Programa para la Fiscalización del Gasto Federalizado		368,710,056
Fondo de Apoyo a Migrantes		200,000,000
Seguridad y Logística		1,630,207,700
Presupuesto Basado en Resultados-Sistema de Evaluación del Desempeño		625,598,695
Provisión para la Armonización Contable		55,865,160
Contingencias económicas		979,425,314
Derecho especial sobre Minería		1,424,900,000
Fondo para Fronteras		3,000,000,000
Fondo Sur - Sureste		500,000,000
Fondo de Capitalidad		3,000,000,000
Fondo para la Accesibilidad para las Personas con discapacidad (Anexo 19.1)		500,000,000
Fondo de pavimentación, espacios deportivos, alumbrado público y rehabilitación de infraestructura educativa para municipios y demarcaciones territoriales (Anexo 19.2)		5,000,000,000
Fondo de Cultura (Anexo 19.3)		2,728,525,258
Fondo de Infraestructura Deportiva (Anexo 19.4)		3,211,584,162
Proyectos de Desarrollo Regional		18,332,115,279
	Programa para el Rescate del Acapulco Tradicional	100,000,000
	Proyectos para el Desarrollo Regional de la Zona Henequenera del Sureste	200,000,000
	Ampliaciones de la H. Cámara de Diputados (Anexo 19.5)	18,032,115,279
Gastos asociados a ingresos petroleros		**22,534,000,000**
TOTAL		**122,956,689,588**

ANEXO 19.1. DISTRIBUCIÓN DEL FONDO PARA LA ACCESIBILIDAD PARA LAS PERSONAS CON DISCAPACIDAD (pesos)

Entidad	Monto
Aguascalientes	6,509,756
Baja California	13,242,916
Baja California Sur	4,309,311
Campeche	7,989,551
Coahuila	11,926,774
Colima	7,502,466
Chiapas	18,659,635
Chihuahua	14,783,041
Distrito Federal	31,915,672
Durango	20,797,076
Guanajuato	20,046,796
Guerrero	14,206,099
Hidalgo	12,361,120
Jalisco	26,186,331
México	54,517,628

Michoacán	16,990,621
Morelos	8,983,917
Nayarit	6,796,187
Nuevo León	17,492,599
Oaxaca	15,644,821
Puebla	21,810,171
Querétaro	8,853,194
Quintana Roo	9,440,987
San Luis Potosí	12,270,283
Sinaloa	12,871,891
Sonora	11,690,394
Tabasco	10,756,536
Tamaulipas	14,104,593
Tlaxcala	7,238,323
Veracruz	29,414,091
Yucatán	10,014,359
Zacatecas	20,672,861
TOTAL	**500,000,000**

ANEXO 19.2 FONDO DE PAVIMENTACION, ESPACIOS DEPORTIVOS, ALUMBRADO PÚBLICO Y REHABILITACIÓN DE INFRAESTRUCTURA EDUCATIVA PARA MUNICIPIOS Y DEMARCACIONES TERRITORIALES (pesos)

Entidad	Municipio	Monto
Aguascalientes	Aguascalientes	3,500,000
Aguascalientes	Asientos	3,600,000
Aguascalientes	Calvillo	7,000,000
Aguascalientes	Cosío	1,200,000
Aguascalientes	El Llano	1,450,000
Aguascalientes	Jesús María	1,000,000
Aguascalientes	Pabellón de Arteaga	4,250,000
Aguascalientes	San José de Gracia	4,294,157
Aguascalientes	Tepezalá	1,000,000
Baja California	Ensenada	10,000,000
Baja California	Mexicali	13,500,000
Baja California	Playas de Rosarito	9,999,998
Baja California	Tijuana	33,500,000
Baja California Sur	Los Cabos	10,000,000
Baja California Sur	Comondú	14,000,000
Campeche	Calakmul	1,750,000
Campeche	Calkiní	5,630,000
Campeche	Campeche	6,570,000
Campeche	Candelaria	2,850,000
Campeche	Carmen	800,000
Campeche	Champotón	11,350,000
Campeche	Escárcega	6,450,000
Campeche	Hecelchakán	6,950,000
Campeche	Hopelchén	3,250,000
Campeche	Palizada	2,850,000
Campeche	Tenabo	1,650,000
Chiapas	Acacoyagua	2,930,000
Chiapas	Amatán	2,500,000

Chiapas	Amatenango de la Frontera	2,000,000
Chiapas	Arriaga	7,020,000
Chiapas	Bejucal de Ocampo	2,000,000
Chiapas	Bella Vista	2,000,000
Chiapas	Berriozábal	2,500,000
Chiapas	Bochil	15,714,516
Chiapas	Cacahoatán	3,000,000
Chiapas	Catazajá	2,000,000
Chiapas	Chamula	2,709,660
Chiapas	Chiapa de Corzo	4,000,000
Chiapas	Copainalá	2,500,000
Chiapas	Escuintla	2,500,000
Chiapas	Frontera Hidalgo	926,640
Chiapas	Huitiupán	3,000,000
Chiapas	Huixtla	4,500,000
Chiapas	Ixhuatán	2,000,000
Chiapas	Ixtapa	2,799,998
Chiapas	Mapastepec	2,000,000
Chiapas	Mazatán	3,200,000
Chiapas	Ocozocoautla de Espinosa	2,500,000
Chiapas	Palenque	4,000,000
Chiapas	Pijijiapan	3,862,074
Chiapas	Reforma	2,937,926
Chiapas	San Cristobal de las Casas	4,038,743
Chiapas	Suchiapa	6,000,000
Chiapas	Suchiate	2,067,407
Chiapas	Tapachula	3,335,813
Chiapas	Tonalá	1,050,000
Chiapas	Tuxtla Chico	3,618,567
Chiapas	Tuxtla Gutiérrez	19,442,670
Chiapas	Unión Juárez	3,000,000
Chiapas	Zinacantán	3,251,592
Chihuahua	Casas Grandes	500,000
Chihuahua	Chihuahua	22,750,000
Chihuahua	Cuauhtémoc	2,550,000
Chihuahua	Galeana	500,000
Chihuahua	Gómez Farías	500,000
Chihuahua	Guadalupe	528,000
Chihuahua	Guerrero	600,000
Chihuahua	Janos	1,000,000
Chihuahua	Jiménez	2,000,000
Chihuahua	Juárez	27,483,185
Chihuahua	Julimes	3,000,000
Chihuahua	López	5,000,000
Chihuahua	Madera	5,604,040
Chihuahua	Manuel Benavides	5,000,000

Chihuahua	Matachí	900,000
Chihuahua	Moris	500,000
Chihuahua	Namiquipa	4,025,000
Chihuahua	Nuevo Casas Grandes	5,137,524
Chihuahua	Ojinaga	3,000,000
Chihuahua	Praxedis G. Guerrero	802,106
Chihuahua	Riva Palacio	1,600,000
Chihuahua	Rosales	2,000,000
Chihuahua	San Francisco de Conchos	2,500,000
Chihuahua	Temósachic	1,500,000
Coahuila de Zaragoza	Acuña	940,000
Coahuila de Zaragoza	Allende	600,000
Coahuila de Zaragoza	Candela	500,000
Coahuila de Zaragoza	Castaños	1,000,000
Coahuila de Zaragoza	Cuatro Ciénegas	500,000
Coahuila de Zaragoza	Francisco I. Madero	300,000
Coahuila de Zaragoza	Hidalgo	460,000
Coahuila de Zaragoza	Jiménez	400,000
Coahuila de Zaragoza	Matamoros	1,400,000
Coahuila de Zaragoza	Monclova	3,500,000
Coahuila de Zaragoza	Morelos	2,000,000
Coahuila de Zaragoza	Múzquiz	1,800,000
Coahuila de Zaragoza	Nava	900,000
Coahuila de Zaragoza	Ocampo	250,000
Coahuila de Zaragoza	Parras	600,000
Coahuila de Zaragoza	Piedras Negras	4,800,000
Coahuila de Zaragoza	Sabinas	7,000,000
Coahuila de Zaragoza	Saltillo	90,500,000
Coahuila de Zaragoza	San Buenaventura	1,500,000
Coahuila de Zaragoza	San Juan de Sabinas	1,700,000
Coahuila de Zaragoza	San Pedro	3,950,000
Coahuila de Zaragoza	Torreón	5,600,000
Coahuila de Zaragoza	Viesca	2,400,000
Coahuila de Zaragoza	Villa Unión	400,000
Coahuila de Zaragoza	Zaragoza	1,100,000
Colima	Armería	1,100,000
Colima	Colima	10,304,356
Colima	Comala	500,000
Colima	Coquimatlán	9,562,283
Colima	Ixtlahuacán	1,233,360
Colima	Manzanillo	14,800,000
Colima	Minatitlán	1,000,000
Colima	Tecomán	2,200,000
Colima	Villa de Álvarez	6,000,000
Distrito Federal	Álvaro Obregón	43,900,000
Distrito Federal	Azcapotzalco	5,700,000
Distrito Federal	Benito Juárez	13,500,000

Distrito Federal	Coyoacán	13,100,000
Distrito Federal	Cuauhtémoc	59,999,998
Distrito Federal	Gustavo A. Madero	11,500,000
Distrito Federal	Iztacalco	40,000,000
Distrito Federal	Iztapalapa	47,200,000
Distrito Federal	La Magdalena Contreras	48,000,000
Distrito Federal	Miguel Hidalgo	96,800,000
Distrito Federal	Tlalpan	23,000,000
Distrito Federal	Venustiano Carranza	30,000,000
Durango	Canatlán	650,000
Durango	Coneto de Comonfort	850,000
Durango	Cuencamé	1,100,000
Durango	Durango	29,999,992
Durango	General Simón Bolivar	850,000
Durango	Gómez Palacio	4,999,996
Durango	Hidalgo	800,000
Durango	Lerdo	5,000,000
Durango	Mapimí	800,000
Durango	Nazas	850,000
Durango	Rodeo	1,100,000
Durango	San Juan del Río	1,050,000
Durango	San Luis del Cordero	1,100,000
Durango	Santa Clara	850,000
Guanajuato	Apaseo el Grande	3,500,000
Guanajuato	Celaya	13,500,000
Guanajuato	Cuerámaro	5,580,000
Guanajuato	Dolores Hidalgo Cuna de la Independencia Nacional	4,999,998
Guanajuato	Guanajuato	25,366,024
Guanajuato	Huanímaro	2,500,000
Guanajuato	Irapuato	14,500,000
Guanajuato	Jaral del Progreso	2,000,000
Guanajuato	León	7,000,000
Guanajuato	Manuel Doblado	4,000,000
Guanajuato	Moroleón	5,500,000
Guanajuato	Pueblo Nuevo	1,553,975
Guanajuato	Salamanca	3,750,000
Guanajuato	Salvatierra	1,000,000
Guanajuato	San Francisco del Rincón	5,000,000
Guanajuato	San José Iturbide	1,000,000
Guanajuato	San Luis de la Paz	1,000,000
Guanajuato	San Miguel de Allende	754,000
Guanajuato	Santa Catarina	3,000,000
Guanajuato	Santiago Maravatío	500,000
Guanajuato	Silao	5,250,000
Guanajuato	Tierra Blanca	1,000,000
Guanajuato	Uriangato	500,000
Guanajuato	Valle de Santiago	1,500,000

Guanajuato	Victoria	2,000,000
Guanajuato	Xichú	1,999,999
Guanajuato	Yuriria	1,000,000
Guerrero	Acapulco de Juárez	49,107,571
Guerrero	Alpoyeca	1,500,000
Guerrero	Arcelia	935,000
Guerrero	Atenango del Río	2,000,000
Guerrero	Buenavista de Cuéllar	2,000,000
Guerrero	Chilpancingo de los Bravo	10,000,000
Guerrero	Coahuayutla de José María Izazaga	9,999,999
Guerrero	Copalillo	2,000,000
Guerrero	Coyuca de Catalán	1,000,000
Guerrero	Cuajinicuilapa	10,900,000
Guerrero	Cuautepec	600,000
Guerrero	Cutzamala de Pinzón	1,000,000
Guerrero	General Heliodoro Castillo	1,000,000
Guerrero	Huitzuco de los Figueroa	1,500,000
Guerrero	Iguala de la Independencia	2,300,000
Guerrero	Ixcateopan de Cuauhtémoc	2,000,000
Guerrero	Juan R. Escudero	10,000,000
Guerrero	Juchitán	1,092,000
Guerrero	Malinaltepec	1,000,000
Guerrero	Marquelia	1,069,764
Guerrero	Petatlán	1,767,962
Guerrero	Pilcaya	10,000,000
Guerrero	Pungarabato	1,400,000
Guerrero	San Luis Acatlán	5,400,000
Guerrero	San Marcos	2,568,272
Guerrero	Teloloapan	9,000,000
Guerrero	Tepecoacuilco de Trujano	12,500,000
Guerrero	Tlacoapa	1,100,000
Guerrero	Tlalchapa	8,999,999
Guerrero	Tlalixtaquilla de Maldonado	1,000,000
Guerrero	Tlapa de Comonfort	6,071,291
Guerrero	Zihuatanejo de Azueta	2,002,000
Guerrero	Zirándaro	5,365,000
Hidalgo	Acatlán	1,000,000
Hidalgo	Acaxochitlán	3,150,000
Hidalgo	Agua Blanca de Iturbide	1,348,495
Hidalgo	Ajacuba	999,991
Hidalgo	Alfajayucan	2,092,798
Hidalgo	Almoloya	650,000
Hidalgo	Apan	1,190,372
Hidalgo	Atotonilco de Tula	1,000,000
Hidalgo	Cardonal	935,623
Hidalgo	El Arenal	1,000,000
Hidalgo	Eloxochitlán	999,998

Hidalgo	Emiliano Zapata	742,434
Hidalgo	Epazoyucan	2,353,694
Hidalgo	Huasca de Ocampo	1,000,000
Hidalgo	Huazalingo	2,500,000
Hidalgo	Huehuetla	1,000,000
Hidalgo	Huejutla de Reyes	3,510,000
Hidalgo	Huichapan	3,999,998
Hidalgo	Ixmiquilpan	2,500,000
Hidalgo	Jacala de Ledezma	1,999,999
Hidalgo	Juárez Hidalgo	999,997
Hidalgo	Metepec	3,271,342
Hidalgo	Metztitlán	2,500,000
Hidalgo	Mineral de la Reforma	8,686,000
Hidalgo	Mineral del Chico	1,316,657
Hidalgo	Mineral del Monte	1,000,000
Hidalgo	Mixquiahuala de Juárez	999,999
Hidalgo	Molango de Escamilla	1,000,000
Hidalgo	Nopala de Villagrán	2,000,000
Hidalgo	Omitlán de Juárez	3,000,000
Hidalgo	Pachuca de Soto	12,257,869
Hidalgo	Pisaflores	318,595
Hidalgo	San Agustín Metzquititlán	3,953,793
Hidalgo	San Agustín Tlaxiaca	1,500,000
Hidalgo	San Bartolo Tutotepec	1,000,000
Hidalgo	San Felipe de Orizatlán	4,310,000
Hidalgo	San Salvador	2,500,000
Hidalgo	Santiago Tulantepec de Lugo Guerrero	1,187,860
Hidalgo	Tasquillo	2,500,000
Hidalgo	Tecozautla	637,190
Hidalgo	Tenango de Doria	550,000
Hidalgo	Tepeapulco	1,400,000
Hidalgo	Tepeji del Río de Ocampo	800,000
Hidalgo	Tepetitlán	1,500,000
Hidalgo	Tezontepec de Aldama	550,000
Hidalgo	Tizayuca	1,000,000
Hidalgo	Tlahuiltepa	2,000,000
Hidalgo	Tlanchinol	2,180,000
Hidalgo	Tlaxcoapan	3,810,288
Hidalgo	Tolcayuca	1,202,425
Hidalgo	Tula de Allende	749,999
Hidalgo	Tulancingo de Bravo	920,000
Hidalgo	Zapotlán de Juárez	2,512,686
Hidalgo	Zimapán	7,015,788
Jalisco	Acatic	5,000,000
Jalisco	Amacueca	1,000,000
Jalisco	Amatitán	1,000,000
Jalisco	Arandas	4,100,000

Jalisco	Atotonilco el Alto	2,000,000
Jalisco	Autlán de Navarro	1,000,000
Jalisco	Ayotlán	1,000,000
Jalisco	Ayutla	4,000,000
Jalisco	Cañadas de Obregón	60,000
Jalisco	Cihuatlán	1,000,000
Jalisco	Cocula	3,000,000
Jalisco	Colotlán	1,000,000
Jalisco	Concepción de Buenos Aires	7,000,000
Jalisco	Cuautitlán de García Barragán	1,000,000
Jalisco	Chapala	5,000,000
Jalisco	Chimaltitán	2,500,000
Jalisco	Ejutla	1,000,000
Jalisco	El Grullo	1,500,000
Jalisco	El Limón	1,000,000
Jalisco	El Salto	48,500,002
Jalisco	Guadalajara	17,592,092
Jalisco	Hostotipaquillo	4,000,000
Jalisco	Huejúcar	1,000,000
Jalisco	Huejuquilla el Alto	2,500,000
Jalisco	Ixtlahuacán de los Membrillos	8,000,000
Jalisco	Ixtlahuacán del Río	1,000,000
Jalisco	Jalostotitlán	135,000
Jalisco	Jamay	1,500,000
Jalisco	Jesús María	1,000,000
Jalisco	Jilotlán de los Dolores	800,000
Jalisco	Juchitlán	1,000,000
Jalisco	La Huerta	1,580,000
Jalisco	La Manzanilla de la Paz	1,900,000
Jalisco	Lagos de Moreno	5,833,000
Jalisco	Magdalena	1,000,000
Jalisco	Mascota	500,000
Jalisco	Mazamitla	7,400,000
Jalisco	Mexticacán	60,000
Jalisco	Mixtlán	420,000
Jalisco	Ocotlán	2,500,000
Jalisco	Ojuelos de Jalisco	5,832,999
Jalisco	Poncitlán	1,200,000
Jalisco	Puerto Vallarta	9,643,250
Jalisco	San Diego de Alejandría	1,060,000
Jalisco	San Gabriel	1,000,000
Jalisco	San Ignacio Cerro Gordo	1,060,000
Jalisco	San Juan de los Lagos	7,934,000
Jalisco	San Juanito de Escobedo	1,000,000
Jalisco	San Julián	1,000,000
Jalisco	San Marcos	1,000,000
Jalisco	San Pedro Tlaquepaque	44,407,624
Jalisco	San Sebastián del Oeste	700,000

Jalisco	Talpa de Allende	2,000,000
Jalisco	Tamazula de Gordiano	1,990,000
Jalisco	Teocaltiche	2,500,000
Jalisco	Tepatitlán de Morelos	315,000
Jalisco	Tequila	2,700,000
Jalisco	Tizapán el Alto	600,000
Jalisco	Tlajomulco de Zúñiga	5,000,000
Jalisco	Tonalá	62,200,000
Jalisco	Tonila	1,400,000
Jalisco	Tototlán	2,000,000
Jalisco	Tuxpan	2,000,000
Jalisco	Unión de San Antonio	8,750,000
Jalisco	Valle de Guadalupe	1,810,000
Jalisco	Villa Corona	1,500,000
Jalisco	Villa Guerrero	1,000,000
Jalisco	Villa Purificación	800,000
Jalisco	Yahualica de González Gallo	2,850,000
Jalisco	Zapopan	19,999,994
Jalisco	Zapotiltic	3,510,000
Jalisco	Zapotitlán de Vadillo	1,000,000
Jalisco	Zapotlán el Grande	5,000,000
Jalisco	Zapotlanejo	3,000,000
México	Acambay de Ruíz Castañeda	10,000,000
México	Acolman	5,700,000
México	Almoloya de Juárez	10,000,000
México	Apaxco	10,000,000
México	Atizapán de Zaragoza	48,560,000
México	Atlacomulco	2,000,000
México	Axapusco	900,000
México	Calimaya	4,500,000
México	Capulhuac	4,300,000
México	Chalco	1,834,145
México	Chapultepec	1,000,000
México	Chiautla	13,410,718
México	Chicoloapan	13,992,617
México	Chimalhuacán	10,000,000
México	Coacalco de Berriozábal	28,849,996
México	Coatepec Harinas	10,000,000
México	Cuautitlán Izcalli	10,000,000
México	Ecatepec de Morelos	24,989,277
México	El Oro	2,000,000
México	Huixquilucan	111,000,000
México	Isidro Fabela	6,999,961
México	Ixtapaluca	5,000,000
México	Ixtapan de la Sal	1,000,000
México	Jaltengo	4,999,999
México	Jilotepec	23,860,000
México	Jocotitlán	2,000,000

México	La Paz	8,359,121
México	Lerma	2,100,000
México	Luvianos	3,000,000
México	Malinalco	1,000,000
México	Melchor Ocampo	9,999,985
México	Metepec	8,800,000
México	Mexicatzingo	1,000,000
México	Naucalpan de Juárez	10,000,000
México	Nezahualcóyotl	60,000,000
México	Nicolás Romero	5,000,000
México	Nopaltepec	800,000
México	Ocoyoacac	1,000,000
México	Ocuilan	1,000,000
México	Otumba	1,500,000
México	Papalotla	10,300,000
México	Polotitlán	5,000,000
México	Rayón	37,623,998
México	San Antonio la Isla	1,000,000
México	San José del Rincón	2,000,000
México	San Martín de las Pirámides	900,000
México	San Mateo Atenco	3,000,000
México	San Simón de Guerrero	2,500,000
México	Tecámac	5,990,000
México	Temamatla	3,165,854
México	Temascalcingo	6,200,000
México	Temascaltepec	9,000,000
México	Tenancingo	8,299,998
México	Tenango del Aire	2,000,000
México	Tenango del Valle	5,999,999
México	Teotihuacán	2,500,000
México	Tepetlaoxtoc	900,000
México	Texcoco	15,000,000
México	Tianguistenco	1,000,000
México	Timilpan	20,000,000
México	Tlalmanalco	3,999,999
México	Tlalnepantla de Baz	18,550,000
México	Tlatlaya	10,000,000
México	Toluca	22,000,000
México	Tonatico	1,000,000
México	Tultepec	12,000,000
México	Tultitlán	1,500,000
México	Valle de Chalco Solidaridad	38,999,998
México	Villa Guerrero	2,000,000
México	Xonacatlán	3,500,000
México	Zinacantepec	2,000,000
México	Zumpango	2,000,000
Michoacán de Ocampo	Acuitzio	981,828
Michoacán de Ocampo	Apatzingán	2,000,000

Michoacán de Ocampo	Aporo	3,800,000
Michoacán de Ocampo	Ario	1,100,000
Michoacán de Ocampo	Briseñas	200,000
Michoacán de Ocampo	Carácuaro	2,000,000
Michoacán de Ocampo	Charo	2,500,000
Michoacán de Ocampo	Cherán	600,000
Michoacán de Ocampo	Churintzio	3,000,000
Michoacán de Ocampo	Churumuco	3,680,000
Michoacán de Ocampo	Coeneo	5,000,000
Michoacán de Ocampo	Contepec	2,000,000
Michoacán de Ocampo	Cotija	2,500,000
Michoacán de Ocampo	Ecuandureo	4,000,000
Michoacán de Ocampo	Erongarícuaro	1,559,086
Michoacán de Ocampo	Gabriel Zamora	1,500,000
Michoacán de Ocampo	Irimbo	1,000,000
Michoacán de Ocampo	Ixtlán	3,750,000
Michoacán de Ocampo	Jiménez	16,617,714
Michoacán de Ocampo	Jiquilpan	7,407,915
Michoacán de Ocampo	Juárez	3,000,000
Michoacán de Ocampo	La Huacana	2,920,000
Michoacán de Ocampo	La Piedad	5,499,998
Michoacán de Ocampo	Los Reyes	3,000,000
Michoacán de Ocampo	Marcos Castellanos	1,000,000
Michoacán de Ocampo	Múgica	400,000
Michoacán de Ocampo	Ocampo	3,700,000
Michoacán de Ocampo	Pajacuarán	1,198,064
Michoacán de Ocampo	Panindícuaro	6,823,164
Michoacán de Ocampo	Paracho	8,400,000
Michoacán de Ocampo	Parácuaro	2,000,000
Michoacán de Ocampo	Pátzcuaro	7,000,000
Michoacán de Ocampo	Queréndaro	4,000,000
Michoacán de Ocampo	Quiroga	5,000,000
Michoacán de Ocampo	Sahuayo	32,592,125
Michoacán de Ocampo	Salvador Escalante	4,000,000
Michoacán de Ocampo	Tacámbaro	2,000,000
Michoacán de Ocampo	Tangamandapio	200,000
Michoacán de Ocampo	Taretan	1,000,000
Michoacán de Ocampo	Tingüindín	1,000,000
Michoacán de Ocampo	Tlalpujahua	2,000,000
Michoacán de Ocampo	Tlazazalca	4,000,000
Michoacán de Ocampo	Venustiano Carranza	200,000
Michoacán de Ocampo	Villamar	3,700,000
Michoacán de Ocampo	Yurécuaro	3,000,000
Michoacán de Ocampo	Zacapu	10,700,000
Michoacán de Ocampo	Zináparo	3,250,000
Michoacán de Ocampo	Zinapécuaro	6,000,000
Morelos	Ayala	18,400,000

Morelos	Cuautla	1,000,000
Morelos	Cuernavaca	10,450,000
Morelos	Emiliano Zapata	1,400,000
Morelos	Jiutepec	1,080,000
Morelos	Miacatlán	600,000
Morelos	Puente de Ixtla	7,000,000
Morelos	Temixco	8,470,000
Morelos	Tepalcingo	1,600,000
Morelos	Tepoztlán	10,000,000
Morelos	Tetecala	3,000,003
Morelos	Tlaquiltenango	1,000,000
Morelos	Totolapan	7,567,254
Morelos	Yautepec	1,000,000
Morelos	Zacualpan	2,000,000
Nayarit	Acaponeta	6,111,892
Nayarit	Amatlán de Cañas	7,000,000
Nayarit	Del Nayar	4,500,000
Nayarit	Huajicori	5,000,000
Nayarit	San Blas	6,150,000
Nayarit	San Pedro Lagunillas	3,000,000
Nayarit	Santa María del Oro	5,000,000
Nayarit	Santiago Ixcuintla	1,000,000
Nayarit	Tecuala	5,000,000
Nayarit	Tepic	5,888,188
Nayarit	Xalisco	3,850,000
Nuevo León	Abasolo	5,000,000
Nuevo León	Allende	11,000,000
Nuevo León	Anáhuac	5,000,000
Nuevo León	Aramberri	6,000,000
Nuevo León	Cadereyta Jiménez	7,000,000
Nuevo León	Doctor Arroyo	19,999,994
Nuevo León	Doctor González	7,000,000
Nuevo León	Galeana	2,000,000
Nuevo León	García	12,000,000
Nuevo León	General Bravo	10,500,000
Nuevo León	General Escobedo	40,000,000
Nuevo León	General Terán	4,500,000
Nuevo León	Guadalupe	20,000,000
Nuevo León	Hualahuises	10,000,000
Nuevo León	Juárez	2,500,000
Nuevo León	Lampazos de Naranjo	21,000,000
Nuevo León	Linares	6,768,028
Nuevo León	Montemorelos	6,500,000
Nuevo León	Monterrey	17,250,000
Nuevo León	Sabinas Hidalgo	2,000,000
Nuevo León	San Nicolás de los Garza	70,700,000
Nuevo León	San Pedro Garza García	7,000,000

Nuevo León	Santiago	4,500,000
Nuevo León	Vallecillo	2,000,000
Oaxaca	Asunción Ixtaltepec	5,000,000
Oaxaca	Asunción Nochixtlán	500,000
Oaxaca	Chahuites	2,500,000
Oaxaca	Chalcatongo de Hidalgo	1,000,000
Oaxaca	Ciudad Ixtepec	4,000,000
Oaxaca	Cosolapa	3,245,639
Oaxaca	Cosoltepec	2,000,000
Oaxaca	El Espinal	1,500,000
Oaxaca	Guevea de Humboldt	1,000,000
Oaxaca	Heroica Ciudad de Ejutla de Crespo	1,500,000
Oaxaca	Heroica Ciudad de Juchitán de Zaragoza	3,000,000
Oaxaca	Heroica Villa Tezoatlán de Segura y Luna, Cuna de la Independencia de Oaxaca	2,000,000
Oaxaca	Huautla de Jiménez	2,587,000
Oaxaca	Loma Bonita	2,500,000
Oaxaca	Magdalena Peñasco	2,500,000
Oaxaca	Magdalena Tequisistlán	6,000,000
Oaxaca	Magdalena Tlacotepec	1,200,000
Oaxaca	Mariscala de Juárez	2,000,000
Oaxaca	Mártires de Tacubaya	1,250,000
Oaxaca	Monjas	3,000,000
Oaxaca	Oaxaca de Juárez	1,800,000
Oaxaca	Pinotepa de Don Luis	1,200,000
Oaxaca	Reforma de Pineda	2,000,000
Oaxaca	Salina Cruz	1,000,000
Oaxaca	San Agustín Tlacotepec	500,000
Oaxaca	San Antonino Castillo Velasco	4,188,010
Oaxaca	San Antonino Monte Verde	4,000,000
Oaxaca	San Baltazar Chichicápam	1,853,384
Oaxaca	San Baltazar Yatzachi El Bajo	2,000,000
Oaxaca	San Bartolo Yautepec	2,000,000
Oaxaca	San Bartolomé Quialana	5,000,000
Oaxaca	San Blas Atempa	3,000,000
Oaxaca	San Esteban Atatlahuca	3,000,000
Oaxaca	San Felipe Usila	5,413,000
Oaxaca	San Francisco Ixhuatán	4,994,880
Oaxaca	San José Chiltepec	3,748,345
Oaxaca	San Juan Bautista Tuxtepec	1,000,000
Oaxaca	San Juan Cacahuatepec	2,500,000
Oaxaca	San Juan Cotzocón	3,000,000
Oaxaca	San Lucas Ojitlán	6,311,734
Oaxaca	San Mateo Río Hondo	5,000,000
Oaxaca	San Miguel Amatitlán	2,000,000
Oaxaca	San Miguel del Puerto	2,500,000
Oaxaca	San Miguel Tequixtepec	1,415,343
Oaxaca	San Pedro Amuzgos	2,000,000

Oaxaca	San Pedro Atoyac	1,250,000
Oaxaca	San Pedro Mixtepec - Dto. 22	1,500,000
Oaxaca	San Pedro Mixtepec - Dto. 26	2,462,141
Oaxaca	San Pedro Tapanatepec	2,000,000
Oaxaca	Santa Catarina Juquila	5,339,476
Oaxaca	Santa Catarina Ticuá	1,000,000
Oaxaca	Santa Cruz Tacahua	600,000
Oaxaca	Santa Cruz Xoxocotlán	2,000,000
Oaxaca	Santa Lucía del Camino	200,000
Oaxaca	Santa Lucía Monteverde	1,000,000
Oaxaca	Santa María Chachoápam	1,639,262
Oaxaca	Santa María Ipalapa	2,500,000
Oaxaca	Santa María Jacatepec	2,347,183
Oaxaca	Santa Maria Sola	1,500,000
Oaxaca	Santa María Yosoyúa	900,000
Oaxaca	Santa María Yucuhiti	1,000,000
Oaxaca	Santiago Jamiltepec	1,500,000
Oaxaca	Santiago Pinotepa Nacional	5,000,000
Oaxaca	Santiago Tetepec	2,000,000
Oaxaca	Santo Domingo Ingenio	8,000,000
Oaxaca	Santo Domingo Tehuantepec	5,300,000
Oaxaca	Santo Domingo Tonalá	3,000,000
Oaxaca	Santo Domingo Zanatepec	1,500,000
Oaxaca	Tlacolula de Matamoros	1,958,603
Oaxaca	Unión Hidalgo	5,000,000
Oaxaca	Villa de Etla	3,500,000
Oaxaca	Villa de Zaachila	2,165,646
Puebla	Acteopan	300,000
Puebla	Ajalpan	2,000,000
Puebla	Atempan	2,000,000
Puebla	Atlixco	1,100,000
Puebla	Atoyatempan	1,000,000
Puebla	Cañada Morelos	400,000
Puebla	Chalchicomula de Sesma	2,200,000
Puebla	Chiautla	1,000,000
Puebla	Chietla	1,200,000
Puebla	Chignahuapan	8,000,000
Puebla	Cuautinchán	6,000,000
Puebla	Cuetzalan	1,000,000
Puebla	Domingo Arenas	3,000,000
Puebla	Esperanza	3,600,000
Puebla	General Felipe Ángeles	1,000,000
Puebla	Huitziltepec	800,000
Puebla	Ixcamilpa de Guerrero	1,000,000
Puebla	Ixtacamaxtitlán	3,000,000
Puebla	Izúcar de Matamoros	5,000,000
Puebla	Juan Galindo	4,999,997

Puebla	Los Reyes de Juárez	4,000,000
Puebla	Nopalucan	1,000,000
Puebla	Olintla	1,500,000
Puebla	Oriental	1,000,000
Puebla	Puebla	22,900,000
Puebla	San Felipe Tepatlán	1,500,000
Puebla	San Juan Atenco	999,999
Puebla	San Martín Texmelucan	7,664,681
Puebla	San Salvador Huixcolotla	3,000,000
Puebla	Santa Isabel Cholula	1,500,000
Puebla	Tecamachalco	800,000
Puebla	Teopantlán	800,000
Puebla	Tepemaxalco	1,100,000
Puebla	Tepeojuma	3,700,000
Puebla	Tepexi de Rodríguez	10,000,000
Puebla	Tetela de Ocampo	2,000,000
Puebla	Tianguismanalco	500,000
Puebla	Tlacuilotepec	2,000,000
Puebla	Tlahuapan	2,800,000
Puebla	Tlapacoya	1,500,000
Puebla	Tlaxco	1,000,000
Puebla	Tochtepec	1,135,318
Puebla	Tzicatlacoyan	3,000,000
Puebla	Venustiano Carranza	2,000,000
Puebla	Xochitlán de Vicente Suárez	2,000,000
Puebla	Zacapoaxtla	1,500,000
Puebla	Zacatlán	7,000,000
Querétaro	Amealco de Bonfil	1,750,000
Querétaro	Arroyo Seco	950,000
Querétaro	Corregidora	10,270,000
Querétaro	El Marqués	3,500,000
Querétaro	Huimilpan	1,100,000
Querétaro	Pedro Escobedo	5,050,000
Querétaro	Peñamiller	3,000,000
Querétaro	Tequisquiapan	1,000,000
Querétaro	Tolimán	3,050,000
Quintana Roo	Benito Juárez	32,889,385
Quintana Roo	Felipe Carrillo Puerto	867,930
Quintana Roo	Isla Mujeres	12,500,000
Quintana Roo	José María Morelos	20,000,000
Quintana Roo	Lázaro Cárdenas	2,900,000
Quintana Roo	Othón P. Blanco	12,000,000
Quintana Roo	Solidaridad	27,139,230
Quintana Roo	Tulum	2,300,000
San Luis Potosí	Ahualulco	5,100,000
San Luis Potosí	Axtla de Terrazas	1,000,000
San Luis Potosí	Cerritos	12,000,000

San Luis Potosí	Cerro de San Pedro	2,000,000
San Luis Potosí	Ciudad del Maíz	4,999,998
San Luis Potosí	Ciudad Fernández	7,450,000
San Luis Potosí	Ciudad Valles	3,000,000
San Luis Potosí	Coxcatlán	2,000,000
San Luis Potosí	Matehuala	9,999,996
San Luis Potosí	Rioverde	7,623,797
San Luis Potosí	San Ciro de Acosta	4,926,202
San Luis Potosí	San Luis Potosí	10,000,000
San Luis Potosí	San Martín Chalchicuautla	5,000,000
San Luis Potosí	San Nicolás Tolentino	2,000,000
San Luis Potosí	Santa María del Río	8,000,000
San Luis Potosí	Soledad de Graciano Sánchez	2,000,000
San Luis Potosí	Tampamolón Corona	700,000
San Luis Potosí	Tancanhuitz	2,000,000
San Luis Potosí	Venado	16,300,000
San Luis Potosí	Villa de Reyes	835,719
San Luis Potosí	Xilitla	2,000,000
Sinaloa	Ahome	9,978,298
Sinaloa	Badiraguato	2,054,788
Sinaloa	Choix	3,999,999
Sinaloa	Concordia	3,000,000
Sinaloa	Cosalá	18,000,000
Sinaloa	Culiacán	27,999,988
Sinaloa	El Fuerte	25,100,000
Sinaloa	Elota	3,000,000
Sinaloa	Escuinapa	5,000,000
Sinaloa	Guasave	9,999,997
Sinaloa	Mazatlán	3,500,000
Sinaloa	Mocorito	8,999,999
Sinaloa	Navolato	19,999,998
Sinaloa	Rosario	4,000,000
Sinaloa	Salvador Alvarado	4,999,998
Sinaloa	San Ignacio	2,000,000
Sinaloa	Sinaloa	1,936,383
Sonora	Alamos	1,437,495
Sonora	Altar	1,590,000
Sonora	Arizpe	5,000,000
Sonora	Bavispe	8,367,573
Sonora	Caborca	6,340,000
Sonora	Cajeme	23,500,000
Sonora	Cananea	3,500,000
Sonora	Cucurpe	5,000,000
Sonora	Empalme	3,500,000
Sonora	Guaymas	1,590,000
Sonora	Hermosillo	7,000,000
Sonora	Huatabampo	7,000,000

Sonora	La Colorada	990,000
Sonora	Magdalena	2,650,000
Sonora	Navojoa	7,000,000
Sonora	Onavas	2,246,715
Sonora	Pitiquito	3,500,000
Sonora	Puerto Peñasco	3,000,000
Sonora	Rayón	3,120,000
Sonora	Sahuaripa	1,995,944
Sonora	Santa Ana	1,590,000
Sonora	San Luis Río Colorado	6,000,000
Sonora	Ures	2,089,512
Tabasco	Cárdenas	5,000,000
Tabasco	Centla	7,493,085
Tabasco	Centro	13,650,000
Tabasco	Comalcalco	27,000,000
Tabasco	Cunduacán	4,000,000
Tabasco	Huimanguillo	5,000,000
Tabasco	Jalpa de Méndez	2,775,000
Tabasco	Macuspana	3,000,000
Tabasco	Nacajuca	1,800,000
Tabasco	Paraíso	2,300,000
Tabasco	Tacotalpa	3,000,000
Tabasco	Tenosique	10,000,000
Tamaulipas	Bustamante	1,500,000
Tamaulipas	El Mante	2,000,000
Tamaulipas	Güémez	650,000
Tamaulipas	Jiménez	1,500,000
Tamaulipas	Llera	1,740,000
Tamaulipas	Mainero	3,490,015
Tamaulipas	Matamoros	86,999,990
Tamaulipas	Miguel Alemán	15,300,000
Tamaulipas	Mier	2,000,000
Tamaulipas	Nuevo Laredo	9,500,000
Tamaulipas	Nuevo Morelos	1,500,000
Tamaulipas	Ocampo	1,500,000
Tamaulipas	Padilla	1,465,000
Tamaulipas	Reynosa	34,695,071
Tamaulipas	Río Bravo	1,700,000
Tamaulipas	San Carlos	760,000
Tamaulipas	Tampico	7,428,707
Tamaulipas	Tula	1,840,000
Tamaulipas	Victoria	13,545,000
Tamaulipas	Xicoténcatl	2,000,000
Tlaxcala	Amaxac de Guerrero	1,500,000
Tlaxcala	Apizaco	2,364,516
Tlaxcala	Calpulalpan	3,500,000
Tlaxcala	Chiautempan	8,500,000

Tlaxcala	Cuapiaxtla	4,242,076
Tlaxcala	Huamantla	30,000,000
Tlaxcala	Ixtacuixtla de Mariano Matamoros	2,100,000
Tlaxcala	La Magdalena Tlaltelulco	7,000,000
Tlaxcala	Mazatecochco de José María Morelos	2,400,000
Tlaxcala	Nanacamilpa de Mariano Arista	5,000,000
Tlaxcala	Natívitas	3,817,742
Tlaxcala	San Jerónimo Zacualpan	10,000,000
Tlaxcala	San Juan Huactzcinco	2,000,000
Tlaxcala	San Lorenzo Axocomanitla	1,995,193
Tlaxcala	Sanctórum de Lázaro Cárdenas	1,817,742
Tlaxcala	Teolocholco	7,000,000
Tlaxcala	Tepeyanco	2,000,000
Tlaxcala	Tlaxcala	12,600,000
Tlaxcala	Tlaxco	1,000,000
Tlaxcala	Zacatelco	3,500,000
Tlaxcala	Zitlaltépec de Trinidad Sánchez Santos	1,000,000
Veracruz de Ignacio de la Llave	Actopan	5,000,000
Veracruz de Ignacio de la Llave	Álamo Temapache	9,999,999
Veracruz de Ignacio de la Llave	Angel R. Cabada	2,041,200
Veracruz de Ignacio de la Llave	Astacinga	1,600,000
Veracruz de Ignacio de la Llave	Atzalan	2,679,660
Veracruz de Ignacio de la Llave	Ayahualulco	2,000,000
Veracruz de Ignacio de la Llave	Benito Juárez	1,000,000
Veracruz de Ignacio de la Llave	Boca del Río	40,500,000
Veracruz de Ignacio de la Llave	Carlos A. Carrillo	2,000,000
Veracruz de Ignacio de la Llave	Catemaco	2,978,374
Veracruz de Ignacio de la Llave	Cazones de Herrera	1,623,335
Veracruz de Ignacio de la Llave	Chinameca	5,000,000
Veracruz de Ignacio de la Llave	Chocamán	1,000,000
Veracruz de Ignacio de la Llave	Coatzacoalcos	20,000,000
Veracruz de Ignacio de la Llave	Córdoba	3,500,000
Veracruz de Ignacio de la Llave	Cosoleacaque	11,401,194
Veracruz de Ignacio de la Llave	Cotaxtla	1,000,000
Veracruz de Ignacio de la Llave	Emiliano Zapata	2,500,000
Veracruz de Ignacio de la Llave	Gutíerrez Zamora	2,000,000
Veracruz de Ignacio de la Llave	Hidalgotitlán	1,632,752
Veracruz de Ignacio de la Llave	Huatusco	7,000,000
Veracruz de Ignacio de la Llave	Huayacocotla	2,200,000
Veracruz de Ignacio de la Llave	Ixhuacán de los Reyes	7,500,000
Veracruz de Ignacio de la Llave	Jáltipan	8,000,000
Veracruz de Ignacio de la Llave	José Azueta	1,000,000
Veracruz de Ignacio de la Llave	Martínez de la Torre	4,920,339
Veracruz de Ignacio de la Llave	Medellín	1,000,000
Veracruz de Ignacio de la Llave	Minatitlán	4,430,000
Veracruz de Ignacio de la Llave	Misantla	2,400,000
Veracruz de Ignacio de la Llave	Moloacán	3,937,246

Veracruz de Ignacio de la Llave	Orizaba	34,999,997
Veracruz de Ignacio de la Llave	Oteapan	1,000,000
Veracruz de Ignacio de la Llave	Ozuluama de Mascareñas	1,508,417
Veracruz de Ignacio de la Llave	Pánuco	3,940,000
Veracruz de Ignacio de la Llave	Perote	80,000,000
Veracruz de Ignacio de la Llave	Playa Vicente	2,000,000
Veracruz de Ignacio de la Llave	Poza Rica de Hidalgo	8,369,389
Veracruz de Ignacio de la Llave	San Andrés Tuxtla	4,980,455
Veracruz de Ignacio de la Llave	Tampico Alto	1,551,583
Veracruz de Ignacio de la Llave	Tecolutla	4,499,999
Veracruz de Ignacio de la Llave	Tempoal	3,000,000
Veracruz de Ignacio de la Llave	Tierra Blanca	6,500,000
Veracruz de Ignacio de la Llave	Tlalixcoyan	2,000,000
Veracruz de Ignacio de la Llave	Vega de Alatorre	2,500,000
Veracruz de Ignacio de la Llave	Xalapa	7,500,000
Veracruz de Ignacio de la Llave	Xico	7,952,502
Veracruz de Ignacio de la Llave	Yecuatla	2,500,000
Veracruz de Ignacio de la Llave	Zongolica	10,000,000
Veracruz de Ignacio de la Llave	Zontecomatlán de López y Fuentes	1,000,000
Veracruz de Ignacio de la Llave	Zozocolco de Hidalgo	3,500,000
Yucatán	Abalá	4,500,000
Yucatán	Akil	3,750,000
Yucatán	Bokobá	1,500,000
Yucatán	Buctzotz	1,000,000
Yucatán	Cacalchén	5,000,000
Yucatán	Celestún	1,000,000
Yucatán	Chapab	2,000,000
Yucatán	Chemax	10,000,000
Yucatán	Chicxulub Pueblo	2,500,000
Yucatán	Chikindzonot	3,000,000
Yucatán	Cuzamá	1,000,000
Yucatán	Dzán	3,500,000
Yucatán	Dzidzantún	4,500,000
Yucatán	Dzilam de Bravo	2,000,000
Yucatán	Dzilam González	2,000,000
Yucatán	Dzoncauich	3,500,000
Yucatán	Homún	1,000,000
Yucatán	Huhí	3,500,000
Yucatán	Ixil	2,000,000
Yucatán	Kinchil	7,000,000
Yucatán	Kopomá	750,000
Yucatán	Mama	1,000,000
Yucatán	Maxcanú	1,500,000
Yucatán	Mayapán	7,000,000
Yucatán	Mocochá	9,300,000
Yucatán	Opichén	8,500,000
Yucatán	Oxkutzcab	4,000,000

Yucatán	Peto	2,000,000
Yucatán	San Felipe	1,500,000
Yucatán	Sanahcat	1,000,000
Yucatán	Seyé	6,000,000
Yucatán	Sotuta	2,500,000
Yucatán	Suma	1,500,000
Yucatán	Teabo	1,000,000
Yucatán	Tecoh	1,000,000
Yucatán	Tekantó	1,000,000
Yucatán	Telchac Puerto	5,025,613
Yucatán	Tepakán	5,000,000
Yucatán	Tetiz	10,750,000
Yucatán	Ticul	1,500,000
Yucatán	Timucuy	10,000,000
Yucatán	Tixkokob	11,000,000
Yucatán	Tixpéhual	1,500,000
Yucatán	Tzucacab	2,000,000
Yucatán	Ucú	750,000
Yucatán	Valladolid	10,000,000
Yucatán	Yaxkukul	2,500,000
Yucatán	Yobaín	2,000,000
Zacatecas	Apozol	600,000
Zacatecas	Atolinga	600,000
Zacatecas	Benito Juárez	1,470,578
Zacatecas	Calera	1,580,000
Zacatecas	Cañitas de Felipe Pescador	600,000
Zacatecas	El Plateado de Joaquín Amaro	600,000
Zacatecas	El Salvador	600,000
Zacatecas	Fresnillo	5,120,000
Zacatecas	Genaro Codina	600,000
Zacatecas	General Francisco R. Murguía	4,000,000
Zacatecas	General Pánfilo Natera	1,000,000
Zacatecas	Guadalupe	3,700,000
Zacatecas	Huanusco	600,000
Zacatecas	Jalpa	650,000
Zacatecas	Jerez	2,529,422
Zacatecas	Jiménez del Teul	600,000
Zacatecas	Juan Aldama	1,000,000
Zacatecas	Juchipila	600,000
Zacatecas	Loreto	1,800,000
Zacatecas	Miguel Auza	1,000,000
Zacatecas	Momax	600,000
Zacatecas	Monte Escobedo	1,100,000
Zacatecas	Morelos	600,000
Zacatecas	Moyahua de Estrada	1,350,000
Zacatecas	Nochistlán de Mejía	600,000

Zacatecas	Noria de Ángeles	1,050,000
Zacatecas	Ojocaliente	650,000
Zacatecas	Pánuco	1,000,000
Zacatecas	Pinos	1,300,000
Zacatecas	Río Grande	1,600,000
Zacatecas	Saín Alto	1,700,000
Zacatecas	Santa María de la Paz	300,000
Zacatecas	Sombrerete	1,700,000
Zacatecas	Susticacán	600,000
Zacatecas	Tabasco	400,000
Zacatecas	Tepechitlán	600,000
Zacatecas	Tepetongo	600,000
Zacatecas	Tlaltenango de Sánchez Román	600,000
Zacatecas	Trancoso	650,000
Zacatecas	Trinidad García de la Cadena	600,000
Zacatecas	Vetagrande	1,200,000
Zacatecas	Villa de Cos	1,000,000
Zacatecas	Villa García	1,050,000
Zacatecas	Villa González Ortega	1,050,000
Zacatecas	Villa Hidalgo	650,000
Zacatecas	Villanueva	400,000
Zacatecas	Zacatecas	4,300,000
Total		**5,000,000,000**

ANEXO 19.3 FONDO DE CULTURA

		Monto
TOTAL		**2,728,525,258**
	PROYECTOS ESTATALES	
ENTIDAD FEDERATIVA	**PROYECTO**	**616,431,840**
Campeche	Bibliotecas Modelo	4,000,000
Campeche	Centro Cultural "El Claustro"	5,000,000
Campeche	Modernización de Casas de Cultura Municipales	8,720,000
Campeche	Rehabilitación de la Casa de la Cultura Infantil "La Chácara"	1,500,000
Campeche	Rehabilitación de la Casa de la Música	3,500,000
Chiapas	Construcción del Museo de Historia de Chiapas Casa San Cristobal de las Casas 1 Etapa	25,200,000
Coahuila de Zaragoza	Eco Bibliotecas (Biblioteca Multifuncional Verde)	3,000,000
Coahuila de Zaragoza	Plaza del Normalismo	3,000,000
Coahuila de Zaragoza	Rehabilitación y Equipamiento del Teatro Nazas en Torreón	1,500,000
Coahuila de Zaragoza	Remodelación de Espacios Bibliotecarios	3,000,000
Colima	Infraestrcutura y equipamiento de Inmueble para Centro Cultural del Tecnológico de Colima	3,000,000
Durango	Centro Estatal del Conocimiento y las Artes, Primera Etapa	35,500,000
Durango	Rehabilitación y equipamiento de la Casa de Iniciación al Arte y la Cultura, Segunda Etapa	2,000,000
Hidalgo	Construcción y museografía del Museo de Historia del	23,000,000

	Estado de Hidalgo. Etapa I	
Hidalgo	Museo de la Cultura Huasteca. Etapa II	17,000,000
Hidalgo	Rehabilitación y Equipamiento de la Casa del General Felipe Ángeles en Zacualtipán, Hidalgo	3,000,000
Hidalgo	Rehabilitación y Equipamiento del inmueble para la creación del Centro Cultural de Zimapán, Hidalgo	5,000,000
Hidalgo	Restauración del Convento de San Agustín en Atotonilco El Grande. Etapa II.	4,100,000
Hidalgo	Restauración del Ex convento San Martín Obispo en Alfajayucan. Etapa II	4,000,000
Jalisco	Conjunto de Artes Escénicas del Centro Cultural Universitario de la Universidad de Guadalajara	10,000,000
México	Conclusión de Auditorio "LIBRO ABIERTO" Centro Universitario Valle de México, Universidad Autónoma del Estado de México (UAEM)	3,000,000
México	Construcción de un Centro de Estudios y Enseñanza de Música y Danza de Alto Nivel, "Compañía Universitaria de Danza y Escuela de Música", Universidad Autónoma del Estado de México	20,000,000
México	Construcción y Equipamiento de la Biblioteca Digital de Acambay de Ruíz Castañeda	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Aculco	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Amecameca	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Coyotepec	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Jilotepec	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Jocotitlán	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Melchor Ocampo	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Ocoyoacac	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Otzolotepec	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Temascalapa	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Temascalcingo	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Temoaya	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Tenancingo	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Teoloyucan	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Teotihuacán	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Tianguistenco	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Tlalmanalco	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Tultepec	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Villa de Allende	7,300,000

México	Construcción y Equipamiento de la Biblioteca Digital de Villa del Carbón	4,200,000
México	Construcción y Equipamiento de la Biblioteca Digital de Villa Guerrero	7,300,000
México	Construcción y Equipamiento de la Biblioteca Digital de Xonacatlán	7,300,000
México	Módulos Culturales Centro Universitario Valle de Chalco y Amecameca, Universidad Autónoma del Estado de México (UAEM)	6,000,000
México	Rehabilitación del Convento y Museo Virreynal Franciscano de Zinacantepec del Siglo XVI	5,000,000
México	Rehabilitación del Teatro Morelos	25,000,000
México	Teatro Isabelino, en Centro Cultural Universitario "Casa de las Diligencias" Toluca, Universidad Autónoma del Estado de México (UAEM)	10,000,000
Michoacán de Ocampo	Equipamiento y acondicionamiento de las Escuelas de Iniciación Artística de Michoacán	2,000,000
Nuevo León	30 Años de Historias: Rehabilitación del Teatro de la Ciudad	16,000,000
Nuevo León	Macrocentro Comunitario Cultural San Bernabé	39,440,000
Nuevo León	Museo de Historia Mexicana (3ra Etapa)	9,000,000
Nuevo León	Resguardando Nuestra Memoria: Remodelación en el Centro de las Artes	9,000,000
Oaxaca	Centro Cultural Comunitario de Teotitlán del Valle, Tercera Etapa	1,000,000
Puebla	Construcción de Casa de Cultura "Balcones del Sur" Segunda Etapa	9,342,142
Querétaro	Casa del Artesano de Tequisquiapan	3,453,666
Querétaro	Museo Histórico de la Sierra Gorda Primera Parte	1,943,668
Quintana Roo	Mantenimiento y Rehabilitación de Casas de la Cultura	25,000,000
Quintana Roo	Parque Escultórico Punta Sur	2,385,356
San Luis Potosí	Casa de la Cultura Móvil, Biblioteca Pública Virtual. Coxcatlán	4,000,000
San Luis Potosí	Casa de la Cultura Móvil, Biblioteca Pública Virtual. Matehuala	4,000,000
San Luis Potosí	Casa de la Cultura Móvil, Biblioteca Pública Virtual. Rioverde	4,000,000
San Luis Potosí	Casa de la Cultura Móvil, Biblioteca Pública Virtual. San Luis Potosí	4,000,000
San Luis Potosí	Casa de la Cultura Móvil, Biblioteca Pública Virtual. Tierra Nueva	4,000,000
San Luis Potosí	Etapa emergente Restauración del Ex convento San Agustín de Xilitla	1,600,000
San Luis Potosí	Museo Digital del Teatro de la Paz	1,000,000
San Luis Potosí	Rehabilitación y equipamiento del Teatro de la Paz	3,000,000
San Luis Potosí	Rehabilitación y equipamiento del Teatro Manuel José Othón	1,000,000
Sinaloa	Rehabilitación teatro Ángela Peralta	2,100,000
Sonora	Museo regional y biblioteca	3,100,000
Tabasco	Museo Municipal de Tenosique	7,000,000
Tabasco	Rescate y consolidación Planetario Tabasco 2000	3,100,000
Tamaulipas	Adecuación de Edificio para casa de Cultura de Hidalgo	2,852,000
Tamaulipas	Adecuación de edificio para Casa de Cultura de San Carlos	2,500,000
Tamaulipas	Antiguo Edificio Ex penal de Andonegui	2,500,000
Tamaulipas	Construcción de la Casa de Cultura (Cabecera Municipal) de Gómez Farías	3,928,000
Tamaulipas	Rehabilitación de la Biblioteca Marte R. Gomez de Ciudad	2,500,000

	Victoria	
Tamaulipas	Infraestructura y Equipamiento Cultural	2,386,950
Tamaulipas	Biblioteca Pública y Centro Comunitario Los Muros	652,442
Tlaxcala	Mejora y Equipamiento de Espacios dedicados a la práctica de la Cultura y las Artes de Ocotlán, Tlaxcala	5,200,000
Veracruz de Ignacio de la Llave	Biblioteca para 300 Lectores	2,900,000
Veracruz de Ignacio de la Llave	Centro de las Artes Indígenas	4,900,000
Veracruz de Ignacio de la Llave	Rehabilitación y equipamiento del Museo Teodoro Cano	403,000
Yucatán	Modernización del Centro de Iniciación Musical Infantil	2,111,900
Yucatán	Modernización del Sistema Estatal de Orquestas Juveniles de Yucatán	1,531,716
Zacatecas	Museo Pedro Coronel 2da. Etapa	3,661,000
Zacatecas	Museo Rafael Coronel	9,320,000
Zacatecas	Proyecto de Recuperación del Edificio de la Torre Jerez	4,000,000
Zacatecas	Rehabilitación de Centros Culturales Municipales	10,000,000
Zacatecas	Renovación de espacio museográfico rumbo al centenario de la toma de Zacatecas (segunda etapa)	3,100,000

PROYECTOS MUNICIPALES

ENTIDAD FEDERATIVA	MUNICIPIO / DEMARCACIÓN	PROYECTO	2,112,093,418
Aguascalientes	Aguascalientes	Construcción de Foro Cultural en El Centro Histórico, Primera Etapa	2,800,000
Aguascalientes	Aguascalientes	Construcción y rehabilitación de la Biblioteca Interactiva, Artes y Oficios	5,160,679
Aguascalientes	Aguascalientes	Construcción y rehabilitación del Centro de Artes y oficios de San José de Gracia	2,450,000
Aguascalientes	Aguascalientes	Construcción y rehabilitación del Teatro al aire libre "Convención Revolucionaria"	4,289,155
Aguascalientes	Aguascalientes	Infraestructura Cultural	32,000,000
Aguascalientes	Calvillo	Casa del Artesano (Zona Centro, Cabecera Municipal)	3,100,000
Aguascalientes	Calvillo	Restauración piso de la Iglesia	1,000,000
Aguascalientes	Calvillo	Construcción Museo Municipal	2,100,000
Aguascalientes	Calvillo	Infraestructura Cultural	16,000,000
Aguascalientes	Jesús María	Infraestructura Cultural	22,000,000
Aguascalientes	San Francisco de los Romo	Construcción y rehabilitación del Salón Cultural Tipo	3,100,166
Aguascalientes	San José de Gracia	Construcción y Equipamiento de Teatro al Aire Libre	4,895,000
Baja California	Ensenada	2da Etapa Biblioteca modelo Vista Hermosa	3,900,000
Baja California	Ensenada	Construcción y Equipamiento de Biblioteca Nueva Era, San Quintin	2,195,000
Baja California	Mexicali	Casa de la Cultura Los Algodones	2,844,000
Baja California	Mexicali	Construcción y equipamiento del Conservatorio Infantil (Sala de Conciertos y Salones para Música)	59,000,000
Baja California	Mexicali	Mantenimiento del CEART Unidad Mexicali	4,500,000
Baja California	Mexicali	Remodelación de la Galería de la Ciudad	2,300,000
Baja California	Playas de Rosarito	Casa de la Cultura Abelardo L. Rodríguez (Fase inicial)	1,000,000
Baja California	Playas de Rosarito	Construcción del Centro Estatal de las Artes, Unidad Playas de Rosarito	106,000,000
Baja California	Playas de Rosarito	Construcción y equipamiento del Centro Estatal de las Artes, Unidad Playas de Rosarito	20,000,000
Baja California	Tijuana	Construcción Casa de la Cultura San Antonio de los Buenos	1,300,000
Baja California	Tijuana	Construcción y equipamiento de aula para biblioteca de escuela telesecundaria #58. Jose Gorostiza, en calle	700,000

		Circuito Pintores	
Campeche	Calkiní	Ampliación de la Casa de la Cultura de Calkiní	1,000,000
Campeche	Carmen	Casa de la Cultura de Ciudad del Carmen	1,000,000
Campeche	Hecelchakán	Remodelación de Casa de Cultura de Hecelchakán	3,000,000
Campeche	Hopelchén	Remodelación del Champal de Hopelchén	1,000,000
Chiapas	Amatenango de la Frontera	Construcción de Casa de Cultura	6,600,000
Chiapas	Berriozábal	Construcción y Equipamiento del Auditorio para El Centro de Cultura	10,000,000
Chiapas	Berriozábal	Unidad Cultural Chiapaneca Primera Etapa	1,545,888
Chiapas	Bochil	Construcción de la Casa de Cultura primera Etapa	1,545,888
Chiapas	Cacahoatán	Construcción Casa de Cultura	3,134,776
Chiapas	Chiapa de Corzo	Construcción de Plaza Santo Domingo	1,545,888
Chiapas	Cintalapa	Restauración de Finca la Razón	7,000,000
Chiapas	Comitán de Domínguez	Museo Cultural Doctor Belisario Domínguez en Comitán 2da Etapa	15,000,000
Chiapas	Frontera Hidalgo	Rehabilitación de la Casa de Cultura	1,545,888
Chiapas	Reforma	Impermeabilización de la casa de Cultura "Profesor Domitilo León Vidal"	1,545,888
Chiapas	San Cristóbal de las Casas	Construcción de Teatro al aire libre en las instalaciones de servicios deportivos municipales	1,545,888
Chiapas	San Cristóbal de las Casas	Construcción de Teatro al aire libre en las instalaciones del CEDEM	1,545,888
Chiapas	San Cristóbal de las Casas	Rehabilitación del Teatro de la Ciudad "Hermanos Domínguez"	2,447,000
Chiapas	Tuxtla Gutiérrez	Remodelación Teatro Emilio Rabasa	8,000,000
Chihuahua	Chihuahua	IV Etapa Restauración Centro Cultural Quinta Carolina	14,143,333
Chihuahua	Chihuahua	Museo del Sitio Francisco Villa en Palacio de Gobierno	5,790,000
Chihuahua	Cuauhtémoc	Construcción de Academia de Artes II Etapa	1,100,000
Chihuahua	Delicias	Museo de Sitio	2,000,000
Chihuahua	Hidalgo del Parral	Construcción Nueva Sede del Archivo Histórico de Parral	9,143,333
Chihuahua	Hidalgo del Parral	Rehabilitación Biblioteca Franklyn	6,643,334
Chihuahua	Juárez	Fonoteca de la Frontera	1,000,000
Chihuahua	Ojinaga	Construcción Plaza Centenario Histórico	3,000,000
Coahuila de Zaragoza	Monclova	Rehabilitación y Equipamiento del Teatro de la Ciudad en Monclova	2,500,000
Coahuila de Zaragoza	Monclova	Rehabilitación Museo Coahuila-Texas	2,100,000
Coahuila de Zaragoza	Nadadores	Construcción de Auditorio Digital	1,000,000
Coahuila de Zaragoza	Saltillo	Rehabilitación y Equipamiento del Teatro de la Ciudad "Fernando Soler" en Saltillo	2,700,000
Coahuila de Zaragoza	Saltillo	Rehabilitación y Equipamiento de Bibliotecas Escolares en Escuelas Públicas	3,100,000
Coahuila de Zaragoza	San Pedro	Rehabilitación del Auditorio Municipal de San Pedro (Primera Etapa)	3,000,000
Coahuila de Zaragoza	Torreón	Infraestructura Cultural	6,000,000
Coahuila de Zaragoza	Viesca	Rehabilitación de la Casa de Cultura de Viesca	1,000,000
Coahuila de Zaragoza	Viesca	Restauración Ex Hacienda Santa Ana de Los Hornos (Tercera Etapa)	1,500,000
Colima	Colima	Construcción y Equipamiento Salón de Actividades Culturales Múltiples Mujer Danza	1,100,000
Colima	Colima	Apoyo para la Construcción de Escuela de Danza para Mujeres "Mujer Danza"	1,000,000
Colima	Comala	Casa de Cultura	4,000,000
Colima	Comala	Creación Centro Cultural Juan Rulfo	2,200,000

Colima	Comala	Rehabilitación y Equipamiento del Auditorio Juan Rulfo	2,000,000
Colima	Comala	Remodelación Casa de la Cultura del Municipio de Comala	2,000,000
Colima	Ixtlahuacán	Rehabilitación Casa Cultura Ixtlahuacán	2,000,000
Colima	Minatitlán	Rehabilitación Casa de Cultura Minatitlán	2,000,000
Colima	Villa de Álvarez	Centro Cultural Villa de Álvarez	3,000,000
Distrito Federal	Álvaro Obregón	Rehabilitación del Escudo Blanco 2014, Colonia Chimalistac	1,200,000
Distrito Federal	Álvaro Obregón	Trabajos de Restauración del Atrio de la Iglesia Santa Fe	7,000,000
Distrito Federal	Álvaro Obregón	Trabajos de Restauración del Atrio de la Iglesia Santa Fe (Inmueble Catalogado por el INAH)	7,000,000
Distrito Federal	Azcapotzalco	Kiosko Digital del Patrimonio Cultural E Histórico de Azcapotzalco	1,100,000
Distrito Federal	Benito Juárez	Centros de Promoción de Arte Literaria	3,100,000
Distrito Federal	Coyoacán	Construcción de Casa de Cultura en Coyoacán	7,000,000
Distrito Federal	Cuajimalpa de Morelos	Ampliación del Corredor Cultural Mario Pani (Complemento 2014)	5,000,000
Distrito Federal	Cuajimalpa de Morelos	Centros de Atención Juvenil "Kioskos Culturales"	5,000,000
Distrito Federal	Cuajimalpa de Morelos	Construcción del Museo Pedro Infante	15,920,000
Distrito Federal	Cuauhtémoc	Construcción de la Casa de Cultura San Simón, en la Colonia San Simón Tolnahuac.	3,500,000
Distrito Federal	Cuauhtémoc	Rehabilitación de Infraestructura Cultural en Los Teatros 5 de Mayo (María Rojo) y Antonio Caso (Ernesto Gómez Cruz) en la U. Habitacional Nonoalco Tlatelolco	4,400,000
Distrito Federal	Cuauhtémoc	Restauración de la Casa de Cultura Alfonso Reyes	500,000
Distrito Federal	Cuauhtémoc	Restauración de la Casa de Cultura Romita	500,000
Distrito Federal	Cuauhtémoc	Restauración de la Casa de Cultura Santa María la Ribera	500,000
Distrito Federal	Gustavo A. Madero	Remodelación y Equipamiento de Centro Cultural Cristina Payan	3,000,000
Distrito Federal	Gustavo A. Madero	Remodelación y Equipamiento de la Sala de Conciertos Tepecuicatl	3,000,000
Distrito Federal	Gustavo A. Madero	Remodelación y Equipamiento del Centro Futurama	8,000,000
Distrito Federal	Iztacalco	Construcción del Foro Cultural y Recreativo en Calle Unión, Colonia Agricola Pantalán	7,000,000
Distrito Federal	Iztacalco	Rehabilitación de Centros Sociales, Casas de Cultura y Escuela de Música de la Delegación Iztacalco	7,000,000
Distrito Federal	Iztapalapa	Mantenimiento del Inmueble Centro Cultural Iztapalapa, asimismo Equipamiento con Mobiliario y Equipo de cómputo en el mismo	7,000,000
Distrito Federal	Iztapalapa	Rehabilitación y Equipamiento del Centro de Arte de Iztapalapa	2,000,000
Distrito Federal	Iztapalapa	Rehabilitación y Equipamiento del Espacio Cultural "Centro Social Ignacio Zaragoza"	5,000,000
Distrito Federal	Miguel Hidalgo	Construcción de la Casa Cultural del Niño Trabajador en la Delegación Miguel Hidalgo, D.F.	1,000,000
Distrito Federal	Miguel Hidalgo	Infraestructura y Equipamiento Cultural Sede Delegacional y Entorno. Faro Salesiano, la Perulera, Universidad de Vida, Faro Carmen Serdán, Nelson Mandela, Ángela Peralta	3,000,000
Distrito Federal	Miguel Hidalgo	Programa de Infraestructura Cultural Mh 2014	7,000,000
Distrito Federal	Miguel Hidalgo	Programa de Infraestructura, Rehabilitación y Equipamiento de Los 11 Faros y la Biblioteca Mh 2014	7,000,000
Distrito Federal	Miguel Hidalgo	Rehabilitación y Equipamiento de Auditorios Delegacionales	7,000,000
Distrito Federal	Miguel Hidalgo	Rehabilitación, Construcción y Mantenimiento de Espacios Culturales	7,000,000
Distrito Federal	Miguel Hidalgo	Rehabilitación, Mantenimiento y Equipamiento en El Centro Cultural 10 de Junio (Ex Cine Cosmos)	7,000,000

Distrito Federal	Milpa Alta	Mantenimiento y Ampliación de Casas de Cultura en Villa Milpa Alta, San Salvador Cuahutenco, y San Pedro Atocpan	4,000,000
Distrito Federal	Tlalpan	Mantenimiento y Adecuación de Las Instalaciones de Casa de Cultura de Tlalpan	2,000,000
Distrito Federal	Venustiano Carranza	Rehabilitación y Mantenimiento A la Casa de Cultura Enrique Ramírez y Ramírez Costo: 2,100,000; Equipamiento A la Casa de Cultura Enrique Ramírez y Ramírez Costo: 900,000	3,000,000
Distrito Federal	Venustiano Carranza	Rehabilitación y Mantenimiento A Una Biblioteca Jaime Torres Bodet, Costo: 700,000; Equipamiento A la Biblioteca Jaime Torres Bodet (Mobiliario, Acervo, Material Didáctico Para Ludoteca y Equipo) Costo: 300,000	1,000,000
Distrito Federal	Venustiano Carranza	Rehabilitación y Mantenimiento A Una Biblioteca Miguel Hidalgo, Todos en la Delegación Venustiano Carranza Costo: 700,000; Equipamiento A la Biblioteca Miguel Hidalgo (Mobiliario, Acervo, Material Didáctico Para Ludoteca y Equipo) Costo: 300,000	1,000,000
Distrito Federal	Venustiano Carranza	Rehabilitación y Mantenimiento A Una Biblioteca Octavio Paz, Todos en la Delegación Venustiano Carranza Costo: 700,000; Equipamiento A la Biblioteca Octavio Paz (Mobiliario, Acervo y Equipo) Costo: 300,000	1,000,000
Distrito Federal	Venustiano Carranza	Rehabilitación y Mantenimiento al Centro Cultural Carranza Costo: 1,680,000; Equipamiento al Centro Cultural Carranza Costo: 720,000	2,400,000
Distrito Federal	Venustiano Carranza	Rehabilitación y Mantenimiento al Centro de Convivencia del Parque en la Delegación Venustiano Carranza Costo: 1,120,000; Equipamiento al Centro de Convivencia del Parque Costo: 480,000	1,600,000
Distrito Federal	Venustiano Carranza	Rehabilitación y Mantenimiento al Centro de Convivencia Fortino Serrano, Todos en la Delegación Venustiano Carranza Costo: 1,400,000; Equipamiento al Centro de Convivencia Fortino Serrano (Audio, Video, Proyección, Mobiliario E Instrumentos Musicales) Costo: 600,000	2,000,000
Distrito Federal	Venustiano Carranza	Rehabilitación y Mantenimiento al Teatro Carlos Pellicer Costo: 1,400,000; Equipamiento al Teatro Carlos Pellicer (Audio, Video, Proyección, Mobiliario E Instrumentos Musicales) Costo: 600,000	2,000,000
Distrito Federal	Venustiano Carranza	Rehabilitación y Mantenimiento al Teatro Venustiano Carranza, en la Delegación Venustiano Carranza Costo: 4,900,000; Equipamiento al Teatro Venustiano Carranza (Audio, Video, Proyección, Mobiliario E Instrumentos Musicales) Costo: 2,100,000	7,000,000
Durango	Cuencamé	Construcción Casa de la Cultura. Primera Etapa	2,500,000
Durango	General Simón Bolívar	Construcción Casa de la Cultura. Primera Etapa	2,500,000
Durango	Gómez Palacio	Centro Cultural Ejido Dolores	4,000,000
Durango	Gómez Palacio	Centro Cultural Ejido el 7	4,000,000
Durango	Gómez Palacio	Centro de Convenciones Francisco Zarco, Segunda Etapa	4,500,000
Durango	Peñón Blanco	Construcción de Aula para biblioteca- Cabecera Municipal	180,000
Durango	Peñón Blanco	Construcción de Aula para biblioteca- Yerbaniz	180,000
Durango	Peñón Blanco	Construcción de Aula para biblioteca- Zaragoza	180,000
Durango	San Juan de Guadalupe	Construcción Casa de la Cultura. Primera Etapa	2,500,000
Durango	Santa Clara	Construcción de Aula para biblioteca- San Marcos	180,000
Guanajuato	Apaseo el Alto	Biblioteca Pública Virtual Municipal	4,500,000
Guanajuato	Celaya	Biblioteca Digital Celaya Parque Xochilpilli	4,750,000
Guanajuato	Celaya	Biblioteca Digital de Celaya Villas del Bajío Primera Sección	5,000,000
Guanajuato	Celaya	Conservatorio de Música y Artes De Celaya	6,600,000
Guanajuato	Celaya	Museo de Arte Octavio Ocampo 4ta Etapa: Museografía	3,100,000
Guanajuato	Cortazar	Infraestructura y Equipamiento de la Parroquia Franciscana de San José (Órgano)	2,000,000
Guanajuato	Cuerámaro	Ampliación de Casa de Cultura Municipal	592,000

Guanajuato	Guanajuato	Proyecto Integral del Señalética	3,000,000
Guanajuato	Huanímaro	Remodelación y Equipamiento del Auditorio de Casa de Cultura Municipal	270,000
Guanajuato	Irapuato	Rescate Estructural de Arquitectura Histórica del Centro de Irapuato	3,000,000
Guanajuato	Irapuato	Restructuración y Restauración de Diversas Áreas del Archivo Histórico Municipal de Irapuato	1,400,000
Guanajuato	Irapuato	Rehabilitación de Teatro en Irapuato	75,000,000
Guanajuato	León	Casa Luis Long Cuarta Etapa Torre Museo	3,000,000
Guanajuato	León	Renovación de la Sala de Innovación Centro Explora	6,600,000
Guanajuato	León	Biblioteca del Museo de Arte Sacro	1,000,000
Guanajuato	Manuel Doblado	Remodelación del centro histórico de Manuel Doblado Gto.	3,000,000
Guanajuato	Moroleón	Construcción de Pabellón Permanente "Allende" para Exposiciones Culturales en Moroleón, Gto.	397,000
Guanajuato	Moroleón	Construcción de Pabellón Permanente "El Jinete" para Exposiciones Culturales en Moroleón, Gto.	420,000
Guanajuato	Moroleón	Construcción de Pabellón Permanente "Guanajuato" para Exposiciones Culturales en Moroleón, Gto.	1,091,000
Guanajuato	Moroleón	Construcción de Pabellón Permanente "El Cinco" para Exposiciones Culturales en Moroleón, Gto.	500,000
Guanajuato	Pénjamo	Restauración de la Parroquia de San Francisco de Asís, Pénjamo, Guanajuato. II etapa	3,000,000
Guanajuato	Pueblo Nuevo	Templo de Guadalupe, Comunidad de Guadalupe del Monte	100,000
Guanajuato	Salamanca	Parroquia de San Gonzalo	500,000
Guanajuato	Salamanca	Templo Jesús de Nazareno de las Tres Caidas	1,000,000
Guanajuato	Salamanca	Templo de San Pedro	500,000
Guanajuato	Salamanca	Templo de San Agustín	1,000,000
Guanajuato	Salvatierra	Restructuración Portal la Luz 1era Etapa	500,000
Guanajuato	Santa Catarina	Capilla Anexa Templo de Santa Catarina, Virgen y Martir	1,800,000
Guanajuato	Santiago Maravatío	Rehabilitación de la Casa de la Cultura, Fray Nicolás Navarrete	500,000
Guanajuato	Tarimoro	Construcción de Domo en la Casa de la Cultura Lucas de San Juan en Cabecera Municipal, Municipio de Tarimoro, Gto.	250,000
Guanajuato	Tarimoro	Construcción de Salón Cultural (Para Ensayos de los Grupos de Danza y Música) en la Comunidad de La Noria, Municipio de Tarimoro, Gto.	250,000
Guanajuato	Uriangato	Proyecto de Remodelación de Baños, Construcción de Muro Perimetral y Escenario en Casa de la Cultura de Uriangato	500,000
Guanajuato	Valle de Santiago	Infraestructura y Equipamiento de Casa de la Cultura	100,000
Guanajuato	Yuriria	Remodelación del Teatro del Pueblo de Yuriria, Gto. (Rehabilitación del Piso del Teatro 2da. Etapa)	600,000
Guerrero	Acapulco de Juárez	Casa de la Cultura El Veladero Sentimientos de la Nación	7,000,000
Guerrero	Alpoyeca	Casa de Cultura	3,000,000
Guerrero	Alpoyeca	Casa de la Cultura 2da. Etapa: Infraestructura y Equipamiento	1,000,000
Guerrero	Arcelia	Construcción Casa de Cultura	3,983,496
Guerrero	Benito Juárez	Casa de Cultura	2,000,000
Guerrero	Coyuca de Benítez	Construcción de Auditorio Municipal al Aire Libre	4,000,000
Guerrero	Cuajinicuilapa	Casa de Cultura	2,000,000
Guerrero	Cutzamala de Pinzón	Construcción Casa de Cultura en Cabecera Municipal	3,016,504
Guerrero	Iliatenco	Construcción de Casa de la Cultura 2da. Etapa	1,000,000
Guerrero	José Joaquín de Herrera	Construcción de Biblioteca Digital 1ra. Etapa	1,500,000

Guerrero	Juchitán	Construcción de la Casa de la Cultura	2,500,000
Guerrero	Malinaltepec	Construcción de Casa de la Cultura 2da. Etapa	1,500,000
Guerrero	Malinaltepec	Construcción y Equipamiento de la Casa de Cultura de Malinaltepec	1,000,000
Guerrero	Marquelia	Remodelación de Casa de la Cultura en la Cabecera Municipal	1,750,000
Guerrero	Pilcaya	Sala de Cultura	3,000,000
Guerrero	San Marcos	Construcción de Centro Cultural "La Sanmarqueña"	2,350,000
Guerrero	Teloloapan	Museo de la Tecampana	4,000,000
Guerrero	Tlacoapa	Casa de la Cultura 2da. Etapa: Infraestructura y Equipamiento	1,000,000
Guerrero	Tlalixtaquilla de Maldonado	Casa de la Cultura 2da. Etapa: Infraestructura y Equipamiento	1,000,000
Guerrero	Xalpatláhuac	Construcción y Equipamiento de la Cultura de Xalpatlahuac	1,000,000
Guerrero	Xochihuehuetlán	Construcción del Salón de Usos Múltiples y Casa de la Cultura	3,000,000
Guerrero	Zihuatanejo de Azueta	Rehabilitación de Auditorio Cultural Municipal	6,000,000
Hidalgo	Metepec	Construcción, Ampliación, Remodelación, Acondicionamiento de la Casa de Cultura, "Localidad Estación de Apulco, Metepec Hgo."	5,210,000
Hidalgo	Mineral de la Reforma	Creación del Centro Cultural Mineralense	9,770,000
Hidalgo	Tlaxcoapan	Construcción de Centro Cultural 2a. Etapa	7,000,000
Hidalgo	Tulancingo de Bravo	Casa de la Cultura	4,000,000
Hidalgo	Tulancingo de Bravo	Infraestructura y Equipamiento Cultural	7,000,000
Jalisco	Atengo	Construcción de Museo Comunitario 2a. Etapa	500,000
Jalisco	Atenguillo	Construcción de la Casa de la Cultura 2a. Etapa	270,000
Jalisco	Atotonilco el Alto	Andador cultural San Felipe calle de Degollado	1,257,500
Jalisco	Atotonilco el Alto	Paseo Cultural Fundadores Calle Juárez Centro Histórico	1,250,000
Jalisco	Ayotlán	Sustitución del domo en casa de la cultura	1,500,000
Jalisco	Cañadas de Obregón	Construcción del Centro Cultural	300,000
Jalisco	Casimiro Castillo	Construcción de Auditorio en la Casa de la Cultura de la Resolana (2da. Etapa)	2,000,000
Jalisco	Chiquilistlán	Terminación de la Ampliación de la Casa de Cultura	3,100,000
Jalisco	Cuautitlán de García Barragán	Rehabilitación de la Casa de la Cultura	670,000
Jalisco	El Grullo	Construcción de la 5a Etapa del Centro Regional Cultural del Grullo	1,017,500
Jalisco	El Grullo	Construcción y Equipamiento de Biblioteca en la Escuela Preparatoria Regional El Grullo	4,600,000
Jalisco	Etzatlán	Museo	610,160
Jalisco	Gómez Farías	Construcción de Escuela de artes	900,000
Jalisco	Guadalajara	Ampliación Teatro Jaime Torres Bodet, Guadalajara (Primera Etapa)	3,269,085
Jalisco	Guadalajara	Museo de Ciencias de Medio Ambientales del Centro Cultural Universitario de la Universidad de Guadalajara	20,000,000
Jalisco	Guadalajara	Proyecto de Infraestructura Tercera Fase de Intervención Integral del Museo Panteón de Belén	1,007,500
Jalisco	Guadalajara	Rehabilitación del Teatro Torres Bodet	2,570,915
Jalisco	Guadalajara	Restauración de la Casa Reforma	4,000,000
Jalisco	Ixtlahuacán del Río	Centro Cultural Histórico Patrimonial Tepaca	2,710,919
Jalisco	Ixtlahuacán del Río	Centro Cultural Tacotlán, Templo Museo Casa de desarrollo social	1,630,878
Jalisco	Ixtlahuacán del Río	Museo en Ixtlahuacán	1,000,000
Jalisco	Jalostotitlán	Centro Cultural JALOS	890,000

Jalisco	Jocotepec	Construcción del área de lectura al aire libre de la biblioteca de Jocotepec	300,000
Jalisco	Jocotepec	Rehabilitación del Auditorio "Antonia Palomares de Jocotepec"	400,000
Jalisco	La Huerta	Construcción de 3a. Etapa Casa de la Cultura Maestro "Mario Moran Leal" en la Localidad de Emiliano Zapata	1,737,500
Jalisco	Lagos de Moreno	Casa de Cultura en la Delegación de cuarenta	1,714,375
Jalisco	Lagos de Moreno	Casa de la Cultura Delegación de 40	1,124,531
Jalisco	Lagos de Moreno	Casa de la Cultura en la Delegación de Cuarenta	2,200,000
Jalisco	Lagos de Moreno	Rehabilitación Teatro Rosas Moreno de Lagos de Moreno	514,375
Jalisco	Mexticacán	Construcción de la 2a. Etapa de la Explanada para usos múltiples en la localidad del Santuario	800,000
Jalisco	Ojuelos de Jalisco	Construcción de Centro Cultural en la Comunidad de Matancillas	1,100,000
Jalisco	Ojuelos de Jalisco	Construcción de Centro Cultural en la Comunidad de Matanzillas	1,896,343
Jalisco	Ojuelos de Jalisco	Construcción de Explanada Cultural Ojuelos de Jalisco	1,864,375
Jalisco	Ojuelos de Jalisco	Construcción Explanada Cultural Ojuelos de Jalisco en el Municipio	1,529,015
Jalisco	Ojuelos de Jalisco	Construcción Explanada Cultural Ojuelos de Jalisco en El Municipio de Ojuelos	1,100,000
Jalisco	San Cristóbal de la Barranca	Rehabilitación Casa de la Cultura en San Cristóbal	1,007,500
Jalisco	San Ignacio Cerro Gordo	Auditorio Municipal en Casa de la Cultura	1,000,000
Jalisco	San Juan de los Lagos	Casa de la Cultura en la Delegación de Mezquitic de la Magdalena Jalisco	3,800,000
Jalisco	San Marcos	Parador Turístico y Artesanal	1,000,000
Jalisco	San Martín de Bolaños	Rehabilitación Auditorio Casa de la Cultura	1,000,000
Jalisco	San Martín Hidalgo	Construcción y Equipamiento de Auditorio al Aire Libre en la Escuela Preparatoria Regional de San Martín Hidalgo	4,000,000
Jalisco	San Pedro Tlaquepaque	Ampliación a la conservación del inmueble que aloja el Museo Pantaleón Panduro	6,000,000
Jalisco	San Pedro Tlaquepaque	Rehabilitación de Bienes Muebles del Museo "Pantaleón Panduro"	1,007,500
Jalisco	San Sebastián del Oeste	Construcción de Casa de la Cultura 2a. Etapa	7,807,500
Jalisco	Santa María de los Ángeles	Casa de la Cultura en Santa María de los Ángeles	1,000,000
Jalisco	Sayula	Remodelación de casa de cultura Juan Rulfo	400,000
Jalisco	Sayula	Segunda etapa de la cubierta patio central de la casa de cultura Juan Rulfo	407,500
Jalisco	Talpa de Allende	Construcción e Integración de Talleres Culturales 3a. Etapa	1,500,000
Jalisco	Tecolotlán	Casa de la Cultura (2da. Etapa)	1,660,000
Jalisco	Teocaltiche	Regeneración del Centro Histórico	1,714,375
Jalisco	Tepatitlán de Morelos	Restauración del Santuario del Sr. de la Misericordia	947,500
Jalisco	Teuchitlán	Remozamiento de Casa de la Cultura	3,500,000
Jalisco	Tonalá	Construcción de casa Cultural en Colonia Jalisco	3,000,000
Jalisco	Totatiche	Casa de la Cultura Temastián	1,000,000
Jalisco	Unión de Tula	Conclusión de Auditorio de la Casa de la Cultura en Unión de Tula	1,660,000
Jalisco	Valle de Guadalupe	Rehabilitación de la Antigua Casa Cultural	500,000
Jalisco	Valle de Juárez	Proyecto Integral de Mejoramiento de Imagen Urbana 1era. Etapa. Portales de la Plaza Principal de Valle de Juárez	2,400,000
Jalisco	Valle de Juárez	Remodelación de Arcos de Ingreso de la Cabecera Municipal de Valle de Juárez	700,000
Jalisco	Valle de Juárez	Renovación de la Imagen Urbana del Centro Histórico de	1,650,000

		Valle De Juárez	
Jalisco	Villa Guerrero	Rehabilitación Auditorio Municipal	1,000,000
Jalisco	Villa Purificación	Rehabilitación de Iglesia Villa Purificación 2a. Etapa	600,000
Jalisco	Yahualica de González Gallo	Restauración de la Plaza Principal 2a. Etapa	2,000,000
Jalisco	Yahualica de González Gallo	Infraestructura y Equipamiento Cultural	4,000,000
Jalisco	Zapopan	Museo de las Tastoanes	5,840,000
Jalisco	Zapopan	Proyecto de Rehabilitación, Templo San Esteban	2,665,704
Jalisco	Zapotiltic	Rehabilitación y construcción de foro cultural en Zapotiltic primera etapa	800,000
Jalisco	Zapotlán del Rey	Rehabilitación de la plaza de Chila	1,500,000
Jalisco	Zapotlán del Rey	Restauración de la segunda etapa del templo de Zapotlán del Rey	1,500,000
Jalisco	Zapotlán el Grande	Construcción primera etapa del centro para la cultura y las artes José Rolón	4,500,000
Jalisco	Zapotlanejo	Centro Cultural La Laja	2,465,000
Jalisco	Zapotlanejo	Museo del Sitio del Puente de Calderón	5,560,000
México	Chalco	Proyectos de Infraestructura de Cultura	5,000,000
México	Coacalco de Berriozábal	Casa de la Tercera Edad Bosques del Valle	2,800,000
México	Coacalco de Berriozábal	Casa de la Tercera Edad Cabecera Municipal	3,500,000
México	Coacalco de Berriozábal	Casa de la Tercera Edad Parque Residencial Coacalco	2,200,000
México	Coacalco de Berriozábal	Casa de la Tercera Edad Potrero la Laguna	5,500,000
México	Coacalco de Berriozábal	Construcción del Obelisco	2,000,000
México	Coacalco de Berriozábal	Remodelación de Biblioteca Pública Municipal Sor Juana Inés de la Cruz	5,000,000
México	Hueypoxtla	Infraestructura y Equipamiento Cultural	15,000,000
México	Huixquilucan	Remodelación de la Casa de Cultura en Huixiquilucan	4,600,000
México	Ixtlahuaca	Proyectos de Infraestructura de Cultura	5,000,000
México	La Paz	Centro de Atención Múltiple No. 86 "Dr. Ernesto Guevara"	1,500,000
México	Metepec	Teatro al aire libre de Metepec	25,000,000
México	Nezahualcóyotl	Construcción de Casa de Cultura Col. Valle de Aragón Primera Sección	5,400,000
México	Nezahualcóyotl	Construcción de Casa de la Cultura Bosques de Aragón	7,000,000
México	Nezahualcóyotl	Construcción de la Casa de la Cultura Bosques de Aragón	5,400,000
México	Nezahualcóyotl	Instalación del Museo de Sitio y Rehabilitación de Talleres en El Centro Cultural Plurifuncional	3,200,000
México	Nezahualcóyotl	Proyecto de Adecuación de Espacio y Equipamiento de Laboratorio Multimedia	5,500,000
México	Nicolás Romero	Construcción de Centro Cultural Loma de la Cruz	6,000,000
México	Otzolotepec	Centro Cultural Fábrica María	5,000,000
México	Rayón	Remodelación y Equipamiento de la Biblioteca Pública de la Cabecera Municipal	1,800,000
México	Rayón	Construcción del Centro Cultural	3,000,000
México	Rayón	Remodelación y Equipamiento de la Biblioteca Pública de San Juan la Isla	2,400,000
México	San Felipe del Progreso	Proyectos de Infraestructura de Cultura	5,940,000
México	San Mateo Atenco	Construcción de Teatro de la Casa de Cultura, Barrio San Nicolás	5,000,000
México	San Simón de Guerrero	Construcción de la Casa Cultural Regional (En San Diego Cuentla)	2,500,000
México	Temascalcingo	Rehabilitación de las instalaciones del Ex Seminario en la Cabecera Municipal	5,000,000
México	Texcoco	Construcción Casa de la Cultura, para Jubilados de la	5,000,000

		Tercera Edad, Texcoco de Mora	
México	Texcoco	Rehabilitación de la Biblioteca Municipal, Cerrada Bravo, Texcoco de Mora	2,000,000
México	Tlalnepantla de Baz	Polifórum Digital	7,410,000
México	Tlatlaya	Construcción de Casa de Cultura en Coatepec	3,500,000
México	Tlatlaya	Construcción de Casa de Cultura en San Antonio del Rosario Segunda Etapa	3,500,000
México	Toluca	Construcción del teatro de la ciudad de Toluca	25,000,000
México	Valle de Chalco Solidaridad	Rehabilitación de Áreas Verdes en Ex Hacienda Xico 2da Etapa	2,500,000
México	Valle de Chalco Solidaridad	Restauración del Inmueble de la Ex Hacienda Xico 2da Etapa	7,000,000
México	Valle de Chalco Solidaridad	Restauración del Inmueble de la Ex Hacienda Xico 3ra Etapa	4,500,000
México	Zinacantepec	Rehabilitación de la Casa de Cultura Matilde Zúñiga (Cabecera Municipal)	2,000,000
Michoacán de Ocampo	Angangueo	Construcción de la Casa de Cultura de Cuitzeo	2,151,960
Michoacán de Ocampo	Arteaga	Construcción de Biblioteca	1,500,000
Michoacán de Ocampo	Buenavista	Ecobiblioteca Pública Virtual	1,500,000
Michoacán de Ocampo	Carácuaro	Construcción de Casa de la Cultura, Comunidad Caracuaro	3,500,000
Michoacán de Ocampo	Carácuaro	Construcción de Casa de la Cultura, Comunidad Paso de Núñez	2,000,000
Michoacán de Ocampo	Chavinda	Construcción del Centro Cultural Municipal	1,000,000
Michoacán de Ocampo	Chinicuila	Construcción de 2da Etapa Casa de la Cultura en Pajacuarán	2,848,040
Michoacán de Ocampo	Churintzio	Construcción de Casa de la Cultura 3ra. Etapa en Churintzio Michoacán	2,000,000
Michoacán de Ocampo	Coeneo	Construcción de Biblioteca Localidad de Coeneo Mpio. de Coeneo, Mich.	2,500,000
Michoacán de Ocampo	Cojumatlán de Régules	Rehabilitación de la Casa de la Cultura Segunda Etapa	2,000,000
Michoacán de Ocampo	Cotija	Segunda Etapa del Teatro Prearmado José Rubén Romero	2,300,000
Michoacán de Ocampo	José Sixto Verduzco	Construcción de Muros Perimetrales y Cubierta en Auditorio de Usos Múltiples en Pastor Ortiz	4,000,000
Michoacán de Ocampo	La Piedad	Modernización de la Biblioteca José Hernández	3,000,000
Michoacán de Ocampo	Lázaro Cárdenas	Centro Cultural "Ing. Juan Gámiz Díaz"	4,000,000
Michoacán de Ocampo	Los Reyes	Construcción de la Casa de Cultura	11,550,000
Michoacán de Ocampo	Madero	Construcción de Auditorio en Escuela Secundaria José María Morelos y Pavón, Comunidad Villa Madero	1,500,000
Michoacán de Ocampo	Marcos Castellanos	2da Etapa Teatro Auditorio Luis González y González	11,256,000
Michoacán de Ocampo	Marcos Castellanos	Infraestructura Cultural	3,000,000
Michoacán de Ocampo	Marcos Castellanos	Segunda Etapa Teatro Auditorio Luis González y González	800,000
Michoacán de Ocampo	Morelia	Modernización del Archivo Histórico Municipal	1,500,000
Michoacán de Ocampo	Nuevo Parangaricutiro	Construcción Casa de Cultura	2,800,000
Michoacán de Ocampo	Panindícuaro	Construcción de Auditorio en la Casa de la Cultura	4,000,000
Michoacán de Ocampo	Parácuaro	Ecobiblioteca Pública Virtual	1,500,000
Michoacán de Ocampo	Sahuayo	Construcción de Centro de Artes Plásticas	3,000,000
Michoacán de Ocampo	Tanhuato	Construcción Auditorio y Casa de Cultura	7,000,000
Michoacán de Ocampo	Tanhuato	Construcción Auditorio Municipal	7,000,000
Michoacán de Ocampo	Tlalpujahua	Casa de cultura Artes y Oficios	2,800,000
Michoacán de Ocampo	Tlalpujahua	Remodelación de la Casa de la Cultura	2,000,000
Michoacán de Ocampo	Tlazazalca	Construcción de la Casa de la Cultura	1,500,000
Michoacán de Ocampo	Tumbiscatío	Casa de la Cultura	1,500,000
Michoacán de Ocampo	Villamar	Construcción de la Casa de la Cultura	2,500,000

Michoacán de Ocampo	Yurécuaro	Rescate de la Ex Hacienda de la Comunidad de Mirandillas	5,000,000
Michoacán de Ocampo	Zacapu	Ampliación del Museo de la Bicicleta 2da. Etapa en El Municipio de Zacapu, Michoacán	1,000,000
Michoacán de Ocampo	Zacapu	Construcción del Monumento al Músico en la Comunidad de Tiríndaro, Zacapu	800,000
Michoacán de Ocampo	Zitácuaro	Casa de la Cultura	2,800,000
Morelos	Ayala	Construcción de la Biblioteca 27 de Mayo de la Col. El Salitre	1,090,994
Morelos	Ayala	Construcción de la Biblioteca C. Enrique García Benítez, Col. Jaloxtoc	1,090,994
Morelos	Ayala	Construcción de la Biblioteca la Gran Alianza, Col. Ahuehueyo	745,030
Morelos	Ayala	Construcción de la Biblioteca Lic. Luis Donaldo Colosio Murrieta, Col. Leopoldo Heredia	1,090,994
Morelos	Ayala	Construcción de la Biblioteca Tlacaelel en la Col. Moyotepec	1,090,994
Morelos	Ayala	Construcción de la Biblioteca Tlahuicas, en Col. Olintepec	1,090,994
Morelos	Ayala	Construcción de la Casa de Usos Múltiples de la Col Niños Héroes	800,000
Morelos	Cuernavaca	Museo de Cuernavaca Antiguo Palacio Municipal	2,000,000
Morelos	Cuernavaca	Rehabilitación del Centro Cultural Infantil La Vecindad	1,100,000
Morelos	Jiutepec	Construcción de Casa de Cultura Galería de Arte y Auditorio Jiutepec	4,000,000
Morelos	Jiutepec	Construcción y Equipamiento de Casa de Cultura y El Arte en Jiutepec	5,000,000
Morelos	Jojutla	Infraestructura Cultural	3,000,000
Morelos	Puente de Ixtla	Construcción del Centro Cultural al Aire Libre la Cruz	3,000,000
Morelos	Temixco	Construcción de Espacio Cultural y de Convivencia Familiar de la Colonia Rubén Jaramillo, Barrio Número 2 del Municipio de Temixco Morelos	500,000
Morelos	Temixco	Construcción de Una Biblioteca en El Pueblo de Alta Palmira en El Municipio de Temixco	2,000,000
Morelos	Tlayacapan	Rehabilitación de la Casa de Cultura la Cerería	3,000,000
Nayarit	Acaponeta	Rehabilitación de la Casa de la Cultura Alí Chumacero en Acaponeta Nayarit	2,000,000
Nayarit	Huajicori	Construcción de la Casa de la Cultura Tercera Etapa	2,500,000
Nayarit	Jala	Construcción del Museo de Arte Sacro en Jala Nayarit	3,100,000
Nayarit	Santa María del Oro	Construcción de la Casa de la Cultura en La Labor	3,800,000
Nayarit	Santiago Ixcuintla	Remodelación, Conservación y Equipamiento de la Plaza Pública Principal de Santiago Ixcuintla	1,500,000
Nayarit	Santiago Ixcuintla	Remodelación, Conservación y Equipamiento de la Presidencia Municipal de Santiago Ixcuintla	3,000,000
Nayarit	Santiago Ixcuintla	Remodelación, Conservación y Equipamiento del Teatro Ixcuintla	2,500,000
Nuevo León	Aramberri	Construcción de la Casa de Cultura, en un Área de 250m2 con Techumbre de Concreto	3,100,000
Nuevo León	General Bravo	Centro de Desarrollo Cultural, Villegas	3,100,000
Nuevo León	Lampazos de Naranjo	Rehabilitación de Centro Histórico del Municipio de Lampazos de Naranjo	28,700,000
Nuevo León	Linares	Construcción de Casa de la Cultura Virtual, Parque El Nogalar	2,180,015
Nuevo León	Linares	Modernización y equipamiento Cultural del Museo de Linares: Visión Siglo XX Etapa 2	742,142
Nuevo León	Monterrey	Infraestructura y Equipamiento Cultural	80,000,000
Nuevo León	Monterrey	Remodelación de Biblioteca Pública Municipal, Centro de Cultura y Área Cultural Polivalente, Parque España	3,700,000

Nuevo León	Monterrey	Remodelación de biblioteca pública municipal, Sierra Ventana #14	1,300,000
Nuevo León	Monterrey	Remodelación de biblioteca pública municipal, Plutarco Elías Calles	1,120,000
Nuevo León	Monterrey	Remodelación de biblioteca pública municipal, Valle Verde 1er Sector	1,230,000
Nuevo León	San Nicolás de los Garza	Infraestructura y Equipamiento Cultural	10,000,000
Nuevo León	San Pedro Garza García	Infraestructura Cultural	3,100,000
Nuevo León	Villaldama	Construcción Centro Comunitario Josefa Ortiz de Dominguez	2,600,000
Nuevo León	Villaldama	Construcción de Centro Comunitario Josefa Ortiz de Domínguez	3,500,000
Nuevo León	Villaldama	Construcción de Museo del Ferrocarril y de la Minería	3,500,000
Oaxaca	Asunción Ixtaltepec	Rehabilitación de Casa de la Cultura y Construcción de la Sala Audiovisual	3,000,000
Oaxaca	Asunción Ocotlán	Construcción de Centro de Artes y Oficios	8,000,000
Oaxaca	Capulálpam de Méndez	Campamento Audiovisual Itinerante 2014	500,000
Oaxaca	Ciudad Ixtepec	Construcción, Ampliación, Remodelación y Equipamiento de Biblioteca Popular en Ciudad Ixtepec	5,000,000
Oaxaca	Heroica Ciudad de Huajuapan de León	Construcción de Biblioteca	5,000,000
Oaxaca	Magdalena Jaltepec	Construcción Casa de Cultura, Primera Etapa.	1,100,000
Oaxaca	Magdalena Mixtepec	Construcción de Casa de Cultura: Magdalena Mixtepec	1,714,286
Oaxaca	San Andrés Solaga	Construcción Ampliación, Remodelación, Acondicionamiento de la Casa de Cultura, "San Andrés Solaga, Oax."	6,000,000
Oaxaca	San Jacinto Tlacotepec	Construcción de la Casa de Cultura	1,600,000
Oaxaca	San Juan Bautista Cuicatlán	Construcción de la Casa de Cultura	3,000,000
Oaxaca	San Juan Cotzocón	Construcción de Centro de Medicina Tradicional	1,000,000
Oaxaca	San Mateo Río Hondo	Construcción de Casa de Cultura: Rio Hondo	1,642,857
Oaxaca	San Pedro Comitancillo	Construcción de Casa de Cultura	1,000,000
Oaxaca	San Pedro Comitancillo	Construcción de Casa de la Cultura de San Pedro Comitancillo	3,200,000
Oaxaca	San Pedro Huamelula	Construcción de Casa de la Cultura Municipal	2,000,000
Oaxaca	Santa Ana del Valle	Creación del Centro Cultural para el Desarrollo de las bandas de música tradicional del Estado de Oaxaca, Narciso Lico Carrillo	2,000,000
Oaxaca	Santa Catarina Cuixtla	Construcción de la Casa de Cultura	3,000,000
Oaxaca	Santa Catarina Lachatao	Construcción de la Casa de la Cultura en Santa Catarina Lachatao	1,000,000
Oaxaca	Santa Cruz Itundujia	Construcción de la Casa de Cultura	2,050,000
Oaxaca	Santa María Huazolotitlán	Construcción de la Casa de la Cultura	2,000,000
Oaxaca	Santa María Ipalapa	Primera Etapa Casa de Cultura	2,500,000
Oaxaca	Santiago Lachiguiri	Construcción Ampliación, Remodelación, Acondicionamiento de la Casa de Cultura, "Santiago Lachiguiri, Oax."	2,000,000
Oaxaca	Santiago Lachiguiri	Construcción, Ampliación, Remodelación, Acondicionamiento de la Casa de Cultura, "Santiago Lachiguiri, Oax.", Primera Etapa	2,000,000
Oaxaca	Santiago Lachiguiri	Construcción, Ampliación, Remodelación, Acondicionamiento de la Casa de Cultura, "Santiago Lachiguiri, Oax.", Segunda Etapa	2,000,000
Oaxaca	Santiago Minas	Construcción de la Casa de Cultura	1,500,000
Oaxaca	Santiago Pinotepa Nacional	Rescate de la Laguna y Parador Turístico	3,000,000
Oaxaca	Santiago Xiacuí	Construcción y Equipamiento de Casa de Cultura	5,000,000

Oaxaca	Santo Domingo Tehuantepec	Rehabilitación del Palacio Municipal del H. Ayuntamiento Constitucional	1,800,000
Oaxaca	Santo Domingo Yanhuitlán	Construcción de Biblioteca, Primera Etapa	1,100,000
Oaxaca	Teotitlán del Valle	Centro Cultural Comunitario de Teotitlán del Valle, Primera Etapa	2,000,000
Oaxaca	Teotitlán del Valle	Centro Cultural Comunitario de Teotitlán del Valle, Segunda Etapa	2,000,000
Oaxaca	Villa de Etla	Construcción de Casa de Cultura: Villa de Etla	1,642,857
Oaxaca	Villa de Tututepec de Melchor Ocampo	Construcción de Casa de Cultura	2,500,000
Oaxaca	Zimatlán de Álvarez	Rotonda de Yavego 2a Etapa	1,000,000
Puebla	Acatzingo	Remodelación del Centro Histórico y Cultural de Acatzingo de Hidalgo, Puebla	9,342,142
Puebla	Chigmecatitlán	Construcción de Casa de Cultura y Taller de Música	8,123,314
Puebla	Francisco Z. Mena	Construcción de Casa de Cultura en Metlaltoyuca, Primera Etapa	7,000,000
Puebla	Honey	Rehabilitación casa de cultura albergada en Presidencia Municipal	2,000,000
Puebla	Huauchinango	Construcción de la extensión del Conservatorio de Música del Estado de Puebla	4,524,780
Puebla	Izúcar de Matamoros	Restauración del Ex convento de Santo Domingo de Guzmán 3a Etapa	4,242,142
Puebla	Izúcar de Matamoros	Restauración y Adecuación de la Antigua Casa Colorada En Izucar de Matamoros	5,100,000
Puebla	Juan Galindo	Rehabilitación del Palacio Municipal y Jardín central para usos de la casa de la cultura del municipio de Juan Galindo	2,817,362
Puebla	Ocoyucan	Construcción de Foro Cultural	2,000,000
Puebla	Olintla	Construcción de la Casa de Cultura en la Localidad de Vicente Guerrero	1,500,000
Puebla	Olintla	Rehabilitación de Casa de Cultura en la cabecera Municipal	500,000
Puebla	Piaxtla	Rehabilitación del Complejo Cultural Progreso	1,000,000
Puebla	Puebla	Rehabilitación y equipamiento del teatro de la ciudad	8,900,000
Puebla	Tepeojuma	Construcción de Teatro al Aire Libre en el Municipio de Tepeojuma	1,218,828
Puebla	Xochitlán de Vicente Suárez	Rehabilitación de Monumento Histórico (Iglesia) en la Localidad de Huapalegcan	1,500,000
Puebla	Xochitlán de Vicente Suárez	Remodelación de la Presidencia Auxiliar de Zoatecpan	500,000
Puebla	Zacatlán	Construcción Centro Cívico Cultural	28,026,426
Querétaro	Colón	Construcción del Corredor Cultural del Río Colón	3,500,000
Querétaro	Corregidora	Teatro popular	1,100,000
Querétaro	Corregidora	Centro cultural, lomas de Balvanera	3,100,000
Querétaro	El Marqués	Remodelación de plaza cultural la cañada	3,100,000
Querétaro	Huimilpan	Habilitación de espacios culturales	500,000
Querétaro	Huimilpan	Rehabilitación y Mantenimiento templos y capillas	500,000
Querétaro	Landa de Matamoros	Construcción del Teatro del Pueblo	1,943,666
Querétaro	San Juan del Río	Imagen Urbana, Primera Etapa Carretera Panamericana	20,000,000
Querétaro	Tolimán	Habilitación de espacios culturales y capillas culturales	1,000,000
San Luis Potosí	Ahualulco	Casa de cultura del Sonido 13	5,000,000
San Luis Potosí	Cerritos	Restauración de casa de la cultura	1,200,000
San Luis Potosí	Ciudad Valles	"Construcción del Teatro al Aire libre y Explanada Colosio"	3,100,000
San Luis Potosí	San Luis Potosí	Museo de Arte Funerario del Saucito Etapa 1	1,000,000
San Luis Potosí	Venado	Construcción Centro Cultural Comunitario	3,100,000
Sinaloa	Ahome	Centro Digital Ahome Educa por un Municipio con Cultura	15,000,000

		Digital	
Sinaloa	Choix	Construcción del Teatro Cultural "El Tabucahui", Choix Sinaloa	3,889,004
Sinaloa	Cosalá	Rehabilitación de Edificio y Equipamiento de Biblioteca Digital Municipal	3,840,000
Sinaloa	Cosalá	Remodelación y Equipamiento de la Escuela Municipal de Arte y Cultura	3,500,000
Sinaloa	Culiacán	Centro Multicultural de Costa Rica, Primera Etapa	2,000,000
Sinaloa	Culiacán	Eco biblioteca Pública Virtual	4,460,000
Sinaloa	Guasave	Construcción de Centro de Cultura en Escuela Secundaria no. 4 en Guasave	2,580,000
Sinaloa	Guasave	Construcción de Museo en Tamazula, Guasave	1,800,000
Sinaloa	Guasave	Rehabilitación del Auditorio Héroes de Sinaloa	1,000,000
Sonora	Cajeme	Programa Cultural del Museo "Sonora en la Revolución"	1,114,000
Sonora	Cajeme	Construcción de Barda Perimetral y Rehabilitación de plaza cultural de la Casa de la Cultura Municipal	3,100,000
Sonora	Divisaderos	Construcción de Sala Audiovisual "Arturo Jaime Montaño"	2,155,717
Sonora	Rosario	Construcción del Museo Regional de Tesopaco (Segunda Etapa)	2,119,995
Sonora	San Luis Río Colorado	Casa de Cultura	3,100,000
Tabasco	Cárdenas	Infraestructura y Fomento a la Cultura	3,000,000
Tabasco	Cárdenas	Infraestructura y Fomento A la Cultura, Mantenimiento A la Biblioteca Municipal	1,000,000
Tabasco	Centla	Rehabilitación del Auditorio de la Casa de la Cultura. Cd. de Frontera	4,000,000
Tabasco	Centro	Mantenimiento de Cineclub Para Jóvenes y Niños Ante la Unesco	155,000
Tabasco	Comalcalco	Construcción y Equipamiento Teatro Julieta Campos, 2a Etapa	7,000,000
Tabasco	Comalcalco	Mantenimiento al Centro de Atención Para Niños Con Capacidades Diferentes	4,194,324
Tabasco	Huimanguillo	Infraestructura y Fomento a la Cultura	2,000,000
Tabasco	Jalpa de Méndez	Remodelación y Adecuación del Centro de Las Artes	4,000,000
Tabasco	Jalpa de Méndez	Restauración y Mantenimiento de la Casa Museo Coronel Gregorio Méndez Magaña	345,000
Tabasco	Nacajuca	Construcción del Centro Cultural y Auditorio en Bosques de Saloya	2,500,000
Tabasco	Nacajuca	Infraestructura y Fomento a la Cultura	3,000,000
Tabasco	Tacotalpa	Infraestructura y Fomento A la Cultura "Rehabilitación de la Casa de la Cultura"	3,000,000
Tabasco	Tacotalpa	Rehabilitación de la Casa de Cultura	2,805,676
Tamaulipas	Altamira	Casa de la Cultura "José de Escandón" Domicilio Boulevard Primex No 100, esquina con Coronel Trillo	3,100,000
Tamaulipas	Mainero	Centro de Desarrollo Cultural Villa Mainero	3,096,203
Tamaulipas	Matamoros	Infraestructura y Equipamiento Cultural	10,000,000
Tamaulipas	Matamoros	Proyecto de rehabilitación y equipamiento (III etapa) teatro de la Reforma	2,100,000
Tamaulipas	Matamoros	Proyecto de rehabilitación, equipamiento y ampliación (III etapa) Museo del Agrarismo	1,000,000
Tamaulipas	Matamoros	Proyecto de rehabilitación, adecuación y mantenimiento - IRBAM	3,100,000
Tamaulipas	Matamoros	Proyecto de rehabilitación de Infoteca Parque Olímpico	2,000,000
Tamaulipas	Matamoros	Proyecto de rehabilitación, adecuación y mantenimiento (II etapa) IRBAM	1,100,000
Tamaulipas	Nuevo Laredo	Construcción del Centro Cultural Comunitario en Colonia Palmares	3,100,000

Tamaulipas	Reynosa	Infraestructura y Equipamiento Cultural	8,739,279
Tamaulipas	Río Bravo	Rehabilitación de Ex Hacienda La Sauteña, Casa de la Cultura primera fase	1,000,000
Tamaulipas	Río Bravo	Construcción de Casa de Arte y Cultura Regional	4,000,000
Tlaxcala	Chiautempan	Construcción de Techumbre Auditorio de la Calle Unión Comunidad de San Rafael Tepatlaxco Tlaxcala	2,000,000
Tlaxcala	Contla de Juan Cuamatzi	Construcción de Casa de Cultura	1,750,000
Tlaxcala	El Carmen Tequexquitla	Rehabilitación de casa de Cultura "Tequexquitla"	2,000,000
Tlaxcala	Hueyotlipan	Construcción de Infraestructura Cultural (Equipamiento del Salón Cultural)	2,000,000
Tlaxcala	Natívitas	Construcción de Casa de Cultura	2,000,000
Tlaxcala	San Jerónimo Zacualpan	Construcción de Casa de Cultura	1,750,000
Tlaxcala	San Juan Huactzinco	Construcción Centro Comunitario Integral y Ubr (1era Etapa) Av. Revolución Esq. Adolfo López Mateos, Col. Centro San Juan Huactzinco	7,000,000
Tlaxcala	San Pablo del Monte	Construcción y Equipamiento de Biblioteca Virtual	5,000,000
Tlaxcala	Santa Apolonia Teacalco	Construcción de Casa de Cultura	1,750,000
Tlaxcala	Tenancingo	Construcción de Casa de Cultura	1,750,000
Tlaxcala	Ziltlaltépec de Trinidad Sánchez Santos	Construcción de Biblioteca Municipal	975,000
Veracruz de Ignacio de la Llave	Boca del Río	Infraestructura Cultural	10,000,000
Veracruz de Ignacio de la Llave	Boca del Río	Remodelación de Casa de la Cultura	3,100,000
Veracruz de Ignacio de la Llave	Boca del Río	Construcción de Biblioteca Digital en el Parque Lineal Dren B	3,100,000
Veracruz de Ignacio de la Llave	Boca del Río	Construcción de biblioteca digital en el parque lineal Dren B etapa 2	3,100,000
Veracruz de Ignacio de la Llave	Córdoba	Construcción de Casa de la Cultura y Museo del Café del Municipio de Córdoba	1,000,000
Veracruz de Ignacio de la Llave	Huatusco	Rehabilitación de teatro Soleiro	3,100,000
Veracruz de Ignacio de la Llave	Jáltipan	Escuela de Artes y Oficios	3,500,000
Veracruz de Ignacio de la Llave	Juan Rodríguez Clara	Casa de cultura móvil	750,000
Veracruz de Ignacio de la Llave	Oluta	Espacio recreativo cultural, en el parque Venustiano Carranza, col. Centro del municipio	3,100,000
Veracruz de Ignacio de la Llave	Orizaba	Restauración del Mural de José Clemente Orozco	500,000
Veracruz de Ignacio de la Llave	Pánuco	Rehabilitación de la Casa de la Cultura	2,000,000
Veracruz de Ignacio de la Llave	Poza Rica de Hidalgo	Restauración de Mural Cultural de O'Higgins	1,351,012
Veracruz de Ignacio de la Llave	Sayula de Alemán	Construcción de salón de usos múltiples de Arte	1,500,000
Veracruz de Ignacio de la Llave	Tancoco	Rehabilitación de la Casa de la Cultura	1,000,000
Veracruz de Ignacio de la Llave	Tenochtitlán	Casa de Cultura en Tenochtitlan	2,450,111
Veracruz de Ignacio de la Llave	Tierra Blanca	Construcción de casa de cultura, Tierra Blanca	3,100,000
Veracruz de Ignacio de la Llave	Tlapacoyan	Construcción Casa de Cultura	2,900,000
Veracruz de Ignacio de la Llave	Xalapa	Complejo Cultural en la Ciudad de Xalapa	3,000,000
Veracruz de Ignacio de la Llave	Xalapa	Infraestructura Para Bibliotecas en Xalapa	3,000,000

Veracruz de Ignacio de la Llave	Xico	Casa Museo del Danzante	1,000,000
Veracruz de Ignacio de la Llave	Xico	Rehabilitación y equipamiento para la Casa de la Cultura "Xicochimalco"	2,000,000
Veracruz de Ignacio de la Llave	Xico	Sala Histórica Taurina	1,000,000
Veracruz de Ignacio de la Llave	Zongolica	Centro Cultural Sustentable	2,900,000
Yucatán	Abalá	Construcción de Anfiteatro en la Localidad de Abalá, Municipio de Abalá, Yucatán	5,000,000
Yucatán	Bokobá	Construcción de Anfiteatro de Bokobá	2,500,390
Yucatán	Chankom	Construcción de Casa de la Cultura Chankom	3,470,000
Yucatán	Chapab	Construcción de Anfiteatro en la Localidad de Chapab, Municipio de Chapab, Yucatán	5,000,000
Yucatán	Chapab	Construcción de concha acústica	3,100,000
Yucatán	Chemax	Construcción de concha acústica	3,100,000
Yucatán	Chumayel	Infraestructura Cultural	7,000,000
Yucatán	Dzán	Construcción de concha acústica	3,100,000
Yucatán	Dzidzantún	Construcción de Casa de la Cultura (1a. Etapa), C-27 No.94 X 14, C.P.97500, en Dzidzantún, Yucatán	3,000,000
Yucatán	Dzilam de Bravo	Remodelación de biblioteca y Adecuación Casa de la Cultura Dzilam de Bravo	2,702,077
Yucatán	Hunucmá	Proyecto Casa de la Cultura en Hunucma	4,000,000
Yucatán	Kanasín	Construcción de Casa de la Cultura Kanasin	3,500,000
Yucatán	Kaua	Construcción de Casa de la Cultura Kaua	3,400,552
Yucatán	Kinchil	Construcción de Anfiteatro en la Localidad de Kinchil	5,400,000
Yucatán	Maní	Proyecto de Casa de Artesanías de Mani	5,000,000
Yucatán	Motul	Proyecto Casa de Artesanías Motul	5,000,000
Yucatán	Muna	Proyecto de Casa de cultura Muna	4,000,000
Yucatán	Muxupip	Construcción Casa de la Cultura Muxupip	2,701,324
Yucatán	Oxkutzcab	Ampliación y Equipamiento de la Casa de Cultura del Municipio de Oxkutzcab, Yucatán	5,000,000
Yucatán	Tahdziú	Construcción de Casa de la Cultura Tahdziú	3,000,000
Yucatán	Tahmek	Infraestructura y Equipamiento cultural de la casa de la cultura municipal	657,126
Yucatán	Tekantó	Construcción del Centro Cultural del Municipio de Tekantó	3,470,000
Yucatán	Tekit	Infraestructura Cultural	20,000,000
Yucatán	Teya	Construcción de Casa de la Cultura	2,000,000
Yucatán	Timucuy	Construcción de Anfiteatro en la Localidad de Timucuy, Municipio de Timucuy, Yucatán	5,000,000
Yucatán	Tixcacalcupul	Construcción de Casa de la Cultura Tixcacalcupul	3,400,552
Yucatán	Tixmehuac	Construcción del Centro Comunitario y Aprendizaje en la Localidad de Chican	900,000
Yucatán	Tixmehuac	Construcción del Centro Comunitario y Aprendizaje en la Localidad de Kimbila	900,000
Yucatán	Tixmehuac	Construcción del Centro Comunitario y Aprendizaje en la Localidad de Sabacche	900,000
Yucatán	Uayma	Construcción de la Casa de la Cultura	3,100,000
Yucatán	Valladolid	Construcción de Biblioteca Municipal en Ex Estación de Tren de la Localidad y Municipio de Valladolid Yucatán	4,300,000
Zacatecas	Atolinga	Construcción Casa de la Cultura 2da. Etapa	1,500,000
Zacatecas	Fresnillo	Construcción del Foro Artístico y Cultural del Centro Histórico	1,609,000

Zacatecas	Guadalupe	Restauración del Santuario de Nuestra Señora de Guadalupe 2da. Etapa	3,000,000
Zacatecas	Jerez	Restauración Instituto Jerezano de la Cultura	2,500,000
Zacatecas	Jerez	Restauración santuario de nuestra Señora de la Soledad	1,500,000
Zacatecas	Sombrerete	Restauración de la Capilla de la Santa Veracruz (Obra del Siglo XVII)	2,520,717
Zacatecas	Zacatecas	Remodelación y Equipamiento del Edificio C del Centro Cultural de Zacatecas 2da Etapa	6,600,000

ANEXO 19.4 FONDO DE INFRAESTRUCTURA DEPORTIVA

INFRAESTRUCTURA ESTATAL		
TOTAL		**3,211,584,162**
ENTIDAD FEDERATIVA		**151,402,000**
Baja California		13,500,000
Baja California Sur		14,000,000
Guanajuato		12,000,000
México		20,000,000
Oaxaca		21,000,000
Sinaloa		3,500,000
Sonora		58,500,000
Tabasco		5,500,000
Tamaulipas		3,402,000
INFRAESTRUCTURA MUNICIPAL		
ENTIDAD FEDERATIVA	**MUNICIPIO / DEMARCACIÓN**	**3,060,182,162**
Aguascalientes	Aguascalientes	34,000,000
Aguascalientes	Calvillo	16,000,000
Aguascalientes	Jesús María	15,254,421
Aguascalientes	Pabellón de Arteaga	537,901
Aguascalientes	San Francisco de los Romo	4,527,679
Baja California	Ensenada	24,880,000
Baja California	Mexicali	38,530,000
Baja California	Playas de Rosarito	51,063,231
Baja California	Tecate	5,220,000
Baja California	Tijuana	49,226,770
Baja California Sur	Comondú	12,000,000
Baja California Sur	Mulegé	9,000,000
Campeche	Calkiní	9,660,000
Campeche	Campeche	13,320,000
Campeche	Champotón	7,660,000
Chiapas	Acacoyagua	3,549,209
Chiapas	Altamirano	3,000,000
Chiapas	Arriaga	9,205,939
Chiapas	Bochil	13,907,967

Chiapas	Catazajá	3,000,000
Chiapas	Chamula	3,908,036
Chiapas	Chiapa de Corzo	4,769,136
Chiapas	Cintalapa	1,500,000
Chiapas	Comitán de Domínguez	25,800,000
Chiapas	Huixtla	12,962,454
Chiapas	Mapastepec	1,020,740
Chiapas	Mazatán	1,363,913
Chiapas	Pijijiapan	1,393,355
Chiapas	San Cristóbal de las Casas	12,459,955
Chiapas	San Fernando	4,000,000
Chiapas	Suchiapa	3,420,400
Chiapas	Tapachula	8,145,369
Chiapas	Teopisca	3,247,040
Chiapas	Tumbalá	1,000,000
Chiapas	Tzimol	2,500,000
Chihuahua	Chihuahua	18,191,000
Chihuahua	Cuauhtémoc	1,500,000
Chihuahua	Cusihuiriachi	1,500,000
Chihuahua	Guazapares	1,500,000
Chihuahua	Ignacio Zaragoza	1,128,520
Chihuahua	Juárez	27,439,000
Chihuahua	San Francisco de Conchos	2,000,000
Chihuahua	Satevó	3,871,480
Coahuila de Zaragoza	Acuña	14,000,000
Coahuila de Zaragoza	Frontera	3,500,000
Coahuila de Zaragoza	Matamoros	8,000,000
Coahuila de Zaragoza	Piedras Negras	15,000,000
Coahuila de Zaragoza	Saltillo	21,410,000
Coahuila de Zaragoza	San Pedro	6,000,000
Coahuila de Zaragoza	Torreón	45,000,000
Coahuila de Zaragoza	Zaragoza	3,000,000
Colima	Armería	1,240,000
Colima	Colima	4,400,000
Colima	Comala	2,000,000
Colima	Coquimatlán	200,000
Colima	Cuauhtémoc	900,000
Colima	Ixtlahuacán	2,430,000
Colima	Manzanillo	14,020,000
Colima	Minatitlán	1,000,000
Colima	Tecomán	1,300,000
Colima	Villa de Álvarez	2,500,000

Distrito Federal	Álvaro Obregón	21,000,000
Distrito Federal	Benito Juárez	3,500,000
Distrito Federal	Coyoacán	7,000,000
Distrito Federal	Cuajimalpa de Morelos	15,600,000
Distrito Federal	Cuauhtémoc	10,000,000
Distrito Federal	Gustavo A. Madero	14,000,000
Distrito Federal	Iztacalco	18,000,000
Distrito Federal	Iztapalapa	11,750,000
Distrito Federal	La Magdalena Contreras	7,000,000
Distrito Federal	Miguel Hidalgo	57,200,000
Distrito Federal	Milpa Alta	3,000,000
Distrito Federal	Tlalpan	9,000,000
Distrito Federal	Venustiano Carranza	16,000,000
Durango	Coneto de Comonfort	2,000,000
Durango	Durango	29,436,763
Durango	General Simón Bolívar	1,050,246
Durango	Gómez Palacio	20,000,000
Durango	Guadalupe Victoria	10,000,000
Durango	Guanaceví	10,300,000
Durango	Lerdo	14,192,992
Durango	Nuevo Ideal	9,000,000
Durango	Ocampo	11,100,000
Durango	Pánuco de Coronado	4,000,000
Durango	San Juan del Río	1,500,000
Durango	San Luis del Cordero	4,200,000
Durango	San Pedro del Gallo	1,100,000
Durango	Tepehuanes	2,000,000
Durango	Tlahualilo	2,250,000
Durango	Vicente Guerrero	2,500,000
Guanajuato	Celaya	3,500,000
Guanajuato	Cuerámaro	6,803,571
Guanajuato	Dolores Hidalgo Cuna de la Independencia Nacional	1,601,190
Guanajuato	Guanajuato	7,095,238
Guanajuato	Huanímaro	2,000,000
Guanajuato	León	2,000,000
Guanajuato	Moroleón	3,500,000
Guanajuato	Romita	4,803,571
Guanajuato	Salamanca	3,500,000
Guanajuato	Salvatierra	1,000,000
Guanajuato	San Luis de la Paz	4,696,429
Guanajuato	Silao	250,000
Guanajuato	Tarimoro	500,000

Guanajuato	Uriangato	500,000
Guanajuato	Yuriria	1,000,000
Guerrero	Acapulco de Juárez	7,000,001
Guerrero	Apaxtla	1,000,000
Guerrero	Arcelia	1,000,000
Guerrero	Chilapa de Álvarez	5,500,000
Guerrero	Coahuayutla de José María Izazaga	5,000,000
Guerrero	Cocula	2,000,000
Guerrero	Cuautepec	750,000
Guerrero	Cutzamala de Pinzón	2,000,000
Guerrero	Florencio Villarreal	7,000,000
Guerrero	José Joaquín de Herrera	2,500,000
Guerrero	Juchitán	1,750,000
Guerrero	Malinaltepec	2,500,000
Guerrero	Marquelia	2,000,000
Guerrero	Petatlán	2,000,000
Guerrero	San Luis Acatlán	2,000,000
Guerrero	San Marcos	2,500,000
Guerrero	Taxco de Alarcón	9,500,000
Guerrero	Teloloapan	1,000,000
Guerrero	Tepecoacuilco de Trujano	7,000,000
Guerrero	Zirándaro	3,000,000
Hidalgo	Acatlán	1,500,000
Hidalgo	Atotonilco de Tula	7,000,000
Hidalgo	Huichapan	5,000,000
Hidalgo	Jacala de Ledezma	1,000,000
Hidalgo	Jaltocán	2,000,000
Hidalgo	Metepec	2,831,571
Hidalgo	Mineral de la Reforma	15,000,000
Hidalgo	Omitlán de Juárez	1,500,000
Hidalgo	Pachuca de Soto	4,500,000
Hidalgo	San Bartolo Tutotepec	2,000,000
Hidalgo	Singuilucan	3,000,000
Hidalgo	Tepeapulco	2,000,000
Hidalgo	Tezontepec de Aldama	1,000,000
Hidalgo	Tlahuelilpan	6,000,000
Hidalgo	Zimapán	1,500,000
Jalisco	Acatic	900,000
Jalisco	Ahualulco de Mercado	881,500
Jalisco	Arandas	7,560,000
Jalisco	Atemajac de Brizuela	1,500,000
Jalisco	Atengo	300,000

Jalisco	Atenguillo	400,000
Jalisco	Atotonilco el Alto	1,750,000
Jalisco	Cabo Corrientes	400,000
Jalisco	Chimaltitán	1,750,000
Jalisco	Cihuatlán	3,400,000
Jalisco	Concepción de Buenos Aires	450,000
Jalisco	Cuautla	13,100,000
Jalisco	El Limón	3,590,445
Jalisco	El Salto	1,479,000
Jalisco	Etzatlán	2,300,000
Jalisco	Guadalajara	16,617,000
Jalisco	Hostotipaquillo	881,500
Jalisco	Ixtlahuacán de los Membrillos	5,539,000
Jalisco	Ixtlahuacán del Río	756,500
Jalisco	Jilotlán de los Dolores	1,500,000
Jalisco	La Huerta	900,000
Jalisco	La Manzanilla de la Paz	694,500
Jalisco	Lagos de Moreno	3,120,000
Jalisco	Mazamitla	1,400,000
Jalisco	Ocotlán	2,289,000
Jalisco	Ojuelos de Jalisco	3,139,000
Jalisco	Puerto Vallarta	1,800,000
Jalisco	Quitupan	694,500
Jalisco	San Cristóbal de la Barranca	500,000
Jalisco	San Diego de Alejandría	1,300,000
Jalisco	San Ignacio Cerro Gordo	1,139,000
Jalisco	San Juan de los Lagos	5,569,889
Jalisco	San Martín de Bolaños	881,500
Jalisco	San Martín Hidalgo	1,500,000
Jalisco	San Miguel el Alto	1,300,000
Jalisco	San Pedro Tlaquepaque	38,467,000
Jalisco	San Sebastián del Oeste	339,000
Jalisco	Santa María de los Ángeles	881,500
Jalisco	Santa María del Oro	1,289,000
Jalisco	Sayula	1,000,000
Jalisco	Tala	756,500
Jalisco	Talpa de Allende	800,000
Jalisco	Tamazula de Gordiano	4,550,000
Jalisco	Tapalpa	2,581,571
Jalisco	Teocaltiche	920,000
Jalisco	Tequila	1,000,000
Jalisco	Teuchitlán	3,409,555

Jalisco	Tolimán	1,000,000
Jalisco	Tonalá	7,189,000
Jalisco	Tonaya	1,000,000
Jalisco	Tototlán	1,500,000
Jalisco	Tuxcacuesco	1,289,000
Jalisco	Tuxpan	1,000,000
Jalisco	Unión de San Antonio	37,120,000
Jalisco	Unión de Tula	1,250,000
Jalisco	Valle de Guadalupe	1,750,000
Jalisco	Valle de Juárez	2,300,000
Jalisco	Villa Hidalgo	920,000
Jalisco	Villa Purificación	600,000
Jalisco	Yahualica de González Gallo	900,000
Jalisco	Zapopan	11,078,000
Jalisco	Zapotiltic	700,000
Jalisco	Zapotlanejo	5,539,000
México	Almoloya de Juárez	3,130,000
México	Amanalco	3,130,000
México	Apaxco	3,130,000
México	Atizapán de Zaragoza	2,500,000
México	Atlautla	3,130,000
México	Axapusco	3,130,000
México	Calimaya	3,130,000
México	Chalco	2,000,000
México	Chapa de Mota	3,130,000
México	Chapultepec	3,130,000
México	Coacalco de Berriozábal	16,850,000
México	Donato Guerra	3,130,000
México	Ecatzingo	3,130,000
México	El Oro	9,000,000
México	Huehuetoca	20,000,000
México	Hueypoxtla	3,130,000
México	Huixquilucan	19,000,000
México	Ixtapaluca	3,130,000
México	Ixtapan de la Sal	3,130,000
México	Ixtlahuaca	10,000,000
México	Jiquipilco	3,130,000
México	Luvianos	3,000,000
México	Melchor Ocampo	3,130,000
México	Morelos	7,130,000
México	Nezahualcóyotl	32,500,000
México	Ocuilan	3,130,000

México	Otzolotepec	8,000,000
México	Polotitlán	7,500,000
México	Rayón	22,130,000
México	San Felipe del Progreso	10,000,000
México	San José del Rincón	3,130,000
México	San Mateo Atenco	3,000,000
México	Tecámac	3,549,023
México	Temascalcingo	10,000,000
México	Temoaya	12,190,457
México	Tenango del Aire	3,130,000
México	Tepetlaoxtoc	3,130,000
México	Tepetlixpa	3,130,000
México	Texcaltitlán	3,130,000
México	Texcalyacac	3,130,000
México	Texcoco	15,000,000
México	Tezoyuca	3,130,000
México	Timilpan	3,130,000
México	Tlalnepantla de Baz	15,400,000
México	Tlatlaya	7,000,000
México	Tonatico	2,500,000
México	Valle de Chalco Solidaridad	40,900,000
México	Villa de Allende	3,130,000
México	Villa del Carbón	3,000,000
México	Villa Victoria	3,130,000
México	Zacazonapan	3,130,000
México	Zinacantepec	9,230,520
Michoacán de Ocampo	Aguililla	6,000,000
Michoacán de Ocampo	Ario	200,000
Michoacán de Ocampo	Arteaga	1,000,000
Michoacán de Ocampo	Briseñas	800,000
Michoacán de Ocampo	Carácuaro	3,500,000
Michoacán de Ocampo	Charapan	1,000,000
Michoacán de Ocampo	Chavinda	800,000
Michoacán de Ocampo	Churintzio	3,500,000
Michoacán de Ocampo	Coahuayana	500,000
Michoacán de Ocampo	Coeneo	1,500,000
Michoacán de Ocampo	Cojumatlán de Régules	6,000,000
Michoacán de Ocampo	Cotija	1,900,000
Michoacán de Ocampo	Hidalgo	6,000,000
Michoacán de Ocampo	Jiquilpan	2,055,743
Michoacán de Ocampo	José Sixto Verduzco	4,000,000
Michoacán de Ocampo	La Huacana	5,000,000
Michoacán de Ocampo	La Piedad	3,000,000

Michoacán de Ocampo	Marcos Castellanos	2,233,000
Michoacán de Ocampo	Morelia	34,700,000
Michoacán de Ocampo	Nuevo Parangaricutiro	6,000,000
Michoacán de Ocampo	Paracho	4,500,000
Michoacán de Ocampo	Penjamillo	1,500,000
Michoacán de Ocampo	Quiroga	1,500,000
Michoacán de Ocampo	Sahuayo	8,971,257
Michoacán de Ocampo	Salvador Escalante	4,000,000
Michoacán de Ocampo	Tancítaro	4,300,000
Michoacán de Ocampo	Tlazazalca	2,500,000
Michoacán de Ocampo	Tocumbo	1,000,000
Michoacán de Ocampo	Turicato	3,500,000
Michoacán de Ocampo	Tuxpan	2,699,991
Michoacán de Ocampo	Venustiano Carranza	2,000,000
Michoacán de Ocampo	Zitácuaro	6,000,000
Michoacán de Ocampo	Charo	4,300,009
Morelos	Ayala	7,000,000
Morelos	Cuernavaca	5,510,000
Morelos	Emiliano Zapata	2,500,000
Morelos	Jiutepec	10,000,000
Morelos	Puente de Ixtla	6,500,000
Morelos	Temixco	500,000
Morelos	Tepoztlán	7,000,000
Morelos	Tlaltizapán de Zapata	4,500,000
Morelos	Tlaquiltenango	4,000,000
Morelos	Tlayacapan	2,150,000
Nayarit	Amatlán de Cañas	3,500,000
Nayarit	Del Nayar	3,500,000
Nayarit	Jala	3,500,000
Nayarit	Rosamorada	3,784,424
Nayarit	San Blas	11,161,011
Nayarit	San Pedro Lagunillas	1,666,822
Nayarit	Santa María del Oro	2,037,710
Nayarit	Santiago Ixcuintla	2,800,000
Nayarit	Tepic	2,204,289
Nayarit	Tuxpan	3,725,749
Nayarit	Xalisco	2,100,000
Nuevo León	Abasolo	3,500,000
Nuevo León	Aramberri	3,500,000
Nuevo León	Ciénega de Flores	3,500,000
Nuevo León	Guadalupe	3,500,000
Nuevo León	Hualahuises	5,000,000
Nuevo León	Lampazos de Naranjo	21,000,000

Nuevo León	Linares	2,285,936
Nuevo León	Monterrey	113,430,000
Nuevo León	San Pedro Garza García	10,500,000
Nuevo León	Santa Catarina	80,000,000
Nuevo León	Villaldama	3,500,000
Oaxaca	Asunción Ixtaltepec	3,000,000
Oaxaca	Asunción Nochixtlán	2,000,000
Oaxaca	Chalcatongo de Hidalgo	9,096,582
Oaxaca	Ciénega de Zimatlán	3,000,000
Oaxaca	Ciudad Ixtepec	1,000,000
Oaxaca	Cuilápam de Guerrero	2,443,078
Oaxaca	Heroica Ciudad de Ejutla de Crespo	9,000,000
Oaxaca	Heroica Ciudad de Huajuapan de León	1,500,000
Oaxaca	Heroica Ciudad de Juchitán de Zaragoza	4,168,429
Oaxaca	Heroica Ciudad de Tlaxiaco	2,500,000
Oaxaca	Magdalena Tlacotepec	2,000,000
Oaxaca	Natividad	2,500,000
Oaxaca	Nuevo Zoquiápam	2,555,555
Oaxaca	Oaxaca de Juárez	1,500,000
Oaxaca	San Andrés Ixtlahuaca	3,500,000
Oaxaca	San Antonino Monte Verde	7,000,000
Oaxaca	San Blas Atempa	4,000,000
Oaxaca	San Esteban Atatlahuca	1,642,857
Oaxaca	San Francisco Ixhuatán	2,000,000
Oaxaca	San José Chiltepec	4,000,000
Oaxaca	San Juan Bautista Tuxtepec	3,667,922
Oaxaca	San Juan Chicomezúchil	2,555,558
Oaxaca	San Juan Guichicovi	1,500,000
Oaxaca	San Mateo Río Hondo	1,714,286
Oaxaca	San Pablo Huixtepec	2,500,000
Oaxaca	San Pablo Villa de Mitla	1,500,000
Oaxaca	San Pedro Mixtepec - Dto. 22	2,443,080
Oaxaca	San Pedro Mixtepec - Dto. 22	3,000,000
Oaxaca	San Pedro Tapanatepec	1,500,000
Oaxaca	San Pedro Taviche	2,500,000
Oaxaca	Santa Cruz Xoxocotlán	500,000
Oaxaca	Santa María Guienagati	2,000,000
Oaxaca	Santa María Jalapa del Marqués	2,780,508
Oaxaca	Santa María Nduayaco	7,000,000
Oaxaca	Santiago Juxtlahuaca	10,000,000
Oaxaca	Santiago Llano Grande	2,000,000
Oaxaca	Santiago Pinotepa Nacional	2,000,000

Oaxaca	Santo Domingo Tehuantepec	10,998,744
Oaxaca	Santo Domingo Tonalá	2,555,555
Oaxaca	Villa de Etla	1,642,857
Oaxaca	Villa de Tututepec de Melchor Ocampo	3,000,000
Puebla	Acajete	7,000,000
Puebla	Chiautla	5,128,571
Puebla	Cohuecan	1,457,142
Puebla	Cuetzalan del Progreso	5,128,571
Puebla	Francisco Z. Mena	14,000,000
Puebla	Huejotzingo	5,128,571
Puebla	Izúcar de Matamoros	5,128,571
Puebla	Jalpan	2,500,000
Puebla	Puebla	35,719,641
Puebla	Quecholac	5,128,571
Puebla	San Martín Texmelucan	1,537,501
Puebla	Tecali de Herrera	5,128,571
Puebla	Tepexco	800,000
Puebla	Tepexi de Rodríguez	5,128,571
Puebla	Tetela de Ocampo	5,128,571
Puebla	Xicotepec	2,628,571
Puebla	Zacapala	2,871,429
Puebla	Zacapoaxtla	5,128,571
Puebla	Zacatlán	5,128,571
Querétaro	Cadereyta de Montes	11,000,000
Querétaro	Corregidora	15,900,000
Querétaro	El Marqués	3,100,000
Querétaro	Huimilpan	3,950,000
Querétaro	Landa de Matamoros	1,740,000
Querétaro	Pinal de Amoles	2,000,000
Querétaro	San Joaquín	2,000,000
Querétaro	San Juan del Río	1,753,617
Querétaro	Tequisquiapan	4,000,000
Querétaro	Tolimán	3,050,000
Quintana Roo	Benito Juárez	16,000,000
Quintana Roo	Lázaro Cárdenas	2,811,000
Quintana Roo	Solidaridad	4,506,000
Quintana Roo	Tulum	2,253,000
San Luis Potosí	Ahualulco	1,800,000
San Luis Potosí	Alaquines	1,500,000
San Luis Potosí	Aquismón	8,500,000
San Luis Potosí	Catorce	2,000,000
San Luis Potosí	Cedral	2,000,000

San Luis Potosí	Cerro de San Pedro	500,000
San Luis Potosí	Charcas	2,000,000
San Luis Potosí	Ciudad del Maíz	1,000,000
San Luis Potosí	Ciudad Fernández	1,500,000
San Luis Potosí	Coxcatlán	5,000,000
San Luis Potosí	Guadalcázar	1,500,000
San Luis Potosí	Rioverde	2,000,000
San Luis Potosí	San Ciro de Acosta	3,500,000
San Luis Potosí	San Luis Potosí	12,000,000
San Luis Potosí	San Vicente Tancuayalab	3,000,000
San Luis Potosí	Santa María del Río	3,210,000
San Luis Potosí	Tamuín	1,500,000
San Luis Potosí	Venado	16,500,000
San Luis Potosí	Villa de Reyes	500,000
San Luis Potosí	Zaragoza	1,000,000
Sinaloa	Badiraguato	2,000,000
Sinaloa	Concordia	3,870,426
Sinaloa	Culiacán	16,138,579
Sinaloa	El Fuerte	3,500,000
Sinaloa	Guasave	6,117,334
Sinaloa	Mocorito	2,833,000
Sinaloa	Rosario	2,962,907
Sinaloa	Salvador Alvarado	3,327,754
Sinaloa	Sinaloa	2,000,000
Sonora	Alamos	2,827,520
Sonora	Caborca	1,500,000
Sonora	Cajeme	13,401,240
Sonora	Cananea	3,500,000
Sonora	Carbó	2,915,168
Sonora	Empalme	1,300,000
Sonora	Hermosillo	3,500,000
Sonora	Huatabampo	8,500,000
Sonora	Navojoa	9,901,240
Sonora	Puerto Peñasco	1,000,000
Sonora	Sahuaripa	3,000,000
Sonora	Ures	9,549,060
Tabasco	Cárdenas	4,000,000
Tabasco	Centla	2,500,000
Tabasco	Centro	13,000,000
Tabasco	Comalcalco	5,285,856
Tabasco	Emiliano Zapata	1,714,143
Tabasco	Jalapa	3,570,000

Tabasco	Jalpa de Méndez	3,000,000
Tabasco	Nacajuca	1,500,000
Tabasco	Paraíso	2,000,000
Tabasco	Tenosique	7,000,000
Tamaulipas	Altamira	1,400,000
Tamaulipas	Mainero	3,497,474
Tamaulipas	Matamoros	7,000,000
Tamaulipas	Nuevo Laredo	3,500,000
Tamaulipas	Soto la Marina	9,928,715
Tamaulipas	Tampico	2,100,000
Tamaulipas	Victoria	16,280,000
Tlaxcala	Apizaco	3,500,000
Tlaxcala	Calpulalpan	1,500,000
Tlaxcala	Chiautempan	7,000,000
Tlaxcala	Emiliano Zapata	2,000,000
Tlaxcala	Españita	4,000,000
Tlaxcala	Hueyotlipan	2,000,000
Tlaxcala	Ixtacuixtla de Mariano Matamoros	2,000,000
Tlaxcala	Lázaro Cárdenas	2,000,000
Tlaxcala	Muñoz de Domingo Arenas	2,000,000
Tlaxcala	Papalotla de Xicohténcatl	1,977,527
Tlaxcala	Santa Catarina Ayometla	1,700,000
Tlaxcala	Santa Isabel Xiloxoxtla	1,412,638
Tlaxcala	Tepetitla de Lardizábal	1,500,000
Tlaxcala	Tlaxcala	15,000,000
Tlaxcala	Xaloztoc	1,637,362
Tlaxcala	Xaltocan	3,742,473
Tlaxcala	Xicohtzinco	1,700,000
Tlaxcala	Ziltlaltépec de Trinidad Sánchez Santos	500,000
Veracruz de Ignacio de la Llave	Amatitlán	850,000
Veracruz de Ignacio de la Llave	Ayahualulco	2,178,041
Veracruz de Ignacio de la Llave	Boca del Río	12,500,000
Veracruz de Ignacio de la Llave	Coatzacoalcos	3,080,540
Veracruz de Ignacio de la Llave	Córdoba	3,500,000
Veracruz de Ignacio de la Llave	Cotaxtla	1,100,000
Veracruz de Ignacio de la Llave	Coyutla	1,790,270
Veracruz de Ignacio de la Llave	El Higo	7,000,000
Veracruz de Ignacio de la Llave	Gutiérrez Zamora	1,940,270
Veracruz de Ignacio de la Llave	Huayacocotla	800,000
Veracruz de Ignacio de la Llave	Ixhuatlán de Madero	3,580,535
Veracruz de Ignacio de la Llave	Jáltipan	2,650,000
Veracruz de Ignacio de la Llave	Jesús Carranza	3,080,540
Veracruz de Ignacio de la Llave	Juan Rodríguez Clara	6,028,745
Veracruz de Ignacio de la Llave	Magdalena	4,139,786

Veracruz de Ignacio de la Llave	Medellín	1,000,000
Veracruz de Ignacio de la Llave	Orizaba	2,685,405
Veracruz de Ignacio de la Llave	Río Blanco	13,600,526
Veracruz de Ignacio de la Llave	San Andrés Tuxtla	3,121,234
Veracruz de Ignacio de la Llave	Tampico Alto	3,080,545
Veracruz de Ignacio de la Llave	Tepetzintla	3,881,530
Veracruz de Ignacio de la Llave	Tierra Blanca	1,400,000
Veracruz de Ignacio de la Llave	Tihuatlán	2,685,405
Veracruz de Ignacio de la Llave	Tlacolulan	4,950,111
Veracruz de Ignacio de la Llave	Tlacotalpan	2,000,000
Veracruz de Ignacio de la Llave	Tlapacoyan	6,470,670
Veracruz de Ignacio de la Llave	Vega de Alatorre	3,279,164
Veracruz de Ignacio de la Llave	Veracruz	4,000,000
Veracruz de Ignacio de la Llave	Xalapa	7,000,000
Veracruz de Ignacio de la Llave	Xico	3,547,320
Yucatán	Cenotillo	3,500,000
Yucatán	Chankom	2,059,041
Yucatán	Chikindzonot	2,500,000
Yucatán	Chocholá	2,000,000
Yucatán	Dzidzantún	3,000,000
Yucatán	Halachó	3,500,000
Yucatán	Homún	2,500,000
Yucatán	Ixil	2,000,000
Yucatán	Kanasín	4,530,000
Yucatán	Kopomá	2,000,000
Yucatán	Mocochá	3,500,000
Yucatán	Panabá	3,190,959
Yucatán	Tahdziú	2,500,000
Yucatán	Tahmek	3,500,000
Yucatán	Tekantó	5,060,000
Yucatán	Tekit	7,000,000
Yucatán	Temozón	2,500,000
Yucatán	Tepakán	5,000,000
Yucatán	Ticul	1,732,349
Yucatán	Tixcacalcupul	2,500,000
Yucatán	Tixmehuac	5,000,000
Yucatán	Tixpéhual	2,250,000
Yucatán	Tunkás	3,500,000
Yucatán	Valladolid	5,267,651
Zacatecas	Atolinga	1,200,000

Zacatecas	Calera	3,100,000
Zacatecas	Chalchihuites	2,000,000
Zacatecas	Fresnillo	5,000,000
Zacatecas	Jiménez del Teul	4,082,460
Zacatecas	Juchipila	3,000,000
Zacatecas	Santa María de la Paz	900,000
Zacatecas	Tabasco	900,000
Zacatecas	Tepetongo	1,200,000
Zacatecas	Teúl de González Ortega	1,700,000
Zacatecas	Valparaíso	3,417,539
Zacatecas	Villanueva	7,000,000
Zacatecas	Zacatecas	12,000,000

ANEXO 19.5 AMPLIACIONES PARA PROYECTOS DE DESARROLLO REGIONAL

	Monto
Total	**18,032,115,279**
Proyectos de Infraestructura Social	**5,171,553,959**
Rehabilitación de la Infraestructura Deportiva en la Ciudad Deportiva y Olimpia XXI, en el Estado de Tabasco	75,000,000
Parque recreativo en el Estado de Campeche	50,000,000
Barda Perimetral, rejas y puerta de acceso del Centro de Atención a Grupos Vulnerables Shaddai en Guadalupe, Zacatecas	690,236
Construcción de aulas en Escuela profesor Genaro Vázquez Rojas en Chihuahua, Chihuahua	2,000,000
Construcción de Biblioteca Pública en Loreto , Zacatecas	2,689,934
Construcción de campo de fútbol en la cabecera municipal del municipio de Cosoleacaque, Veracruz	4,000,000
Construcción de cancha deportiva en Tepic, Nayarit	1,000,000
Construcción de clínica en el Ejido Colorado en Arroyo, Nuevo León	1,000,000
Construcción de clínica comunitaria Francisco Villa en Chihuahua, Chihuahua	2,000,000
Construcción de clínica materna en el Ejido Santa Ana en Arroyo, Nuevo León	3,000,000
Construcción de dos aulas didácticas en Trancoso, Zacatecas	542,974
Construcción de gradas y techumbre para Escuela en la Colonia 2 de Octubre en Chihuahua, Chihuahua	2,000,000
Construcción de la casa de cultura segunda etapa en la cabecera municipal del municipio de Cosoleacaque, Veracruz	4,727,601
Construcción de Parque Comunitario Lomas de San José en Juárez, Chihuahua	1,985,717
Construcción de Parque Comunitario Tierra y Libertad en Juárez, Chihuahua	1,960,931
Construcción de techumbre Álamos de San Antonio en Manuel Benavides, Chihuahua	1,026,676
Construcción de techumbre en cancha de usos múltiples de la unidad deportiva, cabecera municipal en Tabasco, Zacatecas	872,286
Construcción techumbre de Santa María en López, Chihuahua	1,026,676
Construcción y equipamiento de escuelas de tiempo completo en Monterrey, Nuevo León	30,000,000
Construcción y equipamiento de la Preparatoria Técnica Emiliano Zapata en Monterrey, Nuevo León	50,000,000
Construcción de Unidad Deportiva en Santa Catarina Quioquitani, Oaxaca	1,500,000
Construcción de Unidad Deportiva en el municipio La Compañía, Oaxaca	1,500,000

Construcción Casa de la Cultura en el municipio Magdalena Tlacotepec, Oaxaca	1,500,000
Construcción Casa de la Cultura en el municipio San Pedro Comitancillo, Oaxaca	1,500,000
Gran Parque Ecológico en el municipio Zacatecas, Zacatecas	50,000,000
Plaza y Monumento al Centenario de la Toma de Zacatecas en Zacatecas, Zacatecas	20,000,000
Plazuela Centenario (Escuela Enrique Estrada) en el municipio de Zacatecas, Zacatecas	10,000,000
Unidad Deportiva Centenario en el municipio de Zacatecas, Zacatecas	20,000,000
Centro cultural toma de Zacatecas en el municipio de Zacatecas, Zacatecas	300,000,000
Polideportivo Venustiano Carranza en el municipio Oaxaca de Juárez, Oaxaca	100,000,000
Centro de Iniciación Musical de Oaxaca en el municipio Oaxaca de Juárez, Oaxaca	58,000,000
Centro de las Artes Cinematográficas y Audiovisuales de Oaxaca en el municipio Oaxaca de Juárez, Oaxaca	40,000,000
Centro Cultural y de Convenciones de la Ciudad de Oaxaca, Oaxaca	50,000,000
Continuación de construcción de obra del edificio de Ciencias de la Vida Campus Irapuato, Salamanca, sede Irapuato. Cuarta Etapa. (Universidad de Guanajuato)	10,000,000
Continuación de la Construcción de Torre de Laboratorios Campus León. Sexta Etapa. (Universidad de Guanajuato)	15,000,000
Construcción del Edificio Multidisciplinario, Sede Salvatierra. Campus Celaya - Salvatierra. (Universidad de Guanajuato)	20,000,000
Alberca olímpica de Puebla en el municipio de Puebla, Puebla	12,000,000
Unidad Deportiva Caucel en el municipio de Puebla, Puebla	1,500,000
Unidad Deportiva Francisco Montejo en el municipio de Puebla, Puebla	1,500,000
Construcción de campo de fútbol en el municipio de Kinchil, Yucatán	3,047,490
Construcción de gimnasio al aire libre, iluminación y baños en el municipio de Chemax, Yucatán	1,839,187
Construcción de cancha de fútbol 7 con gradas e iluminación en el municipio de Río Lagartos, Yucatán	2,485,383
Construcción de techumbre y rehabilitación de cancha de usos múltiples en el municipio de Yaxcaba, Yucatán	2,073,482
Construcción de cancha de frontón y rehabilitación de cancha de usos múltiples en el municipio de Cenotillo, Yucatán	1,973,043
Construcción de gradas y baños con rehabilitación de Unidad Deportiva en el municipio de Buctzotz, Yucatán	2,378,198
Construcción de cancha de fútbol 7 con gradas e iluminación en el municipio de Tekal de Venegas, Yucatán	2,262,426
Construcción de techumbre y rehabilitación de cancha de usos múltiples en el municipio de Mayapan, Yucatán	2,022,189
Auditorio Cultural Estatal en Cuernavaca, Morelos	150,000,000
Ampliación y rehabilitación del museo Omar Huerta de la cabecera municipal de Jonuta, Tabasco	1,000,000
Casa de cultura Venus en el municipio de Jiutepec, Morelos	2,000,000
Parque recreativo en el municipio de San José de los Cabos, Baja California Sur	2,000,000
Museo Interactivo de la Laguna el Estado de Durango	30,000,000
Tamux Museo de Historia Natural de Tamaulipas	30,000,000
Segunda etapa del Polideportivo PLATAH en el municipio Pachuca de Soto, Hidalgo	30,000,000
Ciudad del Conocimiento en el municipio de San Agustín Tlaxcala, Hidalgo	200,000,000
Rehabilitación del Parque Metropolitano La Loma en el Estado de Nayarit	60,000,000
Construcción alberca semiolímpica Unidad Deportiva La Gavia en el municipio de Ciudad Cuauhtémoc, Zacatecas	10,945,836
Infraestructura deportiva en planteles educativos (Construcción de Domos) en el municipio Luis Moya, Zacatecas	12,564,896
Infraestructura deportiva en planteles educativos (Construcción de Domos) en el municipio Apulco, Zacatecas	5,000,000

Infraestructura deportiva en planteles educativos (Construcción de Domos) en el municipio de El Salvador, Zacatecas	11,000,000
Alumbrado de ciclopista, en Unidad Deportiva J. Jesús Rodríguez Barba, en cabecera municipal y construcción de cancha de usos, en el fraccionamiento Jardines de San Miguel en el municipio San Francisco del Rincón, Guanajuato	2,850,000
Adecuación de alberca de entrenamiento (techado, baños, vestidores, acceso a personas con discapacidad, sistema de calentamiento y filtrado) en Unidad Deportiva en cabecera municipal Manuel Doblado, Guanajuato	2,850,000
Rehabilitación de Cancha de Futbol (Soccer) Municipal de Practicas II Etapa en el municipio Romita, Guanajuato	1,900,000
Dos canchas de futbol pasto sintético en el municipio San Luis de la Paz, Guanajuato	1,900,000
Unidad Deportiva en el municipio Tarandacuao, Guanajuato	1,900,000
Construcción de Módulo de Deportes de Salón, en Deportiva Esparta, 2da y 3ra Etapa en el municipio San Felipe, Guanajuato	1,900,000
Acondicionamiento y Rehabilitación de infraestructura deportiva del Campus Guanajuato de la Universidad de Guanajuato	4,750,000
Construcción y equipamiento de la unidad médica rural IMSS OPORTUNIDADES en "Las Animas" en Atlacomulco, Estado de México	7,305,421
Infraestructura Social en Michoacán de Ocampo	350,000,000
Infraestructura Social en Nayarit	278,400,000
Infraestructura Social en Tlaxcala	353,100,000
Infraestructura Social en Nezahualcóyotl, Estado de México	35,000,000
Remodelación del Zoológico Miguel Álvarez del Toro (ZOOMAT) en el municipio de Tuxtla Gutiérrez, Chiapas	50,000,000
Remodelación del Centro de Exposición Artesanal en el municipio de Metepec, Estado de México	10,000,000
Construcción de centro comunitario en el municipio de López, Chihuahua	8,554,825
Construcción de gimnasio de usos múltiples en el municipio de López, Chihuahua	5,952,695
Construcción de biblioteca y centro de cómputo en el municipio de Manuel Benavides, Chihuahua	3,473,520
Construcción de centro comunitario en el municipio de Manuel Benavides, Chihuahua	5,426,017
Construcción de techumbre paso de San Antonio en el municipio de Manuel Benavides, Chihuahua	1,026,676
Construcción de gimnasio deportivo en el municipio de Manuel Benavides, Chihuahua	5,952,695
Construcción de parque comunitario colonia México 68 en el municipio de Juárez, Chihuahua	2,260,501
Cancha deportiva de la Secundaria Federal No. 13, col. México 68 en el municipio de Juárez, Chihuahua	2,154,623
Estructura Gimnasio Auditorio Escuela secundaria preparatorio Profesor Genaro Vázquez Rojas en el municipio de Chihuahua, Chihuahua	5,076,427
Construcción de albercas en escuelas e instituciones públicas en el Estado de México	48,351,651
Remodelación y equipamiento de campos de futbol de la Unidad Deportiva las Fuentes en el municipio de Atlacomulco, Estado de México	2,910,579
Proyecto de Construcción de Unidad de Rehabilitación Básica Infantil en el municipio de San Felipe del Progreso, en el Estado de México	11,600,000
Infraestructura educativa en el municipio Atlacomulco, Estado de México	40,000,000
Albergue municipal en Cuauhtémoc, Chihuahua	3,000,000
Ampliación y rehabilitación del centro de salud en el municipio de Plutarco Elías Calles, Sonora	13,257,088
Auditorio del Bienestar en Benito Juárez, Quintana Roo	225,000,000
Auditorios en los municipios de Morelia y Tuzantla, Michoacán de Ocampo	12,000,000
Aulas en escuela preparatoria en Yaxcabá, Yucatán	1,500,000
Cancha de usos múltiples en Florencia de Benito Juárez, Zacatecas	289,302

Cancha de usos múltiples en Zapopan, Jalisco	750,000
Cancha techada en Kanasin, Yucatán	837,000
Canchas y techado de canchas en Ayometla y Panotla, Tlaxcala	2,000,000
Casas de cultura en Autlán de Navarro y Pihuamo, Jalisco	8,010,000
Construcción de albergue cultural en Durango, Durango	19,094,000
Construcción de albergue cultural en Torreón, Coahuila	10,000,000
Construcción de albergues para menores, niños abandonados DIF en el municipio de Nogales, Sonora	12,000,000
Construcción de auditorio en el municipio de Hecelchakán, Campeche	3,657,000
Construcción de auditorio en la escuela de bellas artes segunda etapa en Chimalhuacán, Estado de México	40,000,000
Construcción de auditorio en Xalapa, Veracruz	30,000,000
Construcción de auditorio municipal en el municipio de Plutarco Elías Calles, Sonora	6,810,118
Construcción de aulas en telesecundaria en Atlautla, Estado de México	2,300,000
Construcción de aulas y anexo en San Lucas Ojitlán, Oaxaca	1,480,000
Construcción de aulas y laboratorios en San Pedro Cholula y Tecomatlán, Puebla	29,427,639
Construcción de cancha de futbol 7 Col. Hombres Blancos en el municipio de Plutarco Elías Calles, Sonora	3,749,869
Construcción de cancha de fútbol rápido en Unidad Deportiva, cabecera municipal en Santa María de la Paz, Zacatecas	900,000
Construcción de cancha de fútbol y unidades deportivas en Morelia, Susupuato y Chilchota, Michoacán	11,000,000
Construcción de cancha de usos múltiples, techados y canchas en Tuxtla Gutiérrez y Chiapa de Corzo, Chiapas	5,275,392
Construcción de canchas multifuncionales en el municipio de Plutarco Elías Calles, Sonora	1,560,116
Construcción de canchas multiusos en Tepexi de Rodríguez, Puebla	1,906,993
Construcción de casa de cultura en Emiliano Zapata, Morelos	2,774,000
Construcción de casa de cultura en Pachuca, Hidalgo	7,500,000
Construcción de casa de la cultura en cabecera municipal en Santa María de la Paz, Zacatecas	3,000,000
Construcción de casas de cultura en los municipios de Tuxtla Gutiérrez y Simojovel, Chiapas	9,046,882
Construcción de centro de apoyo a mujeres maltratadas en el municipio de Nogales, Sonora	6,000,000
Construcción de centro recreativo para apoyo a jóvenes problemáticos en el municipio de Nogales, Sonora	4,000,000
Construcción de diversos espacios educativos y techumbres en Chalco, Chimalhuacán e Ixtapaluca, Estado de México	89,332,001
Construcción de domos en escuelas en Miguel Auza, Zacatecas	2,425,740
Construcción de edificio para apoyo a discapacitados en el municipio de Nogales, Sonora	5,000,000
Construcción de gimnasio polifuncional de Puerto Peñasco en el municipio de Puerto Peñasco, Sonora	10,000,000
Construcción de gimnasio y canchas de fútbol en Torreón y Parras de la Fuente, Coahuila	23,284,000
Construcción de miniestadio de béisbol en Chapulco, Puebla	1,000,000
Construcción de parque ecológico en la cabecera municipal en Miguel Auza, Zacatecas	15,000,000
Construcción de parques en Ajalpan, Puebla	950,000
Construcción de plaza pública y casas de cultura en Tepic, Nayarit	2,534,388
Construcción de salones de usos múltiples, casas de cultura y foros culturales en Eloxochitlán, Caltepec, Huauchinango, San Martín Texmelucan, Puebla, Ocoyucan, Tecomatlán y Huitzilán de Serdán, Puebla	64,653,859
Construcción de techado en canchas de la Unidad Deportiva "Joel Peralta" en Comalcalco, Tabasco	2,773,040
Construcción de techumbre del centro ceremonial en Jauara II, El Fuerte, Sinaloa	3,337,000

Construcción de Unidad Deportiva en Chalcatongo de Hidalgo, Oaxaca	11,000,000
Construcción de Unidad Deportiva en Zapotitlán, Tepexi de Rodríguez, Puebla, Tecomatlán, Teziutlán e Izúcar de Matamoros, Puebla	55,651,586
Construcción de Unidad Deportiva y alberca semiolímpica en Ixtapaluca, Estado de México	118,000,000
Construcción de unidades deportivas en Victoria, Tamaulipas	18,282,476
Construcción de unidades deportivas y campo de fútbol en Xalapa, Tihuatlán y Coetzala, Veracruz	13,000,000
Construcción de villa estudiantil en Tecomatlán, Puebla	59,500,000
Construcción del CENDI Zacatecanos en Lucha en Villa de Cos, Zacatecas	4,000,000
Construcción del Centro Interdisciplinario del Noroeste de Guanajuato en el municipio de Tierra Blanca, Guanajuato	50,000,000
Construcción del circuito deportivo denominado La Milla 1ra. etapa en el municipio de Puerto Peñasco, Sonora	35,000,000
Construcción y modernización de parques y jardines en el municipio de Ixtapaluca, Estado de México	44,262,492
Construcción y remodelación de infraestructura deportiva en Santa María Huatulco y Miahuatlán de Porfirio Díaz, Oaxaca	11,386,756
Escuela de nueva creación en Corregidora, Querétaro	4,000,000
Infraestructura deportiva en los municipios de Ometepec, Taxco de Alarcón, Teconapa, Quechultenango, Olinalá, Chilapa de Álvarez, Coyuca de Benitez, Atoyac de Álvarez, Zihuatanejo, Azoyú, Tepecuacuilco de Trujano, Cocula, Marquelia, Pungarabato, Petatlán, San Luis Acatlán, Tlapehuala, Guerrero y San Juan Bautista Cuicatlán, Oaxaca	150,000,000
Infraestructura deportiva en Tlajomulco de Zúñiga, Ayotlán, Pihuamo y Techaluta de Montenegro en Jalisco	14,499,342
Infraestructura deportiva para el Estado de Sonora	110,000,000
Infraestructura educativa en el municipio de Texcoco, Estado de México	17,350,000
Infraestructura educativa en el municipio de Zacapú, Michoacán de Ocampo	1,600,000
Infraestructura educativa en los municipios de Atizapán de Zaragoza, Coacalco de Berriozábal, Tlalnepantla de Baz, Tecámac y Teotihuacán, Estado de México	10,894,464
Infraestructura educativa para el Estado de Sonora	150,000,000
Infraestructura en salud para el Estado de Sonora	60,000,000
Inicio de Colegio de Bachilleres nueva creación en Ojinaga, Chihuahua	15,000,000
Inicio de construcción de Hospital de Cancerología en Juárez, Chihuahua	60,000,000
Inicio de construcción de Hospital de Especialidades en Juárez, Chihuahua	235,000,000
Parque deportivo y recreativo en la comisaría de Citilcum en Izamal, Yucatán	3,000,000
Plan de Infraestructura Cultural en Nuevo León	5,000,000
Polideportivo, unidades deportivas y cancha de fútbol en Guadalupe y Vetagrande, Zacatecas	7,017,000
Primera etapa de la rehabilitación de la Unidad Deportiva de León Fonseca en Guasave, Sinaloa	3,320,000
Primera etapa de rehabilitación de Hospital Regional en Ojinaga, Chihuahua	20,000,000
Programa de equipamiento de hospitales en Baja California	50,000,000
Programa de Infraestructura Deportiva en el Estado de Nuevo León	24,000,000
Programa de Infraestructura Social en Guanajuato	31,073,480
Proyecto cultural Universidad Autónoma de Querétaro en Querétaro, Querétaro	10,000,000
Proyecto de desarrollo turístico ferroviario Museo del Ferrocarril-Cholula en Puebla, Puebla	100,000,000
Proyectos de desarrollos turísticos para el Estado de Sonora	25,500,000
Rehabilitación de 3 casas para el adulto mayor en la delegación Tlalpan, Distrito Federal	2,500,000
Rehabilitación de cancha e instalación de módulos lúdicos en la Col. La Presa en el municipio de Plutarco Elías Calles, Sonora	912,923

Rehabilitación de espacios educativos en Cuernavaca, Morelos	1,293,094
Rehabilitación de la casa de la cultura en el municipio de Plutarco Elías Calles, Sonora	1,138,042
Rehabilitación de Sendero Seguro en Escuelas de Nivel Básico (69 escuelas públicas de Nivel Primaria) en Tlalpan, Distrito Federal	2,000,000
Rehabilitación de Unidad Deportiva en San Gabriel, Jalisco	1,000,000
Rehabilitación y remodelación del centro de usos múltiples en el municipio de Plutarco Elías Calles, Sonora	772,057
Remodelación de centros deportivos en la delegación Tlalpan, Distrito Federal	4,600,000
Remodelación de mercado en Ahome, Sinaloa	5,500,000
Remodelación de Mercado San Benito y de Mercado Lucas de Gálvez en Mérida, Yucatán	63,000,000
Remodelación de parque de softbol "Carlos Benavides Peña" en Victoria, Tamaulipas	3,590,017
Remodelación y rehabilitación del edificio del centro de usos múltiples en el municipio de Plutarco Elías Calles, Sonora	1,799,788
Restauración de fachadas e interiores de templos y parroquias en Texcoco, Estado de México	6,890,931
Segunda etapa de construcción de mercado municipal en Pihuamo, Jalisco	3,517,500
Teatro de la Ciudad de Tecate en Tecate, Baja California	45,000,000
Techado de cancha en Ajalpan, Coyomeapan, San Antonio Cañada, San Sebastián Tlacotepec, Tehuacán, Zoquitlán, Atexcal, Coatzingo, Puebla, Tepexi de Rodríguez y San Martín Texmelucan, Puebla	15,871,825
Techumbres para canchas deportivas en Iztapalapa, Azcapotzalco y Gustavo A. Madero, Distrito Federal	9,703,968
Universidad Autónoma del Carmen en el municipio de Carmen, Campeche	20,000,000
Proyectos de Pavimentación e Infraestructura de Vialidad Vehicular y Peatonal	**6,264,041,904**
Construcción de pasos a desnivel en el Circuito Interior Carlos Pellicer Cámara, Villahermosa Tabasco	125,000,000
Construcción de pavimentación de 100 calles en el municipio de Culiacán, Sinaloa	200,000,000
Construcción de pavimento asfáltico en el camino Mapachapa en Cosoleacaque, Veracruz	9,050,591
Construcción de tres pasos a desnivel en el trazo del tecer anillo de Circunvalación en los cruces con Río San Pedro (Km 13+000), Río Morcinique (km 7+000) y Av. Juan Pablo II (km 0+000), Aguascalientes	300,000,000
Construcción y revestimiento de camino rural tramo : E.C. San Miguel en Ixhuatán, Chiapas	10,000,000
Entronque de la carretera estancia Jesús María-San Luis a Jocotic km 0+000 al 1 + 300 en Monte Escobedo, Zacatecas	4,000,000
Infraestructura económica y social en Durango	45,000,000
Paso a desnivel en Av. Ruiz Cortines y Vía a Tampico en el Km M-513+062, Guadalupe, Nuevo León	100,000,000
Pavimentación en San Pedro de las Colonias, Coahuila	25,000,000
Rehabilitación de banquetas e infraestructura urbana en Miguel Hidalgo, Distrito Federal	10,000,000
Encementado de Caminos Vecinales en Llano Grande en el municipio de Coatepec de Harinas, Estado de México	10,000,000
Reconstrucción de banquetas, guarniciones y calles peatonales de las unidades habitacionales de INFONAVIT: Alta Progreso, Mozimba y Coloso, en el municipio de Acapulco de Juárez, Estado de Guerrero	20,000,000
Modernización de la Carretera Federal 131. Km 0+000 al Km 3+233 en el municipio de Martínez de la Torre, Veracruz	3,179,469
Pavimentación camino las Tarrias 1.5 km en el municipio de Atlacomulco, Estado de México	6,000,000
Desarrollo de infraestructura carretera en el Estado de México	48,351,651
Remodelación de Malecón en el municipio de Catemaco, Veracruz	2,149,499
Rehabilitación de Vialidades en el municipio de Nezahualcóyotl, Estado de México	45,000,000
Viaducto Elevado en el estado de Morelos	50,000,000

Carretera Villahermosa Nacajuca , Jalpa de Méndez, Comalcalco, en el estado de Tabasco	80,000,000
Adoquinamiento de la calle Emiliano Zapata, comunidad San Pedro Munoztla, Santa Ana Chiautempam, en el estado de Tlaxcala	2,000,000
Andador rivera Rio Cuale en el municipio Vallarta, Jalisco	2,000,000
Cambio de banquetas y guarniciones en las colonias Doctores y Obrera en la delegación Cuauhtémoc, Distrito Federal	2,000,000
Guarniciones y banquetas en todas las colonias de la delegación Magdalena Contreras, Distrito Federal	4,000,000
Muros de contención en diversas zonas de la demarcación Magdalena Contreras, Distrito Federal	20,000,000
Pavimentación de calles de la cabecera municipal de San Salvador El Seco, Puebla	1,000,000
Pavimentación de concreto hidráulico, calle Camino Real, localidad de San Andrés en el municipio de Tzopantepec, Tlaxcala	1,000,000
Pavimentación de diversas calles en Santa Ana Maya, en el estado de Michoacán	1,000,000
Pavimentación de diversas calles en Tuxpan, estado de Michoacán	1,000,000
Pavimentación de diversas calles en Huatulco, estado de Oaxaca	1,000,000
Pavimentación de diversas calles en Tochtepec, estado de Puebla	1,000,000
Pavimentación de diversas calles en Amaxac, estado de Tlaxcala	1,000,000
Pavimentación de diversas calles en Tepetitla, estado de Tlaxcala	1,000,000
Pavimentación de diversas calles en Tetla de solidaridad, estado de Tlaxcala	1,000,000
Pavimentación de diversas calles en Emiliano Zapata, estado de Veracruz	1,000,000
Pavimentación de diversas calles en Isla, estado de Veracruz	1,000,000
Pavimentación de diversas calles en Tlacolulan, estado de Veracruz	1,000,000
Pavimentación de diversas calles en Uxpanapa, estado de Veracruz	1,000,000
Pavimentación de diversas calles en Nanacamilpa, estado de Tlaxcala	500,000
Pavimentación de diversas calles en Zacatelco, estado de Tlaxcala	500,000
Pavimentación de diversas calles en Alpatlahuac, estado de Veracruz	500,000
Pavimentación de diversas calles en Coacoatzintla, estado de Veracruz	500,000
Pavimentación de diversas calles en Sombrerete, estado de Zacatecas	500,000
Pavimentación de diversas calles en Villanueva, estado de Zacatecas	500,000
Pavimentación de calles en Villa Zaachila, estado de Oaxaca	1,000,000
Pavimentación de calles en Nacajuca, estado de Tabasco	1,000,000
Vialidad Niños Héroes - Av. Hidalgo, TR López Portillo a Boulevard Tultitlán, en el municipio de Tultitlán, Estado de México	75,000,000
Paso a desnivel Av. Ruiz Cortinez y Vía Tampico en el km M-513+062.6 en el municipio de Guadalupe, Nuevo León	40,000,000
Rehabilitación de infraestructura vial en el municipio de Apulco, Zacatecas	4,000,000
Empedrado ahogado en cemento en la Plaza Pública, frente a la Ex hacienda de Santo Tomás Huatzindeo en el municipio Salvatierra, Guanajuato	4,750,000
Pavimentación de la calle Gabriel López de Peralta en el municipio Salvatierra, Guanajuato	2,850,000
Pavimentación de la calle El Rinoncito en San Pedro de los Naranjos adherida a la calle Altamirano en el municipio Salvatierra, Guanajuato	1,900,000
Pavimentación de calle Vicente Guerrero en el municipio Silao, Guanajuato	2,850,000
Pavimentación con Carpeta Asfáltica de Camino Entronque Carretera Romita-Cuerámaro-Los Ángeles Municipio Romita, Guanajuato (1ra. Etapa.)	1,900,000

Pavimentación de los accesos a la Presidencia Municipal de Dolores Hidalgo	3,800,000
Pavimentación de calle Paseo de la Presa y pavimentación de calle Luis Donaldo Colosio en el municipio Pénjamo, Guanajuato	3,000,000
Pavimentación, banquetas y alumbrado del acceso a la ex hacienda de Santo Tomás Huatzindeo en el municipio Salvatierra, Guanajuato	3,800,000
Pavimentación de diversas calles en comunidades en el municipio Tarimoro, Guanajuato	1,900,000
Construcción de Paso a Desnivel Cruce Av. Morelos y Glorieta del Niño Artillero en Cuernavaca, Morelos	22,200,000
Pavimentación y Repavimentación de calles y avenidas en el Municipio de Huixquilucan, Estado de México	10,000,000
Pavimentación y Repavimentación de calles del Municipio de Metepec, Estado de México	25,000,000
Rehabilitación de acceso principal del primer cuadro de los pueblos originarios de Metepec, Estado de México	35,000,000
Puente peatonal Calzada Pacífico, calle Plateros en el municipio de Toluca, Estado de México	3,855,000
Puente peatonal Parada Santín en el municipio de Toluca, Estado de México	7,145,000
Modernización de la superficie de rodamiento a base de concreto hidráulico en Avenida Padre Edmundo Figueroa, entre Avenida de los Arcos y calle Palma, colonia Unidad Habitacional Bosque de los Remedios, Colonia Ampliación Ciudad de los Niños y colonia Ciudad de los Niños, Naucalpan de Juárez, Estado de México	2,905,182
Modernización de la superficie de rodamiento a base de concreto hidráulico en Avenida del Pedregal, entre calle Palma y Avenida de las Roca, Ciudad de los Niños, y Fraccionamiento Loma de Canteras (Lomas de Cantera), Naucalpan de Juárez, Estado de México	3,526,503
Modernización de la superficie de rodamiento a base de concreto hidráulico en calle Cerro de Tizoc, entre Vía Adolfo López Mateos y Avenida San Juan Totoltepec, Colonia Bosques de Moctezuma, Naucalpan de Juárez, Estado de México	3,690,331
Reencarpetado de la calle Gustavo Baz de la Iglesia hacia el Panteón, Santa Ana Jilotzingo en el municipio de Otzolotepec, Estado de México	2,186,773
Rehabilitación, construcción de guarniciones y banquetas de la calle Independencia, Santa María Tetitla en el municipio de Otzolotepec, Estado de México	2,199,541
Reencarpetado del Camino Avenida del Canal a la Compuerta, Ejido de Mozoquilpan, en el municipio de Otzolotepec, Estado de México	957,714
Repavimentación de calle Panalillos en el municipio de Coacalco, Estado de México	1,875,568
Repavimentación en calle Morelos en el municipio de Coacalco, Estado de México	10,000,000
Repavimentación San Antonio en el municipio de Coacalco, Estado de México	1,966,127
Repavimentación en calle Mostajos en el municipio de Coacalco, Estado de México	2,318,531
Repavimentación de calle San Marino en el municipio de Coacalco, Estado de México	2,159,886
Repavimentación en Avenida Trigal en el municipio de Coacalco, Estado de México	2,043,887
Repavimentación en calle Jaramangos en el municipio de Coacalco, Estado de México	1,391,514
Construcción de Drenaje Sanitario y Pavimentación con Concreto Hidráulico Estampado en Avenida Adolfo López Mateos en el municipio de Temascalcingo, Estado de México	7,550,097
Reencarpetamiento y Rehabilitación de Boulevard Gustavo Baz Prada en Cabecera Municipal en el municipio de Ixtlahuaca, Estado de México	27,328,184
Rehabilitación de Camino de San Pedro el Alto a Santa Ana Nichi, en el municipio de San Felipe del Progreso, Estado de México	11,560,000
Modernización de Camino a San Pedro el Alto con Concreto Hidráulico del Kilómetro 0+000 al 1+400 en el municipio de San Felipe del Progreso, Estado de México	8,158,870
Construcción de Puente Vehicular de la Carretera Ixtlahuaca-San Felipe del Progreso, Entronque con Emilio Portes Gil en el municipio de San Felipe del Progreso, Estado de México	10,000,000
Pavimentación de la calle Norte 23 en el municipio de Valle de Chalco Solidaridad, Estado de México	1,000,000
Pavimentación de la calle Oriente 16 en el municipio de Valle de Chalco Solidaridad, Estado de México	1,200,000

Pavimentación de la calle Oriente 16 A en el municipio de Valle de Chalco Solidaridad, Estado de México	1,650,000
Pavimentación de la calle Duque de Sulaiman en el municipio de Valle de Chalco Solidaridad, Estado de México	4,300,000
Pavimentación de la calle Poniente 13 en el municipio de Valle de Chalco Solidaridad, Estado de México	2,750,000
Pavimentación de la calle Lucas Alamán en el municipio de Valle de Chalco Solidaridad, Estado de México	2,450,000
Pavimentación de la calle Naska en el municipio de Valle de Chalco Solidaridad, Estado de México	1,550,000
Pavimentación de la calle Onas en el municipio de Valle de Chalco Solidaridad, Estado de México	4,250,000
Pavimentación de la calle Ranqueses en el municipio de Valle de Chalco Solidaridad, Estado de México	4,800,000
Pavimentación de la calle Araucas en el municipio de Valle de Chalco Solidaridad, Estado de México	6,050,000
Pavimentación Camino a La Vega 1.5 km. en Atlacomulco, Estado de México	6,000,000
Pavimentación de Entronque Carretera (Atlacomulco-Toluca)-Entronque Carretera (Atlacomulco-el Oro)- Canal de las Mercedes 3.2 km, 4 carriles de circulación en Atlacomulco, Estado de México	25,000,000
Ampliación de Boulevard Costero en Ensenada, Baja California	80,000,000
Ampliación y Modernización del Tramo Carretero Piedra del Sol-Unión Hidalgo en San José Chiltepec, Oaxaca	5,000,000
Apoyo a la movilidad urbana y renovación del parque vehicular en Oaxaca	450,000,000
Asfaltado de caminos y carreteras en Córdoba y Soteapan, Veracruz	23,000,000
Boulevard Florido - El Niño en Tijuana, Baja California	210,000,000
Camino de Acceso a Atarjea en Atarjea, Guanajuato	30,000,000
Carretera El Choyudo en Hermosillo, Sonora	7,657,000
Construcción de andadores en Zapotitlán, Tepexi de Rodríguez, y Hermenegildo Galeana, Puebla	5,319,619
Construcción de Boulevard Colinas del Sol (Segundo Acceso a Santa Fe) en Tijuana, Baja California	65,000,000
Construcción de caminos y carreteras en Loreto y Monte Escobedo, Zacatecas	11,856,886
Construcción de carreteras en Miguel Auza, Zacatecas	30,653,116
Construcción de escalinatas y acceso peatonal en acceso al barrio Tlacpan en la localidad de Cuzontipa, en el municipio de Tlaola, Puebla	600,000
Construcción de puente a desnivel en el libramiento en Carretera Federal No. 8 Sonoyta-Puerto Peñasco en el municipio de Puerto Peñasco, Sonora	65,000,000
Construcción de puente de Totolimispa en San Gabriel, Jalisco	2,000,000
Construcción de puente vehicular en la colonia Escalerillas en el municipio de Ixtapaluca, Estado de México	15,000,000
Construcción de puente vehicular San Nicolás del Chapín en Guanajuato, Guanajuato	3,500,000
Construcción de puentes en Zapotitlán, San Antonio Cañada y Puebla, en Puebla	10,466,944
Construcción del paso a desnivel denominado Puente Universitario que se encuentra sobre la Carretera Internacional No.15 (UNISON-UTN y acceso al nuevo hospital IMSS) en el municipio de Nogales, Sonora	90,000,000
Construcción y modernización de caminos rurales y carreteras en los municipios de Tonaya, Tequila y Lagos de Moreno, Jalisco	17,000,000
Continuación del boulevard Progreso en Hermosillo, Sonora	200,000,000
Distribuidor de Acceso a la FIMEE en Salamanca, Guanajuato	85,000,000
Eje Sur Oriente de Celaya en Celaya, Guanajuato	95,000,000
Electrificaciones en Florencia de Benito Juárez, Zacatecas	318,255
Iluminación y rehabilitación del camellón de Calzada de Tlalpan, Zona de Hospitales y San Fernando en Tlalpan, Distrito Federal	3,000,000
Inicio de pavimentación en Palomas, municipio de Ascensión, Chihuahua	10,000,000

Inicio de programa de pavimentación en los municipios de Guadalupe y Práxedis G. Guerrero, Chihuahua	10,000,000
Integración y Adecuación Vial, Rehabilitación de Obra Exterior Rampa Xicoténcatl y calle Frontera en Tijuana, Baja California	12,000,000
Modernización tramo puente Encinas a gasolinera Zaied (modernización a seis carriles) en el municipio de Nogales, Sonora	80,000,000
Modernización urbana de la zona de muelles del circuito turístico en el municipio de Puerto Peñasco, Sonora	60,000,000
Pavimentación con concreto hidráulico en avenidas de la salida a Puerto Peñasco en el municipio de Plutarco Elías Calles, Sonora	40,000,000
Pavimentación de calle Baja California en el municipio de Emiliano Zapata, Morelos	1,594,000
Pavimentación de calle Prolongación 16 de enero en el municipio de Metepec, Estado de México	515,462
Pavimentación de calles en Acatlán, Ajalpan, Albino Zertuche, Atempan, Caltepec, Cañada Morelos, Chapulco, Chiconcuautla, Cuayuca de Andrade, Eloxochitlán, Honey, Huatlatlauca, Huauchinango, Huehuetlán el Grande, Ixcaquixtla, Jalpan, Jopala, Petlalcingo, Puebla, San Gabriel Chilac, San Jerónimo Xayacatlán, San José Miahuatlán, San Martín Texmelucan, San Pablo Anicano, San Salvador El Seco, San Sebastián Tlacotepec, Santa Inés Ahuatempan, Tecamachalco, Tecomatlan, Tehuitzingo, Tepexco, Tepexi de Rodríguez, Tlanepantla, Tlaola, Tulcingo, Vicente Guerrero, Xicotepec, Zacapala, Zacapoaxtla, Zapotitlán y Zinacatepec, Puebla	165,342,889
Pavimentación de calles en Apaseo el Alto, Guanajuato	7,494,580
Pavimentación de calles en Chocaman, Veracruz	3,000,000
Pavimentación de calles en el municipio de Pachuca, Hidalgo	3,594,000
Pavimentación de calles en Jalpa, Villanueva, Asientos y Jerez, Zacatecas	21,585,554
Pavimentación de calles en Juquilpas, Chiapas	500,000
Pavimentación de calles en Kanasin, Yucatán	4,820,000
Pavimentación de calles en los municipios de Amatitán, Autlán de Navarro, Ayutla, Casimiro Castillo, Cuautitlán de García Barragán, El Arenal, Hostotipaquillo, San Gabriel, San Pedro Tlaquepaque, Talpa de Allende, Tequila, Tolimán, Tomatlán, Tonalá, Villa Purificación, Zapopan, Zapotitlán de Vadillo y Zapotlán el Grande, Jalisco	29,177,000
Pavimentación de calles en los municipios de Chihuahua, Delicias, Jiménez y Juárez, Chihuahua	6,657,000
Pavimentación de calles en los municipios de Morelia, Tangancícuaro, Madero, Salvador Escalante, Hidalgo, Irimbo y Nahuatzen, Michoacán de Ocampo	35,211,000
Pavimentación de calles en los municipios de Tantoyuca, Coetzala y San Rafael, Veracruz	15,297,000
Pavimentación de calles en los municipios de Tijuana y Mexicali, Baja California	10,698,652
Pavimentación de calles en los municipios de Tlaxco, Emiliano Zapata, Tlaxcala y Nanacamilpa de Mariano Arista, Tlaxcala	9,642,000
Pavimentación de calles en San Juan Ñumí y Oaxaca de Juárez, Oaxaca	9,017,212
Pavimentación de calles en Teúl de González Ortega, Zacatecas	5,197,680
Pavimentación de calles en Tlajomulco de Zúñiga, Puerto Vallarta, Autlán de Navarro, Ayotlán y Cuquío, Jalisco	83,324,129
Pavimentación de calles en Zacatepec y Cuernavaca, Morelos	4,260,000
Pavimentación de calles y avenidas en los municipios de Chalco, Ixtapaluca, La Paz, Texcoco, Valle de Chalco Solidaridad y Chicoloapan, Estado de México	188,835,000
Pavimentación de calles y callejones en los municipios de La Paz y Los Cabos, Baja California Sur	3,332,000
Pavimentación de calles y caminos rurales en los municipios de San Cristóbal de las Casas, Tapachula y Ocozocoautla de Espinosa, Chiapas	11,961,725
Pavimentación de calles y construcción de paso a desnivel en Acapulco de Juárez, Guerrero	75,000,000
Pavimentación de caminos en los municipios de Jalpan de Serra y Peñamiller, Querétaro	29,284,000
Pavimentación de caminos en los municipios de Santo Domingo, Armadillo de los Infante y Villa Hidalgo, San Luis Potosí	99,853,000

Pavimentación de caminos en los municipios de Susupuato, Madero, Maravatío y Senguio, Michoacán de Ocampo	20,000,000
Pavimentación de caminos rurales en Dolores Hidalgo, San Miguel de Allende, Valle de Santiago y Guanajuato, Guanajuato	13,142,000
Pavimentación de caminos rurales en municipios del Valle de Toluca, Estado de México	15,000,000
Pavimentación de vialidades en el Estado de Baja California (Mexicali)	85,000,000
Pavimentación de vialidades en el Estado de Baja California (Playas Rosarito)	30,600,000
Pavimentación del camino viejo a Tecate, Baja California	2,000,000
Pavimentación y construcción de puente en el municipio de Othón P. Blanco, Quintana Roo	6,657,000
Pavimentación y rehabilitación de caminos y carreteras en los municipios de Pinos, Loreto, Guadalupe, Fresnillo, Valparaíso, Pánuco y Ojocaliente, Zacatecas	66,209,000
Pavimentación, modernización y ampliación de caminos y carreteras en los municipios de San Juan Ñumí, San Juan Guichicoví y San Antonino Monte Verde, Oaxaca	38,456,789
Pavimentación, modernización y ampliación de caminos y carreteras en San José Miahuatlán, Zapotitlán Salinas, San Sebastián Tlacotepec, Tepexi de Rodríguez, Santa Inés Ahuatempan, Ixcaquixtla, Coyotepec, Jopala, Chiconcuautla, San Pedro Cholula, Tetela de Ocampo, Tuzamapan de Galeana, Huitzilan de Serdán, Cuetzalan del Progreso, Atlixco, Atzitzihuacán, Izúcar de Matamoros y Teopantlán, Puebla	187,555,508
Pavimentaciones con concreto hidráulico en Guasave, Sinaloa	9,854,441
Pavimentaciones de diversas calles en los municipios de Zamora, Churumuco y Tacámbaro, Michoacán de Ocampo	14,859,086
Pavimentaciones en Cananea, Sonora	40,000,000
Pavimentaciones en el municipio de Boca del Río, Veracruz	100,000,000
Pavimentaciones en el municipio de Nogales, Sonora	35,000,000
Pavimentaciones en los municipios de Bochil y Larráinzar, Chiapas	3,695,574
Pavimentaciones en Salvador Alvarado, Sinaloa	4,500,000
Pavimentaciones y drenaje en Cosolapa, San Cristóbal Amatlán, Santa María Ozolotepec, San Francisco Ozolotepec, San Felipe Usila, San Lucas Ojitlán, Huautla de Jiménez, Cuicatlán y San Andrés Teotilalpam, Oaxaca	13,639,762
Programa de pavimentación a base de concreto hidráulico en el municipio de Cuilapam de Guerrero, Oaxaca	16,791,517
Programa de Pavimentación e Infraestructura Urbana en Guanajuato	59,072,079
Programa de Pavimentación y Puente Vehicular en Nuevo León	11,000,000
Programa de pavimentaciones en Baja California Sur	150,000,000
Programa de pavimentaciones, reordenamiento e infraestructura vial en Ascensión, Bachiniva, Delicias, Huejotitán, La Cruz, Ignacio Zaragoza y Villa López, Chihuahua	43,000,000
Proyectos carreteros en los municipios de Apaxco y Hueypoxtla, Estado de México	47,700,000
Proyectos de infraestructura vial en la Zona Metropolitana de Puebla, en Puebla	766,600,000
Proyectos de pavimentaciones en los municipios de Aguascalientes, Jesús María y Calvillo, Aguascalientes	106,440,914
Proyectos de vialidades para el Estado de Sonora	45,000,000
Puente Valtierrilla sobre la carretera federal 45 en Salamanca, Guanajuato	90,000,000
Reconstrucción de camino y construcción de puente tubular en Cunduacán, Tabasco	6,657,000
Rehabilitación de camellones en Nezahualcóyotl, Estado de México	12,000,000
Remodelación integral de la Avenida Héroes y calles aledañas de Chetumal, Quintana Roo	110,000,000
Segunda etapa carretera El Cuarenteño en el municipio de Xalisco, Nayarit	12,545,613
Segunda etapa carretera San Leonel - El Ermitaño en Santa María del Oro, Nayarit	6,000,000
Proyectos de Infraestructura Económica	**2,516,769,416**
Infraestructura económica y social en el Estado de Morelos	100,000,000

Infraestructura económica y social en la Delegación Miguel Hidalgo, Distrito Federal	40,000,000
Ampliación de Red Eléctrica calle las Huertas de los Santos Niños en Sombrerete, Zacatecas	195,206
Ampliación de Red eléctrica en la calle 23 de Mayo en la Com. Ricardo Flores Magón en Sombrerete, Zacatecas	330,848
Ampliación de Red Eléctrica en la calle Felipe Ángeles en la Comunidad de Felipe Ángeles La Estancia en Sombrerete, Zacatecas	182,854
Conclusión planta tratadora aguas residuales en Santa Ana Maya, Michoacán de Ocampo	10,000,000
Construcción de tanque superficial en Villanueva, Zacatecas	495,662
Modernización y rehabilitación del complejo Tres Centurias, Aguascalientes	120,000,000
Programa de perforación de pozos en Arroyo, Nuevo León	3,000,000
Reconstrucción de presas La Esmerina en Arroyo, Nuevo León	1,000,000
Construcción del Aeropuerto de Xalapa, Veracruz	100,000,000
Proyecto Eólico en el estado de Sonora	40,000,000
Infraestructura Hidráulica en Nezahualcóyotl, Estado de México	75,000,000
Ampliación de la red eléctrica Col. Caparroso en el municipio de Centla, Tabasco	1,000,000
Ampliación electrificación Cuahulotitlan en el municipio de Tlalchapa, Guerrero	1,000,000
Reconstrucción y ampliación de la línea de electrificación en la cabecera municipal de Ixhuatán, Chiapas	2,000,000
Sustitución de red de agua potable en la delegación Magdalena Contreras, Distrito Federal	10,000,000
Sustitución de red de drenaje en la delegación Magdalena Contreras, Distrito Federal	10,000,000
Proyecto Hidráulico Nayarit Colector Xalisco, en el estado de Nayarit	32,765,364
Obras de Infraestructura Hidráulica en Cuajimalpa, Distrito Federal	25,000,000
Camino Real Santo Tomás-San Pedro en el municipio Salvatierra, Guanajuato. (Alumbrado Público)	1,900,000
Rehabilitación del Cableado y Mejora del Teleférico en Zacatecas	25,000,000
Rehabilitación del Mercado "José Rico Ávila" en el Fraccionamiento Izcalli Cuauhtemoc V, en el municipio de Metepec, Estado de México	5,000,000
Construcción de planta de tratamiento de aguas residuales en el municipio de Comitán de Domínguez, Chiapas	133,000,000
Construcción de planta de tratamiento de aguas residuales en el municipio de Chiapa de Corzo, Chiapas	17,000,000
Reforzamiento de la Bóveda del Río Verdiguel en el municipio de Toluca, Estado de México	28,000,000
Tianguis aviación Autopan en el municipio de Toluca, Estado de México	30,000,000
Cambio de Electrificación Obsoleta en el municipio de Coacalco, Estado de México	20,000,000
Mexicable en el municipio de Ecatepec de Morelos, Estado de México	125,000,000
Rehabilitación del Rastro Municipal en San Pablo Autopan en el municipio de Toluca, Estado de México	6,000,000
Acueducto Revolución en Álamos, Sonora	100,000,000
Aeródromo de Playa del Carmen, Quintana Roo	70,000,000
Ampliación eléctrica en Cuernavaca, Morelos	1,565,000
Construcción de agencia municipal en Concepción Pápalo, Oaxaca	1,000,000
Construcción de Casa del Pescador y Marina en el Municipio de Acuña, Coahuila	20,000,000
Construcción de Infraestructura para Desarrollo Turístico en la presa El Chiflón en La Manzanilla de la Paz, Jalisco	8,148,471
Construcción de pozo de agua potable en Bavispe, Sonora	806,849
Construcción de Presa Rompe Picos en el Río Escondido en Piedras Negras, Coahuila	75,000,000
Drenaje en la colonia Girasoles en Tijuana, Baja California	395,348

Drenaje y pavimentación del circuito principal en Tuxtla Gutiérrez, Chiapas	7,000,000
Electrificación en San Dimas, Durango	3,000,000
Electrificación en Santa María Tonameca Arroyo Tres, Oaxaca	3,983,325
Electrificaciones en Florencia de Benito Juárez, Zacatecas	852,323
Electrificaciones en Nogales, Sonora	11,000,000
Infraestructura de agua potable para el Estado de Sonora	100,000,000
Infraestructura en alcantarillado, agua potable y red de drenaje en Altepexi, Coxcatlán, Zoquitlán, Nicolás Bravo, Tehuacán, Tecamachalco, Santa Inés Ahuatempan, Tepexi de Rodríguez, Amozoc, Puebla y Olintla, Puebla	43,171,646
Infraestructura hidráulica en San Lucas Ojitlán, Santa María Jacatepec y San José Chiltepec, Oaxaca	7,015,496
Inicio de Centro de Convenciones y Exposiciones en Juárez, Chihuahua	100,000,000
Introducción de infraestructura de agua potable en Carmen, Campeche	3,000,000
Modernización de la imagen urbana turística del centro tradicional de Cozumel, Quintana Roo	95,000,000
Nodo Rancho del Mar en el municipio de Playas de Rosarito, Baja California	17,000,000
Obras de drenaje y agua potable en Nogales, Sonora	17,000,000
Perforación y equipamiento de pozo en la colonia Jardines de la Nueva España, cabecera municipal en Miguel Auza, Zacatecas	1,921,144
Planta de Tratamiento de Agua en Tantoyuca, Veracruz	30,000,000
Planta potabilizadora en Hermosillo, Sonora	65,000,000
Planta tratadora de aguas negras en Huamantla, Tlaxcala	4,000,000
Plaza 11 de julio en Tijuana, Baja California	100,000,000
Primera etapa de rehabilitación del centro histórico de Ciudad Juárez en Juárez, Chihuahua	50,000,000
Proyecto de Infraestructura Hidrosanitaria en Temascalcingo, Estado de México	28,250,000
Puente Cañón Zapata en Tijuana, Baja California	60,000,000
Ramal Norte Hermosillo en Hermosillo, Sonora	50,000,000
Reconstrucción de canales dañados por el sismo 2010 en Baja California	50,000,000
Recuperación de la imagen urbana del Paseo Bravo, en Puebla, Puebla	400,000,000
Rehabilitación de imagen urbana en Valle de Guadalupe, Jalisco	5,233,880
Rehabilitación y ampliación de sistema de agua potable en Mecayapan, Veracruz	13,000,000
Segunda etapa del centro acuático municipal en Zamora, Michoacán de Ocampo	6,000,000
Terminación de colector pluvial en Córdoba, Veracruz	5,556,000
Proyectos de Infraestructura Gubernamental	**2,194,000,000**
Construcción de Infraestructura y Equipamiento para la Seguridad Pública y la Procuración de Justicia, en el Estado de Tabasco	50,000,000
Conectividad Estatal (Red Educación, Salud y Gobierno) en el Estado de Oaxaca	85,000,000
Construcción de Nuevo Palacio Municipal en Valecillo, Nuevo León	9,000,000
Centro Estatal de Reinserción Social de Media Seguridad en el municipio de Tlacolula de Matamoros, Oaxaca	400,000,000
Cámaras de Seguridad en el Estado de México	1,500,000,000
Construcción de la Ciudad de los Archivos en el municipio de Oaxaca, Oaxaca	150,000,000
Proyectos de Infraestructura Regional y Municipal	**1,885,750,000**
Infraestructura económica y social en Mazatlán, Sinaloa	80,000,000
Infraestructura económica, urbana y social en Culiacán, Sinaloa	20,000,000
Infraestructura municipal en Corregidora, Querétaro	10,000,000
Infraestructura municipal en El Marqués, Querétaro	20,000,000

Infraestructura municipal en Mexicali, Baja California	80,000,000
Infraestructura municipal en Salamanca, Guanajuato	45,000,000
Infraestructura municipal en San Pedro Garza García, Nuevo León	20,000,000
Infraestructura municipal para Álamo Temapache, Camarón de Tejeda, Hatusco de Chicuellar, Nogales, Sochiapa, Tenampa, Tomatlán y Zentla, Veracruz	87,000,000
Infraestructura social, vial y económica en el Estado de Coahuila	405,000,000
Infraestructura urbana en Angosve, Sinaloa	30,000,000
Infraestructura urbana en Guasave, Sinaloa	50,000,000
Plan de Desarrollo de Infraestructura Social, Vial y Económica del Estado de Tamaulipas	400,000,000
Plan de Infraestructura Social y Vial en el Estado de México	71,750,000
Programa de Infraestructura Social y Vial en Chiapas	40,000,000
Proyectos de desarrollo regional en Mainero, Tamaulipas	10,000,000
Proyectos de desarrollo regional para el Estado de Sonora	60,000,000
Proyectos de desarrollo regional para el municipio de Córdoba, Veracruz	60,000,000
Proyectos de desarrollo regional para el municipio de Monterrey, Nuevo León	97,000,000
Proyectos de desarrollo regional para el municipio de San Nicolás de los Garza, Nuevo León	125,000,000
Proyectos de desarrollo regional para la delegación Benito Juárez, Distrito Federal	115,000,000
Infraestructura Estatal en el Estado de Baja California	10,000,000
Infraestructura Municipal en el Estado de Yucatán	4,500,000
Infraestructura Municipal en el Estado de Yucatán	3,500,000
Infraestructura Municipal en el Estado de Yucatán	2,000,000
Infraestructura Municipal en el Estado de Veracruz	40,000,000

ANEXO 20. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL, TECNOLÓGICA Y DE ADULTOS (pesos)

	Monto
Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	14,344,243,589
Aportaciones para los servicios de educación básica y normal en el Distrito Federal	32,748,927,820

ANEXO 21. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS (pesos)

	Monto
Fondo de Aportaciones para la Educación Básica y Normal	292,583,472,824
Fondo de Aportaciones para los Servicios de Salud	72,045,188,147
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	57,912,914,754
Entidades	7,019,886,006
Municipal y de las Demarcaciones Territoriales del Distrito Federal	50,893,028,748
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	58,666,190,193
Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	18,637,270,740
Asistencia Social	8,573,144,540
Infraestructura Educativa	10,064,126,200
Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	5,757,500,650
Educación Tecnológica	3,601,832,410
Educación de Adultos	2,155,668,240
Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	7,921,641,079
Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	32,054,274,000
Total	**545,578,452,387**

ANEXO 22. REMUNERACIONES DE LOS SERVIDORES PÚBLICOS DE LA FEDERACIÓN

ANEXO 22.1. ADMINISTRACIÓN PÚBLICA FEDERAL

ANEXO 22.1.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Grupo	Tipo de Personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total 2/	
		Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando 1/							
	Oficina de la Presidente de la República		149,955		54,870		204,825
G	Secretario de Estado		145,820		52,792		198,612
H	Subsecretario	104,595	145,578	39,518	52,512	144,113	198,090
I	Oficial Mayor	104,595	141,951	39,518	51,372	144,113	193,323
J	Jefe de Unidad	86,458	141,569	33,220	51,201	119,678	192,770
K	Director General	72,708	137,008	28,640	49,206	101,348	186,214
L	Director General Adjunto	54,286	110,943	22,301	40,551	76,587	151,494
M	Director	32,192	83,494	13,364	31,383	45,556	114,877
N	Subdirector	16,890	35,776	8,385	14,489	25,275	50,265
O	Jefe de Departamento	12,462	23,139	6,853	10,276	19,315	33,415
P	Personal de Enlace	7,035	14,776	5,019	7,305	12,054	22,081
Personal Operativo		**5,000**	**8,252**	**5,556**	**6,558**	**10,556**	**14,810**
Personal de Categorías:							
	Del Servicio Exterior Mexicano	7,035	86,009	5,019	32,936	12,054	118,945
	De Educación	245	51,343	9,343	99,731	9,588	151,074
	De las Ramas Médica, Paramédica y Grupos Afines	6,808	38,765	12,545	25,240	19,353	64,005
	De Investigación Científica y Desarrollo Tecnológico	6,180	25,554	14,867	35,560	21,047	61,114
	De Seguridad Pública	8,098	25,018	6,508	52,292	14,606	77,310
	De Procuración de Justicia	11,030	63,056	4,843	14,671	15,873	77,727
	De Gobernación	11,284	17,518	9,265	10,592	20,549	28,110
	De las Fuerzas Armadas	5,587	141,054	6,143	60,548	11,730	201,602

1/ Las denominaciones de Secretario de Estado, Subsecretario, Oficial Mayor y Jefe de Unidad son exclusivas de las Dependencias del Ejecutivo Federal. Los titulares de los Órganos Administrativos Desconcentrados y Entidades adoptan como denominación el de Director General, Vocal, Comisionado, etc., independientemente de que el rango tabular pudiera ser coincidente con el de las Dependencias para las denominaciones de uso exclusivo.

2/ La percepción ordinaria incluye los ingresos que reciben los servidores públicos por concepto de Sueldos y Salarios y Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas. Los montos netos mensuales corresponden a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales. Los montos indicados no incluyen la potenciación del seguro de vida institucional y el pago extraordinario por riesgo que se otorga a los servidores públicos cuyo desempeño pone en riesgo la seguridad o salud de los mismos. Los rangos de las remuneraciones del personal operativo y de categorías, varían conforme a las Condiciones Generales de Trabajo y los Contratos Colectivos de Trabajo.

ANEXO 22.1.2. LÍMITES DE PERCEPCIÓN EXTRAORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Tipo de personal que recibe pago extraordinario por riesgo y potenciación del seguro de vida institucional

Grupo	Tipo de Personal	Importe mensual total unitario *	
		Mínimo	**Máximo**
Personal civil **			
	Presidente de la República		49,755
G	Secretario de Estado	11,961	48,383
H	Subsecretario	8,556	48,303
I	Oficial Mayor	8,556	47,099
J	Jefe de Unidad	7,072	46,973
K	Director General	5,947	45,459
L	Director General Adjunto	4,441	36,811
M	Director	2,633	27,703
N	Subdirector	1,382	11,870
O	Jefe de Departamento	1,019	7,677
Personal militar **		1,019	48,383

* Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, en los términos del artículo 20, fracción II, inciso b), de éste Decreto, conforme al cual el límite máximo es el equivalente al 30% por concepto de sueldos y salarios.

** Para los servidores públicos de las Dependencias que se les autorice la prestación, tomarán las cuotas mínimas y máximas aquí establecidas, en función de sus rangos tabulares equiparables.

ANEXO 22.1.3. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DE LA REPÚBLICA (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**3,054,974**
Impuesto sobre la renta retenido *	**1,161,641**
Percepción bruta anual	**4,216,615**
I. Percepciones ordinarias:	**3,386,169**
a) Sueldos y salarios:	**2,502,851**
i) Sueldo base	489,192
ii) Compensación garantizada	2,013,659
b) Prestaciones:	**883,318**
i) Aportaciones a seguridad social	51,806
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1 /	15,154
iii) Prima vacacional	13,589
iv) Aguinaldo (sueldo base)	76,817
v) Gratificación de fin de año (compensación garantizada)	319,628
vi) Prima quinquenal (antigüedad)	N/A
vii) Ayuda para despensa 2 /	924
viii) Seguro de vida institucional	31,786
ix) Seguro colectivo de retiro 2 /	0
x) Seguro de gastos médicos mayores	16,064
xi) Seguro de separación individualizado	357,550
xii) Apoyo económico para adquisición de vehículo 3 /	0
II. Percepciones extraordinarias:	**830,446**
a) Potenciación del seguro de vida institucional y pago extraordinario por riesgo 4 /	830,446

* Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, 2010, el cual será ajustado en términos de las disposiciones fiscales vigentes a partir del 1 de enero de 2014.

1 / Conforme a la nueva Ley del ISSSTE se incluye esta prestación a partir de 2010.

2 / El Presidente de la República decidió no hacer uso de esta prestación.

3 / El Presidente de la República no recibe esta prestación en virtud de los servicios de seguridad que le son proporcionados en razón de su investidura.

4 / Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, el cual equivale al 30% de la percepción ordinaria mensual, por concepto de sueldos y salarios, en los términos del artículo 20, fracción II, inciso c), de este Decreto.

ANEXO 22.2. CÁMARA DE SENADORES

ANEXO 22.2.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General	0	122,737	0	59,311	0	182,048
Coordinador / Contralor / Tesorero / Secretario Técnico Órgano de Gobierno	103,936	120,987	51,465	58,776	155,401	179,763
Director General	94,375	103,527	47,178	51,098	141,553	154,625
Jefe de Unidad	73,533	84,041	38,011	42,497	111,544	126,538
Director de Área	52,078	70,761	28,176	36,109	80,254	106,870
Subdirector de Área	33,054	45,251	18,986	24,083	52,040	69,334
Jefe de Departamento	26,819	31,726	15,861	17,868	42,680	49,594
Personal de Servicio Técnico de Carrera	12,491	44,873	8,994	23,337	21,485	68,210
Personal operativo de confianza	19,702	21,441	11,413	11,947	31,115	33,388
Personal operativo de base	5,844	7,256	25,290	25,809	31,134	33,065

Este anexo refleja los límites mínimos y máximos de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2013, en función del puesto que ocupen.

En la Percepción Ordinaria Total se incluyen los importes que se cubren una o dos veces al año, divididos entre doce, por concepto de: aguinaldo, gratificación de fin de año y prima vacacional. La remuneración neta corresponde a la cantidad que perciben los servidores públicos de la Cámara de Senadores, una vez aplicadas las disposiciones fiscales.

ANEXO 22.2.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario *	
		Mínimo	Máximo
Total Puestos	**372**		
Secretario General	2	0	199,197
Coordinador / Contralor / Tesorero	16	167,845	196,280
Director General	19	151,926	167,180
Jefe de Unidad	26	117,190	134,703
Director de Área	85	81,240	112,379
Subdirector de Área	114	49,534	69,832
Jefe de Departamento	110	39,136	47,320

* Corresponde al Estímulo nivel medio de cumplimiento de metas de acuerdo con la normatividad establecida autorizada por los Órganos de Gobierno.

ANEXO 22.2.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN SENADOR DE LA REPÚBLICA (pesos)

	Remuneración recibida 1_/
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,982,726**
Impuesto sobre la renta retenido *_/	730,630
Percepción bruta anual	2,713,356
I. Percepciones ordinarias:	2,713,356
a) Sueldos y salarios:	2,057,328
i) Sueldo base 2_/	2,057,328
ii) Compensación garantizada	N/A
b) Prestaciones:	**656,028**
i) Aportaciones a seguridad social	46,965
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	N/A
iii) Prima vacacional	N/A
iv) Aguinaldo (sueldo base)	234,330
v) Gratificación de fin de año (compensación garantizada)	N/A
vi) Prima quinquenal (antigüedad)	N/A
vii) Ayuda para despensa	N/A
viii) Seguro de vida institucional	57,749
ix) Seguro colectivo de retiro	N/A
x) Seguro de gastos médicos mayores 3_/	23,080
xi) Seguro de separación individualizado	293,904
xii) Apoyo económico para adquisición de vehículo	N/A
II. Percepciones extraordinarias:	
a) Pago por riesgo y potenciación de seguro de vida	N/A

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta
1_/ Corresponde a las percepciones para 2013
2_/ Dieta
3_/ Corresponde a la prima anual individual para un promedio de edad ubicado en el rango de 50 - 54 años.

ANEXO 22.2.4. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ESTRUCTURA ORGÁNICA DE SECRETARIO GENERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,383,772**
Impuesto sobre la renta retenido	932,298
Percepción bruta anual	**3,316,070**
I. Percepciones ordinarias:	**3,038,967**
a) Sueldos y salarios:	**2,048,880**
i) Sueldo base	278,520
ii) Compensación garantizada	1,770,360
b) Prestaciones:	**990,087**
i) Aportaciones a seguridad social	57,456
ii) Prima vacacional	11,605
iii) Aguinaldo (sueldo base)	42,889
iv) Gratificación de fin de año	500,271
v) Vales de fin de año	9,600

vi) Vales de despensa mensuales	12,000
vii) Seguro de vida institucional	36,880
viii) Seguro colectivo de retiro	162
ix) Seguro de gastos médicos mayores	21,864
x) Seguro de separación individualizado	292,697
xi) Sistema de ahorro para el retiro	4,663
II. Percepciones extraordinarias:	**277,103**
a) Estímulo nivel medio por cumplimiento de metas	277,103

ANEXO 22.3. CÁMARA DE DIPUTADOS

ANEXO 22.3.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
CÁMARA DE DIPUTADOS						
Personal de base:						
2		6,074		10,130		16,204
3		6,414		10,378		16,792
4		6,532		10,468		17,000
5		6,732		10,613		17,345
6		6,937		10,726		17,663
7		7,672		10,925		18,597
8		8,188		10,996		19,184
9		8,775		11,179		19,954
10		9,384		11,581		20,965
Personal de base sindicalizado:						
2		6,074		16,122		22,197
3		6,414		16,499		22,913
4		6,532		16,635		23,168
5		6,732		16,857		23,589
6		6,937		17,035		23,972
7		7,672		17,363		25,035
8		8,188		17,485		25,673
9		8,775		17,778		26,553
10		9,384		18,321		27,704
11		11,363		18,621		29,984
12		12,518		18,787		31,305
13		14,579		19,073		33,653
15		15,348		19,166		34,513
16		16,918		19,381		36,299
17		17,747		19,469		37,216
18		19,667		19,792		39,459
19		21,587		20,116		41,703
Personal de confianza:						
2		6,074		9,221		15,295
3		6,414		9,415		15,829
4		6,532		9,485		16,017
5		6,732		9,599		16,331
6		6,937		9,695		16,632
6R		7,159		9,745		16,904
7		7,672		9,890		17,561
8		8,188		9,960		18,148

9		8,775		10,119		18,894
10		9,384		10,447		19,830
11		11,363		10,779		22,143
12		12,518		10,968		23,486
13		14,579		11,300		25,880
14		15,058		11,402		26,460

Este ANEXO refleja los límites de percepciones ordinarias netas para el ejercicio 2014 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 22.3.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)
CÁMARA DE DIPUTADOS

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		151,383		28,901		180,283
Secretario de Servicios/Contralor Interno		131,093		25,322		156,414
Coordinador	114,311	121,833	22,362	23,688	136,673	145,521
Secretario de Enlace		103,599		20,472		124,071
Director General	86,731	113,970	17,497	22,301	104,227	136,271
Homólogo a Director General	86,731	99,934	17,497	19,826	104,227	119,760
Director de Área y Homólogos	49,648	79,523	10,956	16,225	60,603	95,748
Subdirector de Área y Homólogos	28,624	48,164	7,247	10,694	35,871	58,858
Jefe de Departamento y Homólogos	16,127	28,090	5,043	7,153	21,169	35,243

Este ANEXO refleja los límites de percepciones ordinarias netas para el ejercicio 2014 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 22.3.2.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)
UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de confianza:						
8		8,101		6,497		14,598
9		9,461		6,694		16,155
10		11,783		7,067		18,850
12		16,791		7,796		24,587
13		16,050		7,688		23,738
14		19,752		8,192		27,944
15		28,357		9,040		37,397

Este ANEXO refleja los límites de percepciones ordinarias netas para el ejercicio 2014 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 22.3.2.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)
UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo

Personal de mando:						
Titular de la Unidad		138,258		26,586		164,844
Director de Área		109,413		21,497		130,910
Secretario Técnico		100,344		19,898		120,242
Subdirector de Área		72,426		14,973		87,399
Coordinador Administrativo		43,840		9,931		53,772
Coordinador		43,840		9,931		53,772
Especialista		28,932		7,302		36,234

Este ANEXO refleja los límites de percepciones ordinarias netas para el ejercicio 2014 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 22.3.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN DIPUTADO FEDERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA) (1)	**1,495,881**
Impuesto sobre la renta retenido (2)	395,178
Percepción bruta anual	**1,891,059**
I. Percepciones ordinarias:	**1,891,059**
a) Sueldos y salarios:	**1,264,536**
i) Sueldo base (3)	1,264,536
ii) Compensación garantizada	N/A
b) Prestaciones:	**626,523**
i) Aportaciones a seguridad social	46,965
ii) Ahorro solidario (art. 100 ISSSTE)	N/A
iii) Prima vacacional	N/A
iv) Aguinaldo	199,887
v) Gratificación de fin de año	N/A
vi) Prima quinquenal	N/A
vii) Ayuda para despensa	33,360
viii) Seguro de vida institucional (4)	58,028
ix) Seguro colectivo de retiro	N/A
x) Seguro de gastos médicos mayores (4)	91,015
xi) Seguro de separación individualizado	197,268
xii) Apoyo económico para adquisición de vehículo	N/A
II. Percepciones extraordinarias:	**N/A**
a) Pago por riesgo y potencialización de seguro de vida	N/A

(1) Corresponde a las percepciones 2013

(2) Conforme lo dispuesto en el artículo 21 Fracción I inciso numeral 6 inciso a, de la Ley de Ingresos de la Federación para 2013.

(3) Dieta

(4) Prima anual individual promedio

ANEXO 22.3.4. REMUNERACIÓN TOTAL ANUAL DEL SECRETARIO GENERAL (pesos)

	Remuneración recibida

REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,625,033**
Impuesto sobre la renta retenido (*)	927,171
Percepción bruta anual	**3,552,204**
I. Percepciones ordinarias:	**3,538,759**
a) Sueldos y salarios:	**2,595,132**
i) Sueldo base	499,104
ii) Compensación garantizada	2,096,028
b) Prestaciones:	**943,627**
i) Aportaciones a seguridad social	46,965
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	0
iii) Prima vacacional	82,900
iv) Aguinaldo (sueldo base)	72,093
v) Gratificación de fin de año (compensación garantizada)	302,760
vi) Prima quinquenal (antigüedad)	0
vii) Ayuda para despensa	24,240
viii) Seguro de vida institucional	43,858
ix) Seguro colectivo de retiro	0
x) Seguro de gastos médicos mayores	33,445
xi) Seguro de separación individualizado	337,367
xii) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias:	**13,445**
a) Medida de fin de año	13,445

(*) El importe neto puede variar en función de las modificaciones de la tabla de impuestos

ANEXO 22.4. AUDITORÍA SUPERIOR DE LA FEDERACIÓN

ANEXO 22.4.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
AUDITOR SUPERIOR DE LA FEDERACIÓN		142,042		58,919		200,961
AUDITOR ESPECIAL		138,508		55,664		194,172
TITULAR DE UNIDAD		137,118		54,854		191,972
DIRECTOR GENERAL Y HOMÓLOGOS	120,030	124,973	49,025	50,584	169,055	175,557
DIRECTOR DE ÁREA Y HOMÓLOGOS	80,750	82,555	36,680	37,243	117,430	119,798
SRIO. TÉCNICO DE COORDINADOR Y DIR GRAL.		58,066		28,423		86,489
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	39,000	41,885	22,020	22,870	61,020	64,755
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	28,000	29,759	17,671	18,153	45,671	47,912
PERSONAL OPERATIVO DE CONFIANZA						
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	21,154	22,003	7,828	7,804	28,982	29,807
COORDINADOR DE AUDITORES JURÍDICOS	21,154	22,003	7,828	7,804	28,982	29,807
COORDINADOR DE AUDITORES ADMINISTRATIVOS	21,154	22,003	7,828	7,804	28,982	29,807
AUDITOR DE FISCALIZACIÓN "A"	18,655	19,395	7,719	7,692	26,374	27,087
AUDITOR JURÍDICO "A"	18,655	19,395	7,719	7,692	26,374	27,087
AUDITOR ADMINISTRATIVO "A"	18,655	19,395	7,719	7,692	26,374	27,087
AUDITOR DE FISCALIZACIÓN "B"	15,120	17,387	7,654	7,575	22,774	24,962
AUDITOR JURÍDICO "B"	15,120	17,387	7,654	7,575	22,774	24,962
AUDITOR ADMINISTRATIVO "B"	15,120	17,387	7,654	7,575	22,774	24,962
COORDINADOR DE ANALISTAS "A"		16,409		7,101		23,510
SECRETARIA PARTICULAR "A"		21,536		8,714		30,250

OPERADOR SUPERVISOR "A"		16,809		10,030		26,839
SECRETARIA PARTICULAR "B"		17,251		8,883		26,134
OPERADOR SUPERVISOR "B"		15,280		10,102		25,382
OPERADOR SUPERVISOR "C"		14,207		10,162		24,369
SUPERVISOR DE ÁREA ADMINISTRATIVA		13,136		10,232		23,368
SUPERVISOR DE ÁREA TÉCNICA		13,136		10,232		23,368
OPERADOR SUPERVISOR "D"		13,136		10,232		23,368
VIGILANTE DE LA ASF		13,136		10,232		23,368
SRIA. DIRECTOR DE ÁREA		11,495		9,871		21,366
CHOFER DE SERVICIOS GENERALES		8,404		9,460		17,864
PERSONAL OPERATIVO DE BASE						
TÉCNICO SUPERIOR		8,763		17,400		26,163
COORDINADOR DE PROYECTOS ESPECIALES		8,674		17,362		26,036
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS		8,407		17,232		25,639
ANALISTA ESPECIALIZADO EN PROYECTOS		7,889		17,121		25,010
ESPECIALISTA TÉCNICO		7,593		17,026		24,619
ESPECIALISTA EN PROYECTOS TÉCNICOS		7,295		16,930		24,225
ESPECIALISTA HACENDARIO		7,016		16,849		23,865
TÉCNICO MEDIO		6,937		17,295		24,232
ANALISTA CONTABLE		6,655		17,281		23,936
TÉCNICO CONTABLE		6,338		17,182		23,520
TÉCNICO MEDIO CONTABLE		6,020		17,089		23,109
AUXILIAR TÉCNICO CONTABLE		5,744		17,126		22,870

1.- Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

3.- No se considera el incremento en la medida de fin de año para el personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

4.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de base, en términos del Reglamento Interior de las Condiciones Generales de Trabajo de la Contaduría Mayor de Hacienda, para el presente ejercicio fiscal.

5.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de confianza, en términos del Lineamiento de Estímulos a los Servidores Públicos de la ASF, para el presente ejercicio fiscal.

6.- El importe por Gastos Médicos Mayores y Revisión Médica, está sujeto a licitación pública.

ANEXO 22.4.2. LÍMITES DE LA PERCEPCIÓN EXTRAORDINARIA NETA TOTAL (pesos)

TIPOS DE PERSONAL	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
PERSONAL DE MANDO			
AUDITOR SUPERIOR DE LA FEDERACIÓN	1		594,085
AUDITOR ESPECIAL	4		396,026
TITULAR DE UNIDAD	3		390,977
DIRECTOR GENERAL Y HOMÓLOGOS	29	329,785	344,723
DIRECTOR DE ÁREA Y HOMÓLOGOS	91	142,405	169,827
SRIO. TÉCNICO DE COORDINADOR Y DIR GRAL.	3	81,287	119,451
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	224	65,576	86,164
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	384	44,066	61,218
PERSONAL OPERATIVO DE CONFIANZA			
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	152	49,054	50,732
COORDINADOR DE AUDITORES JURÍDICOS	8	49,054	50,732
COORDINADOR DE AUDITORES ADMINISTRATIVOS	53	49,054	50,732

	AUDITOR DE FISCALIZACIÓN "A"	266	44,110	45,568
	AUDITOR JURÍDICO "A"	66	44,110	45,568
	AUDITOR ADMINISTRATIVO "A"	60	44,110	45,568
	AUDITOR DE FISCALIZACIÓN "B"	150	37,138	41,601
	AUDITOR JURÍDICO "B"	2	37,138	41,601
	AUDITOR ADMINISTRATIVO "B"	41	37,138	41,601
	COORDINADOR DE ANALISTAS "A"	1		39,625
	SECRETARIA PARTICULAR "A"	8		49,766
	OPERADOR SUPERVISOR "A"	1		26,982
	SECRETARIA PARTICULAR "B"	32		41,325
	OPERADOR SUPERVISOR "B"	7		25,525
	OPERADOR SUPERVISOR "C"	20		24,513
	SUPERVISOR DE ÁREA ADMINISTRATIVA	86		23,514
	SUPERVISOR DE ÁREA TÉCNICA	11		23,514
	OPERADOR SUPERVISOR "D"	8		23,514
	VIGILANTE DE LA ASF	16		23,514
	SRIA. DIRECTOR DE ÁREA	1		21,995
	CHOFER DE SERVICIOS GENERALES	2		19,257
PERSONAL OPERATIVO DE BASE				
	TÉCNICO SUPERIOR	37		21,749
	COORDINADOR DE PROYECTOS ESPECIALES	7		21,668
	JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS	7		21,426
	ANALISTA ESPECIALIZADO EN PROYECTOS	6		20,974
	ESPECIALISTA TÉCNICO	7		20,711
	ESPECIALISTA EN PROYECTOS TÉCNICOS	7		20,445
	ESPECIALISTA HACENDARIO	4		20,201
	TÉCNICO MEDIO	12		20,581
	ANALISTA CONTABLE	26		20,404
	TÉCNICO CONTABLE	36		20,125
	TÉCNICO MEDIO CONTABLE	41		19,852
	AUXILIAR TÉCNICO CONTABLE	51		19,727

1.- Los límites de percepción extraordinaria neta anual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

ANEXO 22.4.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (pesos)

	REMUNERACIÓN RECIBIDA
REMUNERACIÓN TOTAL ANUAL NETA (RTA) 1/	**3,005,613**
Impuesto sobre la renta retenido 2/	1,176,906
Percepción bruta anual	**4,182,519**
I. Percepciones ordinarias:	**3,355,808**
a) Sueldos y salarios:	**2,371,930**
i) Sueldo base	436,056
ii) Compensación garantizada	1,935,874
b) Prestaciones:	**983,878**
i) Aportaciones a seguridad social	46,966
ii) Prima vacacional	12,113
iii) Aguinaldo (sueldo base)	69,215
iv) Gratificación de fin de año (compensación garantizada)	306,449
v) Prima quinquenal (antigüedad)	2,400
vi) Ayuda para despensa	924

vii) Seguro de vida institucional	39,374
viii) Seguro de gastos médicos mayores	24,490
ix) Seguro de separación individualizado	338,847
x) Revisión Médica	10,000
xi) Vales de Despensa	133,100
II. Percepciones extraordinarias:	**826,711**
a) Estímulo por Cumplimiento de Metas y Pago de Riesgo	826,711

1/ Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.

ANEXO 22.5 SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

ANEXO 22.5.1. REMUNERACIÓN NOMINAL ANUAL DEL MINISTRO PRESIDENTE Y MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

(3RO TRANSITORIO) (pesos)

PODER JUDICIAL DE LA FEDERACIÓN

SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

REMUNERACIÓN NOMINAL ANUAL DEL MINISTRO PRESIDENTE Y MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	MINISTRO PRESIDENTE	MINISTRO (3RO TRANSITORIO)
REMUNERACIÓN NOMINAL ANUAL BRUTA	**6,343,460**	**6,343,460**
a) Sueldos y salarios:	**4,430,789**	**4,430,789**
i) Sueldo base	620,230	620,230
ii) Compensación garantizada	2,653,185	2,653,185
iii) Prestaciones de previsión social e inherentes al cargo	1,157,374	1,157,374
b) Prestaciones:	**1,198,095**	**1,198,095**
i) Aportaciones a seguridad social		
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)		
iii) Prima vacacional	90,928	90,928
iv) Aguinaldo (sueldo base y compensación garantizada)	518,757	518,757
v) Gratificación de fin de año (comp. garantizada)		
vi) Prima quinquenal (antigüedad)		
vii) Ayuda para despensa		
viii) Seguro de vida institucional	26,187	26,187
ix) Seguro colectivo de retiro		

x) Seguro de gastos médicos mayores	47,635	47,635
xi) Seguro de separación individualizado	467,631	467,631
xii) Apoyo económico para adquisición de vehículo		
xiii) Estímulo por antigüedad	42,857	42,857
xiv) Ayuda de anteojos	3,100	3,100
xv) Estímulo del día de la madre	1,000	1,000
c) Pago por riesgo	**714,576**	**714,576**

ANEXO 22.5.2. REMUNERACIÓN TOTAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN (pesos)

PODER JUDICIAL DE LA FEDERACIÓN

SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

REMUNERACIÓN TOTAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	MINISTRO
REMUNERACIÓN NOMINAL ANUAL BRUTA	**4,209,600**
a) Sueldos y salarios:	**2,624,429**
i) Sueldo base	520,011
ii) Compensación garantizada	1,704,508
iii) Prestaciones de previsión social e inherentes al cargo	399,910
b) Prestaciones:	**815,484**
i) Aportaciones a seguridad social	
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	
iii) Prima vacacional	61,792
iv) Aguinaldo (sueldo base y compensación garantizada)	352,266
v) Gratificación de fin de año (comp. garantizada)	
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	
viii) Seguro de vida institucional	17,796
ix) Seguro colectivo de retiro	

x) Seguro de gastos médicos mayores	33,170
xi) Seguro de separación individualizado	317,789
xii) Apoyo económico para adquisición de vehículo	
xiii) Estímulo por antigüedad	28,571
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre	1,000
c) Pago por riesgo	**769,687**

ANEXO 22.6. CONSEJERO DE LA JUDICATURA FEDERAL

ANEXO 22.6.1. REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL (pesos)

PODER JUDICIAL DE LA FEDERACIÓN

CONSEJO DE LA JUDICATURA FEDERAL

REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	CONSEJERO
REMUNERACIÓN TOTAL ANUAL BRUTA 2014	**4,209,600**
a) Sueldos y salarios:	**2,624,429**
i) Sueldo base	520,011
ii) Compensación garantizada	1,704,508
iii) Prestaciones nominales	399,910
b) Prestaciones:	**886,598**
i) Aportaciones a seguridad social	46,966
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	15,154
iii) Prima vacacional	61,792
iv) Aguinaldo (sueldo base y compensación garantizada)	352,266
v) Gratificación de fin de año (comp. garantizada)	0
vi) Prima quinquenal (antigüedad)	16,320

vii) Ayuda para despensa	0
viii) Seguro de vida institucional	17,796
ix) Seguro colectivo de retiro	146
x) Seguro de gastos médicos mayores	20,396
xi) Seguro de separación individualizado	317,788
xii) Apoyo económico para adquisición de vehículo	0
xiii) Otras prestaciones	37,974
c) Pago por riesgo	**698,573**

ANEXO 22.6.2. REMUNERACIÓN NOMINAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL (3RO TRANSITORIO) (pesos)

PODER JUDICIAL DE LA FEDERACIÓN

CONSEJO DE LA JUDICATURA FEDERAL

REMUNERACIÓN NOMINAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	CONSEJERO (3RO TRANSITORIO)
REMUNERACIÓN NOMINAL ANUAL BRUTA 2014	**6,343,460**
a) Sueldos y salarios:	**4,387,824**
i) Sueldo base	620,230
ii) Compensación garantizada	2,653,185
iii) Prestaciones nominales	1,114,409
b) Prestaciones:	**1,241,060**
i) Aportaciones a seguridad social	46,966
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,154
iii) Prima vacacional	90,928
iv) Aguinaldo (sueldo base y compensación garantizada)	518,757
v) Gratificación de fin de año (comp. garantizada)	0

vi) Prima quinquenal (antigüedad)	16,320
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	26,187
ix) Seguro colectivo de retiro	146
x) Seguro de gastos médicos mayores	20,396
xi) Seguro de separación individualizado	467,631
xii) Apoyo económico para la adquisición de vehículo	0
xiii) Estímulo por antigüedad	34,475
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre	1,000
c) Pago por riesgo	**714,576**

ANEXO 22.7. TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

ANEXO 22.7.1. REMUNERACIÓN NOMINAL ANUAL DE MAGISTRADOS ELECTORALES (pesos)

TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

REMUNERACIÓN NOMINAL ANUAL DE MAGISTRADOS ELECTORALES DE CONFORMIDAD CON EL ARTÍCULO 3o TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

2014	Pesos	
	MAGISTRADO PRESIDENTE	MAGISTRADO DE SALA SUPERIOR
REMUNERACIÓN NOMINAL ANUAL BRUTA (a+b+c)	**6,343,460**	**6,343,460**
a) Sueldos y salarios:	**4,430,789**	**4,430,789**
i) Sueldo base	620,230	620,230
ii) Compensación garantizada	2,653,185	2,653,185
iii) Prestaciones de previsión social e inherentes al cargo	1,157,374	1,157,374
b) Prestaciones:	**1,198,095**	**1,198,095**
i) Aportaciones a seguridad social	46,965	46,965
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	15,154	15,154
iii) Prima vacacional	90,928	90,928
iv) Aguinaldo (sueldo base y compensación garantizada)	518,757	518,757

v) Gratificación de fin de año (compensación garantizada)	-	-
vi) Prima quinquenal (antigüedad)	16,320	16,320
vii) Ayuda para despensa	-	-
viii) Seguro de vida institucional	26,187	26,187
ix) Seguro colectivo de retiro	146	146
x) Seguro de gastos médicos mayores	16,007	16,007
xi) Seguro de separación individualizado	467,631	467,631
xii) Apoyo económico para adquisición de vehículo	-	-
xiii) Estímulo por antigüedad	-	-
xiv) Ayuda de anteojos	-	-
xv) Estímulo del día de la madre	-	-
c) Pago por riesgo	**714,576**	**714,576**

ANEXO 22.7.2. REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS MAGISTRADOS DE SALA SUPERIOR (pesos)

TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

REMUNERACIÓN TOTAL ANUAL DE LOS NUEVOS MAGISTRADOS DE SALA SUPERIOR QUE SE DESIGNEN A PARTIR DEL 1o DE ENERO DE 2010 CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS.

2014	Pesos
	MAGISTRADO DE SALA SUPERIOR
REMUNERACIÓN TOTAL ANUAL BRUTA (a+b+c)	**4,206,000**
a) Sueldos y salarios:	**2,601,929**
i) Sueldo base	520,011
ii) Compensación garantizada	1,704,508
iii) Prestaciones nominales	377,410
b) Prestaciones:	**866,353**
i) Aportaciones a seguridad social	46,965
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	15,154
iii) Prima vacacional	61,792
iv) Aguinaldo (sueldo base y compensación garantizada)	353,098
v) Gratificación de fin de año (comp. garantizada)	-
vi) Prima quinquenal (antigüedad)	16,320
vii) Ayuda para despensa	-

viii) Seguro de vida institucional	17,796
ix) Seguro colectivo de retiro	146
x) Seguro de gastos médicos mayores	18,907
xi) Seguro de separación individualizado	317,788
xii) Apoyo económico para adquisición de vehículo	-
xiii) Otras prestaciones	18,387
c) Pago por riesgo	**737,718**

ANEXO 22.8. INSTITUTO FEDERAL ELECTORAL

ANEXO 22.8.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL ELECTORAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO PRESIDENTE / CONSEJEROS ELECTORALES 1/	182,369	185,339	39,771	67,484	222,140	252,823
SECRETARIO EJECUTIVO	152,016	161,808	33,954	59,503	185,970	221,312

1/ Miembros permanentes del Consejo General del Instituto de acuerdo al Artículo 110 del Código Federal de Instituciones y Procedimientos Electorales (COFIPE)

La información corresponde a las percepciones 2013

ANEXO 22.8.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL ELECTORAL (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
CONSEJERO PRESIDENTE/CONSEJEROS ELECTORALES	182,369	185,339	39,771	67,484	222,140	252,823
SECRETARIO EJECUTIVO	152,016	161,808	33,954	59,503	185,970	221,312
CONTRALOR GENERAL	144,413	161,808	32,384	59,503	176,796	221,312
DIRECTOR EJECUTIVO	143,655	144,553	32,173	53,604	175,827	198,156
DIRECTOR GENERAL	143,655	144,553	32,173	53,604	175,827	198,156
COORDINADOR DE ASESORES DEL CONSEJERO PRESIDENTE	135,582	143,795	30,695	53,382	166,277	197,176
SECRETARIO PARTICULAR DEL CONSEJERO PRESIDENTE	135,582	143,795	30,695	53,382	166,277	197,176
SUBCONTRALOR	125,563	143,795	28,734	53,382	154,298	197,176
DIRECTOR DE UNIDAD TÉCNICA	118,480	125,703	27,459	47,377	145,939	173,080
JEFE DE UNIDAD DE ASUNTOS INTERNACIONALES	118,480	125,703	27,459	47,377	145,939	173,080
JEFE DE UNIDAD TÉCNICA	118,480	125,703	27,459	47,377	145,939	173,080

COORDINADOR DE ASESORES DEL SECRETARIO EJECUTIVO	111,320	118,620	26,097	45,014	137,417	163,634
SECRETARIO PARTICULAR DEL SECRETARIO EJECUTIVO	111,320	118,620	26,097	45,014	137,417	163,634
COORDINADOR DE LOGÍSTICA	111,320	118,620	26,097	45,014	137,417	163,634
COORDINADOR	102,397	111,460	24,273	42,492	126,669	153,952
VOCAL EJECUTIVO DE JUNTA LOCAL	102,397	111,460	24,273	42,492	126,669	153,952
DIRECTOR DE ÁREA DE ESTRUCTURA	102,397	111,460	24,273	42,492	126,669	153,952
LÍDER DE PROYECTO	102,397	111,460	24,273	42,492	126,669	153,952
VOCAL EJECUTIVO DE JUNTA LOCAL	102,397	111,460	24,273	42,492	126,669	153,952
VOCAL EJECUTIVO DE JUNTA LOCAL	95,820	102,537	23,154	39,669	118,974	142,205
DIRECTOR DE ÁREA DE ESTRUCTURA	91,682	95,960	22,312	37,441	113,994	133,401
COORDINADOR ADMINISTRATIVO DEL SRIO. EJECUTIVO	83,273	91,822	20,378	35,625	103,650	127,447
DIRECTOR DE ÁREA DE ESTRUCTURA	83,273	91,822	20,378	35,625	103,650	127,447
ASESOR DE CONSEJERO PRESIDENTE "G"	83,273	91,822	20,378	35,625	103,650	127,447
COORDINADOR DE ENLACE INSTITUCIONAL	83,273	91,822	20,378	35,625	103,650	127,447
COORDINADOR DE TECNOLOGÍA DE INFORMÁTICA ADMINISTRATIVA	83,273	91,822	20,378	35,625	103,650	127,447
LÍDER DE PROYECTO "A"	83,273	91,822	20,378	35,625	103,650	127,447
ASESOR DE CONSEJERO ELECTORAL "A"	77,099	83,413	19,248	32,884	96,347	116,297
COORDINADOR ADMINISTRATIVO DEL CONTRALOR GENERAL	77,099	83,413	19,248	32,884	96,347	116,297
LÍDER DE PROYECTO	77,099	83,413	19,248	32,884	96,347	116,297
COORDINADOR DE EVENTOS MÚLTIPLES	70,933	77,239	17,892	30,578	88,825	107,817
ASESOR DE SECRETARIO EJECUTIVO	63,510	77,239	16,533	30,578	80,043	107,817
SECRETARIO PRIVADO DEL SECRETARIO EJECUTIVO	63,510	77,239	16,533	30,578	80,043	107,817
SECRETARIO TÉCNICO DE SECRETARIO EJECUTIVO	63,510	77,239	16,533	30,578	80,043	107,817
SECRETARIO PARTICULAR DEL DIRECTOR EJECUTIVO	63,510	71,073	16,533	28,568	80,043	99,641
ASESOR DEL SECRETARIO EJECUTIVO "D"	63,510	71,073	16,533	28,568	80,043	99,641
COORDINADOR TÉCNICO	63,510	71,073	16,533	28,568	80,043	99,641
ASESOR DE CONSEJERO ELECTORAL "B"	59,045	63,650	15,350	25,675	74,395	89,325
ASESOR DE CONSEJERO ELECTORAL "C"	59,045	63,650	15,350	25,675	74,395	89,325
ASESOR DE SECRETARIO EJECUTIVO	59,045	63,650	15,350	25,675	74,395	89,325
SUBDIRECTOR DE ÁREA	59,045	63,650	15,350	25,675	74,395	89,325
COORDINADOR OPERATIVO	52,146	59,185	13,741	23,773	65,887	82,958
COORDINADOR OPERATIVO "A"	52,146	59,185	13,741	23,773	65,887	82,958
LÍDER DE PROYECTO "F"	52,146	59,185	13,741	23,773	65,887	82,958
SECRETARIO PARTICULAR DE DIR. DE UNIDAD TÉCNICA	52,146	59,185	13,741	23,773	65,887	82,958
SECRETARIO PARTICULAR DEL DIRECTOR EJECUTIVO	52,146	59,185	13,741	23,773	65,887	82,958

UNIDAD DE INFORMACIÓN Y ACERVO	52,146	59,185	13,741	23,773	65,887	82,958
VOCAL SECRETARIO DE JUNTA LOCAL	52,146	59,185	13,741	23,773	65,887	82,958
SUBDIRECTOR DE ÁREA	52,146	59,185	13,741	23,773	65,887	82,958
VOCAL EJECUTIVO DE JUNTA DISTRITAL	45,968	52,286	12,482	21,358	58,449	73,643
COORDINADOR ADMINISTRATIVO DE JUNTA LOCAL	45,968	52,286	12,482	21,358	58,449	73,643
LÍDER DE PROYECTO "B"	45,968	52,286	12,482	21,358	58,449	73,643
LÍDER DE PROYECTO "D"	45,968	52,286	12,482	21,358	58,449	73,643
SUBDIRECTOR DE ÁREA	45,968	52,286	12,482	21,358	58,449	73,643
VOCAL DE JUNTA LOCAL	45,968	52,286	12,482	21,358	58,449	73,643
SUBDIRECTOR DE ÁREA	45,968	52,286	12,482	21,358	58,449	73,643
SUBDIRECTOR DE SERVICIOS WEB	45,968	52,286	12,482	21,358	58,449	73,643
SUBDIRECTOR DE TECNOLOGÍA Y SEGURIDAD INFORMÁTICA	45,968	52,286	12,482	21,358	58,449	73,643
ASESOR DE CONSEJERO ELECTORAL "A"	45,968	52,286	12,482	21,358	58,449	73,643
ASESOR DE CONSEJERO PRESIDENTE "H"	43,002	52,286	11,939	21,358	54,941	73,643
ASESOR DE SECRETARIO EJECUTIVO	43,002	46,108	11,939	19,344	54,941	65,452
VOCAL SECRETARIO DE JUNTA DISTRITAL	43,002	46,108	11,939	19,344	54,941	65,452
LÍDER DE PROYECTO "E"	34,761	37,728	9,799	15,796	44,561	53,524
JEFE DE DEPARTAMENTO	32,255	34,901	9,123	14,540	41,378	49,442
LIDER DE PROYECTO "E"	32,255	34,901	9,123	14,540	41,378	49,442
COORDINADOR OPERATIVO	32,255	34,901	9,123	14,540	41,378	49,442
VOCAL DE JUNTA DISTRITAL	32,255	34,901	9,123	14,540	41,378	49,442
JEFE DE DEPARTAMENTO	29,701	32,395	8,657	13,798	38,357	46,193
JEFE DE DEPARTAMENTO	29,701	32,395	8,657	13,798	38,357	46,193
ASESOR "C"	29,701	32,395	8,657	13,798	38,357	46,193
ENLACE ADMINISTRATIVO	26,521	29,841	7,976	12,842	34,497	42,683
INVESTIGADOR	26,521	29,841	7,976	12,842	34,497	42,683
JEFE DE PROYECTO DE LOGÍSTICA	26,521	29,841	7,976	12,842	34,497	42,683
JEFE DE DEPARTAMENTO	26,521	29,841	7,976	12,842	34,497	42,683
JEFE DE MONITOREO A MÓDULOS	26,521	29,841	7,976	12,842	34,497	42,683
JEFE DE PROYECTO	26,521	29,841	7,976	12,842	34,497	42,683
JEFE DE PROYECTO "A"	26,521	29,841	7,976	12,842	34,497	42,683
JEFE DEL DEPARTAMENTO DE TECNOLOGÍA	26,521	29,841	7,976	12,842	34,497	42,683
LÍDER DE PROYECTO "C"	26,521	29,841	7,976	12,842	34,497	42,683
SECRETARIO TÉCNICO DE CONSEJERO PRESIDENTE	26,521	29,841	7,976	12,842	34,497	42,683
ASESOR ELECTORAL	26,521	29,841	7,976	12,842	34,497	42,683
ASESOR DE CONSEJERO PRESIDENTE	23,926	26,674	7,552	11,804	31,478	38,477
ASESOR JURÍDICO	22,498	24,087	7,137	10,816	29,635	34,903

JEFE DE DEPARTAMENTO DE OPERACIÓN DE SISTEMAS	22,498	24,087	7,137	10,816	29,635	34,903
JEFE DE DEPARTAMENTO DE RECURSOS FINANCIEROS	22,498	24,087	7,137	10,816	29,635	34,903
JEFE DE DEPARTAMENTO DE RECURSOS HUMANOS	22,498	24,087	7,137	10,816	29,635	34,903
JEFE DE DEPARTAMENTO DE RECURSOS MATERIALES	22,498	24,087	7,137	10,816	29,635	34,903
JEFE DE PROYECTO "C"	22,498	24,087	7,137	10,816	29,635	34,903
PERSONAL OPERATIVO						
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD "E"	21,609	27,963	5,768	6,070	27,377	34,033
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD	20,176	26,293	5,370	5,662	25,547	31,955
INFORMÁTICO ESPECIALIZADO	20,176	26,293	5,370	5,662	25,547	31,955
AUXILIAR DE ENLACE ADMINISTRATIVO	13,388	24,574	4,087	5,374	17,475	29,948
COORDINADOR DE COMUNICACIÓN SOCIAL	18,992	24,574	5,133	5,374	24,125	29,948
JEFE DE OFICINA DE CARTOGRAFÍA ESTATAL	18,992	24,574	5,133	5,374	24,125	29,948
JEFE DE OFICINA DE SEGUIMIENTO Y ANÁLISIS DE JUNTA	18,992	24,574	5,133	5,374	24,125	29,948
SUBCOORDINADOR DE SERVICIOS	18,992	24,574	5,133	5,374	24,125	29,948
PROFESIONAL DICTAMINADOR DE SERVICIOS ESPECIALIZADOS	14,687	23,153	4,345	5,139	19,032	28,292
PROFESIONAL EJECUTIVO DE SERVICIOS ESPECIALIZADOS	16,534	21,730	4,684	4,940	21,218	26,671
JEFE DE OFICINA DE SEGUIMIENTO Y ANÁLISIS DE JUNTA DISTRITAL	16,534	21,730	4,684	4,940	21,218	26,671
TECNICO ELECTORAL "B"	10,544	18,100	3,593	4,396	14,137	22,496
PROFESIONAL DE SERVICIOS ESPECIALIZADOS	11,942	18,100	3,821	4,349	15,763	22,449
CHOFER DE PROCESOS ELECTORALES A	11,942	16,541	3,821	4,110	15,763	20,650
TÉCNICO ELECTORAL	10,544	14,806	3,593	3,874	14,137	18,680
COORDNADOR DE UNIDAD DE SERVICIOS ESPECIALIZADOS	9,856	14,806	3,454	3,874	13,310	18,680
TÉCNICO EN PROCESO ELECTORAL	9,208	13,128	3,355	3,618	12,563	16,747
TÉCNICO DE CAMPO	9,208	12,306	3,355	3,507	12,563	15,813
SECRETARIA DE PROCESOS ELECTORALES A	8,418	12,306	3,234	3,507	11,651	15,813
SECRETARIA DE PROCESOS ELECTORALES "B"	7,782	11,129	2,909	3,347	10,690	14,476
ESPECIALISTA TÉCNICO	7,467	10,656	2,741	3,134	10,209	13,790

La información corresponde a las percepciones 2013

ANEXO 22.8.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos	**6,727**		
PLAZAS TÉCNICO OPERATIVO NIVEL FA1 AL LA2	6,727	0	10,200

Corresponde a la prestación de vales de fin de año del ejercicio 2013 para el personal técnico operativo, en razón de que es la única que se tiene la absoluta certeza de que lo recibirá.

El resto de las prestaciones que se otorgan, es para el personal que se hace acreedor a las mismas o bien, que pueden ejercer el derecho a su obtención. Por ejemplo, el apoyo que da para la adquisición de lentes, que se otorga cada tres años o el apoyo (becas) para estudios de licenciatura, maestría y doctorado.

Acumular todos los posibles conceptos puede generar una lectura equivocada, ya que se podría interpretar que son percepciones extraordinarias que efectivamente recibe el personal, cuando no es así.

Derivado del punto anterior, la H. Cámara de Diputados, la sociedad en general y los propios funcionarios del Instituto, podrían tener una percepción que no corresponde con la realidad.

ANEXO 22.8.3.A. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO FEDERAL ELECTORAL CONSEJERO PRESIDENTE / CONSEJEROS ELECTORALES (pesos) 1/

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**3,033,870**
Impuesto sobre la renta retenido (30%) *_/	**1,091,241**
Percepción bruta anual	**4,125,111**
I. Percepciones ordinarias:	**4,125,111**
a) Sueldos y salarios:	**3,111,768**
i) Sueldo base	584,316
ii) Compensación garantizada	2,527,452
b) Prestaciones:	**1,013,343**
i) Aportaciones a seguridad social	46,965
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,154
iii) Prima vacacional	16,231
iv) Aguinaldo o Gratificación de fin de año	448,960
vi) Prima quinquenal (antigüedad)	2,400
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	52,900
ix) Seguro colectivo de retiro	102
x) Seguro de gastos médicos mayores	26,100
xi) Seguro de separación individualizado	404,530
xii) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias:	**0**

1/ Miembros permanentes del Consejo General del Instituto de acuerdo al artículo 110 del Codigo Federal de Instituciones y Procedimientos Electorales (COFIPE)

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2013.

*_/ Remuneración total anual ajustada a la RTA del Presidente para el ejercicio 2014

ANEXO 22.8.3.B. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO FEDERAL ELECTORAL SECRETARIO EJECUTIVO (pesos) 1/

	Remuneración Recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,603,885**

Impuesto sobre la renta retenido (30%) *_/	**921,179**
Percepción bruta anual	**3,525,065**
I. Percepciones ordinarias:	**3,525,065**
a) Sueldos y salarios:	**2,646,516**
i) Sueldo base	461,964
ii) Compensación garantizada	2,184,552
b) Prestaciones:	**878,549**
i) Aportaciones a seguridad social	46,965
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,154
iii) Prima vacacional	12,832
iv) Aguinaldo o Gratificación de fin de año	381,757
vi) Prima quinquenal (antigüedad)	2,400
vii) Ayuda para despensa	4,200
viii) Seguro de vida institucional	44,991
ix) Seguro colectivo de retiro	102
x) Seguro de gastos médicos mayores	26,100
xi) Seguro de separación individualizado	344,047
xii) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias:	**0**

1/ Miembros permanentes del Consejo General del Instituto de acuerdo al artículo 110 del Codigo Federal de Instituciones y Procedimientos Electorales (COFIPE)

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2013.

ANEXO 22.9. COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS

ANEXO 22.9.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando:						
Presidente de la CNDH		139,238		62,524		201,762
Visitador General/Secretario	125,664	128,770	59,969	61,376	185,633	190,146
Oficial Mayor		125,091		59,969		185,060
Director General/Coordinador General	88,781	120,972	45,720	58,394	134,501	179,366
Director General Adjunto/Coordinador	66,227	87,650	36,023	44,218	102,250	131,868
Coordinador de Programa y Secretario Particular de la Oficina de la Presidencia de la República	58,540	77,138	32,936	40,176	91,476	117,314
Director de Área, Director de Programa Investigador en Derechos Humanos "B", Secretario Particular de Visitador General/Secretario/Oficial Mayor, Jefe de Unidad Técnica, Secretario Privado del Presidente y Asesor "A"	42,635	70,699	25,445	37,008	68,080	107,707
Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos "A", Coordinador Administrativo y Asesor "B"	22,090	40,687	16,720	24,459	38,810	65,146
Jefe de Departamento	16,189	28,141	14,108	18,955	30,297	47,096
Personal Técnico Operativo y de Enlace:						
Enlace (del nivel 27Z al 27D)	8,269	18,277	5,564	8,259	13,833	26,536

Este anexo refleja los límites de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2014, en función del puesto que ocupen.

A fin de cumplir con el desglose de remuneraciones que establece el artículo 75 constitucional, se presentan los límites mínimos y máximos en términos netos por concepto de sueldos y salarios y de prestaciones, diferenciados por el tipo de servidores públicos a los que aplican los límites correspondientes.

ANEXO 22.9.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS 2014 (pesos)

Denominación		Plazas	Pago extraordinario anual unitario
			Máximo
Total Puestos		**1,555**	
Personal de mando:		**895**	
	Presidente de la CNDH	1	518,878
	Visitador General/Secretario	9	609,694
	Oficial Mayor	1	592,611
	Director General / Coordinador General/Titular del Órgano Interno de Control	27	567,179
	Director General Adjunto	18	414,587
	Coordinador de Programa y Secretario Particular de la Oficina de la Presidencia de la República	2	394,966
	Director de Área, Investigador en Derechos Humanos B, Secretario Particular de Visitador General/Secretario/Oficial Mayor, Jefe de Unidad Técnica, Secretario Privado del Presidente	97	301,700
	Subdirector de Área, Visitador Adjunto, Investigador en Derechos Humanos A, Coordinador Administrativo	587	188,073
	Jefe de Departamento	153	77,391
Personal de Enlace		**660**	
	Enlace (del nivel 27Z al 27D)	660	70,985

ANEXO 22.9.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS 2014 (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,968,802**
Impuesto sobre la renta retenido	1,150,525
Percepción bruta anual	**4,119,327**
I. Percepciones ordinarias:	**3,378,375**
a) Sueldos y salarios:	**2,360,557**
Sueldo base	345,244
Compensación Garantizada	2,015,313
b) Prestaciones:	**1,017,818**
i) Aportaciones a seguridad social	48,699
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	0
iii) Prima vacacional	65,571
iv) Gratificación de fin de año	375,267
v) Prima quinquenal	N/A
vi) Ayuda para despensa	N/A
vii) Seguro de vida	19,002
viii) Seguro de gastos médicos mayores	73,700
ix) Fondo de separación individualizado	337,222
x) Ayuda para el desarrollo personal y cultural	98,357
xi) Vales de despensa	N/A
xii) Día del niño	N/A

II. Percepciones extraordinarias:	**740,952**
a) Pago extraordinario	740,952

ANEXO 22.10. INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA

ANEXO 22.10.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Presidente del Instituto	0	147,021	0	43,925	0	190,946
Vicepresidente	0	136,640	0	40,794	0	177,434
Dirección General	0	124,010	0	36,868	0	160,878
Dirección General Adjunta	83,251	108,833	24,546	32,262	107,797	141,095
Dirección de Área	41,822	83,191	11,977	24,516	53,799	107,707
Subdirección de Área	24,767	38,793	6,846	11,013	31,613	49,806
Jefatura de Departamento	17,645	25,487	4,878	7,041	22,523	32,528
Personal de Enlace	10,357	16,075	2,899	4,441	13,256	20,516
Personal Operativo	6,876	9,956	2,432	2,753	9,308	12,709

ANEXO 22.10.2. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HC3	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,403,549**
Impuesto sobre la renta retenido 1/	917,753
Percepción bruta anual	**3,321,302**
I. Percepciones Ordinarias:	**3,321,302**
a) Sueldos y salarios:	**2,457,291**
I) Sueldo Base	284,006
II) Compensación Garantizada	2,173,285
b) Prestaciones:	**864,011**
I) Aportaciones de seguridad social	51,806
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,154
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	44,291
V) Gratificación de fin de año (Compensación Garantizada)	344,966
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	31,208
IX) Seguro Colectivo de Retiro	473
X) Seguro de Gastos médicos mayores	13,558
XI) Seguro de Separación Individualizado	351,042

XII) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	0

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.

2/ Incluye la estimación por costo máximo de 5 quinquenios.

ANEXO 22.10.3. REMUNERACIÓN TOTAL ANUAL DEL VICEPRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HA1	**Remuneración recibida**
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,239,146**
Impuesto sobre la renta retenido 1/	848,264
Percepción bruta anual	**3,087,410**
I. Percepciones Ordinarias:	**3,087,410**
a) Sueldos y salarios:	**2,279,331**
I) Sueldo Base	284,006
II) Compensación Garantizada	1,995,325
b) Prestaciones:	**808,079**
I) Aportaciones de seguridad social	51,806
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,154
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	44,291
V) Gratificación de fin de año (Compensación Garantizada)	316,718
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	28,947
IX) Seguro Colectivo de Retiro	473
X) Seguro de Gastos médicos mayores	13,558
XI) Seguro de Separación Individualizado	325,619
XII) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	0

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto Sobre la Renta.

2/ Incluye la estimación por costo máximo de 5 quinquenios.

ANEXO 22.11. COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA

ANEXO 22.11.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Comisionada Presidente de la Comisión	0	142,608	0	41,302	0	183,910

Comisionado	0	137,875	0	38,815	0	176,691
Director General	87,448	138,310	27,897	39,281	115,345	177,591
Director General Adjunto	63,801	108,833	21,546	27,588	85,347	136,421
Director de Área	37,261	70,427	12,406	22,711	49,667	93,139
Subdirector de Área	20,873	37,203	8,716	12,438	29,588	49,641
Jefe de Departamento	14,514	23,577	7,049	9,104	21,563	32,681
Personal de Enlace	7,186	14,875	5,153	6,960	12,339	21,836
Personal Operativo	6,578	8,142	5,156	5,549	11,734	13,691

ANEXO 22.11.2. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DE LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (pesos)

NIVEL JERÁRQUICO: IB3	**Remuneración recibida**
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,254,267**
Impuesto sobre la renta retenido 1/	854,549
Percepción bruta anual	**3,108,816**
I. Percepciones Ordinarias:	**3,108,816**
a) Sueldos y salarios:	**2,381,646**
I) Sueldo Base	284,006
II) Compensación garantizada	2,097,640
b) Prestaciones:	**727,170**
I) Aportaciones de seguridad social	51,806
II) Ahorro solidario	15,154
III) Prima Vacacional	7,889
IV) Aguinaldo (sueldo base)	31,556
V) Gratificación de fin de año (compensación garantizada)	233,071
VI) Prima quinquenal (antigüedad)	-
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	30,247
IX) Seguro Colectivo de Retiro	245
X) Seguro de Gastos Médicos Mayores	15,702
XI) Seguro de Separación Individualizado	340,575
XII) Apoyo económico para adquisición de vehículo	-
II. Percepciones extraordinarias	-
a) Potenciación del seguro de vida y pago extraordinario por riesgo	-

1/ El cáculo se efectúo de conformidad con lo dispuesto en el artículo 113 de la LISR vigente para el ejercicio fiscal 2013.

ANEXO 22.11.3. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS 2014 (pesos)

Denominación	**Plazas**	**Pago extraordinario anual unitario**	
		Mínimo	**Máximo**
PLAZAS OPERATIVAS NIVEL 2 AL 11	**43**	**-**	**10,500**

Corresponde a la prestación denominada Medidas de fin de año y se otorga al personal de carácter operativo (vales de despensa)

ANEXO 22.12. INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN

ANEXO 22.12.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (NETOS MENSUALES) (pesos)

Tipo de personal	**Sueldos y salarios**	**Prestaciones**	**Percepción Ordinaria Total**
		(En efectivo y en	

			especie)			
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
CONSEJERO PRESIDENTE	0	144,664	0	52,182	0	196,846
CONSEJERO	0	135,035	0	48,709	0	183,744
TITULAR DE UNIDAD	0	104,181	0	37,579	0	141,760
DIRECTOR GENERAL	0	85,076	0	30,688	0	115,764
DIRECTOR DE ÁREA	46,687	83,494	16,841	31,383	63,528	114,877
SUBDIRECTOR DE ÁREA	23,842	35,776	8,600	14,489	32,442	50,265
JEFE DE DEPARTAMENTO U HOMÓLOGO	12,462	23,139	6,853	10,276	19,315	33,415
PERSONAL DE ENLACE	10,164	14,776	5,109	7,305	15,273	22,081
PERSONAL OPERATIVO	5,847	8,252	5,556	6,558	11,403	14,810

ANEXO 22.12.2. REMUNERACIÓN TOTAL ANUAL DEL CONSEJERO PRESIDENTE DEL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (pesos)

NIVEL JERÁRQUICO: HC2	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,387,673**
Impuesto sobre la renta retenido 1/	913,648
Percepción bruta anual	**3,301,321**
I. Percepciones Ordinarias:	**3,301,321**
a) Sueldos y salarios:	**2,441,855**
I) Sueldo Base	284,006
II) Compensación Garantizada	2,157,849
b) Prestaciones:	**859,466**
I) Aportaciones de seguridad social	51,806
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,154
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	44,597
V) Gratificación de fin de año (Compensación Garantizada)	342,516
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	31,012
IX) Seguro colectivo de retiro	473
X) Seguro de gastos médicos mayores	13,558
XI) Seguro de separación Individualizado	348,836
XII) Apoyo económico para adquisición de vehículo	0
II. Percepciones Extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	0

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto sobre la Renta, vigente para el ejercicio fiscal de 2013.

2/ Incluye la estimacion por costo máximo de 5 quinquenios.

ANEXO 22.12.3. REMUNERACIÓN TOTAL ANUAL DEL CONSEJERO DEL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (pesos)

NIVEL JERÁRQUICO: HA1	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,233,184**
Impuesto sobre la renta retenido 1/	854,533
Percepción bruta anual	**3,087,717**
I. Percepciones Ordinarias:	**3,087,717**
a) Sueldos y salarios:	**2,279,331**
I) Sueldo Base	284,006
II) Compensación Garantizada	1,995,325
b) Prestaciones:	**808,386**

I) Aportaciones de seguridad social	51,806
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	15,154
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	44,597
V) Gratificación de fin de año (Compensación Garantizada)	316,718
VI) Prima quinquenal (antigüedad) 2/	2,700
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	28,948
IX) Seguro colectivo de retiro	473
X) Seguro de gastos médicos mayores	13,558
XI) Seguro de separación individualizado	325,619
XII) Apoyo económico para adquisición de vehículo	0
II. Percepciones extraordinarias	**0**
a) Pago por riesgo y potenciación de seguro de vida	0

1/ Cálculo obtenido conforme a lo dispuesto en el artículo 113 de la Ley del Impuesto sobre la Renta, vigente para el ejercicio fiscal de 2013.

2/ Incluye la estimacion por costo máximo de 5 quinquenios.

ANEXO 22.13. INSTITUTO FEDERAL DE TELECOMUNICACIONES

ANEXO 22.13.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL DE TELECOMUNICACIONES (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total 1/	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando						
Presidente del Instituto	0	145,246	0	52,080	0	197,326
Comisionados	0	141,951	0	51,372	0	193,323
Jefe de Unidad	104,819	125,317	39,107	46,095	143,926	171,412
Director General	97,317	137,008	36,673	49,206	133,990	186,214
Director General Adjunto	71,382	107,393	27,952	39,436	99,334	146,829
Director de Área	41,539	68,990	16,906	26,827	58,445	95,817
Subdirector de Área	19,945	35,776	9,392	14,489	29,337	50,265
Jefe de Departamento	14,000	22,417	7,333	10,050	21,333	32,467
Personal operativo						
Personal de Enlace	7,035	13,550	5,019	6,887	12,054	20,437
Personal Operativo	7,005	8,142	4,225	4,426	11,230	12,568
Personal Técnico	7,508	16,829	4,554	9,810	12,062	26,639

1/ La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos por sueldos y salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas.

ANEXO 22.13.2. REMUNERACIÓN TOTAL ANUAL DEL COMISIONADO PRESIDENTE DEL INSTITUTO FEDERAL DE TELECOMUNICACIONES (pesos)

NIVEL JERÁRQUICO: HB3	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,367,904**
Impuesto sobre la renta retenido 1/	917,035
Percepción bruta anual	3,284,939
I. Percepciones Ordinarias:	**3,284,939**
a) Sueldos y salarios:	2,441,855

I) Sueldo Base	284,006
II) Compensación garantizada	2,157,849
b) Prestaciones:	843,084
I) Aportaciones de seguridad social	47,143
II) Ahorro solidario	15,154
III) Prima vacacional	7,889
IV) Aguinaldo (sueldo base)	44,213
V) Gratificación de fin de año (Compensación Garantizada)	335,929
VI) Prima quinquenal (antigüedad)	-
VII) Ayuda para despensa	924
VIII) Seguro de vida institucional	31,011
IX) Seguro colectivo de retiro	473
X) Seguro de gastos médicos mayores	13,558
XI) Seguro de separación Individualizado	342,127
XII) Apoyo económico de vehículo	4,663
XIII) Vales de despensa	-

1/ El cáculo se efectúo de conformidad con lo dispuesto en el artículo 113 de la LISR vigente para el ejercicio fiscal 2013.

ANEXO 23. PREVISIONES SALARIALES Y ECONÓMICAS DE LOS RAMOS 25 Y 33 (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
Ramos Generales					
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	7,472,993,043	450,000,000	6,421,250,546	14,344,243,589
	Ramo	579,711,156	0	531,736,174	1,111,447,330
	Fondo de Aportaciones para la Educación Básica y Normal	6,815,143,851	450,000,000	5,869,412,037	13,134,555,888
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos	78,138,036	0	20,102,335	98,240,371
33	Aportaciones Federales para Entidades Federativas y Municipios	1,274,867,082	0	230,558,505	1,505,425,587
	Fondo de Aportaciones para los Servicios de Salud	1,274,867,082	0	230,558,505	1,505,425,587

ANEXO 24. PROGRAMAS SUJETOS A REGLAS DE OPERACIÓN

06 Hacienda y Crédito Público
Programa de Subsidio a la Prima del Seguro Agropecuario
Fortalecimiento a la Transversalidad de la Perspectiva de Género
Programa de Apoyo a los Fondos de Aseguramiento Agropecuario
Programa de Apoyo a la Educación Indígena
Programa de Infraestructura Indígena
Programa de Seguro para Contingencias Climatológicas
Programa para el Mejoramiento de la Producción y la Productividad Indígena

	Programa de Garantías Líquidas
	Programa Integral de Formación, Capacitación y Consultoría para Productores e Intermediarios Financieros Rurales
	Constitución y Operación de Unidades de Promoción de Crédito
	Reducción de Costos de Acceso al Crédito
	Programas de Capital de Riesgo y para Servicios de Cobertura
	Programa que Canaliza Apoyos para el Fomento a los Sectores Agropecuario, Forestal, Pesquero y Rural
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	
	Programa de Concurrencia con las Entidades Federativas
	Programa de Productividad y Competitividad Agroalimentaria
	Programa Integral de Desarrollo Rural
	Programa de Fomento a la Agricultura
	Programa de Fomento Ganadero
	Programa de Fomento a la Productividad Pesquera y Acuícola
	Programa de Comercialización y Desarrollo de Mercados
	Programa de Sanidad e Inocuidad Agroalimentaria
	Programa de Innovación, Investigación, Desarrollo Tecnológico y Educación
09 Comunicaciones y Transportes	
	Programa de Empleo Temporal (PET)
10 Economía	
	Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)
	Programa de Fomento a la Economía Social (FONAES)
	Fondo Nacional Emprendedor
	Programa Nacional de Financiamiento al Microempresario
	Programa para el Desarrollo de la Industria de Software (PROSOFT)
	Competitividad en Logística y Centrales de Abasto
	Programa para el Desarrollo Tecnológico de la Industria (PRODIAT)
11 Educación Pública	
	Programa Escuelas de Calidad
	Programa de Desarrollo Humano Oportunidades
	Cultura Física
	Deporte
	Sistema Mexicano del Deporte de Alto Rendimiento
	Programa de Apoyo a las Culturas Municipales y Comunitarias (PACMYC)
	Programa de Apoyo a Comunidades para Restauración de Monumentos y Bienes Artísticos de Propiedad Federal (FOREMOBA)
	Programa de Apoyo a la Infraestructura Cultural de los Estados (PAICE)
	Programa Escuelas de Tiempo Completo
	Programa de Escuela Segura
	Programa Nacional de Becas
	Programa para la Inclusión y la Equidad Educativa

	Programa de fortalecimiento de la calidad en instituciones educativas
	Programa de Fortalecimiento de la Calidad en Educación Básica
	Programa para el Desarrollo Profesional Docente
12 Salud	
	Programa Comunidades Saludables
	Programa de Atención a Personas con Discapacidad
	Programa de Desarrollo Humano Oportunidades
	Programa para la Protección y el Desarrollo Integral de la Infancia
	Programa de Atención a Familias y Población Vulnerable
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Caravanas de la Salud
	Seguro Médico Siglo XXI
	Sistema Integral de Calidad en Salud
	Programa de Fortalecimiento a las Procuradurías de la Defensa del Menor y la Familia
	Programa de Desarrollo Comunitario "Comunidad DIFerente"
14 Trabajo y Previsión Social	
	Programa de Apoyo al Empleo (PAE)
15 Desarrollo Agrario, Territorial y Urbano	
	Programa Hábitat
	Programa de Vivienda Digna
	Programa de Apoyo para la Productividad de la Mujer Emprendedora
	Programa de Vivienda Rural
	Rescate de Espacios Públicos
	Programa de esquema de financiamiento y subsidio federal para vivienda
	Programa de Apoyo a Jovenes para la Productividad de Futuras Empresas Rurales
	Programa de apoyo a los avecindados en condiciones de pobreza patrimonial para regularizar asentamientos humanos irregulares (PASPRAH)
	Programa de prevención de riesgos en los asentamientos humanos
	Programa de Reordenamiento y Rescate de Unidades Habitacionales
	Reubicación de la Población en Zonas de Riesgos
	Consolidación de Reservas Urbanas
	Programa de Fomento a la Urbanización Rural
	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)
16 Medio Ambiente y Recursos Naturales	
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)
	Programa de Agua Limpia
	Programa de Empleo Temporal (PET)
	Programa de Agua Potable, Alcantarillado y Saneamiento en Zonas Urbanas
	Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales
	Programa de Rehabilitación, Modernización, Tecnificación y Equipamiento de Distritos de Riego y Temporal Tecnificado
	Programa de Rehabilitación, Modernización, Tecnificación y Equipamiento de Unidades de Riego
	Programa de Tratamiento de Aguas Residuales

	Programa Nacional Forestal Pago por Servicios Ambientales
19 Aportaciones a Seguridad Social	
	Programa IMSS-Oportunidades
20 Desarrollo Social	
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
	Programa de Opciones Productivas
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)
	Programa 3 x 1 para Migrantes
	Programa de Atención a Jornaleros Agrícolas
	Programa de Coinversión Social
	Programa de Empleo Temporal (PET)
	Programa de Desarrollo Humano Oportunidades
	Programa de Apoyo Alimentario
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Pensión para Adultos Mayores
	Programa para el Desarrollo de Zonas Prioritarias
	Seguro de vida para jefas de familia
21 Turismo	
	Programa para el Desarrollo Regional Turístico Sustentable
38 Consejo Nacional de Ciencia y Tecnología	
	Becas de posgrado y otras modalidades de apoyo a la calidad
	Sistema Nacional de Investigadores
	Fortalecimiento a nivel sectorial de las capacidades científicas, tecnológicas y de innovación
	Fortalecimiento en las Entidades Federativas de las capacidades científicas, tecnológicas y de innovación
	Apoyo al Fortalecimiento y Desarrollo de la Infraestructura Científica y Tecnológica

ANEXO 25. PRINCIPALES PROGRAMAS

04	**Gobernación**
	Servicios migratorios en fronteras, puertos y aeropuertos
	Servicios de inteligencia para la Seguridad Nacional
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación
	Registro e Identificación de Población
	Coordinación del Sistema Nacional de Protección Civil
	Otorgamiento de subsidios en materia de Seguridad Pública a Entidades Federativas, Municipios y el Distrito Federal
	Otorgamiento de subsidios para las entidades federativas para el fortalecimiento de las instituciones de seguridad pública en materia de mando policial
	Programa Nacional de Prevención del Delito
	Desarrollo de instrumentos para la prevención del delito

	Implementación de operativos para la prevención y disuación del delito
	Administración del sistema federal penitenciario
	Plataforma México
	Provisión para la creación de la Gendarmería Nacional
06	**Hacienda y Crédito Público**
	Programas de la Comisión Nacional para el Desarrollo de los Pueblos Indígenas
08	**Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**
	Programa de Concurrencia con las Entidades Federativas
	Programa de Productividad y Competitividad Agroalimentaria
	Programa Integral de Desarrollo Rural
	Programa de Fomento a la Agricultura
	Programa de Fomento Ganadero
	Programa de Fomento a la Productividad Pesquera y Acuícola
	Programa de Comercialización y Desarrollo de Mercados
	Programa de Sanidad e Inocuidad Agroalimentaria
	Programa de Innovación, Investigación, Desarrollo Tecnológico y Educación
09	**Comunicaciones y Transportes**
	Proyectos de infraestructura económica de carreteras
	Proyectos de infraestructura económica de carreteras alimentadoras y caminos rurales
	Mantenimiento de Carreteras
	Programa de Empleo Temporal (PET)
	Servicios en puertos, aeropuertos y ferrocarriles
	Sistema Satelital
10	**Economía**
	Programa de Fomento a la Economía Social (FONAES)
	Fondo Nacional Emprendedor
11	**Educación Pública**
	Programa Escuelas de Calidad
	Programa de Desarrollo Humano Oportunidades
	Deporte
	Programa Escuelas de Tiempo Completo
	Programa de Escuela Segura
	Subsidios federales para organismos descentralizados estatales
	Programa Nacional de Becas
	Expansión de la oferta educativa en Educación Media Superior
	Programa de Informática Educativa para la Educación Básica
	Prestación de servicios de educación media superior
	Prestación de servicios de educación técnica
	Investigación científica y desarrollo tecnológico
	Escuelas Dignas

	Proyectos de infraestructura social del sector educativo
12	**Salud**
	Seguro Popular
	Seguro Médico Siglo XXI
	Programa de Desarrollo Humano Oportunidades
	Prevención y atención contra las adicciones
	Atención de la Salud Reproductiva y la Igualdad de Género en Salud
	Programa de Atención a Personas con Discapacidad
	Programa para la Protección y el Desarrollo Integral de la Infancia
	Programa de Atención a Familias y Población Vulnerable
	Reducción de la mortalidad materna
	Prevención contra la obesidad
	Prevención y atención de VIH/SIDA y otras ITS
14	**Trabajo y Previsión Social**
	Programa de Apoyo al Empleo (PAE)
15	**Desarrollo Agrario, Territorial y Urbano**
	Programa de Apoyo para la Productividad de la Mujer Emprendedora
	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)
	Fomento al desarrollo agrario
	Programa de Apoyo a Jovenes para la Productividad de Futuras Empresas Rurales
	Programa de Atención de Conflictos Sociales en el Medio Rural
	Modernización del Catastro Rural Nacional
	Programa Hábitat
	Programa de Vivienda Digna
	Programa de Vivienda Rural
	Rescate de Espacios Públicos
	Programa de esquema de financiamiento y subsidio federal para vivienda
16	**Medio Ambiente y Recursos Naturales**
	Programa Nacional Forestal
	Programa de Conservación para el Desarrollo Sostenible (PROCODES)
	Programa de Agua Potable, Alcantarillado y Saneamiento en Zonas Urbanas
	Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales
	Programa de Rehabilitación, Modernización, Tecnificación y Equipamiento de Distritos de Riego y Temporal Tecnificado
	Programa de Rehabilitación, Modernización, Tecnificación y Equipamiento de Unidades de Riego
	Programa de Tratamiento de Aguas Residuales
	Prevención y Gestión Integral de Residuos
	Proyectos de Infraestructura Económica de Agua Potable, Alcantarillado y Saneamiento
	Infraestructura para la Protección de Centros de Población y Áreas Productivas
	Túnel Emisor Oriente y Planta de Tratamiento Atotonilco
	Infraestructura de riego y Temporal Tecnificado

	Operación y Mantenimiento del Sistema Cutzamala
	Operación y Mantenimiento del Sistema de Pozos de Abastecimiento del Valle de México
	Fomento para la Conservación y Aprovechamiento Sustentable de la Vida Silvestre
	Programa de Empleo Temporal (PET)
17	**Procuraduría General de la República**
	Investigar y perseguir los delitos del orden federal
	Investigar y perseguir los delitos relativos a la Delincuencia Organizada
20	**Desarrollo Social**
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
	Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
	Programa 3 x 1 para Migrantes
	Programa de Coinversión Social
	Programa de Empleo Temporal (PET)
	Programa de Desarrollo Humano Oportunidades
	Programa de Apoyo Alimentario
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Pensión para Adultos Mayores
	Programa para el Desarrollo de Zonas Prioritarias
	Seguro de Vida para Jefas de Familia
21	**Turismo**
	Conservación y Mantenimiento a los CIP's a Cargo del FONATUR
	Programa para el Desarrollo Regional Turístico Sustentable
	Servicios de asistencia integral e información turística
	Promoción de México como Destino Turístico
	Mantenimiento de Infraestructura
	Proyectos de Infraestructura de Turismo
38	**Consejo Nacional de Ciencia y Tecnología**
	Becas de posgrado y otras modalidades de apoyo a la calidad
	Sistema Nacional de Investigadores
	Programa de Desarrollo Científico y Tecnológico

ANEXO 26. PROGRAMA DE DESARROLLO HUMANO OPORTUNIDADES (pesos)

	Monto
Desarrollo Social 1/	39,075,831,378
Educación Pública	28,275,868,044
Salud	5,825,135,650
TOTAL	**73,176,835,072**

1/ Incluye 524,007,675 pesos de gastos de operación a cargo de la Coordinación Nacional del Programa de Desarrollo Humano Oportunidades.

ANEXO 27. CONSERVACIÓN, MANTENIMIENTO CARRETERO Y EMPLEO TEMPORAL (pesos)

Estado	Conservación de Infraestructura Carretera	Conservación y Estudios y Proyectos de Caminos Rurales y Carreteras Alimentadoras	Programa de Empleo Temporal
Aguascalientes	281,772,133	162,424,918	15,003,664
Baja California	257,140,604	42,707,836	23,520,000
Baja California Sur	211,288,484	111,665,768	20,660,000
Campeche	467,759,840	370,477,723	26,160,000
Chiapas	488,821,146	251,565,451	85,920,000
Chihuahua	209,229,767	94,840,370	45,560,000
Coahuila	297,654,050	83,544,367	33,980,000
Colima	199,747,848	87,471,249	29,840,000
Durango	249,561,000	31,416,131	34,890,000
Guanajuato	206,775,583	88,081,760	26,990,000
Guerrero	179,150,639	160,972,864	57,670,000
Hidalgo	161,955,902	131,186,988	63,130,000
Jalisco	746,452,978	325,474,361	47,590,000
México	653,156,772	261,362,671	84,480,000
Michoacán	1,056,052,430	30,203,916	57,240,000
Morelos	459,869,319	49,513,924	34,750,000
Nayarit	377,248,974	82,362,541	37,840,000
Nuevo León	688,453,704	98,583,719	35,090,000
Oaxaca	1,026,876,471	55,004,491	91,136,548
Puebla	465,050,242	232,825,995	75,760,000
Querétaro	142,560,360	54,164,751	20,380,000
Quintana Roo	512,907,024	81,824,619	33,980,000
San Luis Potosí	281,292,763	167,395,593	50,440,000
Sinaloa	699,374,109	168,077,431	45,370,000
Sonora	634,060,186	101,693,937	44,370,000
Tabasco	221,490,000	98,064,023	50,240,000
Tamaulipas	316,089,218	97,156,544	53,930,000
Tlaxcala	287,694,169	49,060,185	30,700,000
Veracruz	751,622,989	177,152,216	71,150,000
Yucatán	301,803,736	75,263,626	45,480,000
Zacatecas	1,044,406,757	134,590,032	44,990,000

TOTAL	13,877,319,197.0	3,956,130,000.0	1,418,240,212.6

ANEXO 28. SUBSIDIO ORDINARIO PARA ORGANISMOS DESCENTRALIZADOS ESTATALES (pesos)

	Monto
U006 Subsidios federales para organismos descentralizados estatales (UR 511)	**47,062,816,925**
Aguascalientes	659,973,000
Baja California	1,307,904,365
Baja California Sur	372,399,040
Campeche	736,465,432
Coahuila	1,099,964,083
Colima	1,199,656,713
Chiapas	1,059,328,274
Chihuahua	1,549,859,325
Durango	1,055,944,678
Guanajuato	1,180,430,647
Guerrero	1,529,301,621
Hidalgo	1,076,616,682
Jalisco	4,504,052,361
México	1,679,809,868
Michoacán	1,539,960,207
Morelos	965,010,534
Nayarit	1,115,911,089
Nuevo León	4,218,420,460
Oaxaca	928,988,851
Puebla	3,302,794,910
Querétaro	1,101,201,542
Quintana Roo	234,419,056
San Luis Potosí	1,551,812,105
Sinaloa	3,522,423,126
Sonora	1,615,192,763
Tabasco	968,192,889
Tamaulipas	1,741,944,148

Tlaxcala	506,721,095
Veracruz	2,005,113,480
Yucatán	1,541,358,627
Zacatecas	1,191,645,954

ANEXO 28.1. APOYO PARA SANEAMIENTO FINANCIERO DE LAS UPES (pesos)

	Monto
U081 Apoyos para saneamiento financiero y la atención a problemas esctructurales de las UPES (Saneamiento financiero)	**1,037,966,821**
Universidad Autónoma de Baja California	94,387,026
Universidad Autónoma de Chiapas	26,288,475
Universidad Autónoma de Chihuahua	66,489,078
Universidad Autónoma de Ciudad Juárez	29,664,114
Universidad Autónoma de Guerrero	112,029,056
Universidad Autónoma del Estado de Hidalgo	45,520,195
Universidad de Guadalajara	104,831,531
Universidad Autónoma del Estado de México	81,397,082
Universidad Michoacana de San Nicolás de Hidalgo	73,045,969
Universidad Autónoma de Nuevo León	100,567,039
Universidad Autónoma Benito Juárez de Oaxaca	71,347,928
Universidad Autónoma de Sinaloa	108,009,530
Instituto Tecnológico de Sonora	53,708,186
Universidad Juárez Autónoma de Tabasco	51,488,025
Universidad Autónoma de Zacatecas	19,193,587

ANEXO 28.2. CONSOLIDACIÓN DE LAS UNIVERSIDADES INTERCULTURALES (pesos)

	Monto
S245 Programa de fortalecimiento de la calidad en instituciones educativas (Universidades Interculturales)	**97,104,677**
Universidad Intercultural de Chiapas	12,536,029

Universidad Intercultural del Estado de México	16,557,532
Universidad Intercultural del Estado de Tabasco	15,145,913
Universidad Intercultural del Estado de Puebla	10,515,658
Universidad Intercultural Indígena de Michoacán	9,562,694
Universidad Intercultural del Estado de Guerrero	4,098,303
Universidad Intercultural Maya de Quintana Roo	13,914,013
Universidad Intercultural Veracruzana	2,047,134
Universidad Autónoma Indígena de México	12,727,401

ANEXO 28.3. INSTITUCIONES ESTATALES DE CULTURA (pesos)

Ciudades Patrimonio (R046)	**150,000,000**
Oaxaca	15,000,000
Tlacotalpan	15,000,000
Querétaro	15,000,000
Guanajuato	15,000,000
Zacatecas	15,000,000
Campeche	15,000,000
Distrito Federal	15,000,000
Morelia	15,000,000
Puebla	15,000,000
San Miguel de Allende	15,000,000
Instituciones Estatales de Cultura (U059)	**1,025,960,032**
Aguascalientes	32,061,251
Baja California	32,061,251
Baja California Sur	32,061,251
Campeche	32,061,251
Coahuila	32,061,251
Colima	32,061,251
Chiapas	32,061,251
Chihuahua	32,061,251
Distrito Federal	32,061,251
Durango	32,061,251
Guanajuato	32,061,251
Guerrero	32,061,251
Hidalgo	32,061,251
Jalisco	32,061,251
Estado de México	32,061,251
Michoacán	32,061,251
Morelos	32,061,251

Nayarit	32,061,251
Nuevo León	32,061,251
Oaxaca	32,061,251
Puebla	32,061,251
Querétaro	32,061,251
Quintana Roo	32,061,251
San Luis Potosí	32,061,251
Sinaloa	32,061,251
Sonora	32,061,251
Tabasco	32,061,251
Tamaulipas	32,061,251
Tlaxcala	32,061,251
Veracruz	32,061,251
Yucatán	32,061,251
Zacatecas	32,061,251

ANEXO 29. DISTRIBUCIÓN DEL PROGRAMA DE APOYO PARA FORTALECER LA CALIDAD EN LOS SERVICIOS DE SALUD (pesos)

Estado	Monto
Aguascalientes	105,041,887
Baja California	178,688,763
Baja California Sur	82,541,257
Campeche	81,277,273
Coahuila	73,558,833
Colima	108,739,833
Chiapas	159,176,261
Chihuahua	91,593,558
Distrito Federal	105,013,824
Durango	106,512,219
Guanajuato	125,260,998
Guerrero	92,026,681
Hidalgo	129,272,757
Jalisco	101,433,792
México	349,681,969
Michoacán	111,754,273
Morelos	106,915,024
Nayarit	113,406,916
Nuevo León	219,866,042
Oaxaca	173,602,696
Puebla	215,663,076
Querétaro	110,551,945
Quintana Roo	65,745,991
San Luis Potosí	104,634,940
Sinaloa	155,622,333
Sonora	62,561,911
Tabasco	109,026,945
Tamaulipas	62,524,975
Tlaxcala	92,853,712
Veracruz	292,482,224

Yucatán	56,038,341
Zacatecas	170,052,562
TOTAL	**4,113,123,811**

ANEXO 30 DISTRIBUCIÓN DEL PROGRAMA MEDIO AMBIENTE Y RECURSOS NATURALES (pesos)

Estado	Monto
Aguascalientes	23,970,887
Baja California	31,481,403
Baja California Sur	6,849,316
Campeche	107,868,994
Chiapas	17,717,612
Chihuahua	18,030,276
Coahuila	72,433,769
Colima	12,456,154
Distrito Federal	133,403,201
Durango	52,388,446
Guanajuato	53,524,797
Guerrero	82,960,115
Hidalgo	72,433,769
Jalisco	84,140,253
México	266,181,073
Michoacán	46,969,807
Morelos	24,890,328
Nayarit	9,317,384
Nuevo León	64,617,175
Oaxaca	27,097,525
Puebla	60,317,215
Querétaro	2,084,425
Quintana Roo	46,899,563
San Luis Potosí	8,337,700
Sinaloa	26,386,631
Sonora	28,093,047
Tabasco	100,933,408
Tamaulipas	9,379,913
Tlaxcala	7,295,487
Veracruz	36,998,544
Yucatán	17,717,612
Zacatecas	17,560,319
TOTAL	**1,570,736,147**

ANEXO 30.1 PROGRAMA HIDRÁULICO: SUBSIDIOS PARA ENTIDADES FEDERATIVAS (pesos)

Estado	Subsidios Administración del Agua y Agua Potable	Subsidios Hidroagrícolas
Aguascalientes	292,197,123	246,293,296
Baja California	150,584,200	216,904,647
Baja California Sur	221,626,681	49,502,507
Campeche	173,570,332	31,582,260
Coahuila	301,131,300	98,641,658
Colima	192,614,796	91,838,846

Chiapas	340,824,151	67,070,406
Chihuahua	351,184,012	107,114,084
Distrito Federal	987,790,431	46,650,000
Durango	476,050,307	211,918,000
Guanajuato	261,970,100	106,846,000
Guerrero	800,796,956	31,188,895
Hidalgo	305,358,600	204,923,773
Jalisco	221,197,615	81,331,000
Estado de México	1,109,587,936	90,322,454
Michoacán	267,065,075	89,392,657
Morelos	337,625,500	65,601,939
Nayarit	208,629,707	103,973,313
Nuevo León	431,999,000	155,258,164
Oaxaca	504,418,740	42,416,000
Puebla	591,603,649	103,582,420
Querétaro	211,983,900	29,839,504
Quintana Roo	204,860,200	56,504,314
San Luis Potosí	193,821,400	169,969,000
Sinaloa	427,908,559	474,912,940
Sonora	397,428,026	337,726,069
Tabasco	490,250,964	21,355,623
Tamaulipas	520,405,748	166,181,433
Tlaxcala	125,393,519	30,271,702
Veracruz	676,180,074	356,674,567
Yucatán	236,929,460	40,199,060
Zacatecas	401,383,045	83,648,885
TOTAL	**12,414,371,106**	**4,009,635,416**

ANEXO 31. ADECUACIONES APROBADAS POR LA H. CÁMARA DE DIPUTADOS (pesos)

		PROYECTO PEF	REDUCCIONES	AMPLIACIONES	REASIGNACIONES	PEF APROBADO
A: RAMOS AUTÓNOMOS		**80,823,613,697**	**5,000,000,000**	**2,960,477,252**	**-2,039,522,748**	**78,784,090,949**
Gasto Programable						
01	Poder Legislativo	12,831,688,301	500,000,000	50,000,000	-450,000,000	12,381,688,301
	Cámara de Senadores	3,907,228,466	184,800,000	0	-184,800,000	3,722,428,466
	Cámara de Diputados	7,110,724,255	315,200,000	0	-315,200,000	6,795,524,255
	Auditoría Superior de la Federación	1,813,735,580	0	50,000,000	50,000,000	1,863,735,580
03	Poder Judicial	54,241,566,172	4,000,000,000	0	-4,000,000,000	50,241,566,172
	Suprema Corte de Justicia de la Nación	4,553,898,691	0	0	0	4,553,898,691
	Consejo de la Judicatura Federal	47,199,052,003	4,000,000,000	0	-4,000,000,000	43,199,052,003
	Tribunal Electoral del Poder Judicial de la Federación	2,488,615,478	0	0	0	2,488,615,478
22	Instituto Federal Electoral	12,333,978,178	500,000,000	0	-500,000,000	11,833,978,178
35	Comisión Nacional de los Derechos Humanos	1,416,381,046	0	0	0	1,416,381,046
41	Comisión Federal de Competencia Económica 1/	0	0	297,126,371	297,126,371	297,126,371
42	Instituto Nacional para la Evaluación de la Educación 1/	0	0	613,350,881	613,350,881	613,350,881

43	Instituto Federal de Telecomunicaciones 1/	0	0	2,000,000,000	2,000,000,000	2,000,000,000
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA						
	Instituto Nacional de Estadística y Geografía	7,839,972,647	0	0	0	7,839,972,647
RAMO: 32 Tribunal Federal de Justicia Fiscal y Administrativa						
	Tribunal Federal de Justicia Fiscal y Administrativa	2,226,881,319	0	0	0	2,226,881,319
B: RAMOS ADMINISTRATIVOS		**1,130,332,938,065**	**18,102,060,453**	**19,255,153,579**	**1,153,093,126**	**1,131,486,031,191**
Gasto Programable						
02	Oficina de la Presidencia de la República	2,200,521,844	0	0	0	2,200,521,844
04	Gobernación	74,914,900,371	0	88,400,000	88,400,000	75,003,300,371
05	Relaciones Exteriores	7,532,481,803	0	0	0	7,532,481,803
06	Hacienda y Crédito Público 2/	41,356,681,063	363,350,881	889,000,000	525,649,119	41,882,330,182
07	Defensa Nacional	65,236,949,977	0	0	0	65,236,949,977
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	81,461,545,356	0	1,438,900,000	1,438,900,000	82,900,445,356
09	Comunicaciones y Transportes	114,749,317,047	7,468,483,201	11,551,546,054	4,083,062,853	118,832,379,900
10	Economía	21,432,939,864	270,226,371	21,000,000	-249,226,371	21,183,713,493
11	Educación Pública	289,972,169,720	2,000,000,000	4,576,607,525	2,576,607,525	292,548,777,245
12	Salud	130,120,761,743	0	144,000,000	144,000,000	130,264,761,743
13	Marina	24,599,681,183	0	3,000,000	3,000,000	24,602,681,183
14	Trabajo y Previsión Social	4,901,502,940	0	2,000,000	2,000,000	4,903,502,940
15	Desarrollo Agrario, Territorial y Urbano	26,376,402,424	0	214,100,000	214,100,000	26,590,502,424
16	Medio Ambiente y Recursos Naturales	68,952,588,237	3,000,000,000	275,000,000	-2,725,000,000	66,227,588,237
17	Procuraduría General de la República	17,284,185,656	0	4,076,550	4,076,550	17,288,262,206
18	Energía	3,786,173,325	500,000,000	8,000,000	-492,000,000	3,294,173,325
20	Desarrollo Social	115,178,466,815	4,000,000,000	32,770,117	-3,967,229,883	111,211,236,932
21	Turismo	6,046,421,624	0	6,753,333	6,753,333	6,053,174,957
27	Función Pública	1,478,429,368	0	0	0	1,478,429,368
31	Tribunales Agrarios	1,035,066,143	0	0	0	1,035,066,143
37	Consejería Jurídica del Ejecutivo Federal	129,427,428	0	0	0	129,427,428
38	Consejo Nacional de Ciencia y Tecnología	31,586,324,134	500,000,000	0	-500,000,000	31,086,324,134
C: RAMOS GENERALES		**2,112,286,177,477**	**40,339,193,052**	**41,974,824,699**	**1,635,631,647**	**2,113,921,809,124**
Gasto Programable						
19	Aportaciones a Seguridad Social	493,793,742,592	8,073,396,342	0	-8,073,396,342	485,720,346,250
23	Provisiones Salariales y Económicas	91,304,262,864	10,022,397,975	41,674,824,699	31,652,426,724	122,956,689,588
25	Previsiones y Aportaciones para los	46,793,171,409	0	300,000,000	300,000,000	47,093,171,409

	Sistemas de Educación Básica, Normal, Tecnológica y de Adultos					
	Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	14,044,243,589	0	300,000,000	300,000,000	14,344,243,589
	Aportaciones para los servicios de educación básica y normal en el Distrito Federal	32,748,927,820	0	0	0	32,748,927,820
33	Aportaciones Federales para Entidades Federativas y Municipios	548,306,160,661	2,727,708,274	0	-2,727,708,274	545,578,452,387
	Fondo de Aportaciones para la Educación Básica y Normal	292,583,472,824	0	0	0	292,583,472,824
	Fondo de Aportaciones para los Servicios de Salud	72,045,188,147	0	0	0	72,045,188,147
	Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	58,408,242,500	495,327,746	0	-495,327,746	57,912,914,754
	Entidades	7,079,078,991	59,192,985	0	-59,192,985	7,019,886,006
	Municipal y de las Demarcaciones Territoriales del Distrito Federal	51,329,163,509	436,134,761	0	-436,134,761	50,893,028,748
	Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	59,863,775,903	1,197,585,710	0	-1,197,585,710	58,666,190,193
	Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	19,017,723,758	380,453,018	0	-380,453,018	18,637,270,740
	Asistencia Social	8,674,083,738	100,939,198	0	-100,939,198	8,573,144,540
	Infraestructura Educativa	10,343,640,020	279,513,820	0	-279,513,820	10,064,126,200
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	5,757,500,650	0	0	0	5,757,500,650
	Educación Tecnológica	3,601,832,410	0	0	0	3,601,832,410
	Educación de Adultos	2,155,668,240	0	0	0	2,155,668,240
	Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	7,921,641,079	0	0	0	7,921,641,079
	Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	32,708,615,800	654,341,800	0	-654,341,800	32,054,274,000

Gasto No Programable						
24	Deuda Pública	310,646,100,000	3,000,000,000	0	-3,000,000,000	307,646,100,000
28	Participaciones a Entidades Federativas y Municipios	585,654,339,251	8,015,690,461	0	-8,015,690,461	577,638,648,790
29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0	0	0	0	0
30	Adeudos de Ejercicios Fiscales Anteriores	24,050,200,000	8,500,000,000	0	-8,500,000,000	15,550,200,000
34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	11,738,200,700	0	0	0	11,738,200,700
	Obligaciones incurridas a través de los programas de apoyo a deudores	1,934,700,700	0	0	0	1,934,700,700
	Obligaciones surgidas de los programas de apoyo a ahorradores	9,803,500,000	0	0	0	9,803,500,000
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO		**1,584,642,262,782**	**13,500,000,000**	**0**	**-13,500,000,000**	**1,571,142,262,782**
Gasto Programable						
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	205,458,619,771	0	0	0	205,458,619,771
GYR	Instituto Mexicano del Seguro Social	476,960,996,089	0	0	0	476,960,996,089
TOQ	Comisión Federal de Electricidad	313,565,799,227	7,500,000,000	0	-7,500,000,000	306,065,799,227
TZZ	Petróleos Mexicanos (Consolidado)	527,676,229,238	6,000,000,000	0	-6,000,000,000	521,676,229,238
Gasto No Programable						
	Costo Financiero, que se distribuye para erogaciones de:	60,980,618,457	0	0	0	60,980,618,457
TOQ	Comisión Federal de Electricidad	15,419,600,000	0	0	0	15,419,600,000
TZZ	Petróleos Mexicanos (Consolidado)	45,561,018,457	0	0	0	45,561,018,457
Neteo: Resta de: a) aportaciones ISSSTE del Gobierno Federal; b) subsidios y transferencias a las entidades de control directo en la Administración Pública Federal		**438,197,645,987**	**22,397,975**	**0**	**-22,397,975**	**438,175,248,012**
GASTO NETO TOTAL		**4,479,954,200,000**	**76,918,855,530**	**64,190,455,530**	**-12,728,400,000**	**4,467,225,800,000**

1/ Los montos que se muestran, corresponden a reasignaciones de recursos previstos en los Ramos Administrativos de origen, derivado de las reformas constitucionales aprobadas en materia de competencia económica, telecomunicaciones y evaluación para la educación.

2/ Incluye asignaciones para la Comisión Ejecutiva de Atención a Víctimas.

ANEXO 32. AMPLIACIONES AL RAMO 04 GOBERNACIÓN (pesos)

			Monto
RAMO 4: Gobernación [1/]			**88,400,000.0**
E015		Promover la atención y prevención de la violencia contra las mujeres	67,000,000
	V00	Comisión Nacional para Prevenir y Erradicar la Violencia Contra las Mujeres	67,000,000
P006		Planeación demográfica del país	6,400,000
	G00	Secretaría General del Consejo Nacional de Población	6,400,000

P021	Implementar las políticas, programas y acciones tendientes a garantizar la seguridad pública de la Nación y sus habitantes	3,000,000
621	Dirección General de Política para el Desarrollo Policial	1,000,000
622	Dirección General de Política y Desarrollo Penitenciario	2,000,000
P022	Conducción de la política en materia de Derechos Humanos	10,000,000
914	Dirección General de Estrategias para la Atención de Derechos Humanos	10,000,000
P023	Fomento de la cultura de la participación ciudadana en la prevención del delito	2,000,000
514	Dirección General de Participación para la Prevención Social de la Violencia y la Delincuencia	2,000,000

1/ Monto incluido en el Anexo 12 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 33. AMPLIACIONES AL RAMO 6 HACIENDA Y CRÉDITO PÚBLICO (pesos)

	Monto
RAMO 6: Hacienda y Crédito Público	**889,000,000**
Sector Central	3,000,000
M001 Actividades de apoyo administrativo *	3,000,000
AYB Comisión Nacional para el Desarrollo de los Pueblos Indígenas	620,000,000
P013 Planeación y Articulación de la Acción Pública hacia los Pueblos Indígenas	100,000,000
S179 Programa de Infraestructura Indígena	500,000,000
U011 Programa de Derechos Indígenas *	20,000,000
HHG Instituto Nacional de las Mujeres *	66,000,000
P010 Fortalecimiento de la Igualdad Sustantiva entre Mujeres y Hombres	40,000,000
S010 Fortalecimiento a la Transversalidad de la Perspectiva de Género	26,000,000
FIRA (Fideicomisos Instituidos en Relación con la Agricultura)	200,000,000

* Incluye 89 millones de pesos correspondientes a Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 34. AMPLIACIONES AL RAMO 8 AGRICULTURA, GANADERÍA, DESARROLLO RURAL, PESCA Y ALIMENTACIÓN (millones de pesos)

		Monto
Ramo 08: Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación *		**1,438.9**
S264	Programa de Innovación, Investigación, Desarrollo Tecnológico y Educación	25.0
S258	Programa Integral de Desarrollo Rural	1,064.1
S260	Programa de Fomento a la Ganadería	825.0
E004	Desarrollo y Aplicación de Programas Educativos en Materia Agropecuaria	50.0
E006	Generación de Proyectos de Investigación	25.0
P001	Registro, Control y Seguimiento de los Programas	174.3
	Reasignación	724.5

* Las cifras pueden variar por redondeo.

ANEXO 35. AMPLIACIONES AL RAMO 9 COMUNICACIONES Y TRANSPORTES (pesos)

	Monto
Ramo 09: Comunicaciones y Transportes	**11,551,546,054**
P001 Definición y conducción de la política de comunicaciones y transportes *	971,483,201
K031 Proyectos de infraestructura económica de carreteras alimentadoras y caminos rurales	10,248,062,853
K004 Proyectos de infraestructura económica de puertos	332,000,000

* Incluye 3 millones de pesos correspondientes a Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 35.1. AMPLIACIONES EN INFRAESTRUCTURA CARRETERA CAMINOS RURALES Y CARRETERAS ALIMENTADORAS (millones de pesos)

Estado	Proyecto	PPEF 2014	Ampliación	Reducción	Total
AGUASCALIENTES		**12.0**	**261.0**	**-**	**273.0**
	San Vicente-Charco Azul	12.0	-	-	12.0

	Puerto De La Concepción - Tepezala	-	8.0	-	8.0
	Norias De Ojo Caliente La Luz. A Secc. A2 1Er Etapa	-	40.0	-	40.0
	Carretera Antigua De Aguascalientes - Los Arellanos	-	15.0	-	15.0
	Milpillas De Arriba-Los Muñoz	-	10.0	-	10.0
	Potrerillo-E.C. Túnel De Potrerillo, Incluye Puente	-	25.0	-	25.0
	Novillo-Villa Juárez	-	26.0	-	26.0
	Puente Carretera A Presa La Ordeña Vieja	-	10.0	-	10.0
	Soledad De Abajo-(E.C. Ojuelos-Aguascalientes)	-	16.0	-	16.0
	E.C ((Aguascalientes - Calivillo) - Gracias A Dios) - Cañada Del Rodeo	-	4.0	-	4.0
	El Salero-Cosío	-	11.0	-	11.0
	Jarillas-Carrillo Puerto, Tr: Jarillas-Lím. Edos.	-	5.0	-	5.0
	Puerta Del Muerto-E.C. (La Punta-Valle De Las Delicias)	-	6.0	-	6.0
	Las Flores-Jesús Terán	-	11.0	-	11.0
	Las Adjuntas-La Tinajuela	-	5.0	-	5.0
	La Tomatina-E.C. (Penitenciaria-Los Arquitos)	-	14.0	-	14.0
	Emiliano Zapata-Santiago	-	13.0	-	13.0
	Mesillas-El Tepetate, Tr: Mesillas-Lím. Edos.	-	7.0	-	7.0
	El Saúz-El Zapote-Piedras Chinas	-	10.0	-	10.0
	Carretera Estatal Entr. Boulevard Aeropuerto-El Taray (Tanque De Los Jiménez)	-	15.0	-	15.0
	Puente Sobre El Río San Pedro En Carretera Estatal E.C. Aeropuerto- El Taray	-	10.0	-	10.0
BAJA CALIFORNIA		**110.0**	**197.0**	**90.0**	**217.0**
	Maneadero - La Bufadora	30.0	-	10.0	20.0
	C.E. Bc-04 El Faro - Estación Coahuila; Tr: Murguía - Coahuila	30.0	-	30.0	-
	Guadalupe Victoria - Batáquez	50.0	-	50.0	-
	Blvd. Lázaro Cárdenas, De Virrey A Carrt. Sta. Isabel, Mexicali, B.C.	-	157.0	-	157.0
	E.C.F. 3 - Carmen Serdán	-	20.0	-	20.0
	El Cóndor - José Ma. Pino Suarez	-	20.0	-	20.0
BAJA CALIFORNIA SUR		**-**	**274.0**	**-**	**274.0**
	Vialidades Del Municipio De Comondú	-	60.0	-	60.0
	Vialidades Del Municipio De La Paz	-	80.0	-	80.0
	Vialidades Del Municipio De Loreto	-	20.0	-	20.0
	Vialidades Del Municipio De Los Cabos	-	89.0	-	89.0
	Vialidades Del Municipio De Mulegé	-	25.0	-	25.0
CAMPECHE		**170.0**	**230.0**	**30.0**	**370.0**
	Xpujil - Dzibalchen (Tr: Xpujil - X-Canhá)	50.0	-	-	50.0
	Xpujil - Dzibalchen, Tr: X-Canhá - Dzibalchén	70.0	-	20.0	50.0
	San Manuel Nuevo Canutillo - E.C. (Nueva Coahuila-El Desengaño)	50.0	-	10.0	40.0
	E.C. (Villahermosa-Escárcega)-División Del Norte-Candelaria	-	20.0	-	20.0
	Nuevo Coahuila - El Desengaño	-	10.0	-	10.0
	Distribuidor Vial Av. Gobernadores	-	50.0	-	50.0
	Periférico De Campeche	-	150.0	-	150.0

COAHUILA		**91.0**	**371.0**	**-**	**462.0**
	Nueva Rosita Múzquiz- Ojinaga	42.9	116.0	-	158.9
	Camino A Ejido Hedionda Grande	10.0	5.0	-	15.0
	Antiguo General Cepeda-Palma Gorda	17.4	60.0	-	77.4
	Viesca - Parras	20.7	80.0	-	100.7
	Callejón Del Remolino, Tr: Piedras Negras-Ejido Remolino	-	30.0	-	30.0
	Modernizar El Libramiento San Buenaventura-Estación Hermanas	-	40.0	-	40.0
	Rehabilitación De Vialidades	-	40.0	-	40.0
COLIMA		**329.6**	**110.2**	**65.0**	**374.8**
	Salida A Pascuales	4.6	5.0	-	9.6
	Libramiento Poniente Arco Sur De Tecomán	245.0	-	50.0	195.0
	Libramiento De Comalá	80.0	-	15.0	65.0
	Camino: E.C. (Manzanillo - Minatitlán) Veladero De Camotlán - La Rosa - La Fundición	-	15.0	-	15.0
	Veladero De Los Otates - Los Parajes	-	15.0	-	15.0
	San Antonio-Agua Salada-La Loma	-	15.0	-	15.0
	El Aguacatillo-La Canoita	-	15.0	-	15.0
	Entr. Primaveras (Km 96+500 Libramiento Manzanillo-El Naranjo)	-	43.2	-	43.2
	Proyecto Del Libramiento Jalipa	-	2.0	-	2.0
CHIAPAS		**-**	**940.0**	**-**	**940.0**
	Triunfo De Madero-Pueblo Viejo	-	7.5	-	7.5
	Oxchuc - Plaza Yochib	-	5.0	-	5.0
	Las Margaritas - Nuevo Momón - San Quintín	-	5.0	-	5.0
	Hermenegildo Galeana Las Delicias	-	7.3	-	7.3
	Chanal -La Mendoza	-	5.0	-	5.0
	Camino Nucatili-Chiapa De Corzo (Primera Etapa)	-	15.0	-	15.0
	Camino Nipe- Chiapa De Corzo	-	11.0	-	11.0
	Carretera Suchiapa-Buena Vista	-	19.2	-	19.2
	Carretera Suchiapa-Nandayalú	-	5.2	-	5.2
	Camino Rural (Pacu- La Ciénega)	-	2.3	-	2.3
	Camino Rural (Suchiapa - San Luis)	-	2.1	-	2.1
	El Paraiso - El Nopal	-	15.0	-	15.0
	San Pedro-Buenavista- Zaragoza	-	5.0	-	5.0
	Camino Rural San Antonio Las Rosas, E. C. (Candelaria - San Cristobal)	-	8.0	-	8.0
	Monte Cristo De Guerrero - La Suiza - Toluca	-	5.0	-	5.0
	Camino Santa Catarina - Los Naranjos	-	10.0	-	10.0
	Pueblo Nuevo Solistahuacan - Chapayal	-	10.0	-	10.0
	Bochil-Luis Espinosa	-	10.0	-	10.0
	E.C. (Pozo)-Naxik	-	6.0	-	6.0
	E.C. San Cristobal - Saclamanton Subtramos Barrio Pachintik	-	6.0	-	6.0
	Camino Yaalchiton E.C: F.R. Serrano	-	6.0	-	6.0
	Camino Rural Corazón De María, E. C. (Ocosingo - San Cristobal)	-	5.0	-	5.0
	Camino Rural Ejido Río Arcotete, E. C. (Tenejapa - San Cristobal)	-	1.2	-	1.2
	Camino Rural Ejido Dos Lagunas, E. C.	-	5.0	-	5.0

(Ocosingo - San Cristobal)				
Tzajaltetic - Los Ranchos - Corralito	-	15.0	-	15.0
Teopisca-Nuevo León, Del Km 0+000 Al25+394, Subtramo: Km 14+380-25+395	-	20.0	-	20.0
Galilea-Dos Lagunas-Ramal A Yaslumija	-	10.0	-	10.0
Ejido Francisco Mujica - Rancheria La Campana	-	5.0	-	5.0
E.C. (Villaflores - Ocozocuautla) - Joaquin Miguel Gutierrez	-	10.0	-	10.0
Villa Flores-Francisco Villa	-	15.0	-	15.0
Pueblo Viejo - Rafael Cal Y Mayor (Lim. De Edos. Chs Y Oax.)	-	7.5	-	7.5
Sta. Eloísa - El Zapote - E.C. (Nvo. Tepeyac - Ixtapilla); Incluye Ramal A Chitama.	-	5.0	-	5.0
Jose Ma. Morelos - La Raya, Lim. Edos. (Chs-Tab.)	-	10.0	-	10.0
E.C.E Chiapas No. 230 - Cuauhtémoc	-	15.0	-	15.0
E.C. (La Trinidad-Nuevo Mazatlán)-Ojo De Agua-El Triunfo	-	5.0	-	5.0
San Vicente-Santuario Dos-Santuario-Embarcadero	-	5.0	-	5.0
Angel Albino Corzo - Ignacio Zaragoza - Montealegre	-	15.0	-	15.0
E. C. Copainala - Tecpatan - Rivera Campeche	-	12.0	-	12.0
El Porvenir-Samuel León Brindis	-	5.0	-	5.0
Simojovel-La Pimienta	-	10.0	-	10.0
E.C. (Huitiupán El Bosque) San Francisco Portugal El Jardín	-	10.0	-	10.0
Simojovel - Sitala	-	10.0	-	10.0
Yabteclum - Puebla	-	10.0	-	10.0
E.C. San Juan Chamula/ San Cristóbal	-	8.0	-	8.0
Camino Rural Ejido Candelaria, E. C. (Tenejapa - San Cristobal)	-	10.0	-	10.0
El Jobo-El Carrizal	-	15.0	-	15.0
Ej. Copoya- Cerro Del Negro	-	21.5	-	21.5
Tuxtla- Cerro Hueco	-	5.0	-	5.0
Tuxtla A Ej. Plan De Ayala	-	1.5	-	1.5
Tuxtla- Ej. Emiliano Zapata	-	4.0	-	4.0
Tuxtla- Cuchilla Sta. Rosa	-	7.0	-	7.0
Copoya- Cerro De Zanate	-	5.0	-	5.0
Sn. Cristobal - Chamula	-	16.0	-	16.0
Camino:Cojtomil-Jetja-El Diamante	-	15.0	-	15.0
Miguel Alemán-Raya De Tabasco	-	10.0	-	10.0
Tila Chulum Juárez	-	5.0	-	5.0
Tumbala - Xhanil	-	5.0	-	5.0
Sabanilla-Moyos	-	6.0	-	6.0
Belisario Dominguez - San José Ixtepec	-	3.5	-	3.5
Camino: Frontera Hidalgo - Cantón El Carmen	-	10.0	-	10.0
E.C. Arriaga - Tonalá - El Terrero - Ototal	-	10.0	-	10.0
E.C. (Cuautémoc -Chihuahua)- Ángel Albino Corzo	-	10.0	-	10.0

	Frontera Comalapa - Nueva Independencia	-	5.0	-	5.0
	Pijijiapan Aeropuerto. Tramo: Aeropuerto (Mariano Matamoros) Zaculapa	-	15.0	-	15.0
	E.C.(Chicomuselo)-Cárdenas-Ojo De Agua	-	5.0	-	5.0
	E. C. (Nuevo México - San Juan Carrizal)	-	5.0	-	5.0
	Chapingo-Ejido Morelos	-	5.0	-	5.0
	Motozintla - Belisario Dominguez - Villa Hermosa - Ejido Berriozabal	-	10.0	-	10.0
	El Mozotal La Cascada Ángel Díaz	-	20.0	-	20.0
	E.C. (Chicomuselo - Pablo L. Sidar) - Unión Buenavista; Tr: Nueva Morelia - Unión Buenavista	-	5.0	-	5.0
	Sinaloa Nicolás Bravo	-	5.0	-	5.0
	Ángel Albino Corzo - Siltepec	-	10.0	-	10.0
	Acapetahua - El Arenal - Embarcadero Río Arriba	-	10.0	-	10.0
	Cd. Cuauhtémoc- Pacayal Frontera	-	10.0	-	10.0
	Valdivia - Palmarcito	-	10.0	-	10.0
	Belisario Dominguez - Las Cabañas	-	10.0	-	10.0
	Ignacio Zaragoza - Ejido Francisco I. Madero	-	10.0	-	10.0
	Chilon - Tzajala	-	2.5	-	2.5
	San Jerónimo Tulija	-	2.5	-	2.5
	Puente Chuchteel	-	0.7	-	0.7
	Cacateel San Sebastian	-	0.5	-	0.5
	El Rosario - Ojo De Agua - Berriozabal	-	15.0	-	15.0
	Siltepec - Vega Rosario (Vega Del Rosario) - Maíz Blanco	-	15.0	-	15.0
	Chicomosuelo-Siltepec	-	15.0	-	15.0
	Frontera Comalapa-Chicomosuelo-Bellavista	-	10.0	-	10.0
	Las Brisas - E.C. (Huixtla - Cahulotal).	-	8.0	-	8.0
	Domingo Chanona - Los Angeles.	-	5.0	-	5.0
	E.C. (Tuxtla-Villaflores)-Roblada Grande	-	5.0	-	5.0
	Los Toros (Esperanza-Francisco I. Madero)	-	15.0	-	15.0
	E.C. 15 De Septiembre-Tierra Y Libertad-Ejido Lucio Cabañas-3 Hermanos-Pino Suárez-15 De Abril	-	16.0	-	16.0
	E.C. Jaritas-Ejido Simón Bolivar-Ejido Nueva Independencia, E.C. (Jaritas Emiliano Zapata)	-	20.0	-	20.0
	Mapastepec - 3 De Mayo	-	10.0	-	10.0
	Pijijiapan - Plan De Ayala	-	10.0	-	10.0
	Puente Vehicular, Ejido León Brindis, Mapastepec	-	12.0	-	12.0
	E.C. (Arriaga - Tapachula) - Ej. Dr. Samuel Brindis	-	10.0	-	10.0
	Sesecapa-Las Salinas	-	10.0	-	10.0
	Coapa - Ceniceros, Municipio Pijijiapan	-	10.0	-	10.0
	Prolongación Eje Iii-Diagonal Hermanos Paniagua	-	10.0	-	10.0
	San José Buena Vista- E.C. (Internacional-San Cristóbal De Las Casas-Tuxtla-Comitán)	-	10.0	-	10.0

	Ejido Pedernal-Ranchería Buenavista	-	8.0	-	8.0
	Puente Vehicular Camino A Sta. Martha	-	10.0	-	10.0
	Camino Rural La Lagunita, E. C. (Pozo Colorado - San Cristobal)	-	6.0	-	6.0
	San Miguel La Sardina-Adolfo Ruiz Cortínez	-	10.0	-	10.0
	La Trinitaria José María Morelos	-	8.0	-	8.0
	Tres Puentes Bayalemo Dos.	-	7.0	-	7.0
	Nuevo Puente - Ixtapilla - Nuevo Tepeyac	-	5.0	-	5.0
CHIHUAHUA		**323.7**	**327.3**	**-**	**651.0**
	San Rafael - Bahuichivo	27.3	20.0	-	47.3
	Camino: Juan Mata Ortiz - Mesa Del Huracan	20.0	20.0	-	40.0
	Camino: Guachochi-Yoquivo	20.7	20.0	-	40.7
	Estación Chilicote Ojinaga El Oasis E.C. Km. 108+000 Carr. (Julimes El Cuervo)	30.0	-	-	30.0
	Escalón Estación Carrillo, Tramo Del Km. 0+000 Al Km. 37+000	30.0	20.0	-	50.0
	Samachique - Batopilas, Tr: Del Km 23+064 Al Km 50+464	152.0	-	-	152.0
	E.C. (Juan Mata Ortiz Mesa Del Huracán) - Ignacio Zaragoza (El Willy).	27.9	52.3	-	80.2
	El Vergel Laguna Juanota	15.8	-	-	15.8
	Bocoyna-Sisoguichi	-	30.0	-	30.0
	Eje Interestatal Fronteriza Del Norte, Tramo Ojinaga El Porvenir Del Km. 0+000 Al Km. 40+000	-	30.0	-	30.0
	Nonoava - Norogachi - Rocheachi - E.C. Creel - Guachochi	-	30.0	-	30.0
	Guachochi - Baborigame, Tramo Del Km. 0+000 Al Km. 38+000	-	20.0	-	20.0
	Temosachic-Cocomorahic	-	25.0	-	25.0
	E.C.E. (Guachochi Balleza) Metatitos Tecorichi El Tigre El Vergel, Tramo: Km. 0+000 Al Km. 34+000	-	30.0	-	30.0
	Valerio-San José Del Sitio-Valle Del Rosario	-	30.0	-	30.0
DURANGO		**337.4**	**173.4**	**126.4**	**384.4**
	Durango - Tepic	50.0	-	50.0	-
	El Salto Pueblo Nuevo	30.0	-	10.0	20.0
	Los Altares-Otaes	40.0	-	10.0	30.0
	Navios - Centenario - Regocijo	6.0	-	-	6.0
	Camino: Tepehuanes-San Juan Del Negro-E.C. Los Herrera Tamazula	37.5	-	17.5	20.0
	Mezquital-Charcos	30.0	-	15.0	15.0
	Camino: La Flor Mimbres San Bernardino, Tramo Del Km. 75+000 Al Km. 110+000.	30.0	-	15.0	15.0
	Gómez Palacio - Gregorio García	31.1	-	1.1	30.0
	Puente Aranas	5.0	-	-	5.0
	La Campana San Jerónimo	5.0	-	-	5.0
	Peñón Blanco - San Juan Del Río.	30.0	20.0	-	50.0
	Fco. Javier Mina Ricardo Flores Magón	20.7	-	0.7	20.0
	Durango - La Flor; Tramo: Km. 40+000 - Km. 77+000	22.2	-	7.2	15.0
	El Tablón-Canelas	-	8.0	-	8.0

	Carr. Santa Ma. Del Oro - Cienega De Escobar - Gral. Escobedo	-	20.0	-	20.0
	Guatimapé - 11 De Marzo Nuevo Ideal	-	12.0	-	12.0
	Los Herrera-Tamazula	-	35.0	-	35.0
	Tepehuanes-El Tarahumar	-	10.0	-	10.0
	Santo Domingo-Piedra Rajada	-	10.0	-	10.0
	El Durazno-Los Frailes	-	10.0	-	10.0
	Jabonoso-Esmeralda	-	15.0	-	15.0
	Sombreretillo El Alto-San José De Zaragoza	-	10.0	-	10.0
	San Juan De Guadalupe-La Escalera	-	13.4	-	13.4
	Simón Bolivar-Oriente Aguanaval	-	10.0	-	10.0
GUANAJUATO		**125.2**	**406.7**	**97.2**	**434.7**
	San Luis De La Paz- Rió Verde, Tramo: Chupadero-Mesas De Jesús-El Realito	50.0	-	50.0	-
	Pénjamo-Tierras Negras	28.0	-	-	28.0
	E.C. (Guanajuato - San Miguel De Allende) - Campuzano	12.0	-	12.0	-
	E.C. (Comonfort-San Miguel De Allende)- Palmillas De San Juan	19.4	-	19.4	-
	Lagunilla De Mogotes - Cerro Blanco	15.8	-	15.8	-
	Lagunilla De Mogotes – Valle De Santiago	-	15.8	-	15.8
	Apaseo-Jerécuaro -E.C. Cerro Prieto-E.C. Apaseo -Tarimoro	-	35.0	-	35.0
	E.C. (Apaseo El Alto-Jerecuaro) - Belén	-	20.5	-	20.5
	Celaya - Juventino Rosas	-	46.9	-	46.9
	Carretera Nueva Esperanza- Galera De La Grulla	-	20.0	-	20.0
	Juventino Rosas - Villagrán	-	80.0	-	80.0
	El Tambor - Sauz De Purísima	-	25.0	-	25.0
	Libramiento Sur	-	23.5	-	23.5
	Camino La Lagunita - San Juan De Dios - Los Alamos	-	20.0	-	20.0
	Distribuidor Vial De Acceso A La Facultad De Ingeniería	-	30.0	-	30.0
	Pavimentación De Camino Acceso A Santa Rosa De Lima	-	6.0	-	6.0
	Santa Rita-Mexicanos, Tr: Santa Rita-Godoy	-	12.0	-	12.0
	Puente Vehicular Sobre Río Laja En La Prolongación Av. 2 De Abril Sur Colindante Con El Libramiento Sur	-	15.0	-	15.0
	Camino San Isidro-Los Hornos	-	7.0	-	7.0
	Camino Mogote De Reyes	-	5.0	-	5.0
	Camino De Acceso A Pino Solo	-	10.0	-	10.0
	Camino Del Crucero Chico A La Purísima	-	5.0	-	5.0
	Pueblo Nuevo-Irapuato	-	5.0	-	5.0
	Prolongación Boulevard Emiliano Zapata	-	5.0	-	5.0
	Boulevard Guadalupe Victoria	-	8.0	-	8.0
	La Muralla Del Cadillal-El Aguaje	-	6.0	-	6.0
	Modernización Del Camino Colorado-Cuesta Peñones	-	6.0	-	6.0
GUERRERO		**481.8**	**796.0**	**356.8**	**921.0**
	Pueblo Hidalgo - Buena Vista - Río	28.0	-	13.0	15.0

	Iguapa				
	Xochistlahuaca-Plan De Guadalupe	27.5	-	27.5	-
	Tlapa - Alcozauca	20.0	-	5.0	15.0
	San Luis San Pedro - Fresnos De Puerto Rico - Ajuchitlán	20.0	-	20.0	-
	Chilapa-Atzacoaloya-Hueycantenango-Ixcatla-El Jaguey-Zizicazapa	27.5	-	27.5	-
	Ayutla-Acatepec,Tr: San José La Hacienda-Encino Amarillo	38.5	-	38.5	-
	Ayutla-Pascala Del Oro	25.0	-	25.0	-
	Penjámo - Huertecillas, Tr: Pozas - El Terrero	25.0	-	25.0	-
	Quechultenango-Santa Cruz-Pueblo Viejo, Tr. Quechultenango-Santa Cruz.	41.4	-	41.4	0.0
	Cochoapa - Linda Vista - E.C. Tlapa De Comonfort - Alcozauca De Guerrero	40.0	-	20.0	20.0
	La Parota - Aratichanguio, Tr. La Parota - Hacienda Vieja	25.0	-	10.0	15.0
	Loma Bonita - Xochistlahuaca Tapayoltepec	28.0	-	28.0	-
	Crucero Del Zapote - La Azozuca	20.0	-	5.0	15.0
	E.C (Carretera Nacional Copala - Marquelia)- Bahía De Agua Dulce	10.0	-	-	10.0
	Carrizalillo - Amatitlán	25.9	-	25.9	0.0
	Puente Vehicular: Cacahuatepec	10.0	-	10.0	-
	El Terrero - La Ladrillera	30.0	-	10.0	20.0
	La Sabana-La Testaruda	20.0	-	15.0	5.0
	Ayutla - El Cortijo - El Rincón	20.0	-	10.0	10.0
	Modernizacion Del Camino E.C. (Tlapa Marquelia) Colombia De Guadalupe-Meson De Ixtlahuac	-	10.0	-	10.0
	Modernizacion Del Camino Rural A Barrio De Lozano-Localidad Las Palmas	-	14.0	-	14.0
	Modernizacion E.C. (Iguala Chilpancingo)-Mezcala-Tlamamacan-San Juan Totolcintla	-	20.0	-	20.0
	Modernizacion Del Camino Ajuchitlan-La Laja	-	20.0	-	20.0
	Modernizacion E.C. Iguala Ciudad Altamirano-La Magdalena-Acachautla	-	20.0	-	20.0
	Pavimentacion Del Camino Placeres Del Oro-Puerto Del Oro-San Rafael	-	20.0	-	20.0
	Construccion Del Puente Vehicular, Tramo Juchitan El Cerrito	-	3.0	-	3.0
	Modernizacion De E.C. (Tlapa Marquelia)-Capulin Chocolate	-	10.0	-	10.0
	Modernizacion De La Carretera Copalillo-Cascalotes	-	10.0	-	10.0
	Modernizacion Del Crucero Ixcapuzalco-Tlalpexco	-	20.0	-	20.0
	Construccion Del Boulevard Teloloapan	-	30.0	-	30.0
	Ampliacion A 12 Metros De La Carretera Iguala - Teloloapan - Arcelia	-	82.0	-	82.0
	Modernizacion Del Camino Lucerito - Tlacoapa	-	12.5	-	12.5
	Carretera Filo De Caballos-Tlacotepec	-	15.0	-	15.0
	Rehabilitacion Del Camino Tlacoachistlahuaca - Metlatónoc, Tr; Jicayan De Tovar - Metlatónoc	-	11.5	-	11.5
	Modernizacion Del Camino Olinala-	-	15.0	-	15.0

	Temalacatzingo-Zontecomatlan-Huehuetecatzingo-Totolapa-Huamuxtitlan				
	Modernizacion Del Camino Alcozauca, Lomazoyatl Poblado Xochopan	-	4.0	-	4.0
	Modernizacion Del Camino E.C. (Filo Caballos-Puerto Del Gallo) -Yextla	-	15.0	-	15.0
	Modernizacion Del Camino Chilpancingo - Omiltemí, Jaleaca De Catalán - Cruz De Ocote	-	10.0	-	10.0
	Modernizacion Del Camino: Ocotito - Tlahuizapa - Coacoyulillo - Jaleaca De Catalán	-	10.0	-	10.0
	Modernizacion Del Camino Petatlan Piedra De Veliano-El Camalote- Tramo Del Km 0+000 Al 24+000	-	20.0	-	20.0
	Modernizacion Del Camino Tenexpa La Vinata	-	7.0	-	7.0
	Puente Santa María En El Km 6 De La Carretera Tecpan-Santa María-Lacaña	-	13.0	-	13.0
	Puente Vehicular De 150 Mtrs. En El Poblado De Frontera-Colonia Democrática	-	27.4	-	27.4
	Modernizacion De La Carretera Cutzamala Arroyo Grande (Tramo Nuevo Galeana-Arroyo Grande)	-	12.0	-	12.0
	Modernizacion Del Camino: Azoyú - Maxmadí - Cuanacaxtitlán	-	20.0	-	20.0
	Puente Vehicular En Km 45 De La E.C.(México-Acapulco)-La Sierrita	-	29.3	-	29.3
	Pavimentacion Del Camino Mayanalan-Santa Cruz	-	15.0	-	15.0
	Modernizacion De La Carretera Oxtotitlan-Tlanipatlan De Las Limas	-	10.0	-	10.0
	Teloloapan Construcción Carretera Tototepec	-	20.0	-	20.0
	Modernización De La Carretera Chilapa - Santa Catarina	-	10.0	-	10.0
	Modernizacion Del Camino Juchitán - Las Cuchillas	-	4.0	-	4.0
	Puente Vehicular "Paso Del Monte"Sobre La Carretera Tlapa-Marquelia, Rancho Acevedo	-	13.0	-	13.0
	Modernizacion Del Camino Villa De Ayala - Ixcatepec - Arcelia	-	10.0	-	10.0
	Modernizacion Del Camino San José La Pala - Las Lechugas- El Estero	-	8.0	-	8.0
	E.C.F (México-Acapulco)-La Sierrita	-	13.3	-	13.3
	Modernizacion Del Camino Las Tunas - Pez Vela	-	6.0	-	6.0
	Modernizacion Del Cerro Del Vigia-Riscalillo-Playa Larga	-	7.0	-	7.0
	Pavimentacion Del Camino Zirándaro - Guayameo	-	5.0	-	5.0
	Modernizacion Del Camino E. C. (Zihuatanejo-Lazaro Cardenas) Troncal A Chutla	-	10.0	-	10.0
	Construccion Del Boulevard Chilapa Zitlala, Tr Del Km 0+00 Al Km 2+800	-	10.0	-	10.0
	Modernizacion Del Camino Cruz Grande - Pico Del Monte	-	20.0	-	20.0

	Modernizacion Del Camino El Ranchito - Tasajeras	-	15.0	-	15.0
	Construccion Del Acceso A La Comunidad De Jario Y Pantoja	-	5.0	-	5.0
	Construccion De La Segunda Etapa Del Boulevard Huamuxtitlan	-	15.0	-	15.0
	E.C. Cayaco Horquetas - San José Guatemala	-	8.0	-	8.0
	E.C. (Iguala Chilpancingo)-Pantla Del Zapotal-Ceja Blanca- Iguala	-	15.0	-	15.0
	Quechultenango-Santa Cruz-Pueblo Viejo, Tr:Quechultenango-Santa Cruz	-	20.0	-	20.0
	Mazatlán-El Salado Y Ramal A La Lagunilla	-	10.0	-	10.0
	La Providencia-Santa Rosa	-	10.0	-	10.0
	Santa Rosa-San Miguel	-	10.0	-	10.0
	Modernizacion Del Camino Carrizal-Zapote	-	16.0	-	16.0
	San Pedro Chihila-Atzala	-	10.0	-	10.0
	San Juan De Las Flores-San Andrés De La Cruz	-	10.0	-	10.0
	Azoyú-Macahuite	-	10.0	-	10.0
HIDALGO		**-**	**836.0**	**-**	**836.0**
	Modernización Del Camino Rural Metztitlán - Zoquizoquipan	-	30.0	-	30.0
	Ferrería De Apulco - San Pedro Vaquerías	-	60.0	-	60.0
	Tepejí Del Río - Tula	-	80.0	-	80.0
	Vialidad En El Encauzamiento La Paz - Los Tuzos	-	105.0	-	105.0
	Reconstrucción Del Blvd Ramón G Bonfil	-	45.0	-	45.0
	Huichapan Tlaxcalilla. Primera Etapa	-	20.0	-	20.0
	San Nicolás Quetzalapa San Nicolás - Octupilla	-	25.0	-	25.0
	Modernización Cocinillas Tecocomulco	-	30.0	-	30.0
	E.C. (San Bartolo-San Miguel)-Pie Del Cerro	-	30.0	-	30.0
	Xochiatipan - Acanoa	-	50.0	-	50.0
	E.C. Km. 12+000 (Molango - Xochicoatlan)- Zapocoatlan - Texcaco	-	25.0	-	25.0
	Acceso A - Tuzancoac	-	23.0	-	23.0
	Pisaflores - Chalahuite - La Arena.	-	20.0	-	20.0
	Construcción De Puente Vehicular "Rancho Nuevo" Con Una Longitud De 90 Metros	-	25.0	-	25.0
	Cerro Boludo - La Lomita - Rancho Nuevo	-	13.0	-	13.0
	Cuesta Colorada - La Cienega	-	12.0	-	12.0
	Progreso - El Tephe	-	30.0	-	30.0
	C.E. Tecozautla-Tasquillo: El Salto-Caltimacan	-	31.0	-	31.0
	Actopan-Atotonilco	-	40.0	-	40.0
	E.C. (Pachuca - Tuxpan) - La Mesa	-	10.0	-	10.0
	Cardonal - Arenalito - La Mesa - Cieneguillitas - Los Lirios - La Unión	-	10.0	-	10.0
	Huazalingo - Tlanchinol	-	10.0	-	10.0
	Huehuetla - San Lorenzo - Lim. Ixhuatlán	-	20.0	-	20.0

	De Madero, Puebla				
	Juárez Hidalgo, Tlahuiltepa	-	25.0	-	25.0
	Singuilucan - Santa Ana Chichicuautla	-	10.0	-	10.0
	La Estación - San Pedro Capula	-	7.0	-	7.0
	Modernización Del Puente Colonias Y Solución Al Retorno Peligroso Intersección Blvd. Felipe Ángeles Blvd. Santa Catarina Blvd. Nuevo Hidalgo	-	10.0	-	10.0
	Reabilitación Del Blv. De Acceso A Cabecera Municipal De Zempoala	-	10.0	-	10.0
	C.E. Ixtlahuaco-Calnali	-	10.0	-	10.0
	Saucillo-Plomosas, Mpio. Actopan	-	15.0	-	15.0
	Patria Nueva-Ejido El Mezquital, Santiago De Anaya	-	5.0	-	5.0
JALISCO		**205.5**	**455.2**	**49.1**	**611.6**
	Villa Hidalgo-Las Flores	30.0	-	1.0	29.0
	Tepic - Aguascalientes; Tramo: Límite De Estados Nayarit/Jalisco - Bolaños	50.0	-	26.0	24.0
	Villa Guerreo - Atzqueltan	20.7	-	-	20.7
	E.C.F (México 80) - Encarnación De Díaz.	58.7	-	1.0	57.7
	Campo Acosta - Lázaro Cárdenas.	26.9	-	1.9	25.0
	E.C (El Grullo - Cd. Guzman) - Cópala	19.2	-	19.2	-
	E.C. (Atotonilco El Alto - La Barca) - El Maguey	-	7.8	-	7.8
	Chimaltitán-Florencia	-	8.0	-	8.0
	Magdalena-Etzatlán	-	28.0	-	28.0
	Ec (Tepic - Guadalajara) - Tepetates	-	15.0	-	15.0
	Comanja De Corona-Lagos De Morenos	-	10.0	-	10.0
	Michoacanejo - El Rosario	-	15.0	-	15.0
	San Ignacio Cerro Gordo-Higuerillas	-	10.4	-	10.4
	San Ignacio Cerro Gordo-San José De Gracia	-	10.0	-	10.0
	San Miguel El Alto - Crucero A San Julián	-	15.0	-	15.0
	Capilla De Milpillas-Ec Fed. 80	-	15.0	-	15.0
	Zapotán E.C. (Villa Purificación-Chamela)	-	10.0	-	10.0
	Talpa De Allende-Desmoronado	-	15.0	-	15.0
	El Tuito Llano Grande- Tehuamixtle	-	20.0	-	20.0
	El Tuito - Chacala	-	5.0	-	5.0
	Libramiento Carretera Nextipac	-	25.0	-	25.0
	Fco. Javier Mina-San Agustin	-	27.0	-	27.0
	Modernización De Carretera Condiro Canales A La Labor Vieja	-	10.0	-	10.0
	Concepción De Buenos Aires-Santa Rosa-Teocuitatlán De Corona	-	20.0	-	20.0
	Valle De Juarez-El Tigre	-	10.0	-	10.0
	Tizapan - San José De Gracia	-	20.0	-	20.0
	Crucero El Chico-Rancho Viejo-Las Marías	-	10.0	-	10.0
	Chacala-Cedros	-	8.0	-	8.0
	Crucero La Nance-Charco Azul-Casimiro Castillo	-	12.0	-	12.0
	El Grullo-Zenzontle-Tuxcacuesco	-	10.0	-	10.0

	Ameca - La Villita Lagunillas	-	20.0	-	20.0
	Tolimán- La Parota- Las Canoas- Sta. Elena- La Parotilla- E.C. Zapotitlán De Vadillo	-	25.0	-	25.0
	Sayula Tapalpa, San Gabriel, Minatitlán, Col. Tr: Sayula Punta De Agua	-	12.0	-	12.0
	La Loma E.C. (Zipoco Los Reyes)	-	7.0	-	7.0
	Ciudad Guzmán--El Grullo	-	25.0	-	25.0
	Boulevard De La Carretera Federal No. 23, Guadalajara Zacatecas Tramo 0+000 Entronque Tesistán Al 15+000 Zapopan	-	30.0	-	30.0
MICHOACÁN		**55.6**	**364.0**	**25.6**	**394.0**
	Tafetan-Platanillo	20.0	-	5.0	15.0
	La Huacana - Poturo.	35.6	-	20.6	15.0
	El Pitayo-San Jose De Chila	-	12.0	-	12.0
	El Alcalde-Acatlán	-	12.0	-	12.0
	La Capilla-La Lobera	-	8.3	-	8.3
	Guacamayas-Juntas De Chapacaricuaro	-	10.0	-	10.0
	Paso De Nuñez - Janindipo	-	10.0	-	10.0
	Capire De Bravo -Acuyo	-	10.0	-	10.0
	Churumuco-Poturo	-	10.0	-	10.0
	Churumuco - Atijo	-	18.2	-	18.2
	Zapotan - La Loma - Santa María	-	5.0	-	5.0
	Palos Marías-Salitre De Cópola. Tr. Palos Marías - El Derrumbadero	-	8.0	-	8.0
	Cojumatlán-El Nogal	-	7.0	-	7.0
	E. C. Dr. Miguel Silva - Nuevo Urecho. Camino A La Comunidad De Araparicuaro	-	10.0	-	10.0
	Construcción De Camino De Acceso Francisco Sarabia Del Km. 0.+0.0 Al Km. 1.374	-	5.0	-	5.0
	E.C. México No. 15 - El Caracol - San Antonio Villalogín	-	5.0	-	5.0
	E.C. (Huetamo - Churumuco) - San Jeronimo Cañada De Buenavista	-	7.0	-	7.0
	Tierras Blancas-Santa María	-	15.0	-	15.0
	E.C Huetamo-Churumuco(Turitzio-Characuaro)	-	11.0	-	11.0
	Acceso Al Puente De Zirandaro Limite De Los Estados De Guerrero Y Michoacán	-	15.0	-	15.0
	E.C.F Huetamo Zitacuaro Tramo Puerta De Chiripio-Ocuaro	-	6.0	-	6.0
	Ampliación Del Acceso Sur De Jacona	-	7.0	-	7.0
	Las Letras-Casa Blanca	-	6.0	-	6.0
	Libramiento Marti Mercado	-	13.0	-	13.0
	Entronque San Sebastian Salida Periban(Libramiento)	-	8.0	-	8.0
	Tepehuaje- Al Zangarro	-	6.0	-	6.0
	Marcos Castellanos - Jiquilpan - E.C. Carretera A San Miguel	-	3.0	-	3.0
	La Esperanza-El Tepehuaje	-	5.0	-	5.0
	Construcción De La Carretera De Cerrito De Pescadores	-	5.0	-	5.0

	Santa Clara - La Calera	-	4.0	-	4.0
	El Pilar - Las Jicamas	-	4.0	-	4.0
	San Pedro-Los Brasiles, Mpio. San Lucas	-	5.0	-	5.0
	Reencarpetamiento Del Camino Senguio (Cabecera Municipal) - Los Reyes (Entronque Tlalpujahua)	-	10.0	-	10.0
	Construcción De Camino Del Entronque (Carretera Maravatio - Tlalpujahua) A El Huerfano (Municipio De Senguio)	-	6.0	-	6.0
	San Antonio De Viña-Loma Ceñida	-	10.0	-	10.0
	E.C (El Copétiro- Tancítaro) - Apúndaro-Pareo	-	5.0	-	5.0
	Reencarpetamiento Del Km 2+100 Al Km 9+620,De La Carretera Tingambato-San Angel Zurumucapio	-	10.0	-	10.0
	La Guadalupe - Hoyo Del Aire	-	9.0	-	9.0
	El Encanto-Zihuatzio-Acheros-Puruaran	-	10.0	-	10.0
	Atijo Zárate	-	14.5	-	14.5
	San Antonio Villalongin-El Devanador	-	10.0	-	10.0
	Villamar El Platanal. Del Km 0+000 Al Km 8+320	-	3.0	-	3.0
	Proyecto Ejecutivo Para La Pavimentación Del Camino Zacapu - Zirahuen, Tramo Naranja De Tapia	-	4.0	-	4.0
	Zináparo - Angamacutiro	-	6.0	-	6.0
	Zirimicuaro La Laja Emiliano Zapata	-	6.0	-	6.0
	E.C. (Zitácuaro - Toluca) Km 89+000 La Cañada - El Tigrito	-	5.0	-	5.0
	Tecomatán - E.C. Pajacuarán - La Luz	-	5.0	-	5.0
MÉXICO		**27.1**	**937.0**	**-**	**964.1**
	Buenavista - Las Golondrinas - Las Arenas - Mado Sector Uno	-	10.0	-	10.0
	Construcción De La Segunda Etapa De La Carretera Zumpahuacán Tonatico	-	32.5	-	32.5
	Pavimentar El Camino Hacia El Panteón De San Ándres Tlalmimilolpan	-	4.5	-	4.5
	E.C. Km. 19 (Atlacomulco - El Oro) - La Concepción	-	8.3	-	8.3
	E.C. Km.45 (Villa Victoria - El Oro) - Barrio Del Gigante	-	5.5	-	5.5
	Ixtlahuaca - Emilio Portes Gil	-	5.2	-	5.2
	San Pablo Tlalchichilpan San Francisco Tlalchichilpan	-	5.2	-	5.2
	E.C. No. 13 San José Solis - Juando	-	7.6	-	7.6
	Av. Isidro Fabela De Eje 10 Sur A La Av. Cuauhtémoc	-	8.5	-	8.5
	Av. Isidro Fabela Tramo Av. Cuauhtémoc-Lázaro Cárdenas	-	10.0	-	10.0
	Santa Maria Rayón- Zona Agricola Malvinas	-	12.0	-	12.0
	Vialidades Del Municipio De Toluca Sur-P	-	20.3	-	20.3
	Santa Maria Rayón- U. Deportiva Las Malvinas	-	5.0	-	5.0
	Ixtlahuaca De Rayón - San Jeronimo Ixtapatongo, Ramal Al Barrio De San	-	5.0	-	5.0

	Joaquin El Junco				
	San Lucas Ocotepec-Estutempan	-	5.0	-	5.0
	San Diego Alcalá - Tecnológico - San José Pathé	-	6.2	-	6.2
	Proyecto Para El Distribuidor Vial Av. Cuauhtémoc-Lateral Autopista México Puebla	-	3.0	-	3.0
	Re Encarpetado Calle De La Rosa	-	3.5	-	3.5
	Pavimentación De La Calle Buenavista	-	5.3	-	5.3
	Vialidades Primarias Del Municipio De Zinacantepec	-	10.0	-	10.0
	Atlacomulco-El Oro-Tamascalcingo, Tr: E.C. (Atlacomulco-El Oro)-Temascalcingo	-	8.0	-	8.0
	Caxboncuac Paraje-El Salto (Chapa De Mota) Del Km 0+000 Al Km 1+900	-	9.0	-	9.0
	Km 27(Ixtlahuaca-San Felipe Del Progreso)-Plateros Ejido De Palmillas, Tr: Km 0+000 Al Km 4+130.258 Al Km 4+436.08, Col. Plateros	-	18.0	-	18.0
	Libramiento "El Molino" De Av. Independencia A Niños Héroes	-	19.0	-	19.0
	Libramiento Poniente (San Juan De Las Huertas-Santa María Del Monte-Papelera	-	18.0	-	18.0
	Mado Sector Uno - Mado Sector Dos	-	8.0	-	8.0
	Juando - Puentecillas Ramal Antorcha	-	7.0	-	7.0
	Bañe - Junica	-	8.0	-	8.0
	Vialidades Del Municipio De Toluca Norte-P	-	35.2	-	35.2
	Yebucivi - San Marcos	-	8.0	-	8.0
	Valle De Bravo Amanalco De Becerra Turcio San Agustín Altamirano, Tramo: Km. 8+000 Al Km. 18+000	-	7.0	-	7.0
	Libramiento Camino Nacional (Loma Bonita - Carretera A Tequixquiac)	-	2.7	-	2.7
	Camino De Enlace (Olímpica-Juárez)	-	6.0	-	6.0
	Pérez De Galeana Camino Hacienda Vieja - Santa María Ajoloapan	-	5.0	-	5.0
	La Ermita - Santa Maria Apaxco	-	5.0	-	5.0
	Carretera A La Lagunita Cantashi A La Primaria	-	5.0	-	5.0
	Entrada A Atotonilco A La Delegación San Pablo Atotonilco	-	3.5	-	3.5
	Carretera Atotonilco - San José Del Tunal	-	5.0	-	5.0
	Circuito Interior Vial Atlautla - Cabecera Municipal	-	5.0	-	5.0
	Libramiento Axapusco Universidad	-	7.0	-	7.0
	Chapa De Mota-Doxchicho-Jilotepec.	-	2.0	-	2.0
	Carretera (Atlacomulco - El Oro) Km 13 La Jordana	-	5.0	-	5.0
	Camino Cabecera Municipal - San Nicolas El Oro - Santiago Oxtempan Pueblo, Primera Etapa Del Km. 0+000 Al Km. 2+800	-	10.0	-	10.0
	Comunidad De Tapaxco	-	6.3	-	6.3
	San Marcos Jilotzingo-Casa Blanca	-	5.0	-	5.0

	Libramiento San Vicente-Coatepec-Carretera Coatepec, Ejido Coatepec	-	5.0	-	5.0
	Vialidades Primarias En El Municipio De Ixtapaluca	-	5.0	-	5.0
	Plan De San Miguel-Ixtapan De La Sal	-	5.0	-	5.0
	Yerbas Buenas-San Jose Arenal-Tecomatepec	-	5.0	-	5.0
	Concepción De Los Baños Jalpa De Los Baños San Francisco Del Río	-	4.8	-	4.8
	J E.C. (Soyaniquilpan-Jilotepec)- Xhitey-Buenavista	-	7.3	-	7.3
	Circuito Constituyentes, Tramo: Maria Garibay - Guerrero	-	8.4	-	8.4
	E.C. (Jilotepec - San Jacinto) - C.D. Industrial Pasteje	-	7.8	-	7.8
	San Juan Coajomulco - Panteón, Incluye Ramal	-	4.0	-	4.0
	Barrio El Panteón - Santiago Casandeje	-	4.2	-	4.2
	E.C. 42.0 Autopista Toluca - Atlacomulco - Los Reyes	-	7.6	-	7.6
	Sta. María Citendeje - El Manto	-	5.0	-	5.0
	Santiago Yeche - El Panteón - El Lindero	-	7.0	-	7.0
	La Concepción Llano De Los Negros	-	5.0	-	5.0
	San Martín-Palmar De Guadalupe-Pachuquilla-El Zapote-Agua Dulce-Lím. Mpal. Zumpahuacan	-	5.0	-	5.0
	E.C. (Ecatepec-Huehuetoca) - Prados San Francisco	-	5.0	-	5.0
	Los Arcos-San Felipe Teotitlán	-	3.8	-	3.8
	Km. 72 (México-Tulancingo)-Nopaltepec, Tr: Km 0+000-3+000 (Reconstrucción)	-	5.2	-	5.2
	Nopaltepec San Miguel Atepoxco	-	4.0	-	4.0
	E.C. (Santiago - Marquesa) - Coamilpa De Juárez	-	6.0	-	6.0
	E.C. (Dios Padre San Antonio Pueblo Nuevo) Agua Zarca	-	7.0	-	7.0
	E.C. (Guadalupe Chico-La Mesa) Yondece Del Cedro	-	8.0	-	8.0
	San Francisco Solo - Guarda De Guadalupe	-	7.0	-	7.0
	E.C.E. 14 - Ejido La Soledad	-	8.0	-	8.0
	San José Del Rincón - Concepción Del Monte	-	5.0	-	5.0
	San Simón-Rancho Viejo	-	8.0	-	8.0
	Santa Bárbara-Los Piñones-Potrero Arriba	-	7.0	-	7.0
	E.C. (La Goleta Héroes Carranza) Ignacio Zaragoza	-	4.0	-	4.0
	Libramiento Soyaniquilpan	-	3.0	-	3.0
	San Lucas Del Maíz-San José De La Laguna-Xalpa-Tejupilco	-	5.0	-	5.0
	Temascaltepec - Las Juntas	-	7.0	-	7.0
	Tenancingo - Tenería - Tecomatlán	-	10.0	-	10.0
	Tenancingo-San Antonio Agua Bendita	-	3.1	-	3.1
	San José Chalmita - San Miguel Ateopan	-	8.0	-	8.0
	E.C. (Tepetlixpa - Amecameca De	-	5.0	-	5.0

	Juárez), Tr: Km. 0+000 Al Km. 2+400				
	Nepantla-Tlalamac Y Ramal A Alotepec	-	5.0	-	5.0
	Camino A Lumbreras	-	8.0	-	8.0
	Camino: Km.49.9 La Puerta-Sultepec-Rastrojo Largo-Huayatenco	-	5.0	-	5.0
	E.C.F. Texcoco - Lechería Km 30+100 - Barrio Santiago	-	1.0	-	1.0
	Ahuatenco-Colonia Campesina, San Antonio Del Progreso	-	5.0	-	5.0
	Los Reyes Ffcc Tr: Circuito Exterior Mexiquense - Vialidad Mexiquense	-	6.0	-	6.0
	Tianguistenco, Tr Rojastitla-Tilapa (Reencarpetado)	-	7.0	-	7.0
	San Pedro Tianguistenco - Chalma; Tramo Dr. Gustavo Baz - Nativita Sulixtlahuacan	-	8.0	-	8.0
	Ec. (Autopista México - Querétaro) - Mataxhi	-	7.5	-	7.5
	E.C. (Arco Norte-Aldama)-Llano Grande	-	6.8	-	6.8
	Santiago Oxthoc - Emiliano Zapata	-	7.5	-	7.5
	Circuito Calpulalpan	-	7.5	-	7.5
	Las Tarrias	-	3.0	-	3.0
	Pavimentación Del Camino A La Vega	-	1.7	-	1.7
	E.C. (Atlacomulco- Toluca) - E.C.(Atlacomulco - El Oro) - Canal De Las Mercedes	-	5.0	-	5.0
	Barrio De Guadalupe - San Joaquín	-	4.0	-	4.0
	E.C. (Los Reyes-San José Boqui) - El Lindero	-	5.0	-	5.0
	Circuito Santa Rosa	-	5.0	-	5.0
	San Luis Boro - San José Del Tunal	-	5.0	-	5.0
	Tianguistenco. Tr. Santiago - San Pedro Tlatizapan	-	3.0	-	3.0
	Sabanillas San Lucas Temastitlán E.C. (Donato De Guerra Ixtapan Del Oro)	-	4.0	-	4.0
	Ganzda - Santiago Oxtoc Toxhie - Carretera Panamericana	-	3.0	-	3.0
	Chapa De Mota - El Quinte	-	2.0	-	2.0
	San Francisco De La Loma - San Jerónimo De Los Dolores - Santa Cruz Del Rincón	-	4.0	-	4.0
	E.C. (Texcoco - Lechería Km. 29+500) - Pascual Luna	-	5.0	-	5.0
	Fondo El Azafrán	-	4.0	-	4.0
	San Isidro Tr. Av Pirules - Calle Escalerillas	-	4.0	-	4.0
	E.C. (Tenancingo - Tenería) - Tepoxtepec	-	4.0	-	4.0
	San Lucas - Ocopulco	-	5.0	-	5.0
	Camino Real, Tepetitlan	-	2.9	-	2.9
	Acceso A La Comunidad De Noxtepec De Zaragoza	-	5.0	-	5.0
	Acceso A San Lorenzo Huehuctitlan	-	7.0	-	7.0
	Tenango - Maxtleca De Galeana	-	10.0	-	10.0
	Pavimentación De La Calle Revolución	-	4.1	-	4.1
	Camino Yucatán En La Colonia San Juan Tlalpizahuac, En Valle De Chalco .	-	3.0	-	3.0

	(Lateral De La Autopista A Av. Agricultura)				
	Camino Veracruz En La Colonia San Juan Tlalpizahuac, En Valle De Chalco . (Lateral De La Autopista A Av. Agricultura)	-	3.5	-	3.5
	Proyecto Paraje Peña Del Venado	-	2.0	-	2.0
	Distribuidor Vial Av. Alfredo Del Mazo-Av. José López Portillo 1Ra. Etapa	27.1	58.0	-	85.1
	Avenida Nopaltepec - Viaducto Poniente Bicentenario, Municipio De Cuautitlán Izcalli	-	35.0	-	35.0
	Viaducto Conexión Interlomas-Nueva. Aut. Naucalpan-Toluca	-	70.0	-	70.0
MORELOS		-	**102.8**	-	**102.8**
	Huautla - Xochipala - Huaxtla	-	10.0	-	10.0
	Huautla - Rancho Viejo	-	5.0	-	5.0
	Huautla-Santiopa	-	10.0	-	10.0
	Cajones - El Estudiante	-	8.0	-	8.0
	Cuautla - San Rafael	-	10.0	-	10.0
	Carretera Tepalcingo-Axochiapan	-	10.0	-	10.0
	Marcelino Rodriguez - Cayehuacan	-	7.0	-	7.0
	Santo Domingo Ocotitlán	-	8.0	-	8.0
	Camino Acceso A Las Instalaciones Del Centro De Investigación En Biodiversidad Y Conservación De La Uaem (Cibyc - Uaem)	-	3.5	-	3.5
	Carretera : Santa María Ahuacatitlán	-	8.0	-	8.0
	E.C.F. (Cuernavaca-México-Segunda Privada Nacional)-Carretera Nacional, Delegación Emiliano Zapata	-	6.8	-	6.8
	E.C.F. ((Cuernavaca-Acapulco)-Autopista Siglo Xxi), Tr: Colonia La Unión-La Lagunilla, Delegación Mariano Matamoros	-	16.5	-	16.5
NAYARIT		**309.5**	**140.8**	**140.8**	**309.5**
	Camino: Campos Los Limones	15.9	-	-	15.9
	Ejido San Juan Coropan, Rosa Morada	20.7	-	-	20.7
	Jesús María Lim. Edos. Nay/Zac., Tramo: Km. 0+000 Al Km. 30+610	75.0	-	75.0	-
	Rosamorada San Juan Bautista	9.5	-	-	9.5
	Boulevard Carretera 15 Acceso A Ixtlan Del Río	10.4	-	-	10.4
	Boulevard Porf. Jorge Tisnado Galindo	20.7	-	-	20.7
	Ecf 15 - Pescadero Incluye. Ramal A Francisco Villa	30.0	-	12.0	18.0
	E.C.F. 200 Cofradía De Chocolón	30.0	-	30.0	-
	E.C. (Tepic - Guadalajara) - Tepetiltic	5.9	-	-	5.9
	E.C.F. México 200 Cumbres De Huicicila	31.1	-	-	31.1
	San José De Mojarras - Huanacaxtle	23.8	-	23.8	-
	(E.C. Ruiz/Zacatecas) - Tezcalame - San Miguel Del Zapote	31.1	-	-	31.1
	Santa Cruz De Las Haciendas - La Playa	5.5	-	-	5.5
	Amado Nervo - Coastecomate	-	20.0	-	20.0
	Reforma Agraria-El Corte	-	20.1	-	20.1
	Ixtapa-Coastecomatillo	-	12.0	-	12.0

	Ec (Las Varas - Zacualpan) - Paso De Las Palmas	-	20.0	-	20.0
	Entronque Carretera Federal 200 - Altavista	-	15.0	-	15.0
	San Leonel-El Ermitaño	-	19.9	-	19.9
	El Macho - Antonio R. Laureles	-	5.0	-	5.0
	Buckingham - Las Cuevas	-	5.0	-	5.0
	Camino: E.C. El Rincón-El Pichón-La Fortuna-Lo De Lamedo-Col. 16 De Septiembre	-	5.0	-	5.0
	Ec. 15 A Ejido Tamarindos	-	18.8	-	18.8
NUEVO LEÓN		**-**	**283.0**	**-**	**283.0**
	China Méndez	-	12.0	-	12.0
	Dieciocho De Marzo-Ciénega Del Toro	-	17.0	-	17.0
	Santa Rosa - Salinas Victoria	-	20.0	-	20.0
	Eje Interestatal: Matehuala-Cd. Victoria, Tr:Lím.Edos. S.L.P., N.L. Dr. Arroyo-E.C. El Carmen	-	5.1	-	5.1
	Libramiento Dr. Arroyo	-	15.5	-	15.5
	El Goche-Emilio-Carranza	-	10.4	-	10.4
	Entr. Autopista Monterrey-Saltillo-Hacienda Rinconada-Los Fierros García	-	20.0	-	20.0
	Melchor Ocampo-Los Aldama	-	10.0	-	10.0
	Montemorelos-Entr. San Roberto	-	25.0	-	25.0
	Zaragoza - Tepozanes - El Refugio	-	8.0	-	8.0
	Hacienda El Encadenado-Ejido El Encadenado	-	10.0	-	10.0
	E.C. General Teran - Linares Las Blancas-El Balastre	-	10.0	-	10.0
	Camino A Loma Alta	-	15.0	-	15.0
	Apodaca-Ciudad Juárez	-	10.0	-	10.0
	Ejido Vaqueras A Ejido La Purisima	-	15.0	-	15.0
	Lampazos-Anáhuac	-	20.0	-	20.0
	Ejido San Isidro - Límite De Edo. Tamps.	-	10.0	-	10.0
	Camino Acueducto De Arriba	-	12.0	-	12.0
	Hualahuises - Ejido Pozo De Lajas	-	3.0	-	3.0
	Rehabilitación De Camino Vecinal Del Cerrito A Carretera De Allende A Cadereyta	-	3.0	-	3.0
	Rehabilitacion De Pavimentacion En Zona Rural En Carretera Ejido Rodriguez Ejido Ranas	-	2.0	-	2.0
	Paso Superior Vehicular Linares, San Roberto Km 151+600 Carretera Cd. Victoria Monterrey (Nuevo León)	-	30.0	-	30.0
OAXACA		**-**	**782.1**	**-**	**782.1**
	Modernización Y Ampliación De La Carretera Santa María Sola- Tlacotepec-Teojomulco- Santa Cruz Zenzontepec Del Km 0+00 Al Km 112+000, Subtramo A Modernizar Del Km 69+900 Al Km 76+900	-	40.0	-	40.0
	Modernización Y Ampliación Del Camino La Venta- San Francisco Ozolotepec Tramo Del Km 0+000 Al Km 90+000, Subtramo Del Km 31+400 Al Km 39+100	-	40.0	-	40.0
	Modernización Y Ampliación Del Camino Miahuatlan-San Pablo Coatlan- San Jerónimo Coatlan- Piedra Larga -La	-	30.0	-	30.0

	Palma Tramo Del Km 0+000 Al Km 103+000; Subtramo Del Km 26+200 Al Km Km 29+300				
	Modernización Y Ampliación Del Camino Tecomaxtlahuaca - Coicoyan De Las Flores,(Puente) Tramo: Del Km 0+000 Al Km 43+000 Subtramo A Modernizar Del Km 38+000 Al Km 43+000	-	26.0	-	26.0
	Modernización Y Ampliación Del Camino Mitla- Sayula Tr. Totontepec Villa De Morelos - Choapam-Lim Edos Oax/Ver, Tramo Del Km 0+000 Al Km 142+000; Subtramo Del Km 60+000 Al Km 63+000	-	15.0	-	15.0
	Modernización Y Ampliación Del Eje Interestatal Mitla-Sayula, Tramo Del Km 0+000 Al Km 230+00 Mitla-Ayutla-Alotepec- Cotzocon- Candayoc; Subtramo Del Km 61+300 Al Km 64+300	-	15.0	-	15.0
	Oaxaca- Puerto Escondido- Huatulco Tramo La "Y"-Barranca Larga- Ventanilla Y Puerto Escondido-Huatulco Y Ramal San Sebastián Coatlan Tramo Del Km 0+000 Al Km 6+500, Subtramo Del Km 0+000 Al Km 2+000	-	10.0	-	10.0
	Oaxaca-Puerto Escondido-Huatulco Tramo La "Y"-Barranca Larga-Ventanilla Y Puerto Escondido-Huatulco Y Ramal San Pedro Coatlan Tramo Del Km 0+000 Al Km 6+500, Subtramo Del Km 0+000 Al Km 2+000	-	10.0	-	10.0
	Oaxaca-Puerto Escondido-Huatulco Tramo La "Y"-Barranca Larga-Ventanilla Y Puerto Escondido-Huatulco Y Ramal Santa Catarina Coatlan Tramo Del Km 0+000 Al Km 2+000	-	10.0	-	10.0
	Oaxaca-Puerto Escondido-Huatulco Tramo La "Y"-Barranca Larga-Ventanilla Y Puerto Escondido-Huatulco Y Ramal San Francisco Coatlan Tramo Del Km 0+000 Al Km 2+000	-	10.0	-	10.0
	Oaxaca-Puerto Escondido-Huatulco Tramo La "Y"-Barranca Larga-Ventanilla Y Puerto Escondido-Huatulco Y Ramal San José Llano Cieneguilla Tramo Del Km 0+000 Al Km 9+600, Subtramo Del Km 0+000 Al Km 2+000	-	10.0	-	10.0
	Oaxaca-Puerto Escondido-Huatulco Tramo La "Y"-Barranca Larga-Ventanilla Y Puerto Escondido-Huatulco Y Ramal Piedra Campana Del Km 0+000 Al Km 5+000, Subtramo Del Km 0+000 Al Km 2+000	-	10.0	-	10.0
	Oaxaca-Salina Cruz, Tramo Mitla-Tequisitlán-Entronque Tehuantepec Ii Y Ramal A San Pedro Y San Pablo Ayutla, Tramo 0+000 Al Km 12+000, Subtramo Del Km 0+000 Al Km 4+000	-	20.0	-	20.0
	Jalapa De Díaz- San Felipe Usila Tramo Del Km 0+000 Al Km 43+000; Subtramo Del Km 11+ 500 Al Km 9+900	-	8.0	-	8.0
	Modernización Y Ampliación Del Camino Cuicatlan-Concepción Papalo-San Francisco Chapulapa-San Andrés Teotilalpam Tramo Km 23+290 Al Km 85+260, Subtramo A Modernizar Del Km Km 79+260 Al Km 77+860	-	8.0	-	8.0

Modernización Y Ampliación Del Camino Nochixtlan- San Miguel Piedras Tramo Del Km 0+000 Al Km 82+000, Subtramo Del Km 33+840 Al Km 35+240	-	8.0	-	8.0
Km 168 Carr. (Tuxtepec-Oaxaca) San Miguel Del Rio - Santa Catarina Ixtepeji - El Ceresal Tramo Del Km. 0+000 Al 22+000 (Lado Ixtepeji), Subtramo A Modernizar 0+000 Al 1+500	-	8.0	-	8.0
Km 168 Carr. (Tuxtepec-Oaxaca) San Miguel Del Rio - Santa Catarina Ixtepeji - El Ceresal Tramo Del Km. 0+000 Al 22+000 (Lado San Miguel Del Rio), Subtramo A Modernizar 2+800 Al 4+300	-	8.6	-	8.6
Modernización Y Ampliación Del Camino Km 161 E.C. (Oaxaca-Ixtlan)-San Juan Chicomezuchil-San Miguel Amatlan-Santa Catarina Lachatao-Santa María Yavesia Del Km. 0+000 Al Km 21+080. Subtramo Del Km 0+000 Al Km 1+500	-	8.0	-	8.0
Modernización Y Ampliacion Del Camino Santa Isabel De La Reforma -Santiago Ixcuintepec, Tramo Del Km 0+000 Al Km 32+000, Subtramo Del Km 4+000 Al Km 5+200	-	8.0	-	8.0
Modernización Y Ampliación Del Camino Tezoatlan De Segura Y Luna-Santos Reyes Tepejillo-San Juan Mixtepec-San Martin Itunyoso, Km 102+000 E.C. (Yucudaa-Pinotepa Nacional) Tramo Del Km 0+0000 Al Km 102+000, Subtramo Del Km 21+500 Al Km 23+000;Lado Itunyoso	-	8.0	-	8.0
Modernización, Ampliación Y Construcción De Puente S/ Rio Mixteco Del Camino Tezoatlan De Segura Y Luna-Santos Reyes Tepejillo-San Juan Mixtepec-San Martin Itunyoso, Km 102+000 E.C(Yucudaa-Pinotepa Nacional) Tramo Del Km 0+000 Al Km 102+000, Subtramo Del Km 51+000 Al Km 51+800 Y Construcción De Puente	-	20.0	-	20.0
Construccion Del Puente Vehicular Independencia Sobre El Rio Ostuta En El Camino San Francisco Ixhuatan-San Francisco Del Mar	-	8.0	-	8.0
Modernización Y Ampliación Del Camino Miahuatlan-San Carlos Yautepec Tramo Del Km 0+000 Al Km 104+000, Subtramo 23+800 Al 25+400	-	9.0	-	9.0
Modernización Y Ampliación Del Camino San José De Las Flores-Santiago Ixtayutla Del Km 0+000 Al Km 38+876, Subtramo Del Km 23+500 Al Km 25+800	-	13.0	-	13.0
Modernización Y Ampliación Del Camino Santiago Ixtayutla Tr. Santiago Jamiltepec- Santa Elena Comaltepec-San Jose De Las Flores Tramo Del Km 0+000 Al Km 20+000; Subtramo A Modernizar Del Km 12+000 Al Km 14+200	-	10.0	-	10.0
Modernización Y Ampliación Del Camino Loma Bonita-Mixtan Monterrosa-Lázaro Cárdenas-E.C.(Tuxtepec-Palomares),Tramo Del Km 0+0000 Al Km 38+000; Subtramo Del Km 26+500	-	7.0	-	7.0

	Al Km 27+900				
	Modernización Y Ampliación Del Camino San Pedro Teutila-San Felipe Jalapa De Díaz, Tramo Del Km 0+000 Al 23+500, Subtramo Del Km 6+000 Al 7+400	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino Lunatitlan-Del Progreso-Totoltepec De Guerrero(Puebla)., Tramo Del Km 0+000 Al Km 25+000, Tramo Del Km 9+600 Al Km 11+000	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino San Martin Del Estado- Santiago Yucuyachi E.C. (Tamazola-Santa Cruz De Bravo) T.R. 0+000 Al Km 9+500, Subtr. Del Km 7+700 Al 9+400	-	8.0	-	8.0
	Km 65+000 E.C. (Huajuapan-Tehuacan)-Chazumba-San Miguel Ixtapan Tramo Del Km 0+000 Al Km 42+000, Subtramo A Modernizar Del Km 13+887 Al Km 15+287	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino Guadalupe-San Juan Lachila Tramo Del Km 0+000 Al Km 31+000, Subtramo Km 3+000 Al Km 4+300	-	9.0	-	9.0
	Modernización Y Ampliación Del Camino Álvaro Obregón-Huilotepec-Salina Cruz, Tramo Del Km 0+000 Al Km 10+000, Subtramo Del Km 6+900 Al Km 5+400	-	7.0	-	7.0
	Santiago Tamazola-Santa Cruz De Bravo(Santiago Tamazola-Santa Cruz De Bravo-Caliguala- Luz De Juarez) Tramo Del Km 0+000 Al Km 34+000, Subtramo Del Km 16+300 Al Km 17+800	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino Ojite Cuauhtémoc-Santa Cruz Itundujia, Tramo Del Km 0+000 Al Km 64+000, Subtramo Del Km 45+100 Al Km 46+400	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino Santa María Yolotepec-Santiago Yosondua-, Tramo Km 0+000 Al Km 15+000, Subtramo A Modernizar Del Km 11+000 Al Km 12+400	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino E.C. (Yucudaa-Tlaxiaco)-Santiago Niundichi-San Juan Ñumi-Tezoatlan De Segura Y Luna Tramo Km 0+000 Al Km 80+000 Subtramo Del Km 17+600 Al Km 19+000	-	8.0	-	8.0
	Modernización Y Ampliación Del Camino Asunción Atoyaquillo-Putla Villa De Guerrero Tramo Del Km 0+000 Al Km 42+000, Subtramo Km 15+000 Al Km 13+600	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino El Amate Colorado-Zaragoza Itundujia Tramo Del Km 0+000 Al Km 64+000, Subtramo A Modernizar Del Km 15+100 Al Km 16+500	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino Guevea De Humbold -Guigovelaga-Santa Isabel De La Reforma, Tramo Del Km 0+000 Al Km 27+000, Subtramo Del 3+500 Al Km 4+700	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino E.C(Oaxaca-Tehuantepec)-San Bartolo Yautepec-Quiegolani, Tramo Km 0+000	-	25.0	-	25.0

	Al Km 37+000 Subtramo A Modernizar Del Km 4+500 Al Km 7+500				
	Modernización Y Ampliación Del Camino E.C. (Miahuatlan- San José Lachiguiri)- San Andrés Mixtepec-Santa Catarina Quioquitani, Tramo Km 0+000 Al 22+400, Subtramo Del Km 19+000 Al 20+400	-	7.0	-	7.0
	Modernización Y Ampliaciones Del Camino El Camarón- San Carlos Yautepec, Tramo Del Km 0+000 Al Km 18+000, Subtramo Del Km 13+900 Al Km 16+300	-	6.0	-	6.0
	Modernización Y Ampliación Del E.C.(Pinotepa Nacional-Acapulco)-El Ciruelo-Santo Domingo Armenta Tramo Del Km 0+000 A Km 14+000, Subtramo Del Km 10+000 Al Km 7+800	-	12.0	-	12.0
	Modernización Y Ampliación Del Camino Reforma-Nejapa Tramo Del Km 0+000 Al Km 27+000; Subtramo Del Km 22+000 Al Km 23+300	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino José María Morelos - El Potrero, Tramo Km 0+000 Al Km 12+800, Subtramo A Modernizar Del Km 8+500 Al Km 9+800	-	7.0	-	7.0
	Modernización Y Ampliación Del E.C. Km200+000(Puerto Escondido-Pinotepa Nacional)- El Faisan , Tramo Del Km 0+000 Al Km 4+140, Subtramo A Modernizar Del Km 3+000 Al Km 4+140	-	5.2	-	5.2
	Modernización Y Ampliación Del Camino E.C(El Amate-Cosolapa)- La Margarita-La Tabaquera, Tramo Del Km 0+000 Al Km 28+000, Subtramo A Modernizar Del Km 23+000 Al Km 21+400	-	7.0	-	7.0
	Reconstrucción Del Camino Acatlán De Pérez Figueroa- La Capilla Tramo Del Km 0+000 Al Km 24+000, Subtramo Del Km 0+000 Al Km 2+800	-	6.0	-	6.0
	Modernización Y Ampliación Del Camino Santa María Chilchotla-Monte Horeb, Tramo Del Km 0+000 Al Km 10+000, Subtramo Del Km 5+000 Al Km 6+400	-	8.0	-	8.0
	Modernización Y Ampliación Del Camino San Felipe Tindaco-San Mateo Sindihui Tramo Del Km 0+000 Al Km 34+000, Subtramo Del Km 4+000 Al Km 9+000 (Pavimentación)	-	8.0	-	8.0
	Modernización Y Ampliación Del Camino Tilantongo -San Miguel Tecomatlan Tramo Del Km 0+000 Al Km 22+400, Subtramo Del Km 14+000 Al Km 12+300	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino E.C. (Huajuapan-Tehuacan) - Santa Catarina Zapoquila Membrillos, Tramo Del Km 0+000 Al Km 22+000, Subtramo Del Km 2+200 Al Km 3+600	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino Santo Domingo Yanhuitlan- Cbta 51 - San Pedro Añañe Tramo Del Km 0+000 Al Km 2+000, Sub Tramo Del Km 1+150 Al Km 2+000, Incluye Losa	-	5.0	-	5.0
	Modernización Y Ampliación Del Camino	-	7.4	-	7.4

	San Pedro Yolox - San Juan Quiotepec, Tramo Km 0+000 Al Km 21+000, Subtramo A Modernizar Del Km 5+000 Al Km 6+500				
	Modernización Y Ampliación Del Camino E.C. (Oaxaca-Tehuantepec)-San Luis Del Rio Tramo Del Km 0+000 Al Km 19+000, Subtramo Del Km 3+000 Al Km 4+400	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino Guigovelaga-Santa Isabel De La Reforma, Tramo Del Km 0+000 Al Km 5+000, Subtramo Del Km 3+500 Al Km 4+900	-	7.0	-	7.0
	E.C.(Tuxtepec-Palomares) - San Juan Mazatlan - Guevea De Humbold 103 Kms; Tramo Del Km 0+000 Al Km 63+000; Subtramo Del Km 0+000 Al Km 1+400	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino Santa María Guienagati-Peña Blanca, Tramo Km 0+000 Al Km 26+000, Subtramo A Modernizar Del Km 4+000 Al Km 5+400	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino E.C. (San Marcos Arteaga-Santo Domingo Tonalá)-San Jorge Nuchita Tramo Del Km 0+000 Al Km 34+000, Subtramo Del Km 25+200 Al 26+600	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino Santa Rosa Caxtlahuaca-San Miguel Cuevas, Tramo Del Km 0+000 Al Km 11+600, Subtramo A Modernizar Del Km 5+500 Al Km 6+800	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino Chalcatongo De Hidalgo-San Miguel El Grande Tramo Del Km 0+000 Al Km 6+000, Subtramo Km 3+000 Al Km 4+300	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino San Juan Mixtepec-Tejocotes-Juxtlahuaca Tramo Del Km 0+000 Al Km 38+000, Subtramo Del Km 22+700 Al Km 24+000	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino Santiago Naranjas-Lázaro Cárdenas-Santa María Yucunicoco, Tramo Del Km 0+000 Al Km 12+000; Subtramo Del Km 5+400 Al Km 6+900	-	7.6	-	7.6
	Modernización Y Ampliación Del Camino E.C(San Juan Mixtepec-Juxtlahuaca)-Tres Cruces- San Juan Diquiyu, Tramo Del Km 0+000 Al Km 37+500; Subtramo Del Km 10+100 Al Km 11+400	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino Concepción Buena Vista- San Antonio Abad-San Miguel Astatla Tramo Del Km 0+000 Al Km 14+000, Subtramo Km 5+000 Al Km 6+400	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino E.C.(Tlaxiaco-Chalcatongo) - Yosoyua, Tramo Km 0+000 Al Km 5+000, Subtramo A Modernizar Del Km 2+000 Al Km 3+400	-	7.0	-	7.0
	Modernización Y Ampliación Del Camino Juquila De León E.C.(Cacaloxtepec-Tezoatlan De Segura Y Luna), Tramo Km 0+000 Al Km 4+000, Subtramo A Modernizar Del Km 1+900 Al Km 3+300	-	7.0	-	7.0

Construcción De 2 Puentes Ubicados Sobre El Camino Chahuites-Rancho Salinas (Acceso A Rancho Salinas) Terminación	-	6.0	-	6.0
Modernización Y Ampliación Del Camino Cazadero De Arriba- Cerro Iguana-San Dionisio Del Mar, Tramo Km 0+000 Al Km 23+138 Subtramo A Modernizar Del Km 14+600 Al Km 16+000	-	7.0	-	7.0
E.C. Km. 187 Carretera Federal 185 Transismica (Coatzacoalcos - Salina Cruz) - Guivicia.Tramo Del 0+000 Al 12+000, Subtramo A Modernizar 0+000 Al 1+400	-	7.0	-	7.0
Zaachila-C.B.T.A. 78-San Miguel Peras-San Antonio Huitepec, Tramo Del Km 0+000 Al Km 64+00, Subtramo A Modernizar Del Km 13+500 Al Km 14+900	-	7.0	-	7.0
Modernización Y Ampliación E.C. (Pinotepa Nacional-San Sebastián Ixcapa) Cañada Del Marques Tramo 0+000 Al Km 9+000, Subtramo Del 2+000 Al 3+400	-	7.0	-	7.0
Modernización Y Ampliación Del Camino Santa María Nutio-Nuevo Progreso Tramo Del Km 0+000 Al Km 8+000, Subtramo Del Km 5+500 Al Km 6+500	-	5.0	-	5.0
Modernización Y Ampliación Del Camino E.C. Km. 179+000 (Oaxaca-Santo Domingo Tehuantepec)-Santa María Ecatepec-San Juan Acaltepec, Tramo Del Km. 0+000 Al Km. 44+000, Subtramo A Modernizar Del Km. 12+000 Al Km 13+300	-	7.0	-	7.0
Modernización Y Ampliación Del Camino Boca Del Perro- San Juan Teita Tramo Del Km 0+000 Al Km 65+000, Subtramo Km 38+000 Al Km 39+100	-	6.0	-	6.0
Modernización Del Camino Mariscala-Fresnillo De Trujano- Barranca Honda Subtramo 14+000 Al Km 16+000	-	16.0	-	16.0
Puente El Salado Km 17+972.61 Del Camino E.C. Huajuapan-Oaxaca-Tezoatlan De Segura Y Luna	-	25.3	-	25.3
PUEBLA	**-**	**370.0**	**-**	**370.0**
Modernización De La Carretera Africam-Tecali De Herrera	-	237.0	-	237.0
Construcción De Pavimento Hidraúlico En La C.F. México-Puebla Entre Camino A San Rafael Tlanalapan Y Autopista México-Puebla, Del Km 71+800 Al Km 74+384, San Martín Texmelucan	-	30.0	-	30.0
Huehutlan El Chico - El Tecocoyuco	-	5.0	-	5.0
Xonacatlan -Guadalupe Victoria - Buena Vista De Guerrero	-	8.0	-	8.0
Tepango De Rodríguez - Tlamanca De Hernández	-	12.0	-	12.0
Acceso A La Autopista México - Tuxpan (Ramal Ávila Camacho Plan De Ayala - Villa Ávila Camacho Tramo: Del Km. 0+000 Al Km. 0+857 Y Del Km. 1+000 Al Km. 1+230	-	8.0	-	8.0

	E.C. (El Rosario Xochitiopan - Chigmecatitlan) - Col. Emiliano Zapata	-	10.0	-	10.0
	Modernización Y Ampliación Del Camino Tenampulco-El Palmar Del Km 8+000 Al Km 12+540 (Segunda Etapa)	-	10.0	-	10.0
	Camino: Pizarro – Guadalupe Sarabia	-	10.0	-	10.0
	Camino: San José Buenavista - Zaragoza	-	8.0	-	8.0
	E.C. (Ixtacamaxtitlán - Tlaxcalancingo) San Alfonso	-	10.0	-	10.0
	Cuautempan - Zongozotla	-	5.0	-	5.0
	San Miguel Tenango - Xonotla - Tenantitla - Xochitlaxco, Tr. San Miguel Tenango Xonotla Km 0+000 Al Km 6+000, Municipio De Zacatlan	-	10.0	-	10.0
	Tepeaca A San Pablo Actipan (Los Topoyanes)	-	3.0	-	3.0
	Camino Tepeaca (Barrio Eccehomo) A Santa María Oxtotipan	-	4.0	-	4.0
QUERÉTARO		**49.6**	**512.5**	**-**	**562.0**
	Tolimán - Peñamiller	8.0	22.0	-	30.0
	Camargo - Río Blanco	6.4	29.6	-	36.0
	Ahuacatlán - Santa Águeda	30.0	-	-	30.0
	Acceso A La Rinconada	5.2	-	-	5.2
	Jalpan-Sabino Chico	-	15.5	-	15.5
	E. C. (Amealco-Santiago Mexquititlán)-San Ildefonso Tultepec	-	35.0	-	35.0
	Constituyentes El Coyme	-	35.0	-	35.0
	Carretera Huimilpan - Taponas - Bravo	-	20.0	-	20.0
	Casa Blanca- El Herrero - Presita De San Antonio-Charape De La Joya	-	10.0	-	10.0
	Modernización Y Ampliación Del Camino Entronque Km 185+800 San Juan Del Río - Xilitla - Madroño	-	20.0	-	20.0
	Modernización Y Ampliación De Camino Landa De Matamoros A La Comunidad De Saucillo	-	20.0	-	20.0
	E.C San Juan Del Río - Xilitla - Los Maqueda	-	5.3	-	5.3
	Modernización Y Ampliación De Camino Boxasni - La Nueva Unidad	-	15.0	-	15.0
	Modernización Y Ampliación De Camino Zapote - Higuerillas	-	26.0	-	26.0
	El Colorado - Higuerillastramo: Bernal - Higuerillas	-	30.0	-	30.0
	Colón - Fuenteño	-	6.0	-	6.0
	Camino El Madroño-Tres Lagunas	-	20.0	-	20.0
	Camino Conca-La Florida	-	20.0	-	20.0
	Camino El Lindero-Portugues, Peñamiller	-	10.0	-	10.0
	Ampliación de la Carretera Estatal No. 110, Ajuchitlán- Colón- Tolimán del km 0+000 al 10+380	-	173.0	-	173.0
QUINTANA ROO		**80.0**	**40.0**	**20.0**	**100.0**
	Caobas-Arroyo Negro	20.0	-	10.0	10.0
	Ucum-La Unión	60.0	-	10.0	50.0
	Kantunilkín - Chiquilá	-	10.0	-	10.0
	Av. Guayacán Entronque Autopista	-	20.0	-	20.0

	(Cancún - Mérida Km 301)				
	Lázaro Cárdenas - Chacchoben	-	10.0	-	10.0
SAN LUIS POTOSÍ		**373.6**	**176.1**	**176.1**	**373.6**
	Vanegas - El Salado - Límite De Estado (San Luis Potosí - Zacatecas), Tramo: Km 12+500 Al Km 60+500	45.4	-	33.2	12.2
	Las Cruces - Yoliatl - San Francisco	16.7	-	8.7	8.0
	Cd. Valles-Chantol-Las Huertas	20.7	-	2.7	18.0
	Agua Zarca San Francisco E.C. La Peñita	8.1	-	-	8.1
	Santa Anita - Palo De Arco - Tanchachín	3.0	-	-	3.0
	San Ciro De Acosta-Corral Quemado	5.0	-	-	5.0
	Ec 57 - San Francisco	8.3	-	3.3	5.0
	El Herrero - La Luz	3.1	-	-	3.1
	Alaquines - Nueva Reforma	20.7	-	10.0	10.7
	La Herradura El Estribo; Incluye Ramal Al Mezquite	24.0	-	13.6	10.4
	Venado - El Epazote	31.6	-	11.6	20.0
	E.C. 80 - Agua Nueva Del Norte	12.3	-	3.2	9.1
	Boulevard En La Carretera Valles 85	28.5	-	8.5	20.0
	Nuevo Tampaón - Vichinchijol Nuevo	25.5	-	13.5	12.0
	Morelos Juan Sarabia El Bozal La Victoria La Merced	49.4	-	37.4	12.0
	Modernización Y Ampliación Del Camino Estación Tamuín - Santa Martha	42.0	-	17.0	25.0
	Modernización Y Pavimentación Del Camino Wadley San José De Coronados	20.4	-	13.4	7.0
	La Biznaga-Los Chilares-Tanque Colorado	9.0	-	-	9.0
	El Zopope - Tampaxal Tr. Xolmón - Mina De Belemont	-	6.0	-	6.0
	Construcción Del Libramiento Venado	-	3.0	-	3.0
	Tamazunchale-San Martin Chalchicuautla	-	6.0	-	6.0
	La Esperanza-Santa Elena	-	6.0	-	6.0
	Charco Cercado - Presa De Chancanquero - La Tampona	-	9.0	-	9.0
	Construcción De Terraplén Y Colocación De Carpeta Asfáltica En El Camino La Noria Cárdenas	-	5.0	-	5.0
	San Ciro De Acosta - Vaqueros	-	7.0	-	7.0
	Las Cruces - Limites De Los Estados Slp - Zac.	-	6.0	-	6.0
	Valle De San Juan Rincón Del Refugio	-	8.0	-	8.0
	Tapona-Pocitos-Peyote	-	6.0	-	6.0
	Ramal A Real De Catorce; Tr: Km. 0+000 Al Km. 21+000	-	4.0	-	4.0
	Agua Zarca - Papagayos	-	8.0	-	8.0
	E.C. 80 - El Salto	-	8.0	-	8.0
	La Providencia - Llano Grande	-	3.0	-	3.0
	Camino: El Organo - Arroyo Seco	-	4.0	-	4.0
	E.C. (Cedral - Santa Rita Del Sotol) - Zamarripa	-	6.0	-	6.0
	Presa Verde - Gallos Blancos	-	6.0	-	6.0
	San Antonio De Eguía-Palomas	-	4.1	-	4.1

	Boulevard Valles-Tampico	-	10.0	-	10.0
	Puente Vehicular Puente La Maroma	-	18.0	-	18.0
	Puente: Vehicular En Arroyo Xochititla	-	1.5	-	1.5
	Puente: Vehicular En Barrio Centro	-	1.5	-	1.5
	San Francisco Cerro Grande Xinictle	-	7.0	-	7.0
	Puente Vehicular El Tepetate	-	8.5	-	8.5
	Modernización De Camino E.C. 57-El Jaralito	-	4.2	-	4.2
	San Juan Capistrán-Entramadas 1 Km.	-	2.8	-	2.8
	E. C. (Río Verde - San Luis Potosí - La Media Luna)	-	7.5	-	7.5
	Damian Carmona - El Aguacate	-	4.0	-	4.0
	Zaragoza - La Hincada - Espíritu Santo	-	6.0	-	6.0
SINALOA		**308.5**	**390.1**	**220.6**	**478.0**
	Topolobampo-Choix, Tramo: San Blas-El Fuerte-Choix	50.0	-	30.0	20.0
	Mocorito-San Benito, Tramo Km. 9+100 Al 26+300	10.0	-	2.0	8.0
	Soyatita - San José Del Barranco	31.1	-	31.1	-
	Angostura-Guamuchil	30.0	-	30.0	-
	Badiraguato - Surutato	38.4	-	38.4	-
	Dimas - Barras De Piaxtla	13.0	-	3.0	10.0
	Villa Unión La Amapa	28.0	-	10.0	18.0
	Tabucahui-San Javier-La Ciénega	20.0	-	5.0	15.0
	Construcción Tamazula El Amole	17.3	5.0	17.3	5.0
	Cosalá - Nuestra Señora	16.9	3.1	-	20.0
	E.C. México 15 - Mocorito - El Valle	11.9	-	11.9	-
	Rehabilitación Escuinapa-Teacapan	22.0	-	22.0	-
	Rehabilitación Calle Cero Tramo Carretera Internacional Méx. 15-Ffcc Mpio. De Sinaloa	20.0	-	20.0	-
	Camino: E.C. Internacional México 15-Lastapias. Tramo: El Tule-Las Tapia	-	9.0	-	9.0
	Mojolo - San Rafael	-	86.7	-	86.7
	Imala- Sanalona	-	8.0	-	8.0
	E.C. Culiacán-Sanalona-Alcoyonqui-E.C. A Lo De Bartolo	-	10.0	-	10.0
	Calle 800. Valle Del Carrizo	-	8.0	-	8.0
	Rehabillitacion Carretera A La Escuela Experimental En El Municipio De El Fuerte Desde El Entronque Carr. El Carrizo-El Fuerte 4 Kms.	-	6.0	-	6.0
	Puente Vehicular Sobre El Canal Diagonal La Bebelama	-	1.9	-	1.9
	México 15-Loma De Tecuyo	-	10.0	-	10.0
	Construccion De Puente Vehicular Los Arrayanes Chele	-	5.6	-	5.6
	Puente Vehicular Las Habitas	-	5.6	-	5.6
	Cacalotán-Arrayanes-Chelé	-	7.0	-	7.0
	Villa Morelos-La Curva (5.9Kms)	-	7.0	-	7.0
	Cinco Hermanos-Casa Blanca	-	7.0	-	7.0
	E.C. México 15-15 De Septiembre Col.20 De Noviembre	-	4.7	-	4.7
	Entronque Carret. México 15-Avenida Pacífico	-	43.5	-	43.5
	Ernesto Coppel Campaña- Entronque Cerritos	-	18.0	-	18.0

	Isla De La Piedra-Entronque Aeropuerto	-	15.0	-	15.0
	Chorohui-La 300	-	28.0	-	28.0
	La Trinidad-Portuguez De Gálvez	-	39.0	-	39.0
	El Batallón- La Cercada-La llama	-	35.0	-	35.0
	El Ébano- El Ranchito	-	10.0	-	10.0
	E.C. Angostura Batury-La Rosita	-	3.0	-	3.0
	E.C. Internacional México 15 - Los Angeles Del Triunfo	-	5.0	-	5.0
	Calle 6, Tramo México 15- Canal Alto	-	4.5	-	4.5
	El Progreso-Ejido Tierra Y Libertad	-	4.5	-	4.5
SONORA		**110.1**	**520.0**	**110.1**	**520.0**
	Villa Guadalupe - Aeropuerto. Tr. Km. 58+400 - Aeropuerto	48.6	-	48.6	-
	Tesía - Camoa	20.0	-	20.0	-
	Villa Guadalupe - Aeropuerto. Tr. Villa Guadalupe - Km. 58+400	41.4	-	41.4	-
	Pavimentacion Del Boulevard Quiroga En El Tramo De La Calle 26 (Salida Costa De Hermosillo) A Carretera Federal 15 Hermosillo	-	70.0	-	70.0
	Modernización De La Carretera Paso Por Bacum	-	60.0	-	60.0
	Modernización De Carretera Esperanza-Hornos	-	60.0	-	60.0
	Modernización De Carretera Villa Guadalupe-Peñasco	-	30.0	-	30.0
	Agiabampo-Santa Barbara Tramo Pavimentación Las Bocas-Tojahui	-	10.0	-	10.0
	Construccion De La Carretera Ures-Rayón	-	2.0	-	2.0
	Rencarpeteo Carretera San Pedro-Zamora-Pesqueira	-	15.0	-	15.0
	Rencarpeteo Carretera Hermosillo - Mazatan	-	40.0	-	40.0
	Carretera Entronque San Pedro De La Cueva - San Jose De Batuc A Embarcadero San Pedro De La Cueva	-	8.6	-	8.6
	Libramiento San Luis Rio Colorado	-	65.0	-	65.0
	Pavimentación De Vialidades Del Sector Rural	-	14.4	-	14.4
	Blvd. Navarrete Entre Quintero Arce Y Quiroga	-	30.0	-	30.0
	Carretera Aguaprieta Bavispe	-	70.0	-	70.0
	Boulevard Costero 1ra Etapa San Carlos-Guaymas	-	10.0	-	10.0
	Acceso a IMSS y Centro Administrativo Municipal (Acceso de Imuris-Cd. De Nogales)	-	25.0	-	25.0
	Altar-Sásabe	-	10.0	-	10.0
TABASCO		-	**291.0**	-	**291.0**
	Bellote-Jalapita-Santa Cruz	-	40.0	-	40.0
	Villahermosa-Nacajuca-Jalpa De Méndez-Comalcalco	-	100.0	-	100.0
	Jalpa De Méndez -Cunduacan, Tr: Jalpa De Méndez - Vía Corta Cunduacan Del Km 0+000 Al Km 15+000.	-	36.0	-	36.0
	El Águila - Tinto – Asunción- Benito Juárez	-	30.0	-	30.0

	Zapatero Jonuta. Tr: Lim. Edo. De Chiapas - Jonuta	-	30.0	-	30.0
	E.C. (Jonuta - Zapatero) - Los Pájaros - Los Buchecos	-	10.0	-	10.0
	Cd. Pemex - Monte Grande	-	20.0	-	20.0
	El Triunfo - La Hulería	-	20.0	-	20.0
	Santa Ana 2Da. Secc. "A" (El Belen)	-	5.0	-	5.0
TAMAULIPAS		**394.4**	**148.6**	**50.0**	**493.0**
	Cd. Victoria - Soto La Marina,Tramos: Aeropuerto-Casas Y Gildardo Magaña-Soto La Marina	30.0	-	-	30.0
	Camino: Burgos-Linares, Tramo: Burgos-Lim. De Edos.Tam. N.L.	30.0	-	-	30.0
	Eje Interregional; Matehuala Cd. Victoria, Tr: Palmillas - Miquihuana	50.0	-	50.0	-
	Eje Interregional, Matehuala Cd. Victoria, Tr: San José Del Llano Lim. Edos. Tam. / N.L.	24.4	-	-	24.4
	Altamira-Nuevo Progreso	120.0	8.6	-	128.6
	E.C. Tampico-Mante Km 62-Santa Juana	20.0	25.0	-	45.0
	Matamoros-Puerto Matamoros	120.1	-	-	120.1
	Magueyes - San Luis Hidalgo	-	5.0	-	5.0
	Eje Interregional; Matehuala Cd. Victoria, Tr: Miquihuana - San José Del Llano.	-	45.0	-	45.0
	Santa Ana De Nahola-Montevideo	-	65.0	-	65.0
TLAXCALA		-	**146.0**	-	**146.0**
	Cuauhtenco - Malintzi Y Ramal A La Luz	-	15.0	-	15.0
	Mazaquiáhuac Graciano Sánchez Y Ramal A Santiago Tetlapayac	-	20.0	-	20.0
	Acopinalco Del Peñón - San Pedro La Cueva	-	11.6	-	11.6
	E.C. (Capula - Lázaro Cardenaz) - Atotonilco - La Cienega	-	10.9	-	10.9
	Benito Juárez - Ranchería De Torres	-	10.0	-	10.0
	Calles De Papalotla De Xicohténcatl	-	5.9	-	5.9
	E.C. (Tetlatlahuca Xoxtla) Zacatelco (Centro Turístico)	-	11.0	-	11.0
	Lázaro Cárdenas - San José De La Laguna - E.C.(Xaloztoc - Toluca De Guadalupe)	-	3.4	-	3.4
	Modernización Del Camino Tenexyecac - Oztotlapango-San Marcos Jilotepec Y Ramal A Tenancingo	-	16.2	-	16.2
	Construcción De Puente Vehícular	-	13.8	-	13.8
	Reconstrucción Del Ramal Santa Cruz Tetela	-	5.0	-	5.0
	Reconstrucción Del Ramal Zacamolpa	-	5.0	-	5.0
	Pavimentación Del Camino Rural San Francisco Tetlanohcan - Carretera Perimetral	-	5.0	-	5.0
	Reconstrucción De La Carretera Vieja Ixtenco - Huamantla	-	4.0	-	4.0
	Pavimentación Del Camino A San Miguel, Entre Loma Bonita Y Carretera Nopalucan	-	6.2	-	6.2
	Reconstrucción Del Ramal Col. Ejidal	-	3.0	-	3.0
VERACRUZ		**151.1**	**750.0**	**73.1**	**828.0**

Tepatlaxco-Ixhuatlán Del Café	20.7	-	10.7	10.0
Circuito Manzanillo - Mirador - Progreso - Manzanillo	30.0	-	20.0	10.0
3 De Mayo - Xonotla - Comapa	18.0	-	9.0	9.0
Tlacotepec De Mejía - La Firmeza - El Arenal	24.9	-	14.9	10.0
Ayahualulco - Rancho Nuevo	5.0	1.0	-	6.0
La Sidra - Dos Ríos	12.5	-	6.5	6.0
Ixtaquilitla - Malacatepec	5.0	1.0	-	6.0
Teacalco - Alpatláhuac - Tlatelpa	5.0	1.0	-	6.0
Vaquería - Coxolitla De Arriba, Tr (Vaquería - El Ahuitzique)	15.0	-	6.0	9.0
Cumbres De Aquila - La Lagunilla	15.0	-	6.0	9.0
El Retache - Tanceme	-	10.0	-	10.0
Costero Huasteco	-	8.0	-	8.0
Moralillo - Lagartero - Ozuluama	-	10.0	-	10.0
El Diamante - E.C. (Úrsulo Galván - Arroyo Grande)	-	5.0	-	5.0
Cinco Palos-Consolapa	-	10.0	-	10.0
Tempoal-Pachuco-Corozal	-	14.0	-	14.0
Cuauhtémoc - Mesa Chica - Rancho Viejo	-	10.0	-	10.0
La Candelaria - Bote En Bote - Piedras Negras	-	9.0	-	9.0
Dos Aguas-Zapotitlán	-	7.0	-	7.0
Sonzapotes-Manuel Ávila Camacho	-	9.0	-	9.0
La Magdalena - Benito Juárez (Brecha Del Maiz)	-	9.0	-	9.0
Sontecomapan - Coxcuapan	-	6.0	-	6.0
E.C. (Jilotepec - Acatlán) - Buenavista	-	10.0	-	10.0
Atzalan-Zapotitlán, Del Km 0+000 Al 2+000	-	7.0	-	7.0
El Tarro Kilate Sur, Incluye Ramal A Kilate Antiguo	-	21.0	-	21.0
Rancho Nuevo-El Escobillo	-	16.0	-	16.0
E.C. (Perote Altotonga) Col. Libertad	-	16.2	-	16.2
El Salto De Eyipantla - Juan Díaz Covarrubias Tr. Tulapan - Abrevadero	-	8.0	-	8.0
E.C. (Poza Rica Cazones) Caristay	-	9.0	-	9.0
Cinco De Mayo - Insurgentes Socialistas	-	10.0	-	10.0
Cerrillos De Díaz - Ojo Zarco	-	9.0	-	9.0
E.C. Xochitla - Nexca	-	8.0	-	8.0
E.C. Xochitla -Linderos	-	9.0	-	9.0
Chavarrillo-Monte Obscuro	-	15.5	-	15.5
Alameda-Monte Grande	-	14.0	-	14.0
San Ángel - Agua Pinole	-	9.0	-	9.0
Tatahuicapan-Benigno Mendoza-La Perla Del Golfo	-	9.0	-	9.0
Pueblito - Ursulo Galván	-	10.0	-	10.0
Paso Lorenzo - Km. 43	-	10.0	-	10.0
Oluta - Texistepec	-	10.0	-	10.0
Coyolillo-Omiquila-La Palma	-	10.0	-	10.0
Tuxpan-Tamiahua	-	10.0	-	10.0
Texistepec - San Lorenzo	-	10.0	-	10.0
Plan De Arroyos-Las Truchas	-	9.0	-	9.0

	Tepetates - Llanillo	-	20.8	-	20.8
	Xico-Pocitos	-	22.0	-	22.0
	Paso Del Correo - La Reforma	-	9.0	-	9.0
	Las Vigas - Jonotal - Piedra Parada	-	20.0	-	20.0
	E.C. Tizizapa - Axalpa, Incluye Ramal	-	8.0	-	8.0
	Nanche- Cuajilote	-	6.0	-	6.0
	Xometla-El Paso-La Ciénega	-	6.0	-	6.0
	Tlilapan - Tzoncolco	-	3.0	-	3.0
	Ampliación Acceso Sur A Martínez De La Torre-Carretera Federal Nautla	-	25.0	-	25.0
	Capulapan - Sabanas	-	5.0	-	5.0
	Atzacan-La Cumbre	-	8.0	-	8.0
	E.C. (Tequila- Los Reyes) - Quechulingo	-	9.0	-	9.0
	Mata Clara - San José De Abajo	-	7.0	-	7.0
	Tramo Dos Caminos Aticpac Tepenacaxtla	-	8.0	-	8.0
	Bulevar A La Congregacion De Barrillas, Primera Etapa	-	44.0	-	44.0
	Crucero Carbonero Jacales (Huayacocotla) - Zacualpan - Texcatepec	-	20.0	-	20.0
	Camino A Santa Elena- La Palma	-	7.0	-	7.0
	Córdoba-Santa Teresita	-	5.0	-	5.0
	Ciprés-Xololoyan	-	3.0	-	3.0
	Vicente Guerrero-Cabecera Municipal De Xico	-	5.0	-	5.0
	San Andrés-Adolfo Ruiz Cortínez-Perla San Martín-Miguel Hidalgo-Los Órganos E.C. Monte Pío	-	8.0	-	8.0
	Pánuco-Minera-Autlán- Ochoa	-	14.0	-	14.0
	(Salida De Xalapa) Tlalnelhuayocan-Rancho Viejo	-	10.0	-	10.0
	Rancho Nuevo- El Conejo	-	9.0	-	9.0
	Xico-Tonalaco	-	16.5	-	16.5
	Xico-Tlalchy	-	3.0	-	3.0
	Tenenexpan-El Escobillo	-	15.0	-	15.0
	Nuevo Morelos- Vasconcelos	-	7.8	-	7.8
	Juan Rodriguez Clara-Santa Rosa	-	3.0	-	3.0
	Juan Rodriguez Clara-Libertad Y Progreso	-	3.0	-	3.0
	Altotonga-La Ventilla	-	3.0	-	3.0
	Azotal-Tesoro-Chaparro Grande	-	3.0	-	3.0
	Tenixtepec-Cuiyachapa	-	8.0	-	8.0
	La Candelaria-Tlaltengo	-	8.0	-	8.0
	Cosntrucción De Pavimento Asfáltico Del Camino Comalteco - Poza Larga Miradores. Tramo 0+000.00 Al 16+107.35 Del Municipio De Espinal, Veracruz	-	35.1	-	35.1
	Cosntrucción De Pavimento Asfáltico Del Camino Ec. Entabladero - Melchor Ocampo. Tramo 0+000 Del Municipio De Espinal, Veracruz	-	13.5	-	13.5
YUCATÁN		**177.9**	**144.3**	**21.2**	**301.0**
	Camino: Peto-Valladolid	50.0	30.0	-	80.0
	Camino: Muna-Peto	20.7	39.3	-	60.0
	Baca - Dzemul	15.0	-	15.0	-

	Telchac Pueblo - Sinanché - Yobain - Dzidzantún	23.5	6.5	-	30.0
	Motul - Telchac Puerto	36.2	-	6.2	30.0
	Telchac Puerto - Dzilam De Bravo	32.5	17.5	-	50.0
	Tunkás-Cenotillo	-	21.0	-	21.0
	Distribuidor Vial Calle 39 Km 20+093	-	30.0	-	30.0
ZACATECAS		**144.2**	**446.3**	**22.0**	**568.5**
	Apozol - Rancho De Ayo - Col. Juárez - E.C. (Nochistlán - Tlachichila)	30.0	-	5.0	25.0
	Valparaíso - Jerez (Vía Lobatos)	20.0	-	5.9	14.1
	Maravillas - Chepinque	10.1	-	-	10.1
	Susticacán - Los Cuervos - El Chiquihuite	10.0	-	-	10.0
	Juancho Rey - El Venado	10.0	-	-	10.0
	E.C. Fresnillo/Valparaiso E.C. Santa Rosa-El Colorado, Carretera Ruiz-Zacatecas	15.0	-	-	15.0
	Vivoras-El Cuidado	6.0	-	-	6.0
	San Lorenzo Gral. Joaquín Amaro	15.0	-	-	15.0
	Pavimentación De Camino Rural Felipe Carrillo Puerto - Manganita	28.1	-	11.1	17.0
	E.C Huejucar / Monte Escobedo - San Luis A Jocotic	-	4.0	-	4.0
	Capulin De Los Ruíz - Cienega De Room	-	5.9	-	5.9
	El Conejo - Huitzila	-	10.0	-	10.0
	Loreto Alfonso Medina	-	20.0	-	20.0
	La Tesorera - Guanajuatillo - El Marin	-	8.0	-	8.0
	Vialidad Sedena Acceso A Guadalupe	-	18.0	-	18.0
	E.C. (Fresnillo - Vicente Guerrero) - La Cantera	-	8.8	-	8.8
	Villanueva - La Boquilla	-	10.0	-	10.0
	Francisco I. Madero - E. C Vicente Guerrero	-	17.0	-	17.0
	Tacoaleche - Pozo De Gamboa	-	15.0	-	15.0
	Est. San Jose - Bañon - E.C. Zac./Saltillo	-	25.0	-	25.0
	Chichimequillas - Charco Blanco	-	10.0	-	10.0
	Lobatos - Adjuntas Del Refugio	-	15.0	-	15.0
	Cedros - El Jaguey - E.C. Melchor Ocampo En 19.6 Km	-	20.0	-	20.0
	Guadalupe Victoria - Ignacio Zaragoza En 1.36 Km	-	4.0	-	4.0
	E.C. Pinos / Ojuelos - El Sitio - Ojo De Agua De La Palma En 4.0 Km	-	10.0	-	10.0
	San Jose De La Venta - E.C. Pedregoso / La Alqueria En 3.2 Km	-	8.0	-	8.0
	Jesus Maria - Matias Ramos - La Concepcion En 1.3 Km	-	4.0	-	4.0
	E.C. Ojocaliente /Palmillas - El Refugio En 2.3 Km	-	8.0	-	8.0
	Tanque Nuevo - Matehuapil En 3.0 Km	-	11.0	-	11.0
	Colonia Hidalgo - Plan De Guadalupe En 7.4 Km	-	17.5	-	17.5
	Apizolaya - E.C. Nieves/Mazapil	-	12.5	-	12.5
	El Vinatero-Nuevo Mercurio	-	13.0	-	13.0
	Perales-San Fernando-San Isidro	-	15.0	-	15.0
	Calera - Nueva Alianza-E.C. Fllo/Jerez	-	10.0	-	10.0

	Ojocaliente - Palmira - E.C. Guadalupe/Cosio	-	15.0	-	15.0
	Sta. Rita - E.C. Rio Frio /Nva. Australia-El Maguey	-	30.0	-	30.0
	El Salitre - Gpe. Garzaron - Cienega De Rocamontes - E.C. Zac./Saltillo	-	13.5	-	13.5
	San Diego - E.C. Laguna Del Carretero	-	13.0	-	13.0
	San Pablo De Los Puertos - La Soledad 4.1 Km	-	5.0	-	5.0
	Plenitud Torreón De Los Pastores El Salto	-	5.0	-	5.0
	Santa Teresa Ojo Seco - Minillas	-	5.0	-	5.0
	El Plateado - Tabasco.	-	10.0	-	10.0
	Guadalajarita - Yahualica Tr. Guadalajarita - Lim. Edos. Zac. / Jal.	-	5.0	-	5.0
	San Felipe -Morones - Cantuna	-	10.0	-	10.0
	Boulevard Loreto-San Marcos	-	5.0	-	5.0
	Acceso Norte De Fresnillo	-	30.0	-	30.0
Total		**4,367.9**	**11,922.0**	**1,674.0**	**14,616.0**

ANEXO 35.2 PROYECTOS DE TRANSPORTE MULTIMODAL, FERROVIARIOS Y PUERTOS (millones de pesos)

		Monto
Total		**2,353.3**
Proyectos de Transporte Multimodal [1/]		**1,991.3**
	Línea 3 del Sistema Tren Eléctrico Urbano en la Zona Metropolitana de Guadalajara, Jalisco	1,392.8
	Estudios de preinversión para el Teleférico en la Delegación Magdalena Contreras del Distrito Federal	12.3
	BRT Indios Verdes-Ecatepec, Estado de México	586.2
Puertos		**362.0**
	Rehabilitación del Muelle de Usos Múltiples de Puerto San Carlos, Baja California Sur	30.0
	Realización de obras portuarias, Cambio de Trayectoria de Ferrocarril y Carretera para la Terminal de Gas Natural Licuado en Manzanillo, Colima	287.0
	Puerto de Mazatlán, Sinaloa	45.0

[1/] Recursos provenientes del programa presupuestario R23 (provisiones para el desarrollo de trenes de pasajeros) del Ramo 09 Comunicaciones y Transportes

ANEXO 36. AMPLIACIONES AL RAMO 10 ECONOMÍA (pesos)

		Monto
RAMO: 10 Economía		**21,000,000**
Erogaciones para la Igualdad entre Mujeres y Hombres 1/		**21,000,000**
P006	Planeación, elaboración y seguimiento de las políticas y programas de la dependencia	3,000,000
S021	Programa Nacional de Financiamiento al Microempresario	18,000,000

1/ Monto incluido en el Anexo 12 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 37. AMPLIACIONES A EDUCACIÓN (pesos)

	Monto
TOTAL EDUCACIÓN PÚBLICA	**4,876,607,525**
RAMO 11 EDUCACIÓN PÚBLICA	**4,576,607,525**

EDUCACIÓN BÁSICA	**900,000,000**
U031 - Fortalecimiento a la Educación Temprana y el Desarrollo Infantil	850,000,000
Consejo Nacional de Fomento Educativo	50,000,000
EDUCACIÓN SUPERIOR	**1,513,851,483**
S245 - Programa de fortalecimiento de la calidad en instituciones educativas /1	717,781,579
S247 - Programa para el Desarrollo Profesional Docente /2	322,720,650
U080 - Apoyo a centros y organizaciones de educación (511- Dirección General de Educación Superior Universitaria)	173,349,254
Instituto Politécnico Nacional	300,000,000
CULTURA	**1,867,756,042**
Ampliaciones a Cultura (Anexo 37.1)	1,867,756,042
Erogaciones para la Igualdad entre Mujeres y Hombres /3	**45,000,000**
E011 Impulso al Desarrollo de la Cultura (INBA)	5,000,000
S244 Programa para la Inclusión y la Equidad Educativa	40,000,000
Programa Especial Concurrente para el Desarrollo Rural Sustentable /4	**250,000,000**
E008 - Prestación de servicios de educación técnica	100,000,000
K009 - Proyectos de infraestructura social del sector educativo	150,000,000
RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL, TECNOLÓGICA Y DE ADULTOS	**300,000,000**
Previsiones Salariales y Económicas del Fondo para la Educación Básica y Normal (Incremento a las percepciones) (Ramo 25)	300,000,000

/1 Incluye 616,546,337 pesos para la Dirección General de Educación Superior Universitaria y 101,235,242 pesos para la Coordinación General de Universidades Tecnológicas

/2 Incluye 264,094,536 pesos para la Dirección General de Educación Superior Universitaria; 27,224,093 pesos para la Dirección General de Educación Superior Tecnológica; y 31,402,021 pesos para la Coordinación General de Universidades Tecnológicas.

/3 Monto incluido en el Anexo 12 Erogaciones para la Igualdad entre Mujeres y Hombres

/4 Monto incluido en el Anexo 10 Programa Especial Concurrente para el Desarrollo Rural Sustentable

ANEXO 37.1. AMPLIACIONES A CULTURA (pesos)

	Monto

APOYOS Y DONATIVOS			1,867,756,042
PROYECTOS ESTATALES			
ENTIDAD FEDERATIVA	MUNICIPIO / DEMARCACIÓN	PROYECTO	335,204,691
Baja California		Proyecto Cultural Baja California 2013	30,000,000
Campeche		Programa de Formación Cultural	20,000,000
Campeche		Programa de Promoción de la Cultura Popular	6,500,000
Campeche		Programa Editorial y de Fomento a la Lectura	8,500,000
Coahuila de Zaragoza		Bibliotecas Digitales Segunda Etapa	4,000,000
Coahuila de Zaragoza		Escenario Móvil	2,500,000
Coahuila de Zaragoza		Gira de Documentales en Coahuila	1,000,000
Coahuila de Zaragoza		III. Festival de La Palabra	3,000,000
Coahuila de Zaragoza		III. Festival Infantil y Juvenil La Maroma	2,800,000
Coahuila de Zaragoza		Segunda Edición del Premio Iberoamericano de Poesía Manuel Acuña	2,000,000
Coahuila de Zaragoza		Segundo Encuentro Mundial de Poetas	3,000,000
Coahuila de Zaragoza		Teatro para Todos	2,000,000
Coahuila de Zaragoza		Tercera Edición Fotocoahuila	2,800,000
Distrito Federal		Actividades Artísticas y Equipamiento del Faro Corregidora en Aragón	1,500,000
Distrito Federal		La Cultura También Viaja en la Doce (en El Sistema de Transporte Colectivo Metro)	1,000,000
Distrito Federal		Programa de Apoyo A Iniciativas Culturales en El Sistema de Transporte Colectivo de Índole Escénico y Musical.	1,000,000
Distrito Federal		Ponte la del Metro: Programa de Educación Cívica y de Respeto Por Los Espacios Públicos	2,000,000
Distrito Federal		Creación del Centro de Interculturalidad de la Ciudad de México	35,000,000
Guanajuato		Orquesta Sinfónica de la Universidad de Guanajuato	5,000,000
Jalisco	Guadalajara	Conjunto de Artes Escénicas del Centro Cultural Universitario de Guadalajara	3,500,000
Jalisco	Guadalajara	Feria Internacional del Huevo, Cualtos	250,000
Jalisco	Guadalajara	Festival de la Cultura y las Artes, Cualtos	100,000
Jalisco		"Con...secuencia, transparencia en movimiento"	675,000
México	Texcoco	Equipamiento de Banda Sinfónica Infantil y Juvenil "Ixtlilxochitl Acolhua": Sonido, Instrumentos, Templete, Autobús	5,000,000
México	Texcoco	Equipamiento del Grupo de Danza Humberto Vidal Mendoza: Vestuario, Equipo de Sonido, Templete, Autobús, Utilitarios	5,000,000
México	Texcoco	Festival Cultural Acolmixtli 2014 de Texcoco	2,000,000
Michoacán de Ocampo		Entre juegos y juguetes también leemos: Atención a niños jornaleros agrícolas migrantes del Estado de Michoacán	2,000,000
Michoacán de Ocampo		Festejos Regionales: Danza, Música, Arqueología e Historia	2,200,000
Michoacán de Ocampo		Festival Internacional de Opera de Michoacán	4,000,000
Michoacán de Ocampo		K¨uinchekua Fiesta Michoacana 2014	5,000,000
Michoacán de Ocampo		Tesoros Vivos de Michoacán	2,000,000

Nuevo León		Apoyo a la Política Cultural del Estado	9,000,000
Nuevo León		Evento RAETA	8,000,000
Nuevo León		Festival Internacional de Santa Lucía	10,000,000
Oaxaca	Oaxaca de Juárez	Foro Nacional de Grandes Maestros y Maestras del Arte Popular	1,000,000
Oaxaca	Oaxaca de Juárez	Guelaguetza 2014, Primera Etapa	2,000,000
Oaxaca	Oaxaca de Juárez	Guelaguetza 2014, Segunda Etapa	2,000,000
Oaxaca	Oaxaca de Juárez	Guelaguetza 2014, Tercera Etapa	2,000,000
Oaxaca		Programa de la Orquesta Sinfónica del Estado de Oaxaca	2,000,000
Quintana Roo		Actividades para el del Ballet Folklórico de Quintana Roo	2,500,000
Quintana Roo		Actividades para el fortalecimiento de la Orquesta Sinfónica Juvenil	2,000,000
Quintana Roo		Creación de Grupos Artísticos Infantiles y Juveniles	2,000,000
Quintana Roo		Creación de la Compañía de Danza Clásica De Quintana Roo	6,000,000
Quintana Roo		Feria del Libro del Caribe	1,629,445
Quintana Roo		Festival de Cultura del Caribe Edición 2014	25,000,000
Quintana Roo		Fondo de Capacitación para la Cultura y las Artes	4,000,000
Quintana Roo		Fondo Editorial de Quintana Roo	2,000,000
Quintana Roo		Industriarte Edición 2014	3,000,000
Quintana Roo		Rescate del Patrimonio Cultural de Chetumal	1,795,199
Quintana Roo		Rescate del Patrimonio Cultural Musical de Quintana Roo	1,800,000
Quintana Roo		XL Aniversario de Quintana Roo	2,500,000
San Luis Potosí		1er Festival de Comunidades y Pueblos Indígenas de San Luis Potosí	1,000,000
San Luis Potosí		Caravana Cultural en los municipios marginados de San Luis Potosí (Cultura sobre ruedas)	2,000,000
San Luis Potosí		Celebración del 120 aniversario del Teatro de la Paz	750,000
San Luis Potosí		Encuentro de Cultura 2014	750,000
San Luis Potosí		Impulso a la educación artística y el desarrollo cultural municipal	2,000,000
San Luis Potosí		Territorios del Arte. Mercado de Arte Escénico	500,000
San Luis Potosí		XXXIV Festival Internacional de Danza Contemporánea	2,000,000
Sinaloa	Mazatlán	Valet Clásico de Sinaloa A.C.	1,000,000
Sonora		Proyecto estatal de cultura	21,500,000
Tlaxcala	Tlaxcala	Vestuario y Equipamiento de Grupos Culturales	1,000,000
Veracruz de Ignacio de la Llave		Ceremonia Ritual de Voladores	2,000,000
Veracruz de Ignacio de la Llave		Cumbre Tajín	5,000,000
Veracruz de Ignacio de la Llave		Kani Tajín 2014. Festival de los Niños	1,000,000
Veracruz de Ignacio de la Llave		Orquesta Sinfónica, Coro y Banda Del Totonacapan	1,000,000
Yucatán		Arte Urbano entre Jóvenes 2014	2,042,622
Yucatán		Descentralización de Bienes, Acciones y Servicios Culturales 2014	8,293,173
Yucatán		Festival Anual de Las Artes 2014	9,941,832

Yucatán		Fomento a las Tradiciones Yucatecas Artesano	7,000,000
Yucatán		Formación Literaria en Línea 2014	2,500,018
Yucatán		Fortalecimiento de Actividades Artísticas para Niños y Jóvenes con Discapacidad	1,377,106
Yucatán		Rescate del Teatro Regional Yucateco 2014	7,000,296
PROYECTOS MUNICIPALES			
ENTIDAD FEDERATIVA	**MUNICIPIO / DEMARCACIÓN**	**PROYECTO**	**337,609,927**
Baja California Sur	Comondú	Proyectos Culturales de Comondú	12,400,000
Campeche	Calakmul	Identidad Cultural y Desarrollo Comunitario	5,000,000
Chihuahua	Delicias	Centro Itinerante de Cultura	1,750,000
Chihuahua	Juárez	Centro Itinerante de Cultura	1,350,000
Distrito Federal	Azcapotzalco	Concierto Azcarockzalco	1,000,000
Distrito Federal	Azcapotzalco	Feria del Libro de Azcapotzalco	2,500,000
Distrito Federal	Azcapotzalco	Jornada Cultural de Arte Contemporáneo	400,000
Distrito Federal	Azcapotzalco	Jornada Cultural de Día de Muertos	1,500,000
Distrito Federal	Azcapotzalco	Jornada de Turismo Cultural E Histórico de Azcapotzalco	500,000
Distrito Federal	Cuajimalpa de Morelos	Programa Cultural Delegacional	5,000,000
Distrito Federal	Cuauhtémoc	Programa Por El Amor A la Lectura y la Igualdad	1,200,000
Distrito Federal	Cuauhtémoc	Teatro Móvil Cuauhtémoc	1,500,000
Distrito Federal	Iztapalapa	Festival Cultural Iztapalapapa 2014	3,000,000
Distrito Federal	La Magdalena Contreras	Desde Las Banquetas Haciendo Fiestas	5,800,000
Distrito Federal	La Magdalena Contreras	Fiestas Culturales 2da. Etapa	6,500,000
Distrito Federal	La Magdalena Contreras	Festival Decembrino, Segunda Etapa	2,500,000
Distrito Federal	La Magdalena Contreras	Magdalena Lee Con Todos	2,000,000
Distrito Federal	La Magdalena Contreras	Primera Feria del Libro	1,000,000
Distrito Federal	Miguel Hidalgo	Proyecto de Cultura para la Delegación Miguel Hidalgo	10,000,000
Guanajuato	Huanímaro	Festival Cultural de las Fiestas de San Juan y de la Cueva	230,000
Guanajuato	Moroleón	Festival de las Plazas	2,000,000
Guanajuato	San José Iturbide	Festival Homenaje a José Alfredo Jiménez	800,000
Guerrero	Alpoyeca	Alpoyeca: Creación de Prácticas Culturales Regionales, Asociación Arcumo Integrado	2,500,000
Guerrero	Ayutla de los Libres	Talleres y Cursos Artísticos y Culturales	400,000
Hidalgo	Santiago de Anaya	Feria Gastronómica 2014	1,476,000
Jalisco	Ameca	Formación de Orquesta Sinfónica Ameca	839,840
Jalisco	Concepción de Buenos Aires	Festival Cultural de Otoño en Concepción de Buenos Aires	2,070,000
Jalisco	Guadalajara	Festival de Cultura Incluyente "La Apabullante Minoría"	1,167,500
Jalisco	Guadalajara	GDLEE - Promoción y Fomento a la Lectura	990,000
Jalisco	Guadalajara	Tónica Comunitaria	1,000,000
Jalisco	Jocotepec	Programa Municipal de Jueves Literarios	307,500
Jalisco	Puerto Vallarta	Canal de Televisión Comunitaria	1,600,000
Jalisco	San Pedro Tlaquepaque	Libro de Leyendas	200,000
Jalisco	San Pedro Tlaquepaque	Teatro Móvil	1,300,000
Jalisco	Tonalá	Nacimiento Gigante Permanente Único en	7,380,000

		el Mundo	
Jalisco	Tonalá	Segundo Encuentro Nacional de Danzas, Tonalá 2014	1,300,000
Jalisco	Tonalá	Talleres de capacitación artesanal	2,335,000
Jalisco	Unión de San Antonio	Capacitación, Exhibición y Fomento de Eventos Culturales	3,100,000
México	Chimalhuacán	Adquisición de Vestuarios para los Grupos Artísticos de la Escuela Superior de Bellas Artes	4,000,000
México	Hueypoxtla	Programa de Difusión Cultural	100,000
México	Huixquilucan	Festival Cultural Huixquilucan 2014	1,500,000
México	Huixquilucan	Programas y talleres culturales orientado a promociones, preservar y difundir la cultura	2,000,000
México	Nezahualcóyotl	Semana de la Mujer en Nezahualcóyotl	1,500,000
México	San Simón de Guerrero	Semana Cultural 2014	1,000,000
Michoacán de Ocampo	Charapan	Feria del Gabán	1,000,000
Michoacán de Ocampo	Nahuatzen	Feria del Mueble	500,000
Michoacán de Ocampo	Paracho	Feria de la Guitarra	2,000,000
Michoacán de Ocampo	Paracho	Festival Internacional del Globo de Cantoya	1,000,000
Michoacán de Ocampo	Paracho	Fomento A la Música Clásica en Paracho	100,000
Michoacán de Ocampo	Paracho, Charapan y Tingambato	Rescate A la Música Purépecha	2,000,000
Michoacán de Ocampo	Paracho, Nahuatzen y Cherán	Fomento A la Cultura Purépecha	400,000
Michoacán de Ocampo	Queréndaro	Proyecto Cultural en Querendaro 2014	1,550,000
Michoacán de Ocampo	Zitácuaro	Festivales de Cultura para Zitácuaro	6,000,000
Morelos	Atlatlahucan	Proyecto Municipal de Cultura	1,500,000
Morelos	Ayala	Eventos Culturales	7,600,000
Morelos	Cuernavaca	Eventos Culturales	3,600,000
Morelos	Cuernavaca	Rescate Cultural de la Feria Más Antigua en El Pueblo de Tlaltenango, del Municipio de Cuernavaca Morelos	300,000
Morelos	Cuernavaca	Rescate Cultural de la Tradición Musical del Zapatismo en El Pueblo de Tlaltenango en El Municipio de Cuernavaca Morelos(Banda de Viento)	250,000
Morelos	Cuernavaca	Taller de Creatividad Para El Municipio de Cuernavaca Morelos	650,000
Morelos	Jojutla	Rescate Cultural del Museo del Antiguo Ferrocarril de Jojutla, Municipio de Jojutla Morelos	1,500,000
Morelos	Temixco	Rescate Cultural de la Tradición Musical del Zapatismo en El Ejido de Palmira del Municipio de Temixco Morelos (Banda de Viento)	500,000
Morelos	Tepoztlán	Proyecto Cultural Saberes y Cultura	2,500,000
Morelos	Tlaltizapán de Zapata	Rescate Cultural de la Tradición Musical del Zapatismo de la Colonia Otilio Montaño del Municipio de Tlaltizapán Morelos (Banda de Viento)	300,000
Morelos	Totolapan	Iluminación Artística	6,125,607
Nuevo León	Linares	Programa "Ante la violencia Actúa"	5,000,000
Nuevo León	Monterrey	Proyecto Cultural Monterrey	6,200,000
Nuevo León	Monterrey	Proyecto de innovación tecnológica aplicada al archivo histórico segunda etapa	10,100,000

Nuevo León	San Pedro Garza García	Audio e iluminación de Auditorio San Pedro	3,100,000
Nuevo León	Santa Catarina	Proyecto Cultural	3,100,000
Oaxaca	Oaxaca de Juárez	Conoce las ciudades patrimonio a través de la voz de Eugenia León	2,000,000
Oaxaca	Oaxaca de Juárez	Fandango Gastronómico: El Paladar del Mestizaje en Los Barrios del Municipio de Oaxaca de Juárez	2,487,000
Oaxaca	Oaxaca de Juárez	Festivales Culturales en Oaxaca	2,000,000
Oaxaca	Oaxaca de Juárez	Guelaguetza 2014, Cuarta Etapa	1,500,000
Oaxaca	Oaxaca de Juárez	Libro Café de Oaxaca Diversidad de Sabores y Culturas, Primera Etapa	250,000
Oaxaca	Oaxaca de Juárez	Libro Café de Oaxaca Diversidad de Sabores y Culturas, Segunda Etapa	500,000
Oaxaca	Oaxaca de Juárez	Proyecta Plataforma de Diseño y Artes Digitales	1,750,000
Oaxaca	San Pedro Pochutla	Fiestas de Noviembre	1,500,000
Oaxaca	Villa de Zaachila	Comparsa de Las Agencias Municipales de Oaxaca	1,730,700
Puebla	Chalchicomula de Sesma	Ballet Flolklorico	200,000
Puebla	Chalchicomula de Sesma	Feria Cultural	2,100,000
Puebla	Huejotzingo	Red de festivales Culturales, del aniversario de la fundación de Huejotzingo, Puebla	6,000,000
Puebla	Huejotzingo	Red de Festividades Culturales del Carnaval de Huejotzingo 2014	9,342,154
Puebla	Puebla	Festival Internacional 5 de Mayo y Festival Internacional de Teatro Puebla "Héctor Azar"	30,000,000
Puebla	Quecholac	Feria Cultural	2,100,000
Puebla	Santa Inés Ahuatempan	Escenario móvil para los grupos culturales de Santa Inés Ahuatempan	5,000,000
Puebla	Tecamachalco	Feria Cultural	2,100,000
Puebla	Tepeaca	Red de Festivales Culturales y Artísticos del 494 Aniversario de Tepeaca, Puebla	5,100,000
Puebla	Tepexi de Rodríguez	Actividades de las bandas de viento de San Felipe Otlaltepec	2,342,142
Puebla	Tepeyahualco	Relatos de Leyenda, Leyendas y Relatos	3,342,142
Puebla	Tlachichuca	Feria Cultural	2,100,000
Puebla	Tlahuapan	Red de Festivales del Arte y la Cultura para festejar el 300 Aniversario de la Fundación del Municipio de Tlahuapan, Puebla	4,242,142
Querétaro	Cadereyta de Montes	Promoción y Conservación de Festividades Indígenas, Religiosas y Populares de la Zona del Semidesierto y Sierra Gorda del Municipio de Cadereyta de Montes Querétaro	3,500,000
Querétaro	Corregidora	Proyectos Culturales	3,100,000
San Luis Potosí	San Martín Chalchicuautla	Festival Xantolo 2014	3,100,000
Sinaloa	Culiacán	Actividades de la Escuela de Música del Instituto Municipal de Cultura de Culiacán	500,000
Sinaloa	Culiacán	Aniversario de los Festejos de Culiacán	2,500,000
Sinaloa	Culiacán	Coro Monumental de Culiacán	500,000
Sinaloa	Culiacán	Festivales Culturales del Parque de las Riveras	1,400,000
Sinaloa	Culiacán	Programa de Cultura al aire libre del Instituto Municipal de Cultura	1,000,000

Sonora	Arizpe	Festival Cultural del Ajo	1,800,000
Sonora	Empalme	Proyecto Quinto Festival "Hilario Sánchez Rubio"	894,200
Sonora	Guaymas	Promoción del Carnaval Internacional de Guaymas	2,000,000
Sonora	Huatabampo	Actividades Culturales Comunitarias en Huatabampo	6,200,000
Sonora	Magdalena	Festival Cultural Magdalena Puebla Mágico	4,000,000
Sonora	Magdalena	Festival Francisco Eusebio Kino	3,100,000
Tabasco	Cárdenas	Festival Cultural "José Frías Cerino"	2,000,000
Tabasco	Nacajuca	Verbenas Populares "Que Viva Nuestra Cultura"	3,000,000
Tamaulipas	Mainero	Adquisición de instrumentos musicales para banda Infantil/Juvenil	100,000
Tlaxcala	Apizaco	Festival Cultural Cervantino	1,200,000
Tlaxcala	Nanacamilpa de Mariano Arista	Festival cultural	3,000,000
Tlaxcala	San Pablo del Monte	Proyecto Cultural San Pablo del Monte	1,508,000
Tlaxcala	Tlaxcala	El arte para los niños para fomentar la inclusión social	1,900,000
Tlaxcala	Tlaxcala	Festival cultural Tlaxcala	4,000,000
Veracruz de Ignacio de la Llave	Carlos A. Carrillo	Programa de Difusión y Divulgación Teatral Profesional	1,500,000
Veracruz de Ignacio de la Llave	Chontla	Difusión y divulgación teatral profesional	1,500,000
Veracruz de Ignacio de la Llave	Coatzacoalcos	Mosaico de Culturas	4,900,000
Veracruz de Ignacio de la Llave	Ixhuatlán de Madero	Difusión y divulgación teatral profesional	1,500,000
Veracruz de Ignacio de la Llave	Juan Rodríguez Clara	Programa de Difusión y Divulgación Teatral Profesional	1,500,000
Veracruz de Ignacio de la Llave	Nautla	Biblioteca Virtual Móvil	2,000,000
Veracruz de Ignacio de la Llave	Orizaba	Feria Internacional del Libro	2,000,000
Veracruz de Ignacio de la Llave	Orizaba	Festival Tradicional de Día de Muertos	500,000
Zacatecas	Fresnillo	Festival Nacional de la Canción Vernácula "TOMAS MENDEZ"	750,000
Zacatecas	Zacatecas	Eventos Culturales Ciudades Patrimonio	4,000,000
Zacatecas	Zacatecas	Festivales Culturales	6,600,000
PROYECTOS NO GUBERNAMENTALES			
ENTIDAD FEDERATIVA	**MUNICIPIO / DEMARCACIÓN**	**PROYECTO**	**1,194,941,424**
Aguascalientes		Equipamiento Cultural de la Casa de la Cultura Asociación Civil "Mujeres Por La Libertad y Un Bienestar Para Todos A.C."	500,000
Aguascalientes	Aguascalientes	Creación, Promoción, Difusión, Expresión y Formación Cultural de la Asociación Civil "Mujeres por la Libertad y un Bienestar para Todos" A.C. (Folio Comisión de Cultura 270)	1,200,000
Aguascalientes	Aguascalientes	Equipamiento Cultural de la Casa de la Cultura Asociación Civil "Mujeres por la Libertad y un Bienestar para Todos", A.C. (Folio Comisión de Cultura 269)	1,875,729
Aguascalientes	Aguascalientes	Proyecto Cultural	3,100,000
Baja California		Expo libro infantil y entretenimiento de Tijuana	1,000,000
Baja California	Ensenada	El Rebozo Mexicano: Una Tradición en Peligro de Extinción.	1,000,000
Baja California	Mexicali	Festival Internacional de Rock Progresivo y Artes Baja Prog	500,000

Baja California	Mexicali	Fortalecimiento de Programas Culturales en el Municipio	3,100,000
Baja California	Tijuana	11º Festival Ópera en la Calle	800,000
Baja California	Tijuana	El Gran México: Las Culturas Mexicanas Más Allá de Las Fronteras. (Investigación y Publicaciones)Colegio de la Frontera Norte A.C."	2,000,000
Baja California	Tijuana	Fundación Entijuanarte, A. C.	3,100,000
Baja California	Tijuana	Mi Festival en tu Comunidad	1,500,000
Baja California	Tijuana	Patrocinio Escolar	1,000,000
Baja California		Fortalecimiento cultural del noreste: La cultura como antídoto para la prevención de la violencia	1,639,000
Baja California		Programa De Talleres de Formación Artística para Niños con Autismo y con Necesidades Especiales Integrarte	1,000,000
Chiapas	San Cristóbal de las Casas	Patrimonio y Cultura San Cristóbal de las Casas 2014: Casa Museo Na Bolom	1,000,000
Chihuahua	Juárez	Programa Cultural MUREF 2014 - 2015	1,000,000
Coahuila de Zaragoza		Conciertos Populares Camerata de Coahuila	2,000,000
Coahuila de Zaragoza		Museo Arocena de Coahuila	1,000,000
Coahuila de Zaragoza		Orquesta Filarmónica de la Cuidad de Saltillo	2,000,000
Coahuila de Zaragoza		Recorridos culturales multimedia 2000 en Piedras Negras	1,000,000
Distrito Federal		BC Crece Leyendo	2,500,000
Distrito Federal	Álvaro Obregón	Teatro Casa de La Paz	5,000,000
Distrito Federal	Benito Juárez	34° Congreso Internacional Ibby "La Lectura como Factor de Inclusión"	3,000,000
Distrito Federal	Benito Juárez	Centro Cultural de Sordos de México	1,000,000
Distrito Federal	Benito Juárez	Creación de Públicos a través de la Realización de Conciertos Didácticos en Barrios, dirigidos a Niños y Jóvenes en Situación de Vulnerabilidad Social	1,000,000
Distrito Federal	Benito Juárez	Programa de Fomento, Producción y Difusión de la Creación Musical	8,000,000
Distrito Federal	Benito Juárez	Teatro de Prevención y Fortalecimiento del Tejido Social	1,000,000
Distrito Federal	Benito Juárez	Una Oportunidad para el Cine Itinerante en las Plazas Cívicas de la Ciudad de México	3,000,000
Distrito Federal	Benito Juárez	XVIII Encuentro Internacional XIII Encuentro Iberoamericano de Mujeres en el Arte	800,000
Distrito Federal	Benito Juárez	Cultura en el Distrito Federal	2,418,000
Distrito Federal	Coyoacán	Ampliación y Remodelación del Edificio del Instituto Artene	3,000,000
Distrito Federal	Coyoacán	Conciertos Extraordinarios y Temporada de Verano 2014 de la Orquesta Sinfónica de Minería	2,000,000
Distrito Federal	Coyoacán	Difusión y Promoción de las Artes Escénicas 2014	2,000,000
Distrito Federal	Coyoacán	Documentos y Correspondencia de Manuel Álvarez Bravo. Segunda Etapa	500,000
Distrito Federal	Coyoacán	Festival Cultural Fronteras Invisibles "Fundación Arte Olin A.C."	2,479,283
Distrito Federal	Coyoacán	Grabación de Cd de Música Orquestal de Arturo Márquez	1,000,000

Distrito Federal	Coyoacán	Rescate, Conservación y Difusión del Patrimonio Fílmico Mexicano	2,000,000
Distrito Federal	Coyoacán	Salón Abierto: Frente al Territorio Residual la Síntesis Libre	4,000,000
Distrito Federal	Cuauhtémoc	30° Festival del Centro Histórico de la Ciudad de México	5,000,000
Distrito Federal	Cuauhtémoc	9° Festival Internacional de Cine Documental de la ciudad de México	1,000,000
Distrito Federal	Cuauhtémoc	Catalogación, Conservación, Restauración, Investigación, Digitalización y Difusión de la Colección Ruth D. Lechuga del Museo Franz Mayer	1,500,000
Distrito Federal	Cuauhtémoc	Continuidad de Rescate y Difusión del Archivo Fotográfico Manuel Ramos	700,000
Distrito Federal	Cuauhtémoc	Encuentros Culturales para Jóvenes Artistas Plásticos y Visuales	850,000
Distrito Federal	Cuauhtémoc	Exposición Denominada "Andrés Audiffred y Su Tiempo. La Caricatura Mexicana, del Costumbrismo al Mexicanismo"	500,000
Distrito Federal	Cuauhtémoc	Festival del Bosque	3,000,000
Distrito Federal	Cuauhtémoc	FLICC- Mercado Audiovisual Latinoamericano	6,000,000
Distrito Federal	Cuauhtémoc	Fortalecimiento del Desarrollo Artístico y Cultural a través del MAP	7,000,000
Distrito Federal	Cuauhtémoc	La Cultura y los Valores en tu Memoria	7,000,000
Distrito Federal	Cuauhtémoc	México al Encuentro	2,000,000
Distrito Federal	Cuauhtémoc	México Nuestro Observatorio del Patrimonio Cultural de México	750,000
Distrito Federal	Cuauhtémoc	Museo Frida Kahlo y Anahuacalli. Mejoramiento de Infraestructura, Renovación Museográfica y Proyectos Culturales	5,000,000
Distrito Federal	Cuauhtémoc	Programa Cultural Casa del Poeta	500,000
Distrito Federal	Cuauhtémoc	Proyecto Collecfest	1,000,000
Distrito Federal	Cuauhtémoc	Proyecto Cultural 2014 del Museo del Objeto del Objeto A.C.	2,000,000
Distrito Federal	Cuauhtémoc	Proyecto Cultural FEMAM 2014	2,000,000
Distrito Federal	Cuauhtémoc	Proyecto de Continuidad: Las Niñas y los Niños de México van al Museo	3,000,000
Distrito Federal	Cuauhtémoc	Reestructuración de Salas Permanentes del Museo Franz Mayer	6,000,000
Distrito Federal	Cuauhtémoc	Voces Iberoamericanas, Identidad en la Diversidad	1,000,000
Distrito Federal	Gustavo A. Madero	Caravana del Arte y La Cultura del Sol de Anáhuac	3,210,000
Distrito Federal	La Magdalena Contreras	Documentación y Rescate de la Memoria y Tradiciones de Magdalena Contreras	1,000,000
Distrito Federal	La Magdalena Contreras	Programa Cultural 2014 "Espacio Autónomo A.C."	7,000,000
Distrito Federal	Miguel Hidalgo	Centros de Promoción de Arte Literaria	2,000,000
Distrito Federal	Miguel Hidalgo	El Arte de Ver con Inocencia Programa de Desarrollo Infantil y Juvenil en la Casa Luis Barragán	600,000
Distrito Federal	Miguel Hidalgo	Restauración Arquitectónica de la Fachada Principal del Museo Casa de la Bola	500,000
Distrito Federal	Tlalpan	Cinema 23	2,000,000
Distrito Federal	Tlalpan	Fiesta Colonia la Fama	250,000

Distrito Federal	Tlalpan	Fiesta Barrio la Lonja	150,000
Distrito Federal	Tlalpan	Fiesta Colonia Peña Pobre	100,000
Distrito Federal	Venustiano Carranza	Fortalecimiento del "Tlapalcalli" para que pueda Promover y Difundir la Riqueza Cultural de la Sierra Norte de Puebla	2,500,000
Distrito Federal	Xochimilco	Identidad y Pertenencia de las Fiestas Patronales de Xochimilco	1,000,000
Distrito Federal	Xochimilco	Museo Dolores Olmedo: Equipamiento Cultural 2014	3,000,000
Distrito Federal		Centro Cultural Casa R Hankili, África	1,000,000
Distrito Federal		Cine para todos, "La butaquita"	3,500,000
Distrito Federal		Comunicarte	6,389,000
Distrito Federal		Conciertos Extraordinarios y Temporada de Verano 2014 de la Orquesta Sinfónica de Minería	3,000,000
Distrito Federal		Corrientes Mexicanistas en Brasil 2014	5,889,000
Distrito Federal		Divulgación de las Ciencias, las Artes y las Humanidades en 62 Municipios de México	2,000,000
Distrito Federal		Feria Internacional del Libro Benito Juárez	7,682,000
Distrito Federal		Festival artístico "Moviendo la cultura"	6,000,000
Distrito Federal		Festival cultural "En las banquetas"	3,500,000
Distrito Federal		Festival de la Familia	5,000,000
Distrito Federal		Festival de Música Latinoamericana y Chilanrock 2014	1,500,000
Distrito Federal		Fiesta Musical en México	5,000,000
Distrito Federal		La Nana, Fábrica de Creación e Innovación: Educación Artística para la Cohesión Social y Emprendurismo en las Artes	3,000,000
Distrito Federal		Libro Conmemorativo "400 años de la Llegada de la Misión Hasekura a México"	650,000
Distrito Federal		Ópera México y el Mundo; Rock en el DF ; Artes y Cultura, 2da Edición	7,000,000
Distrito Federal		Paseo de las Rosas en Canal Nacional 2014	2,900,000
Distrito Federal		Programa 2014 "Cultura en movimiento"	2,500,000
Distrito Federal		Programa Cultural de México Efemérides	500,000
Distrito Federal		Programa de Cultura Infantil Participativa	8,000,000
Distrito Federal		Programa de Desarrollo Cultural y Educativo para Cuautepec y Colonias Vecinas "Jóvenes Orquestas, Orquestando la Lucha A.C."	290,000
Distrito Federal		Programa de Difusión "Aproximación a las Artes Contemporáneas"	1,000,000
Distrito Federal		Programa de Fomento al Arte	1,000,000
Distrito Federal		Promoción y Creación Lectura y Lectores	4,000,000
Distrito Federal		Promoción y Fomento de la Cultura en el Distrito Federal	4,000,000
Distrito Federal		Proyecto: Encuentro brasileño del mariachi: Propuesta de difusión musical y formación en Brasil	8,889,000
Distrito Federal		Proyectos Culturales del Distrito Federal	3,000,000
Distrito Federal		Remodelación y Modernización del Museo del Charro	5,000,000
Distrito Federal		Sala de Cine Itinerante	3,000,000
Distrito Federal		Sin Ton Ni Son. Programa de Cultura 2014	5,000,000

Distrito Federal		Video Conmemorativo "Hasekura: El Samurai que llego a México, 400 Años Después"	500,000
Distrito Federal		Voces Con las Manos	600,000
Distrito Federal		Cultura al alcance de tod@s	9,300,000
Distrito Federal		Cultura que no conoce fronteras	8,400,000
Distrito Federal		En la cultura, todos somos uno	8,200,000
Distrito Federal		Gran festival cultural "Yo vivo la cultura"	9,300,000
Distrito Federal		La cultura da sentido a tus sentidos	9,300,000
Distrito Federal		La cultura se ve, se siente y se escucha	10,000,000
Distrito Federal		Proyecto cultural "Del sueño a la realidad"	8,700,000
Distrito Federal		Proyecto cultural "La llave del futuro"	10,000,000
Distrito Federal		Proyecto cultural "Manos a la obra"	8,200,000
Distrito Federal		Proyecto raíces culturales 2014	9,300,000
Distrito Federal		Vida Cultura	61,400,000
Distrito Federal		Vive el arte y la cultura con pasión	9,300,000
Distrito Federal	Benito Juarez, Coyoacán, Cuauhtémoc e Iztacalco	Festival Arcoíris	750,000
Durango		Programa Editorial Anual	2,500,000
Guanajuato		Apasionarte por nuestra cultura	2,000,000
Guanajuato	Acámbaro	Niños Cantores de Acámbaro	300,000
Guanajuato	Celaya	Conservatorio de Música y Artes De Celaya	1,000,000
Guanajuato	Guanajuato	Homenaje a Diego Rivera	6,650,000
Guanajuato	Guanajuato	Jornadas de Identidad Cultural en Guanajuato	2,850,000
Guanajuato	León	Auditorio de Música	6,733,334
Guanajuato	León	Auditorio y Sala de Ensayos Academia Renacimiento- Primera 1	2,000,000
Guanajuato	León	Construcción del Aula de Ensayos Trinitrate	1,000,000
Guanajuato	León	Construcción del Centro Cultural Imagina (1a. Etapa)	1,100,000
Guanajuato	León	Construcción del Centro Cultural Imagina Primera Etapa	4,200,000
Guanajuato	León	Escuela de Música Luis Long	3,366,667
Guanajuato	Salvatierra	Documental de la vida y obra de Juan Ibañez	950,000
Guanajuato	Salvatierra	Jornadas culturales en las casas agrarias	2,850,000
Guanajuato	San José Iturbide	Festival de la Trova, la Danza, la Bohemia y Algo Más "Comité de Turismo de San José Iturbide, A. C."	1,200,000
Guanajuato		Expres-arte en Guanajuato 2014	2,000,000
Guanajuato		Festival de Cine Guanajuato	10,000,000
Guanajuato		Proyectos Culturales Diversos	7,000,000
Guanajuato		Proyectos Culturales Guanajuato	10,100,000
Guanajuato		Proyectos Estatales Culturales	12,199,397
Guanajuato		Estudiantina de la Universidad de Guanajuato	400,000
Guerrero	Acapulco de Juárez	2a etapa del Centro Cultural Cristo Rey	6,939,000
Guerrero	Acapulco de Juárez	Festival Cultural Fandangro 2014	2,000,000
Guerrero	Acapulco de Juárez	Rehabilitación, remodelación y equipamiento de la Universidad Americana de Acapulco, A.C.	2,000,000
Guerrero	Zihuatanejo de Azueta	Carnaval de la Alegría Zihuatanejo 2014	3,100,000

		"Movimientos Jóvenes por El Agua A.C."	
Guerrero	Zihuatanejo de Azueta	Promoción de Actividades Artísticas, Culturales y Artesanales Entre La Población de Comunidades Rurales del Municipio de Zihuatanejo, Gro.	750,000
Guerrero	Zihuatanejo de Azueta	Proyecto de Activación Física, Nutrición y Salud a Través de Formadores "Movimientos Jóvenes por El Agua A.C."	3,900,000
Hidalgo		Festival Internacional de la Imagen FINI 2014	5,000,000
Hidalgo	Tlaxcoapan	Orquesta Sinfónica Municipal de Tlaxcoapan.	10,000,000
Hidalgo	Tlaxcoapan	Compañía Municipal de Teatro Itinerante de Tlaxcoapan	2,437,600
Hidalgo	Zempoala	Restauración de la Iglesia y Convento de Todos Santos, Zempoala Hidalgo.	2,000,000
Hidalgo		Fortalecimiento de la Orquesta Sinfónica del Estado de Hidalgo	4,500,000
Jalisco		Arco Museo el Grullo	1,000,000
Jalisco	Autlán de Navarro	Festival de las Artes 2a Emisión	5,025,000
Jalisco	Guadalajara	Festival Internacional de Cine En Guadalajara	10,000,000
Jalisco	Puerto Vallarta	Festival Internacional de Pirotécnia en Puerto Vallarta	7,035,000
Jalisco		Arte y Cultura Para La Comunidad	2,250,000
Jalisco		Comunidades Invisibles / de la Nota Roja A La Nota Cultural. Círculos de Cultura En las Colonias Más Violentas de la Zona Metropolitana de Guadalajara	5,600,000
Jalisco		Conciertos culturales urbanos	5,000,000
Jalisco		Desarrollo Cultural Regional, Municipal y Comunitario	2,500,000
Jalisco		Festival de las artes de la Sierra del Tigre	4,937,500
Jalisco		Festival Internacional de Cine En Guadalajara	2,000,000
Jalisco		Festival Papirolas	3,000,000
Jalisco		Fomento de las Artes	2,700,000
Jalisco		Palacio de la cultura y la comunicación	5,000,000
Jalisco		Programa de festivales para la creación de espacios y formación de públicos 2014	6,000,000
Jalisco		Proyecto Cultural de la Feria Internacional del Libro de Guadalajara	7,500,000
Jalisco		República de las letras	1,889,000
Jalisco		Talleres Itinerantes de Arte	2,250,000
México		42 Años de la Orquesta Sinfónica del Estado de México	12,000,000
México	Atlacomulto	XXII Festival Cultural Ambaro 2014	2,784,000
México	Cuautitlán Izcalli	Arte en las Escuelas	2,000,000
México	Nezahualcóyotl	"Coro y Orquesta Miguel Ángel Granados Chapa"	7,000,000
México	Nezahualcóyotl	Rescate de la Cultura Juvenil En Nezahualcóyotl	7,000,000
México	Ocuilan	Construcción del Centro de Artes Escénicas ArtBoretum	6,650,000
México	Toluca	Festival de Música, Teatro y Danza Itinerante para la Integración de la	1,000,000

		Comunidad	
México	Villa Victoria	Proyecto de Promoción Cultural 2014	10,100,000
México		Arte en tu comunidad. Programa para débiles visuales	1,000,000
México		Centenario de los Tratados de Teoloyucan	5,000,000
México		Cine consciencia a través de la cultura	1,000,000
México		Conciertos del Coro y Orquesta Sinfónica juveniles del Estado de México en el marco del 190 aniversario de la erección del Estado de México	16,000,000
México		Festejos del centenario de la comunidad de Santa Cruz en Tepotozotlán	1,500,000
México		Programa "Galería en Movimiento 2014"	5,500,000
México		Promover y acelerar la enseñanza musical	6,889,000
México		Remodelación y Equipamiento del Auditorio Henri Deverdun	1,789,000
México		Veredas del arte y la cultura	1,410,000
México		In Cuicatl, Festival de Música Mexicana Contemporánea	4,500,000
México		Festival Cultural Mexiquense: El Cine y el Teatro sobre ruedas	3,000,000
México		Cultura con Participación Social, Suma por la Educación	3,100,000
México		Proyecto de Promoción Cultural 2014	3,100,000
Michoacán de Ocampo		13° Festival Internacional de Títeres Morelia 2014, por la inclusión a la discapacidad	1,000,000
Michoacán de Ocampo	Morelia	12° Festival Internacional de Cine de Morelia	11,000,000
Michoacán de Ocampo	Morelia	XXVI Festival de Música de Morelia Miguel Bernal Jiménez.	9,000,000
Michoacán de Ocampo		Espacio tecnológico abierto de atención al público CMMAS	1,000,000
Michoacán de Ocampo		Morelia en boca el Festival Internacional de Gastronomía y Vino de México	1,000,000
Michoacán de Ocampo		Recuperarte	3,439,000
Morelos		Congreso Nacional de Danza Regional Mexicana	1,500,000
Morelos	Cuernavaca	Congreso Nacional de Danza Regional Mexicana	750,000
Morelos	Cuernavaca	Festival de los Volcanes-Morelos 2014	750,000
Morelos	Xochitepec	Programa Cultural Para Niños y Jóvenes En Zonas Vulnerables de Morelos	1,000,000
Morelos		El arte como medio de prevención de conductas adictivas	3,290,000
Morelos		Festival Internacional de Arte Urbano Morelos 2014	2,500,000
Nacional		1er Festival de la Juventud	2,489,000
Nacional		Academia Mexicana de las Artes	8,000,000
Nacional		Arte en México 2014	2,500,000
Nacional		Caravana del Elefante Polar	8,000,000
Nacional		Ciudades Culturales 2014	8,450,000
Nacional		Despierta México	5,000,000
Nacional		Divulgación de El Camino Real de Tierra Adentro (Carta)Primera Etapa: Ciudad de	3,651,840

		México - San Luis Potosí	
Nacional		Encuentro Intercultural de las Huastecas	7,000,000
Nacional		Exposiciones y Celebración del Centenario del Natalicio de Octavio Paz	9,000,000
Nacional		Feria Cultural de los Pueblos Productores del Estado de Puebla	6,000,000
Nacional		Feria Internacional del Libro de Oaxaca 2014	1,250,000
Nacional		Festival de Cine Documental Ambulante	8,000,000
Nacional		Festival de todos los músicos	10,947,758
Nacional		Festival Internacional del Desierto de Los Leones	4,000,000
Nacional		Festivales de Promoción Cultural Internacional	10,000,000
Nacional		Festivales, Pueblos y Tradiciones de México	4,500,000
Nacional		I Congreso Internacional de Arte Vivarte	6,000,000
Nacional		Jornadas culturales MUSITEC 2014	3,099,000
Nacional		La Cultura Contigo 2014	10,000,000
Nacional		México, Arte y Tiempo 2014	4,000,000
Nacional		Música por La Grandeza de México	1,500,000
Nacional		Programa Anual de Proyectos Culturales	3,000,000
Nacional		Programa Cultural de Artistas con Discapacidad	1,500,000
Nacional		Programa de apoyo a Orquestas Infantiles	95,000,000
Nacional		Programa de Cultura Infantil Participativa	5,000,000
Nacional		Programa de Festivales para la Creación y Formación de Públicos 2014	3,100,000
Nacional		Proyecto de Promoción y Fomento A las Culturas al ternas del Siglo XXI	8,000,000
Nacional		Rescate y Conservación del Acervo Tangible e Intangible del Centro de Documentación del Museo de Arte Contemporáneo Internacional Rufino Tamayo	2,000,000
Nacional		Teatro en tu comunidad	4,889,000
Nacional		Trovafest 2014	3,500,000
Nacional		Danza, Música y Cantos del Estado de Tlaxcala	2,500,000
Nayarit		Casa de cultura móvil	4,182,000
Nayarit		El teatro me laten para todos	2,988,000
Nayarit		El teatro para todos Proyecto por Nayarit, A.C.	4,000,000
Nayarit		Proyecto XI Cita Nayarit	1,300,000
Nuevo León		Apoyo para el sostenimiento de la Compañía Ballet Artístico de Monterrey	10,000,000
Nuevo León	Monterrey	Cultura para la Vida	9,000,000
Nuevo León	Monterrey	Fascinación: Modotti Y Weston	1,500,000
Nuevo León	Monterrey	In / Humano	2,000,000
Nuevo León		Museo de Arte Contemporáneo:	3,000,000

		Equipamiento de Refrigeración	
Nuevo León		Museo de Arte Contemporáneo: Watch me move	4,000,000
Nuevo León		Programa de Fortalecimiento a la Educación Musical y Dancística, Segunda Fase	15,000,000
Oaxaca	Heroica Ciudad de Juchitán de Zaragoza	Taller de Cerámica Yuguiba	782,300
Oaxaca	Heroica Ciudad de Juchitán de Zaragoza	Tras El Lente	1,000,000
Oaxaca	Oaxaca de Juárez	Chamaco. Laboratorio de Arte para Niños.	2,000,000
Oaxaca	Oaxaca de Juárez	Encuentro Intercultural de los Pueblos de Oaxaca	1,000,000
Oaxaca	Oaxaca de Juárez	Festival Cultural de las Comunidades Oaxaqueñas: Cultura Más Cercana a la Gente	1,500,000
Oaxaca	Oaxaca de Juárez	Iniciarte, alfabetización de las Artes"	8,761,000
Oaxaca	Ocotlán de Morelos	Conservación y Rehabilitación del Museo Rodolfo Morales	3,000,000
Puebla		Fortalecimiento de las artesanías y la cultura indígena	3,342,142
Puebla	Puebla	"El Museo Amparo va Por Ti": Proyecto de Servicios Culturales 2014	4,000,000
Puebla		Telelictic - Exploración de pirámides	2,000,000
Querétaro		La cultura nos convoca a todos	3,100,000
Querétaro		Proyecto Cultural	4,500,000
Sinaloa		Casa de cultura móvil-Biblioteca pública virtual	3,939,000
Sinaloa	Culiacán	Programa de Difusión Cultural	3,000,000
Sinaloa		Programa de Difusión Cultural	4,900,000
Sonora		Apoyo para la construcción del Conservatorio de Música	11,000,000
Sonora	Hermosillo	Actividades Culturales 2014	5,000,000
Sonora	Hermosillo	Actividades Culturales Comunitarias en Hermosillo	3,100,000
Sonora	Hermosillo	Proyecto Cultura Infantil	3,100,000
Sonora	Hermosillo	Proyecto Cultural 2014	5,000,000
Sonora		Proyecto de difusión Patrimonio Cultural Etnia Seri	6,000,000
Sonora		Proyecto Fomento a la Música Lírica en el Estado de Sonora	7,378,000
Sonora		Proyecto para la Construcción de Residencia y Centro de Manualidades para la Mujer Indígena (Cajeme)	12,500,000
Sonora		Proyecto Rolando Energía	5,000,000
Tlaxcala		Rescate y difusión "Archivo fotográfico Manuel Ramos"	1,225,000
Tlaxcala	Tlaxcala	Fomento Cultural Tlaxcala	3,500,000
Tlaxcala		Cultura, Clave para la Inclusión de las Niñas en las Políticas de Igualdad Sustantiva	2,000,000
Veracruz de Ignacio de la Llave		Manual Práctico de Diseño para Alfareros	750,000

Veracruz de Ignacio de la Llave	Boca del Río	Proyecto Cultural 2014	3,100,000
Veracruz de Ignacio de la Llave	Córdoba	Consolidación de la Única Escuela de Ballet para Varones	600,000
Veracruz de Ignacio de la Llave	Córdoba	Creación de la Orquesta Juvenil de Córdoba	1,500,000
Veracruz de Ignacio de la Llave		Restauración del Mural "Homenaje a la Cultura Totonaca"	2,250,000
Yucatán	Tahmek	Centro de Música Infantil y Juvenil de Tahmek	1,672,022
Yucatán	Xocchel	Talleres de Formación y Producción Artística de Artesanías con Fibra de Henequén	770,852

ANEXO 37.2. PROGRAMA DE EXPANSIÓN EN LA OFERTA EDUCATIVA EN EDUCACIÓN MEDIA SUPERIOR Y SUPERIOR - U079 (pesos) [1/]

	Monto
TOTAL	**5,462,705,207**
Dirección General de Educación Superior Universitaria	1,056,677,170
Dirección General de Educación Superior Tecnológica	1,082,772,395
Coordinación General de Universidades Tecnológicas	93,400,000
Dirección General de Educación Superior para Profesionales de la Educación	53,715,642
Coordinación General de Educación Intercultural y Bilingüe	10,400,000
Subsecretaría de Educación Media Superior	3,165,740,000

[1/] Esta asignación no implica recursos adicionales.

ANEXO 38. AMPLIACIONES AL RAMO 12 SALUD (pesos)

	Monto
RAMO 12: Salud	
Erogaciones para la Igualdad entre Mujeres y Hombres 1/	**144,000,000**
Formación y desarrollo profesional de recursos humanos especializados para la salud	10,000,000
Investigación y desarrollo tecnológico en salud	2,000,000
Prestación de servicios en los diferentes niveles de atención a la salud	20,000,000
Promoción de la salud, prevención y control de enfermedades crónico degenerativas y transmisibles y lesiones	2,000,000
Prevención y atención de VIH/SIDA y otras ITS	75,000,000
Atención de la Salud Reproductiva y la Igualdad de Género en Salud	35,000,000

1/ Monto incluido en el Anexo 12 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 39. AMPLIACIONES AL RAMO 13 MARINA (pesos)

		Monto
RAMO:13 Marina [1/]		**3,000,000**
M001	Actividades de apoyo administrativo	3,000,000
311	Dirección General de Recursos Humanos	3,000,000

1/ Monto incluido en el Anexo 12 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 40. AMPLIACIONES AL RAMO 14 TRABAJO Y PREVISIÓN SOCIAL (pesos)

		Monto
RAMO: 14 Trabajo y Previsión Social		**2,000,000**
Erogaciones para la Igualdad entre Mujeres y Hombres 1/		
E005	Fomento de la equidad de género y la no discriminación en el mercado laboral	2,000,000

1/ Monto incluido en el Anexo 12 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 41. AMPLIACIONES AL RAMO 15 DESARROLLO AGRARIO, TERRITORIAL Y URBANO (pesos)

			Monto
RAMO 15: Desarrollo Agrario, Territorial y Urbano			**214,100,000**
	Erogaciones para la Igualdad entre Mujeres y Hombres 1/		
	M001	Actividades de apoyo administrativo	3,000,000
	Sector Central		109,800,000
	S089	Fondo para el Apoyo a Proyectos Productivos en Núcleos Agrarios (FAPPA)	109,800,000
	QEZ Procuraduría Agraria		101,300,000
	E001	Procuración de justicia agraria	101,300,000

1/ Monto incluido en el Anexo 12 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 42. AMPLIACIONES AL RAMO 16 MEDIO AMBIENTE Y RECURSOS NATURALES (pesos)

			Monto
RAMO 16: Medio Ambiente y Recursos Naturales			**275,000,000**
	B00 Comisión Nacional del Agua		275,000,000
	K007	Proyectos de infraestructura económica de agua potable, alcantarillado y saneamiento	200,000,000
	K028	Estudios de preinversión	75,000,000

ANEXO 42.1. AMPLIACIONES PARA PROYECTOS DE INFRAESTRUCTURA HIDRÁULICA (pesos)

		Monto
RAMO 16: Medio Ambiente y Recursos Naturales		**275,000,000**
	Proyecto de abastecimiento de agua potable La Laja para la Zona Conurbada de Ixtapa - Zihuatanejo, Gro.	200,000,000
	Construcción de la presa de almacenamiento y zona de riego "El Chihuero", municipio de Huetamo, Estado de Michoacán	75,000,000

ANEXO 43. AMPLIACIONES AL RAMO 17 PROCURADURÍA GENERAL DE LA REPÚBLICA (pesos)

			Monto
RAMO 17: Procuraduría General de la República 1/			**4,076,550**
	E009	Promoción del respeto a los derechos humanos y atención a víctimas del delito	4,076,550
	601	Fiscalía Especial para los Delitos de Violencia contra las Mujeres y Trata de Personas	4,076,550

1/ Monto incluido en el Anexo 12 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 44. AMPLIACIONES AL RAMO 18 ENERGÍA (pesos)

			Monto
RAMO 18: Energía			**8,000,000**
	Erogaciones para la Igualdad entre Mujeres y Hombres 1/		
	Sector Central		8,000,000
	M001	Actividades de apoyo administrativo	3,000,000
	P002	Coordinación de la implementación de la política energética y de las entidades del sector electricidad	5,000,000

1/ Monto incluido en el Anexo 12 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 45. AMPLIACIONES AL RAMO 20 DESARROLLO SOCIAL (pesos)

		Monto
Ramo 20: Desarrollo Social		**32,770,117**
	Erogaciones para la Igualdad entre Mujeres y Hombres 1/	
P002	Definición y conducción de la política del desarrollo social y comunitario, así como la participación social	3,000,000
S70	Programa de Coinversión Social	10,000,000
S155	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, Para Implementar y Ejecutar Programas de Prevención de la Violencia Contra las Mujeres	19,770,117

1/ Monto incluido en el Anexo 12 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 46. AMPLIACIONES AL RAMO 21 TURISMO (pesos)

		Monto
RAMO 21: Turismo		**6,753,333**
	Erogaciones para la Igualdad entre Mujeres y Hombres 1/	
	Sector Central	6,753,333
F004	Desarrollo e innovación de productos turísticos sustentables	3,753,333
P001	Planeación y conducción de la política de turismo	3,000,000

1/ Monto incluido en el Anexo 12 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 47 AMPLIACIONES PARA LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (pesos)

		MONTO
RAMO 41:Comisión Federal de Competencia Económica		**297,126,371**
	Resectorización	270,226,371
G006	Prevención y eliminación de prácticas y concentraciones monopólicas y demás restricciones a la competencia y libre concurrencia	26,900,000

ANEXO 48 AMPLIACIONES AL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACION (pesos)

		MONTO
RAMO 42: INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN		**613,350,881**
	Resectorización	363,350,881
E035	Evaluaciones confiables de la calidad educativa y difusión oportuna de sus resultados	250,000,000

ANEXO 49 AMPLIACIONES AL INSTITUTO FEDERAL DE TELECOMUNICACIONES (pesos)

		MONTO
RAMO 43: INSTITUTO FEDERAL DE TELECOMUNICACIONES		**2,000,000,000**
	Resectorización	2,000,000,000

ANEXO 50. AMPLIACIONES PARA EL PODER LEGISLATIVO (pesos)

		MONTO
RAMO 01:PODER LEGISLATIVO		**50,000,000**
R002	Entregar a la H. Cámara de Diputados del H. Congreso de la Unión, el	50,000,000

	informe sobre la revisión de la Cuenta de la Hacienda Pública Federal_1/	
101	Auditoría Superior de la Federación	50,000,000

_1/ Gasto de operación

SALÓN DE SESIONES DE LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN.- México, D.F., a 13 de noviembre de 2013.- Dip. **Ricardo Anaya Cortés**, Presidente.- Dip. **Javier Orozco Gómez**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a dos de diciembre de dos mil trece.- **Enrique Peña Nieto**.- Rúbrica.- El Secretario de Gobernación, **Miguel Ángel Osorio Chong**.- Rúbrica.